As filed with the Securities and Exchange Commission on January 31, 2012

Registration No. 333-178345

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACL I Corporation

(Exact name of registrant as specified in its charter)

Delaware	4400	27-4241534
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1701 East Market Street

Jeffersonville, Indiana 47130

(812) 288-0100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Dawn R. Landry

Senior Vice President and General Counsel

ACL I Corporation

1701 East Market Street

Jeffersonville, Indiana 47130

(812) 288-0291

(Name, Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Agent for Service)

With a copy to:

Patrick H. Shannon

Latham & Watkins LLP

555 Eleventh St. NW Suite 1000

Washington, District of Columbia 20004

(202) 637-2200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement will become effective on such date as the U.S. Securities and Exchange Commission (“SEC”), acting under said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated January 31, 2012

Prospectus

ACL I Corporation

Offer to Exchange

All Outstanding

10.625% / 11.375% Senior PIK Toggle Notes due 2016

That have been registered under the Securities Act of 1933, as amended, for a like principal amount of any and all of its outstanding 10.625% / 11.375% Senior PIK Toggle Notes due 2016

The Company

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ACL I Corporation, a Delaware corporation (the “Issuer”), is a holding company and the parent company of American Commercial Lines Inc., a Delaware corporation (“ACL”), one of the largest and most diversified marine transportation and service companies in the United States.

The Exchange Offer

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We are offering to exchange up to $264,218,750 of our outstanding 10.625% / 11.375% Senior PIK Toggle Notes due 2016, including $250,000,000 aggregate principal amount issued on February 15, 2011 and the payment-in-kind interest payment of $14,218,750 issued on August 15, 2011 (together, the “outstanding notes”), that are validly tendered and not validly withdrawn for an equal principal amount of our 10.625% / 11.375% Senior PIK Toggle Notes due 2016 (“exchange notes” and, together with the outstanding notes, “notes”) that are freely tradable, subject to specified conditions.

•	You may withdraw tenders of outstanding notes at any time before the expiration date of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2012, unless we extend the offer. We do not currently intend to extend the expiration date.

•	All outstanding notes that are validly tendered and not validly withdrawn before the expiration of the exchange offer will be exchanged for exchange notes.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer generally will not be a taxable event to a holder for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

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The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the U.S. Securities and Exchange Commission (“SEC”). The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange.

The Exchange Notes

•	The exchange notes are being offered to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

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The terms of the exchange notes to be issued in the exchange offer are substantially identical to the terms of the outstanding notes, except that the transaction in which you may elect to receive the exchange notes has been registered under the Securities Act of 1933, as amended (the “Securities Act”), and therefore, the exchange notes will be freely tradable.

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The exchange notes will be senior to any existing and future debt obligations that are expressly subordinated in right of payment to the exchange notes. The exchange notes will also be effectively junior to any of our secured debt to the extent of the value of the collateral securing such debt. The exchange notes will also be structurally subordinated to all of the existing and future debt of the Issuer’s subsidiaries, including borrowings under the senior secured asset-based revolving credit facility (the “Existing Credit Facility”) and the 12 1/2% Senior Secured Notes due 2017 (the “2017 Notes”) of Commercial Barge Line Company, a wholly owned subsidiary of ACL.

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The exchange notes are not currently listed on an any national securities exchange or the Nasdaq Stock Market, and nor do we intend to apply for listing of the exchange notes on any national securities exchange or the Nasdaq Stock Market or to arrange for them to be quoted on any quotation system. Therefore, we do not anticipate that an active public market for these exchange notes will develop.

Broker-Dealers

•	Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

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Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired such outstanding notes as a result of market-making activities or other trading activities.

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We have agreed that, for a period of up to 180 days after the effective date of the registration statement (the “Registration Statement”), of which this prospectus is a part, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 19 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2012

We have not authorized any dealer, salesperson or other person to give any information or to represent anything to you other than the information contained or incorporated by reference in this prospectus. You should not rely on any unauthorized information or representations. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is current only as of its date and may change after that date.

ACL I Corporation was incorporated in Delaware on October 13, 2010 under the name Finn Intermediate Holding Corporation, which was subsequently changed to ACL I Corporation on February 3, 2011. ACL I Corporation is a holding company and the parent company of American Commercial Lines Inc., a Delaware corporation. Our principal executive offices are located at 1701 East Market Street in Jeffersonville, Indiana 47130 and our telephone number is (812) 288-0100. Our mailing address is P.O. Box 610, Jeffersonville, Indiana 47130 and our website is www.aclines.com. The information on or linked to our website is not part of, or incorporated by reference into, this prospectus.

In this prospectus, unless otherwise indicated or required by the context, the terms “we,” “our,” “us” and the “Company” refer to ACL I Corporation, together with its subsidiaries (including American Commercial Lines Inc.). References to “ACL” refer only to American Commercial Lines Inc. References to the “Issuer” refer only to ACL I Corporation, the issuer of the notes.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the exchange notes offered hereby. This prospectus does not contain all the information included in the Registration Statement nor all the exhibits. Additional business and financial information about us is included in the Registration Statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement

i

being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits filed may be inspected without charge at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained upon the payment of the fees prescribed by the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

Upon the effectiveness of the Registration Statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will file information with the SEC, including annual, quarterly and current reports. You may read and copy any document we file with the SEC, at SEC prescribed rates, at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Those filings are also available to the public on our corporate website at http://www.aclines.com.

Under the indenture under which the exchange notes will be issued (and the outstanding notes were issued), we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we (not including our subsidiaries) will furnish to the holders of the notes copies of all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, and all current reports that would be required to be filed with the SEC on Form 8-K, if we were required to file such reports, in each case within the time periods specified in the indenture. In addition, following the consummation of this exchange offer, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the indenture and make such information available to securities analysts and prospective investors upon request. See “Description of Exchange Notes—Certain Covenants—Provision of Financial Information.”

You may request a copy of these filings at no cost, by sending a written request to Dawn R. Landry, our Senior Vice President and General Counsel, at the Company’s headquarters at 1701 East Market Street in Jeffersonville, Indiana 47130, or by telephoning (812) 288-0291. To obtain timely delivery of any of these documents, you must request them no later than five business days before the date you must make your investment decision. Accordingly, if you would like to request any documents, you should do so no later than        , 2011 to receive them before the expiration of the exchange offer.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On December 21, 2010, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 18, 2010 (the “Merger Agreement”), by and among Finn Holding Corporation, a Delaware corporation (“Parent” or “Finn”), Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” or “Finn Merger”), and ACL, Merger Sub was merged with and into ACL (the “Merger”), with ACL continuing as the surviving corporation and a wholly owned subsidiary of the Issuer, a wholly owned subsidiary of Parent. References to the “Acquisition” in this prospectus collectively refer to the Merger and related transactions described in “Prospectus Summary—The Acquisition.” Predecessor results for Commercial Barge Line Company, the sole wholly owned subsidiary of ACL (“CBLC”) for periods prior to the Acquisition (“Predecessor”) have been presented separately from results for ACL I Corporation for Successor results subsequent to the Acquisition (“Successor”).

The Predecessor financial statements do not reflect the effects of the accounting for, or the financing of, the Acquisition. Although ACL I Corporation was incorporated on October 13, 2010, it had no assets or liabilities and no operations prior to the Acquisition. Accordingly, this prospectus contains Successor consolidated financial statements that present the results of the Successor’s operations for the 10-day period ending December 31, 2010.

Because the Acquisition was consummated on December 21, 2010, elsewhere in this prospectus we have included the consolidated financial statements of (i) CBLC as of and for the years ended December 31, 2008 and 2009, as of and for the period from January 1, 2010 to December 21, 2010, as of and for the 10-day period from December 22, 2010 through December 31, 2010 and as of an for the nine months ended September 30, 2011 and (ii) the Issuer as of and for the 10-day period from December 22, 2010 through December 31, 2010 and as of and for the nine months ended September 30, 2011. Accordingly, the audited consolidated financial statements included in this prospectus do not include the results of either of CBLC or the Issuer for the period from January 1, 2010 through December 31, 2010 (“Fiscal 2010”). However, the unaudited pro forma consolidated financial information included elsewhere in this prospectus under the heading “Unaudited Pro Forma Consolidated Financial Information” presents the combined operating results of CBLC from January 1, 2010 through December 21, 2010 and the Issuer from December 22, 2010 through December 31, 2010 on a pro forma basis as if the Acquisition and the issuance of the Senior PIK Toggle Notes each took place on January 1, 2010. Additionally, because the Issuer is a holding company with no business operations, revenues, expenses, assets or liabilities other than the capital stock of ACL, CBLC’s results prior to December 21, 2010 reflect what the historical results of operations of the Issuer would have been other than with respect to the effects of accounting for, and the financing of, the Acquisition. Accordingly, for the purposes of providing the most meaningful presentation to investors and for facilitating the discussion of Fiscal 2010 compared with 2009 and the nine months ended September 30, 2011 with the corresponding period in 2010 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have included the results for CBLC for the periods prior to the Acquisition and the Issuer for period subsequent to the Acquisition.

We assess the performance of our businesses using a variety of measures. Certain of these measures are not explicitly defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are therefore termed “non-GAAP measures.” One such non-GAAP measure that we routinely evaluate as we believe it as an indicator of core operating performance, as well as segmental performance, is Earnings Before Interest, Taxes, Depreciation, Amortization and Long-term Boat and Barge Rents (“EBITDAR”). EBITDAR is often reported and widely used by analysts, investors and other interested parties in our industry, however, it should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities. Additionally, because Successor operations are expected to differ materially from Predecessor operations due to changes in the form of corporate organization, changes in share-based compensation plans and annual cash incentive plans our executives, we have also presented Adjusted EBTIDAR. Adjusted EBITDAR includes adjustments to historical EBITDAR performance for historical non-cash share-based compensation and for cash expenses related to the cash compensation and travel costs associated with maintaining a Board of Directors and the costs of an Investor Relations department for an equity-traded Company, as well as an estimate of the impact of the go-forward impact of the Successor Company’s annual cash incentive plan for our executives as contrasted with the Plans existing in Predecessor periods. See “Prospectus Summary—Summary Historical Consolidated Financial Data” included elsewhere in this prospectus for a definition of EBITDAR and a reconciliation of EBITDAR to consolidated net loss. Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we identify and explain the relevance of other non-GAAP measures referenced herein, show how they are calculated and present a reconciliation to the most directly comparable measure defined under U.S. GAAP. We do not regard these non-GAAP measures as a substitute for, or superior to, the equivalent measures defined under U.S. GAAP. The non-GAAP measures that we use may not be directly comparable with similarly-titled measures used by other companies.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications and analyses from industry consultants including those published by Informa Economics, Inc. (“Informa”) and Criton Corporation. Industry publications generally state that the information contained therein has been obtained from sources which we believe to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

OTHER DATA

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year ends on December 31 of each year. When we refer to a year, such as “2010,” unless otherwise noted, we are referring to the fiscal year ended on December 31 of that year.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes certain “forward-looking statements” that involve many risks and uncertainties. When used, words such as “anticipate,” “expect,” “believe,” “intend,” “may be,” “will be” and similar words or phrases, or the negative thereof, unless the context requires otherwise, are intended to identify forward-looking statements. These forward-looking statements are based on management’s present expectations and beliefs about future events. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following:

•	the aftermath of the global economic crisis, which began in 2008, may continue to have detrimental impacts on our business;

•	freight transportation rates for the Inland Waterways (as subsequently defined) fluctuate from time to time and may decrease;

•	an oversupply of barging capacity may lead to reductions in freight rates;

•	yields from North American and worldwide grain harvests could materially affect demand for our barging services;

•	any decrease in future demand for new barge construction may lead to a reduction in sales volume and prices for new barges;

•	volatile steel prices may lead to a reduction in or delay of demand for new barge construction;

•	higher fuel prices, if not recouped from our customers, could dramatically increase operating expenses and adversely affect profitability;

•	our operating margins are impacted by a low margin legacy contract and by spot rate market volatility for grain volume and pricing;

•	we are subject to adverse weather and river conditions, including marine accidents;

•	seasonal fluctuations in industry demand could adversely affect our operating results, cash flow and working capital requirements;

•	the aging infrastructure on the Inland Waterways may lead to increased costs and disruptions in our operations;

•	the inland barge transportation industry is highly competitive and increased competition could adversely affect us;

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global trade agreements, tariffs and subsidies could decrease the demand for imported and exported goods, adversely affecting the flow of import and export tonnage through the Port of New Orleans and the demand for barging services;

•	our failure to comply with government regulations affecting the barging industry, or changes in these regulations, may cause us to incur significant expenses or affect our ability to operate;

•	our maritime operations expose us to numerous legal and regulatory requirements, and violation of these regulations could result in criminal liability against us or our officers;

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the Jones Act (as subsequently defined) restricts foreign ownership of our stock, and the repeal, suspension or substantial amendment of the Jones Act could increase competition on the Inland Waterways and have a material adverse effect on our business;

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we are named as a defendant in lawsuits and we are in receipt of other claims and we cannot predict the outcome of such litigation and claims, which may result in the imposition of significant liability;

•	our insurance may not be adequate to cover our operational risks;

•	our aging fleet of dry cargo barges may lead to a decline in revenue if we do not replace the barges or drive efficiency in our operations;

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our cash flows and borrowing facilities may not be adequate for our additional capital needs and our future cash flow and capital resources may not be sufficient for payments of interest and principal of our substantial indebtedness;

•	a significant portion of our borrowings are tied to floating interest rates which may expose us to higher interest payments should interest rates increase substantially;

•	we face the risk of breaching covenants in our Existing Credit Facility;

•	the loss of one or more key customers, or material nonpayment or nonperformance by one or more of our key customers, could cause a significant loss of revenue and may adversely affect profitability;

•	a major accident or casualty loss at any of our facilities or affecting free navigation of the Inland Waterways (as hereinafter defined) could significantly reduce production;

•	potential future acquisitions or investments in other companies may have a negative impact on our business;

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a temporary or permanent closure of the Calumet River to barge traffic in the Chicago area in response to the threat of Asian carp migrating into the Great Lakes may have an adverse effect on operations in the area;

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interruption or failure of our information technology and communications systems, or compliance with requirements related to controls over our information technology protocols, could impair our ability to effectively provide our services or integrity of our information;

•	many of our employees are covered by federal maritime laws that may subject us to job-related claims;

•	we have experienced work stoppages by union employees in the past, and future work stoppages may disrupt our services and adversely affect our operations;

•	the loss of key personnel, including highly skilled and licensed vessel personnel, could adversely affect our business;

•	failure to comply with environmental, health and safety regulations could result in substantial penalties and changes to our operations;

•	we are subject to, and may in the future be subject to disputes, or legal or other proceedings that could involve significant expenditures by us;

•	other factors disclosed in this prospectus; and

•	other factors beyond our control.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various factors, including those set forth in this prospectus under “Risk Factors” and elsewhere in this prospectus. In light of such risks and uncertainties, we caution you not to rely on these forward-looking statements in deciding whether to invest in the notes. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. For a more complete understanding of our Company and the exchange offer, we encourage you to read this entire prospectus, including “Risk Factors” and the financial information and notes thereto included elsewhere in this prospectus. On December 21, 2010, we announced the consummation of the previously announced acquisition of our Company by certain affiliates of Platinum Equity, LLC through the merger of Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Finn Holding Corporation, a Delaware corporation, with and into American Commercial Lines Inc. See “—The Acquisition.” Unless otherwise indicated, or the context otherwise requires, amounts provided in this prospectus relate to continuing operations only. Unless otherwise indicated or required by the context, the terms “we,” “our,” “us” and the “Company” refer to ACL I Corporation, together with its subsidiaries (including American Commercial Lines Inc.). References to “ACL” refer only to American Commercial Lines Inc. References to the “Issuer” refer only to ACL I Corporation, the issuer of the exchange notes offered hereby. Our fiscal year ends on December 31 of each year. When we refer to a year, such as “2010,” we are referring to the fiscal year ended on December 31 of that year. The amounts presented for the year December 31, 2010 is on a combined non-GAAP basis and include results of a new basis of accounting for the ten day post-Acquisition period as is required by US GAAP under Business Combination accounting rules. Such amounts are not materially different from the results of operations for the period from January 1, 2010 through December 21, 2010, the 2010 period of operations for the Predecessor.

Our Company

Headquartered in Jeffersonville, Indiana, we are one of the largest and most diversified marine transportation and service companies in the United States. We provide barge transportation and related services under the provisions of the Jones Act and also manufacture barges, towboats and other vessels, including ocean-going liquid tank barges. We are the third largest provider of dry cargo barge transportation and the second largest provider of liquid cargo barge transportation on the United States Inland Waterways, consisting of the Mississippi River, the Ohio River and the Illinois River and their tributaries, and the Gulf Intracoastal Waterway (collectively, the “Inland Waterways”). According to Informa Economics, Inc., a private forecasting service (“Informa”), as of December 31, 2010, our fleet of dry cargo and liquid tank barges accounted for 11.6% of the total inland dry cargo barge fleet and 10.8% of the total inland liquid cargo barge fleet. Our manufacturing subsidiary, Jeffboat LLC (“Jeffboat”), was the second largest manufacturer of dry cargo and liquid tank barges in the United States in 2010 according to Criton Corporation, publisher of River Transport News. We provide additional value-added services to our customers, including warehousing and third-party logistics, through our BargeLink LLC joint venture. Our operations incorporate advanced fleet management practices and information technology systems which allow us to effectively manage our fleet. During the year ended December 31, 2010 and the nine months ended September 30, 2011, we generated $730.6 million and $613.2 million in consolidated revenue, respectively, $50.1 million and $(19.6) million in consolidated operating income/(loss), respectively, $2.9 million and $37.5 million in net loss, respectively, and $146.1 million and $96.0 million in consolidated Adjusted EBITDAR, respectively. As of September 30, 2011, our inventory was $75.5 million, our net accounts receivable was $86.8 million and the book value of our property, including barges and towboats, net of depreciation, was $938.1 million. The exchange notes offered hereby are not secured by our assets. However, we have significant assets, the most notable of which is the value of our barges, towboats and floating assets that secure our Existing Credit Facility and our 2017 Notes. As of June 15, 2011, our barges, towboats and floating assets were appraised by an independent third party at an aggregate fair market value of approximately $1.2 billion and the net forced liquidation value was approximately $871.6 million. The outstanding balance of the debt secured by these assets as of September 30, 2011 was $435.9 million.

Our Business Segments

We operate primarily in two business segments: (i) transportation and (ii) manufacturing.

Our transportation segment accounted for 84.9% ($520.8 million) of our consolidated revenue, 99.6% ($(19.5) million) of our consolidated operating loss and 92.9% ($89.2 million) of our consolidated Adjusted EBITDAR for the nine months ended September 30, 2011, while our manufacturing segment, Jeffboat, accounted for 14.3% ($87.6 million) of our consolidated revenue, 1.0% ($(0.2) million) of our consolidated operating loss and 6.9% ($6.6 million) of our consolidated Adjusted EBITDAR for the same period. Our other businesses that are not classified within these segments accounted for 0.8% ($4.8 million) of our consolidated revenue, (0.6)% ($0.1 million operating income) of our consolidated operating loss and 0.2% ($0.2 million) of our consolidated Adjusted EBITDAR in the nine months ended September 30, 2011.

For the year ended December 31, 2010, our transportation segment accounted for 86.6% ($632.7 million) of our consolidated revenue, 99.5% ($49.8 million) of our consolidated operating income and 96.2% ($140.2 million) of our consolidated Adjusted EBITDAR, while our manufacturing segment, Jeffboat, accounted for 12.3%

($90.0 million) of our consolidated revenue, none of our consolidated operating income and 3.4% ($4.9 million) of our consolidated Adjusted EBITDAR for the same period. Our other businesses that are not classified within these segments accounted for 1.1% ($7.9 million) of our consolidated revenue, 0.5% ($0.3 million) of our consolidated operating income and 0.4% ($0.6 million) of our consolidated Adjusted EBITDAR in the year ended December 31, 2010.

Transportation Segment

Our transportation segment provides dry and liquid cargo barge transportation on the Inland Waterways for a variety of industrial and agricultural companies. We transport a range of dry cargo, such as grain, coal, steel, and other commodities including salt, alumina, fertilizers, cement, ferro alloys, ore and gypsum. In 2010 grain transportation represented 29.5% of segment revenues and other dry cargoes, including coal and bulk representing 37.5% of transportation segment revenue. We also transport liquid cargo, such as chemicals, petroleum, ethanol, edible oils and other liquid commodities, which represented 27.6% of transportation segment revenue for 2010. Our barging operations are complemented by marine repair, maintenance and port services (e.g., demurrage, towing charter, scrapping, fleeting, shifting, repairing and cleaning of barges and towboats) located strategically throughout the Inland Waterways, which represented 5.4% of transportation segment revenues for 2010.

Our primary customers include many of the major industrial and agricultural companies in the United States. Our relationships with our top ten customers range from five to 30 years. We enter into a wide variety of contracts with these customers, ranging from single spot movements to term contracts (both one-year renewable contracts and extended multi-year contracts). For the full year 2011, we anticipate that approximately 55% to 60% of our barging revenue will be derived from customer contracts that vary in duration, but generally are one year to four years in length. In 2010, our largest customer accounted for approximately 8.5% of transportation segment revenues and the top ten customers combined represented approximately 41% of transportation segment revenue. Most of our term contracts contain rate adjustment provisions for certain costs that help insulate our margins. While fuel comprises a significant percentage of our expenses in the transportation segment, generally our term contracts contain provisions that allow us to pass through (effectively on approximately a 45-day delay basis) a significant portion of any fuel expense increase to our customers, thereby reducing our fuel price risk. Furthermore, 61.1% of our term contracts have a general inflation provision based on changes in the Consumer Price Index and 44.1% of our term contracts enable us to pass through increases in our pay scale of vessel personnel.

As of September 30, 2011, our transportation fleet of 2,402 barges, including owned and chartered barges, was comprised of 1,707 covered hopper dry cargo barges, 378 open hopper dry cargo barges and 317 tank barges. Covered hoppers are most often used to transport grain and other farm products, metallic ores and non-metallic minerals, while open hoppers are most often used to transport coal, sand, rock and stones. We use tank barges primarily for transportation of chemicals, petroleum and related liquid products. Power for our domestic barge fleet, at September 30, 2010 was provided by 122 towboats operated either by us or by a third party operator primarily on our behalf. Our towboats range from 800 horsepower boats to 10,800 horsepower boats.

Manufacturing Segment

Jeffboat, our manufacturing segment, designs and manufactures barges and other vessels for inland river service for third-party customers and for use by our transportation segment. We believe that Jeffboat operates the largest inland single-site shipyard and repair facility in the United States, occupying approximately 64 acres of land in Jeffersonville, Indiana and approximately 5,600 feet of frontage on the Ohio River. Jeffboat has the capacity to produce dry hoppers, tank barges in various sizes and types, ocean-going vessels, dry docks and towboats. In addition, we provide complete dry-docking capabilities and machine shop facilities for repair and storage of towboat propellers, rudders and shafts. Our shipyard has four main production lines. We currently operate two of the lines in two shifts and have the capability of expanding the lines and shifts based on operational needs. The production lines are flexible and allow for dry cargo barges to be built on the same lines as liquid tank barges.

Jeffboat primarily produces vessels for third-party operators within the inland barging industry. Our transportation business is also a significant customer of Jeffboat, and accounted for 26.6% of Jeffboat’s 2010 revenue, before inter-company elimination. As of September 30, 2011, our external manufacturing sales backlog was approximately $117.1 million of contracted revenue, with expected deliveries extending into 2012. The contracts in the backlog generally contain steel price adjustments. The actual price of steel at the time of construction may result in contract prices that are greater than or less than those used to calculate the backlog at the end of the third quarter of 2011. Several contracts in the backlog also contain options for the customer to purchase additional barges in the future, which are not included in the reported backlog until exercised.

Industry Overview

Inland Barge Transportation

While freight movements on the domestic waterways represent a substantial portion of U.S. ton-mile volume, ranking third in 2006 at 15.1% behind rail (49.8%) and truck (34.7%), these movements represent a much smaller portion (1%) of the $735 billion domestic freight market when ranked by dollar value. We believe this highly favorable comparison of revenue per ton-mile is one of the best illustrations of the advantages of shipping freight over the waterways as compared to other transportation modes. In addition to being significantly more cost effective, shipping freight via barge is more energy efficient and safer than transporting via rail or truck. These advantages have contributed to the shifting of freight volumes from truck and rail to barge, particularly for high volume, less time sensitive freight, such as dry bulk and liquid commodities. We believe that the current supply/demand relationship for dry cargo freight indicates that market freight rates obtained in the last several years should be sustained and improved over the long term.

Transportation Mode Comparison. We believe that barge transportation on the Inland Waterways is the most cost efficient, environmentally friendly and safest method of moving freight in the U.S. as compared to railroads or trucks. A typical Lower Mississippi River tow of 40 barges has the carrying capacity of approximately 640 railcars or approximately 2,800 tractor-trailers, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for truck transportation. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants. Carbon dioxide emissions for trains are 39% greater than barge emissions and carbon dioxide emissions for trucks are 371% greater than barge emissions when moving equivalent amounts of freight over equivalent distances. Based on “A Modal Comparison of Freight Transportation Effects on the General Public” by the Texas Transportation Institute, Center for Ports and Waterways, barge transportation is also the safest mode of U.S. freight transportation, based on the percentage of injuries per ton-mile transported. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

Competition within the U.S. inland barging industry is diverse and includes integrated transportation companies and small operators, as well as captive fleets, owned by various U.S. power generating, grain, refining and petrochemical companies. Foreign competition within the industry is restricted due to the Jones Act, a federal cabotage law that restricts domestic non-proprietary-cargo marine transportation in the United States to vessels built and registered in the United States, manned by U.S. citizens and 75% owned by U.S. citizens (the “Jones Act”). In addition, our business is subject to extensive government regulation in the form of international treaties, conventions, federal, state and local laws and regulations, including laws relating to the discharge of materials into the environment.

Supply and Demand Dynamics in the Barging Industry. The inland barge freight market is influenced by a variety of factors, including the size of the Inland Waterways barge fleet, local weather patterns, domestic and international consumption of agricultural and industrial products, crop production, trade policies, the price of fuel and the price of steel. Freight rates in both the dry and liquid markets are a function of the relationship between the amount of freight demand for these commodities and the number of barges available to load freight.

Demand for dry cargo freight on the Inland Waterways is driven by the production volumes of dry bulk commodities transported by barge, as well as the relative economic attractiveness of barging as a means of freight transportation. Historically, the major sources of demand for dry cargo freight are coal for domestic utility companies, industrial and coke producers and export markets; construction commodities, such as cement, limestone, sand and gravel; coarse grain, such as corn and soybeans, for export markets; products used in the manufacturing of steel, finished and partially-finished steel products, ores, salt, gypsum, fertilizer and forest products. The demand for liquid freight is driven by the demand for bulk chemicals used in domestic production, including styrene, methanol, ethylene glycol, caustic soda and other products. It is also affected by the demand for clean petroleum products and agriculture-related products such as ethanol, vegetable oil, biodiesel and molasses.

According to Informa, the Inland Waterways fleet peaked at 23,092 barges at the end of 1998. From 1999 to 2005, the Inland Waterways fleet size was reduced by 2,407 dry cargo barges and 54 liquid tank barges for a total reduction of 2,461 barges, or 10.7%. From that date through the end of 2010, the industry fleet, net of barges scrapped, increased by 125 dry cargo barges and increased by 171 tank barges, ending 2010 at 17,914 dry and 3,013 liquid barges, for a total fleet size of 20,927, 9.4% below the 1998 level. This decline in the industry fleet size has resulted in a more favorable supply-demand dynamic for Inland Waterways freight transportation.

Barge Manufacturing

Manufacturing Demand. Due to the relatively long life of barges and the manufacturing boom of the late 1970’s and early 1980’s, older barges are reaching the end of their life expectancy and single-hulled liquid barges are retiring ahead of U.S. Coast Guard requirements for liquid tank barges to be double-hulled by 2015. Since its peak in 1998, the overall industry dry fleet has declined 11.3%, with over 18% of the current dry fleet at least 26 years old at December 31, 2010. According to Informa, 4,535 new hoppers are expected to be built by 2015, with almost all going towards replacement of the aging fleet. We also believe that approximately 25% of the industry’s existing dry cargo barge fleet will need to be retired or refurbished due to their age over the next three to seven years.

Manufacturing Supply. We believe, based on data reported by River Transport News (published by Criton), that Jeffboat and one other competitor together comprise the significant majority of barge manufacturing capacity in the U.S. and believe that the new dry barge builds required to replace retiring barges will strain the capacity of barge manufacturing during the next five years. According to industry data provided by Informa, from 2005 through 2009, Jeffboat’s brown water liquid and dry cargo barge production accounted for between 25% and 43% of the overall market.

Competitive Strengths

We believe we have the following competitive strengths:

Leading Market Positions. Based on industry data provided by Informa, we are the third largest provider of dry cargo barge transportation and the second largest provider of liquid cargo barge transportation on the Inland Waterway System in the United States. We are also the second largest manufacturer of dry cargo and tank barges in the United States. In 2010, we built approximately 20% of the industry’s dry cargo barges. We believe that these positions provide us with significant competitive advantages in generating revenues and managing costs.

Proven Ability to Manage Cash Flow. We strategically manage our cash flows in order to achieve positive operating cash flow, while concurrently reinvesting in the business. Our Predecessor generated $63.1 million, $128.9 million and $120.5 million in cash from operating activities for the years ended December 31, 2010, 2009 and 2008, respectively. This was sufficient cash flow to re-invest in the fleet and service our indebtedness, even during the recession that began in 2008, and achieved these results by reducing our cost structure and improving our receivables and inventory management processes to reduce working capital. To enhance cash flow for fleet re-investment and to maintain moderate debt levels, we are continuing to optimize our overhead cost structure. We have reduced continuing selling, general and administrative expenses (total less amounts attributable to severance and restructuring charges) by $5.3 million, or 19%, during the nine months ended September 30, 2011 as compared to the same period in 2010, and we are also improving our transportation operating cost structure. We also have the ability to manage the timing of new barge builds for the transportation segment and build barges at lower costs than our competitors through our in-house manufacturing capabilities at Jeffboat. As a result of these in-house capabilities, we do not have to enter into purchase commitments to procure new barges as we can schedule the building of barges when barge freight market demand and investment returns warrant.

Management Expertise. Our management team has detailed knowledge of each of our businesses and end markets, and their depth of experience will help us continue to improve our competitive position. Our management team has considerable experience in the transportation and diversified industrial sectors, previously holding various leadership positions with such companies as AEP/Memco and Acument. Our senior management team is among the most qualified in the industry with an average of more than 20 years of relevant industry experience.

Strong Customer Base. We have a diverse and stable customer base, including high quality industrial and agricultural companies in the United States. We enter into a variety of contracts with these customers, ranging from single spot movements to renewable one-year contracts and multi-year extended contracts. Our largest customers include Cargill, Inc., Louisiana Generating LLC, Nucor Corporation, North American Salt Company, Shell Chemical Company/Shell Trading Company, Consolidated Grain & Barge Company, Ineos–Nova Chemicals, Inc., Archer Daniels Midland Co., United States Steel Corporation and Alcoa, Inc. Our relationships with our top ten customers range between five and thirty years in length. In 2010, our largest customer accounted for approximately 8.5% of transportation segment revenue and the top 10 customers combined represented approximately 41% of transportation segment revenue.

Favorable Industry Fundamentals. Based on “A Modal Comparison of Freight Transportation Effects on the General Public” by the Texas Transportation Institute, Center for Ports and Waterways, barge transportation is the least expensive mode of moving freight, and also benefits from the highest fuel efficiency, best safety record and lowest emissions, relative to rail and truck. The barge transportation industry has demonstrated in recent years, and is expected to continue to demonstrate in a normal demand environment, favorable supply and demand fundamentals resulting in an attractive rate environment and high fleet utilization. According to Informa, more than 4,535 new hoppers are expected to be built over the next four years, with essentially all going towards replacement of the aging industry fleet.

Favorable Regulatory Environment. ACL and the industry in which it operates benefit from a regulated competitive landscape. Specifically, the Jones Act, a federal cabotage law enacted in 1920, requires all vessels transporting cargo between covered U.S. ports, subject to limited exceptions, to be built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens. As a result, we and our competitors in the U.S. are largely insulated from foreign competition.

Low-Cost and Flexible Sourcing. Historically, our transportation segment has been one of Jeffboat’s significant customers, providing us the ability to source barges at competitive prices, as well as providing a guaranteed supply of barges in a tight manufacturing environment. It also provides the ability to build new barges for internal use only when demand warrants and financial returns are attractive. Unlike our competitors, we do not have to lock into new build contracts in advance.

Business Strategy

Our objective is to continue providing high quality service and products to our customers, while sustaining profitable growth through the principal strategies outlined below:

Productivity and Cost Control. In our transportation segment, we are focused on rightsizing our fleet and improving barge and boat efficiency to drive profitability. We expect to improve profitability through a disciplined approach that optimizes our barge fleet size and mix and our traffic network. This approach includes the implementation of a scheduled service program to increase fleet utilization and asset efficiency, reduce costs and provide a superior service differentiation to customers through consistent, predictable delivery schedules. We plan to upgrade our aging dry hopper fleet over the next few years with selective capital investment to reduce the average age of our dry fleet, which is expected to drive higher barge utilization and profitability and reduce barge maintenance and downtime costs. Due to our in-house sourcing through Jeffboat, we can time these upgrades to coincide with industry demand and as new hoppers are required. We also plan to continue tightening our footprint on the Inland Waterways in which we operate, to reduce nonrevenue-producing days and increase our overall loaded miles percentage. We believe this increased traffic density, focused on existing high margin routes and customers, and patterned to service the high margin liquid and bulk businesses, will increase barge productivity and further strengthen EBITDAR margins.

We also have numerous other efficiency and productivity initiatives underway including (1) continuing to improve our fuel consumption efficiency through improved boat operating procedures and boat engine efficiency, (2) the consolidation of our fleeting locations to reduce costs and improve traffic flow, (3) further streamlining our overhead structure to eliminate costs, including costs associated with having been a public company, (4) further reduce average staffing levels on boats by eliminating non-essential functions, (5) improving average tow sizes per boat and tons loaded per barge to increase freight hauling capacity at minimal incremental cost, (6) improving our supply chain sourcing processes and (7) insourcing barge and boat maintenance and repair functions at our existing facilities.

In our manufacturing segment, we are focused on establishing an infrastructure that optimizes our production capabilities and efficiencies, to maximize profitability and return on capital.

Focus on Cash Flow Generation and Prudent Capital Investment. As we mentioned above, we intend to continue our aggressive cost control efforts in order to improve margins and cash flow, optimize our operations and position us for sustained profitability in the future. As the demand for our services improves in response to the macro-economic improvement, we intend to utilize our operating cash flow to reinvest in areas that we determine to have attractive rates of return, while maintaining leverage levels. We have made over $475 million in aggregate capital expenditures from 2005 to September 30, 2011, and we will undertake key capital investment projects over a five-year horizon, including upgrades to our dry hopper fleet with selective replacements and utilizing an approximate dry barge replacement ratio of one new barge for every two barge retirements. We also anticipate that we will continue to fund a portion of the investment in new barges through the selective sale of boats no longer necessary due to our improvements in boat utilization, improved tow sizes and reduced overall fleet size.

High Quality Business Portfolio. We continually strive to maintain an optimal freight and manufacturing product mix across our transportation and manufacturing segments, one that is focused on securing profitable, ratable, long-term contractual business operating with an optimized barge fleet. The strategy for the transportation segment is to increase the proportion of our revenues derived from higher margin and more ratable liquids and bulk businesses, enabling us to be more opportunistic in quoting spot business. We intend to continue pursuing a comprehensive sales and marketing program towards freight that has traditionally been moved by barge, as well as freight that is currently moved by rail and truck. We intend to partner with key strategic customers to move products in freight lanes that are attractive to us.

In our manufacturing segment, we intend to capitalize on increasing market demand for replacement dry hoppers over the next few years and selectively build tank barges and ocean going vessels. We are employing the same market-based contractual pricing approach to securing new contracts at Jeffboat as we do in our transportation segment. Our goal is not to focus on the quantity of barges produced, but rather on building barges that optimize our production capabilities and efficiencies, while maximizing EBITDAR. As of September 30, 2011, our external manufacturing sales backlog was approximately $117.1 million of contracted revenue, with expected deliveries extending into 2012. This backlog excludes unexercised customer options.

Safety and Environmental Stewardship. We believe we are an industry leader in environmental, health, safety, and security management. We are committed to continually improving our environmental and safety performance. In 2009, we began the implementation of certain strategic initiatives that we believe will guide our company to the highest levels of performance in our almost 100 years of operating on the Inland Waterways. The first of these initiatives is the drive to zero injuries, accidents and incidents. While we are proud of the fact that we lead the industry in safety based on benchmark safety statistics from the American Waterways Operators and the Bureau of Labor Statistics, we believe that the only acceptable number when it comes to injuries, accidents and incidents is zero. We have taken some significant steps on our drive to zero, including realigning our transportation services, establishing northern and southern regional headquarters. One of the primary goals of this realignment is to move operations leaders to the field, closer to our customers, our employees and the work we do. By doing so, we believe we will increase accountability, improve communication and increasing our ability to provide more daily, hands-on safety training, all of which are designed to help us achieve our goal of zero accidents, injuries and incidents. Our commitment to the environment is also one of our key operating priorities. We are a member of the American Chemistry Counsel’s Responsible Care Program, which requires its members to: (i) adopt the Responsible Care management system for relevant portions of their operations; (ii) obtain an independent certification that their systems have been fully implemented and function according to professional standards; (iii) measure and publicly disclose compliance with these standards and systems and (iv) implement a Responsible Care Security Code. We have also initiated a drive to zero spills, zero violations and zero impact on the environment. Our commitment to environmental stewardship has not gone unnoticed, as we received the Rear Admiral William M. Benkert Marine Environmental Silver Award for Excellence in 2008, which recognizes leadership in the field of marine environmental protection safety.

Our Organizational Structure

The following diagram illustrates our organizational structure:

(1)	As of September 30, 2011, we had approximately $264,218,750 of outstanding Senior PIK Notes, which includes $250,000,000 aggregate principal amount issued on February 15, 2011 and the payment-in-kind interest payment of $14,218,750 issued on August 15, 2011.
(2)	As of September 30, 2011, we had outstanding borrowings under the facility of $205.4 million. Aggregate borrowings under the facility are currently capped at $390 million. See “Description of Other Indebtedness—Existing Credit Facility.”

The Acquisition

On December 21, 2010, pursuant to the Merger Agreement, Merger Sub was merged with and into ACL, with ACL continuing as the surviving corporation and a wholly owned subsidiary of the Issuer, a wholly owned subsidiary of Parent. The total purchase price was approximately $802 million, which included the assumption of debt, as well as acquisition costs of approximately $40 million that were incurred in connection with the acquisition. The total purchase price was financed through investment capital available to certain private investment funds controlled by Platinum Equity, LLC (such certain private investment funds controlled by Platinum Equity, LLC referred to as “Platinum”). Concurrently with the Merger, ACL obtained debt financing pursuant to a credit agreement entered into with Wells Fargo Capital Finance, LLC and certain other lenders party thereto. See “—The Existing Credit Facility.” References to the “Acquisition” in this prospectus collectively refer to the Merger and related transactions.

The Existing Credit Facility

Concurrently with the Merger, on December 21, 2010, ACL entered into a credit agreement (the “Credit Agreement”) as a guarantor, with CBLC, American Commercial Lines LLC (“ACL LLC”), ACL Transportation Services LLC (“ACLTS”) and Jeffboat, as borrowers, Wells Fargo Capital Finance, LLC, as agent for the lenders, and the lenders from time to time party thereto. The Credit Agreement consists of our Existing Credit Facility in an aggregate principal amount of $475.0 million with a final maturity date of December 21, 2015. The Existing Credit Facility is secured by a lien on substantially all of CBLC, ACL LLC, ACLTS and Jeffboat’s tangible and intangible personal property and a pledge of the capital stock of each of ACL’s wholly owned restricted domestic subsidiaries, among other things. The Existing Credit Facility is also guaranteed by ACL on a limited recourse basis. Availability under the Existing Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of the borrowers’ vessels, inventory and receivables and subject to certain blocks and reserves. As of September 30, 2011, we had outstanding borrowings under the Existing Credit Facility of $205.4 million. See “Description of Other Indebtedness—Existing Credit Facility” for a summary of certain terms of the Existing Credit Facility.

Our Sponsor

Platinum Equity, LLC, together with its affiliates (“Platinum Group”) is a global acquisition firm headquartered in Beverly Hills, California with offices in Boston, New York and London. Since its founding in 1995, Platinum Group has acquired more than 125 businesses in a broad range of market sectors including technology, industrials, logistics, distribution, maintenance and service. Platinum Group’s current portfolio includes over 30 companies and the portfolio generated more than $11 billion in revenue in 2010. The firm has a diversified capital base that includes the assets of its portfolio companies as well as capital commitments from institutional investors in private equity funds managed by the firm. Platinum Group’s M&A&O® approach to investing focuses on acquiring businesses that need operational support to realize their full potential and can benefit from Platinum Group’s expertise in transition, integration and operations.

Corporate Information

Our principal executive offices are located at 1701 East Market Street in Jeffersonville, Indiana and our telephone number is (812) 288-0100. Our mailing address is P.O. Box 610, Jeffersonville, Indiana 47130 and our website address is www.aclines.com. The information on our website is not part of, or incorporated by reference into, this prospectus.

The Exchange Offer

We are offering to exchange up to $264,218,750 of our outstanding notes, which includes the payment-in-kind interest payment of $14,218,750, that are validly tendered and not validly withdrawn for an equal principal amount of our exchange notes that are freely tradable, subject to specified conditions.

General	In connection with the private offering, we entered into a registration rights agreement (the “registration rights agreement”) with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our commercially reasonable efforts to complete an exchange offer for the outstanding notes.

Exchange Offer	We are offering to exchange up to $264,218,750 principal amount of exchange notes, which is being issued in exchange for and replacement of our outstanding notes, which include the payment-in-kind interest payment of $14,218,750. The outstanding notes that are validly tendered and not validly withdrawn may be exchanged only in denominations of $2,000 and integral multiples of $1.00 thereafter.

Resale of the Exchange Notes	Based upon interpretations by the staff of the SEC (the “Staff”) in certain no-action letters issued to unrelated third parties in other transactions, we believe that you may offer for resale, resell, or otherwise transfer, the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are not a broker-dealer who purchased the outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not engaging in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

•	you are not our “affiliate” as defined in Rule 405 of the Securities Act, or an affiliate of any guarantor.

However, we have not submitted a no-action letter and there can be no assurance that the Staff will make a similar determination with respect to this exchange offer. Furthermore, to participate in this exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you this prospectus.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale or other transfer of the exchange notes.

Broker-dealers and any holder using this prospectus to participate in a distribution of the exchange notes cannot rely on the position of the Staff set forth in certain no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale or other transfer of the exchange notes. See “Plan of Distribution.”

Each broker-dealer that receives exchange notes for its own account under this exchange offer in exchange for outstanding notes that it acquired as a result of market-making or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of the exchange notes and provide us with a signed acknowledgement of this obligation.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on , 2012, unless we extend this exchange offer.

Conditions to this Exchange Offer	This exchange offer is subject to limited, customary conditions, which we may waive. See “The Exchange Offer—Conditions to this Exchange Offer.”

Procedures for Tendering Outstanding Notes	If you wish to accept this exchange offer, you must complete, sign and date the letter of transmittal according to the instructions in this prospectus and in the letter of transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding notes that you wish to exchange, to The Bank of New York Mellon Trust Company, N.A. (“BNYM”), as exchange agent, at the address indicated in this prospectus and on the cover page of the letter of transmittal. Alternatively, you can tender your outstanding notes by following the procedures for book-entry transfer described in this prospectus.

If your outstanding notes are held through the Depository Trust Company (“DTC”), and you wish to participate in this exchange offer, you may do so through DTC’s Automated Tender Offer Program. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

•	you will be acquiring the exchange notes in the ordinary course of your business,

•	you are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes,

•

you acknowledge and agree that any person who is a broker-dealer registered under the Exchange Act, or is participating in the exchange offer for the purpose of distributing the exchange notes, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes or other transfer of the exchange notes and cannot rely on the position of the Staff set forth in certain no-action letters,

•

you understand that a secondary resale transaction described above and any resales of the exchange notes or other transfer of the exchange notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K,

•	you are not our affiliate as defined under Rule 405 of the Securities Act, or an affiliate of any guarantor,

•

if you are a broker-dealer that will receive exchange notes for your own account pursuant to the exchange offer, the outstanding notes tendered in the exchange offer were acquired by you as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of such exchange notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act, and

•	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

Guaranteed Delivery Procedures for Tendering Outstanding Notes	If you cannot meet the expiration deadline, or you cannot deliver your outstanding notes, the letter of transmittal, or any other documentation in a timely fashion, or you cannot complete the applicable procedures of DTC’s Automatic Tender Offer Program on or before the expiration date, you may tender your notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Holders	If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in this exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in this exchange offer on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either arrange to have the outstanding notes registered in your name, or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed before the expiration date.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept any outstanding notes that are properly tendered and not validly withdrawn for exchange before 5:00 p.m., New York City time, on the expiration date. We will be deemed to have accepted for exchange, and to have exchanged, validly tendered outstanding notes, if, as and when we give oral (promptly confirmed in writing) or written notice thereof to the exchange agent.

Withdrawal Rights	If you tender your outstanding notes for exchange in this exchange offer and later wish to withdraw them, you may do so at any time before 5:00 p.m., New York City time, on the day this exchange offer expires.

Consequences If You Do Not Exchange Your Outstanding Notes	Outstanding notes that are not tendered in this exchange offer, or are tendered but not accepted for exchange, will continue to bear legends restricting their transfer. You will not be able to sell the outstanding notes unless:

•	an exemption from the requirements of the Securities Act is available to you,

•	we register the resale of outstanding notes under the Securities Act, or

•	the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

After the completion of the exchange offer, we will no longer have any obligation to register the outstanding notes under the federal securities laws, except in limited circumstances. See “The Exchange Offer—Consequences of Failure to Exchange.”

Interest	Interest on the outstanding notes accepted for exchange in this exchange offer will cease to accrue upon the issuance of the exchange notes. The exchange notes will bear interest from the date of issuance of the exchange notes or the date of the last periodic payment of interest on such exchange notes, whichever is later, and such interest will be payable, together with accrued and unpaid interest on the outstanding notes accepted for exchange, on the first interest payment date following the closing of this exchange offer. Interest will continue to accrue on any outstanding notes that are not exchanged for exchange notes in this exchange offer.

United States Federal Income Tax Considerations	The exchange of the outstanding notes for the exchange notes generally will not be a taxable event to a holder for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Exchange Agent	BNYM, the trustee under the indenture, is serving as the exchange agent. Its address and telephone number are provided in this prospectus under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to this exchange offer. See “Use of Proceeds.”

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting Treatment.”

Terms of the Exchange Notes

The forms and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except that the exchange notes:

•	will be registered under the Securities Act and therefore will not bear legends restricting their transfer under the Securities Act; and

•

will not be entitled to specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of additional interest in specified circumstances.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the same indenture under which the outstanding notes were issued, which is governed by New York law. The following summary contains basic information about the exchange notes and is not intended to be complete. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of Exchange Notes.”

Issuer	ACL I Corporation

Notes Offered	Up to $264,218,750 of our 10.625% / 11.375% Senior PIK Toggle Notes due 2016 that are freely tradable, subject to specified conditions, in exchange for an equal amount of our outstanding notes, which includes the payment-in-kind interest payment of $14,218,750, that are validly tendered and not validly withdrawn.

Maturity	February 15, 2016.

Interest	We will pay interest on the exchange notes on February 15 and August 15 of each year. The initial interest payment made on August 15, 2011 was PIK Interest (as defined below). We may, at our option, elect to pay interest on the exchange notes (1) entirely in cash (“Cash Interest”), (2) entirely by increasing the principal amount of the note or by issuing new notes for the entire amount of the interest payment (in each case, “PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. PIK interest on the exchange notes will accrue at the rate of 11.375% and Cash Interest on the exchange notes will accrue at the rate of 10.625% per annum. Following an increase in the principal amount of the outstanding exchange notes as a result of a payment of PIK Interest, the exchange notes will accrue interest on such increased principal amount from the date of such payment. See “Description of Exchange Notes.”

Optional Redemption	We may redeem the exchange notes, in whole or in part, at our option at any time on or after February 15, 2013 at the redemption prices listed in the “Description of Exchange Notes—Optional Redemption,” plus accrued and unpaid interest.

We may also redeem the exchange notes, in whole or in part, at any time before February 15, 2013, at a redemption price equal to 100% of their principal amount plus a premium, together with accrued and unpaid interest. See “Description of Exchange Notes—Optional Redemption.”

In addition, we may redeem up to 35% of the aggregate principal amount of the exchange notes prior to February 15, 2013 with the proceeds of certain equity offerings at a redemption price of 110.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date.

Ranking and Guarantees	The exchange notes will rank pari passu to all of our existing and future senior debt and will rank senior to any future debt that is expressly subordinated to the exchange notes. The exchange notes will also be effectively junior to any of our secured debt to the extent of the value of the collateral securing such debt. The notes will also be structurally subordinated to all of the existing and future debt of the Issuer’s subsidiaries, including borrowings under the Existing Credit Facility and the 2017 Notes. See “Description of Exchange Notes—Ranking.” As of September 30, 2011, we had approximately $696 million of indebtedness, including approximately $200 million of senior secured indebtedness of which the exchange notes would have ranked effectively junior to the extent of the value of the collateral securing such indebtedness. As of September 30, 2011, we also had approximately $183 million of unused capacity under the Existing Credit Facility, all of which would rank effectively senior to the exchange notes in the event we borrowed such funds under the facility.

The exchange notes will not be guaranteed by any of our subsidiaries. See “Description of Exchange Notes—Guarantees.”

Sinking Fund	None.

Mandatory Offer with Equity Proceeds	Prior to February 15, 2013, certain equity offerings will be triggering events that will require us to use 50% of the net proceeds therefrom to offer to purchase notes at 103% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase.

Change of Control	If we experience a change of control, we may be required to make an offer to purchase the exchange notes at 101% of their face amount, plus accrued and unpaid interest. See “Description of Exchange Notes—Change of Control.”

Certain Covenants	The indenture governing the exchange notes contains covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	declare or pay dividends, redeem stock or make other distributions to shareholders;

•	make investments;

•	enter into transactions with affiliates;

•	sell assets;

•	create liens; and

•	consolidate or merge.

These covenants are subject to a number of important qualifications and limitations. See “Description of Exchange Notes.”

Original Issue Discount	We will pay interest on the exchange notes entirely in PIK Interest unless we elect to pay Cash Interest. For U.S. federal income tax purposes, this means that none of the interest payments on the exchange notes will be “qualified stated interest.” Consequently, the exchange notes will be treated as issued with original issue discount for U.S. federal income tax purposes (“OID”), and a U.S. holder (as defined in “Material United States Federal Income Tax Considerations”) will be required to include such OID in gross income for U.S. federal income tax purposes on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes under this exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes tendered in exchange for the exchange notes will be retired or canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization. See “Use of Proceeds.”

Risk Factors	For a description of some of the risks you should consider before participating in the exchange offer, see “Risk Factors” beginning on page 19.

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial information for the periods and dates indicated. The consolidated results of operations and financial position of the Issuer and its consolidated subsidiaries is substantially the same of that of CBLC and its consolidated subsidiaries presented below because the Issuer is a holding company with no business operations, revenues, expenses, assets or liabilities other than the capital stock of ACL, the parent of CBLC. Therefore, we have not provided separate historical financial statements or financial data for the Issuer, other than with respect to the 10-day period ending December 31, 2010, the nine-month period ended September 30, 2011 and as of December 31, 2010 and September 30, 2011.

The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated audited and unaudited financial statements of our business and notes thereto included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

The summary historical financial information as of December 31, 2008, 2009 and 2010 and September 30, 2010 and 2011, for each of the years ended December 31, 2008 and 2009, for the period from January 1, 2010 to December 21, 2010, the 10-day period ending December 31, 2010 and the nine-month periods ended September 30, 2010 and 2011 have been prepared in accordance with U.S. GAAP. The balance sheet data as of December 31, 2009 and the statement of operations and cash flow data for each of the years ended December 31, 2008 and 2009 and for the period from January 1, 2010 to December 21, 2010 have been derived from the audited consolidated financial statements of CBLC included elsewhere in this prospectus. The balance sheet data as of December 31, 2010 and the statement of operations and cash flow data for the 10-day period ending December 31, 2010 have been derived from the audited consolidated financial statements of the Issuer included elsewhere in this prospectus. The balance sheet data as of December 31, 2008 has been derived from the audited consolidated financial statements of CBLC not included this prospectus. The balance sheet data as of September 30, 2011 and the statement of operations and cash flow data for the nine-month period ended September 30, 2011 are derived from the unaudited interim consolidated financial statements of the Issuer included elsewhere in this prospectus. The statement of operations and cash flow data for the nine-month period ended September 30, 2010, are derived from the unaudited interim consolidated financial statements of CBLC included elsewhere in this prospectus. The balance sheet data as of September 30, 2010 has been derived from the unaudited consolidated financial statements of CBLC not included in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

	Successor	Predecessor	Successor(d)	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31, 2010	January 1 to December 21, 2010	Year Ended December 31,
(dollars in thousands)	2011	2010			2009	2008
Statement of Operating Data:
Transportation and Services revenue	$525,567	$455,038	$19,779	$620,753	$630,481	$905,126
Manufacturing revenue	87,640	64,845	4,986	85,054	215,546	254,794

Total Revenue	613,207	519,883	24,765	705,807	846,027	1,159,920
Operating expenses:
Materials, supplies and other	181,647	159,652	6,311	212,567	225,647	304,858
Rent	20,924	15,571	570	20,222	21,715	23,345
Labor and fringe benefits	84,801	91,507	3,102	122,462	115,998	118,737
Fuel	126,919	88,735	3,986	117,372	122,752	227,489
Depreciation and amortization	76,072	32,368	2,532	41,737	48,615	47,255
Taxes, other than income taxes	9,207	8,946	330	11,741	14,072	14,855
Gain on property dispositions	(1,268)	(7,357)	—	(9,021)	(20,282)	(954)

	Successor	Predecessor	Successor(d)	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31,	January 1 to December 21,	Year Ended December 31,
(dollars in thousands)	2011	2010	2010	2010	2009	2008
Costs of goods sold—services	1,698	2,404	90	3,048	3,707	2,080
Costs of goods sold—manufacturing	86,377	63,480	4,838	82,504	189,565	242,309

Cost of sales	586,377	455,306	21,759	602,632	721,789	979,974
Selling, general and administrative expenses	46,462	34,174	8,227	47,874	70,082	77,536
Goodwill impairment	—	—	—	—	—	855

Total operating expenses	632,839	489,480	29,986	650,506	791,871	1,058,365

Operating (loss) income	(19,632)	30,403	(5,221)	55,301	54,156	101,555
Other income	533	342	19	313	1,259	2,279
Interest expense	42,503	29,434	805	37,923	40,932	26,829
Debt retirement expenses	—	—	—	8,701	17,659	2,379

(Loss) income before income taxes and discontinued operations	(61,602)	1,311	(6,007)	8,990	(3,176)	74,626
Income taxes (benefit)	(24,055)	1,089	628	5,540	(1,148)	27,243

Net (loss) income before discontinued operations	(37,547)	222	(6,635)	3,450	(2,028)	47,383

Discontinued operations, net of tax(a)	9	(2)	—	300	(10,030)	628

Net (loss) income	$(37,538)	$220	$(6,635)	$3,750	$(12,058)	$48,011

	Successor	Predecessor	Successor	Predecessor
	As of September 30,		As of December 31,	As of December 31,
(dollars in thousands)	2011	2010	2010	2009	2008
Statement of Financial Position Data:
Cash, restricted cash and cash equivalents	$2,412	$10,341	$3,707	$1,198	$1,217
Accounts Receivable, Net	86,822	78,445	83,518	93,295	138,695
Inventory	75,456	47,790	50,834	39,070	69,635
Working capital(b)	65,522	61,423	45,342	35,097	75,735
Property and equipment, net	938,142	518,922	979,655	521,068	554,580
Total assets	1,227,387	727,367	1,259,272	761,241	879,133
Long-term debt, including current portion	696,296	344,788	385,152	345,533	419,970
Stockholders’ equity	146,203	171,451	428,956	207,941	198,591

	Successor	Predecessor	Successor(d)	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31,	January 1 to December 21,	Year Ended December 31,
(dollars in thousands)	2011	2010	2010	2010	2009	2008
Other Data:
Net cash provided by (used in) operating activities	$(6,782)	$42,441	$8,032	$63,125	$128,852	$120,480
Net cash used in investing activities	(45,334)	(26,771)	(397,544)	(46,948)	(6,537)	(104,207)
Net cash (used in) provided by financing activities	50,821	(6,527)	393,219	5,093	(122,334)	(20,077)
EBITDAR from continuing operations(c)	74,370	77,251	(1,923)	115,611	124,020	172,464
Adjusted EBITDAR(c)	95,992	86,751	17,244	128,518	140,514	185,118
Capital expenditures	42,894	37,577	—	57,798	33,226	97,892

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Towboats (at period end)	122	129	129	140	152
Barges (at period end)	2,402	2,409	2,411	2,510	2,645
Ton-miles from continuing operations affreightment*	22,782,063	22,535,560	30,962,150	34,024,295	35,361,326
Ton-miles from continuing operations non-affreightment*	2,742,867	2,062,366	2,884,304	3,077,305	4,100,050

*	In thousands.
(a)	In all periods presented the operations of the Dominican Republic, Venezuela and Summit businesses, on a net of tax basis, have been presented as discontinued operations. The 2009 net of tax loss resulted primarily from the impairment and subsequent loss on sale of Summit.
(b)	We define working capital as total current assets minus total current liabilities.

(c)	EBITDAR consists of earnings before interest, taxes, depreciation, amortization, long-term boat and barge rents and debt retirement expenses. Adjusted EBITDAR includes adjustments to historical EBITDAR that we do not consider indicative of our ongoing operating performance after the Acquisition. Adjusted EBITDAR includes adjustments for non-cash share-based compensation and for cash expenses related to the cash compensation and travel costs associated with maintaining a Board of Directors and the costs of an Investor Relations department for an equity-traded Company, as well as an estimate of the impact of the go-forward impact of the Successor Company’s annual cash incentive plan as contrasted with the Plans existing in Predecessor periods.

EBITDAR and Adjusted EBITDAR are not calculated or presented in accordance with U.S. GAAP and other companies in our industry may calculate EBITDAR and Adjusted EBITDAR differently than we do. As a result, these financial measures have limitations as analytical and comparative tools and you should not consider these items in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. However, we believe that EBITDAR and Adjusted EBITDAR provide relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. We consider EBITDAR and Adjusted EBITDAR to be meaningful indicators of core operating performance and we use it as a means to assess the operating performance of our business segments. EBITDAR and Adjusted EBITDAR should not be considered as measures of discretionary cash available to us to invest in the growth of our business as both measures exclude certain items that are relevant in understanding and assessing our results of operations and cash flows. EBITDAR and Adjusted EBITDAR provide management with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. We believe that our use of long-term leases to fund the construction and acquisition of revenue-producing assets is a financing decision and therefore we exclude rents related to such arrangements from this measure for its internal analyses. In calculating these financial measures, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. In addition, in evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDAR and Adjusted EBITDAR should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. For additional information regarding EBITDAR and Adjusted EBITDAR and our use and presentation of those measures and the related risks, see “Presentation of Financial and Other Information.”

The following table reconciles net income to EBITDAR and Adjusted EBITDAR on an historical basis:

	Successor	Predecessor	Successor	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31,	January 1 to December 21,	Year Ended December 31,
	2011	2010	2010	2010	2009	2008
(dollars in thousands)
Net (loss) income from continuing operations	$(37,547)	$222	$(6,635)	$3,450	$(2,028)	$47,383
Adjustments from continuing operations:
Interest income	(162)	(1)	—	(3)	(66)	(148)
Interest expense	42,503	29,434	805	37,923	40,932	26,829
Debt retirement expenses	—	—	—	8,701	17,659	2,379
Depreciation and amortization	82,081	35,118	2,860	45,253	52,475	50,446
Taxes	(24,055)	1,089	628	5,540	(1,148)	27,243

EBITDA from continuing operations	62,820	65,862	(2,342)	100,864	107,824	154,132

Long-term boat and barge rents	11,550	11,389	419	14,747	16,196	18,332

EBITDAR from continuing operations	74,370	77,251	(1,923)	115,611	124,020	172,464

Equity based compensation(1)	2,204	3,094	3,508	3,956	8,164	9,284
Compensation cost savings(2)	—	4,200	226	6,074	—	—
Public company costs(3)	—	1,875	67	2,433	2,500	2,500
Restructuring charges(4)	19,418	333	15,366	444	5,830	870

Adjusted EBITDAR from continuing operations	$95,992	$86,753	$17,244	$128,518	$140,514	$185,118

(1)	Reflects exclusion of non-cash equity-based incentive compensation expense.
(2)	Reflects estimated reduction in cash bonus payments accrued that would have resulted had the 2011 executive bonus structure that is expected to be implemented in connection with the Acquisition been in effect during 2010.
(3)	Reflects exclusion of certain costs associated with being a company with publicly traded equity that we believe can be internalized by our existing management team, including investor relations expenses, internal audit expenses, board of director expenses and estimated incremental audit fee expenses.
(4)	Reflects restructuring costs, including severance (primarily related to the closure of our Houston office and related severance charges).

(d)	Includes approximately $1.1 million in additional expenses resulting from new basis accounting in the ten-day period ended December 31, 2010. This impact by line item is as follows:

Fuel	$0.3
Depreciation and amortization	1.7
Interest expense	(0.2)
Income tax benefit	0.7

Total	$1.1

RISK FACTORS

You should carefully consider the following risks as well as the other information contained in this prospectus before deciding whether to participate in this exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties that we currently deem to be immaterial may also materially and adversely affect our business operations. In such case, you may lose all or part of your original investment. Information contained in this section may be considered “forward-looking statements.” See “Disclosure Regarding Forward-Looking Statements” for a discussion of certain qualifications regarding such statements.

Risks Relating to this Exchange Offer

If you do not properly tender your outstanding notes, your ability to transfer such outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate this exchange offer, you may continue to hold outstanding notes that are not registered under the Securities Act and that are subject to the existing transfer restrictions, and you will not have any further registration rights in respect of the outstanding notes, except in limited circumstances. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After this exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because fewer outstanding notes will remain outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate this exchange offer could lower the market price of such exchange notes.

An active trading market may not develop for the exchange notes.

The exchange notes have no established trading market and will not be listed on any securities exchange or for quotation on any quotation system. The initial purchasers are not obligated to make a market in the exchange notes, and may discontinue any such market making at any time without notice. The liquidity of any market for the exchange notes will depend upon many factors.

Accordingly, we cannot assure you that a market or liquidity will develop for the exchange notes. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market for the exchange notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

Risks Relating to the Notes

The notes are effectively subordinated to all indebtedness and other liabilities of the Issuer’s subsidiaries and, because the Issuer is a holding company with no business operations or assets, we will be dependent upon distributions from the Issuer’s subsidiaries to repay the notes.

The Issuer is a holding company with no business operations or assets other than the capital stock of ACL. The Issuer’s operations are conducted through ACL and its subsidiaries. Consequently, we will be dependent on loans, cash flows, and other distributions from ACL and its subsidiaries to make payments of principal on the notes. No separate financial statements of the Issuer on a stand-alone basis are included in or incorporated by reference into this prospectus and, instead, financial and other information of ACL and its subsidiaries are presented.

As of September 30, 2011, we have $696.3 million of total debt outstanding, including approximately $30.6 million of premium on the debt balances recorded in conjunction with the Acquisition. Further, approximately $182.7 million would have been available to our subsidiaries for additional borrowing under the Existing Credit Facility. Holders of the notes will not have any claim as creditors against ACL or any of its subsidiaries. Neither ACL nor any of its subsidiaries will guarantee the obligations under the notes. The notes are structurally subordinated to any existing and future indebtedness and other liabilities of any of the Issuer’s subsidiaries, even if those obligations do not constitute indebtedness. In the event that the Issuer is declared bankrupt, becomes insolvent or is liquidated or reorganized, the notes will be structurally subordinated to the claims of the creditors of ACL and its subsidiaries, including the lenders under the Existing Credit Facility, holders of the 2017 Notes, trade creditors and holders of other indebtedness of ACL and its subsidiaries. Accordingly, there might only be a limited amount of assets available to satisfy your claims as a holder of the notes upon an acceleration of the maturity of the notes. We cannot assure you that if ACL and its subsidiaries have their debt accelerated, the Issuer will be able to repay the notes.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on their cash flows and earnings, which, in turn, will be affected by all of the factors discussed in these “Risk Factors.” The ability of our direct and indirect subsidiaries to pay dividends and make distributions to us may be restricted by, among other things, applicable laws and regulations and by the terms of agreements into which they enter. If we are unable to obtain funds from our direct and indirect subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, we may not be able to pay principal on the notes when due. The terms of the Existing Credit Facility significantly restricts ACL from paying dividends and otherwise transferring assets to us, except for administrative, legal and accounting services. The terms of the indenture governing the notes significantly restrict ACL and its subsidiaries from paying dividends and otherwise transferring assets to us. We cannot assure you that the agreements governing the current and future indebtedness of ACL’s direct and indirect subsidiaries will permit such subsidiaries to provide us with sufficient dividends, distributions or loans to pay principal on the notes when due.

We currently anticipate that, in order to pay the principal amount of the notes, we will be required to adopt one or more alternatives, such as refinancing all or a portion of the indebtedness of us and our subsidiaries, selling our equity securities or the equity securities or assets of ACL or seeking capital contributions or loans from our affiliates. None of our affiliates are required to make any capital contributions, loans or other payments to us with respect to our obligations on the notes. There can be no assurance that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable us to refinance indebtedness of us and our subsidiaries or pay the principal amount of the notes or that any of such actions would be permitted by the terms of any debt instruments of us or our direct and indirect subsidiaries then in effect.

Because all of the net proceeds from the outstanding notes were distributed to our equity holders, a court could deem the obligations evidenced by the notes to be a fraudulent conveyance.

All of the net proceeds from the outstanding notes were distributed to our equity holders. The incurrence of the indebtedness evidenced by the outstanding notes and the making of the distribution are subject to review under relevant state and federal fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of our creditors. Under these statutes, if a court were to find at the time the outstanding notes were issued that we:

•	were insolvent or rendered insolvent by reason of such incurrence;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature

(as all of the foregoing terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes), the court could void or subordinate the obligations evidenced by the notes in favor of our other obligations.

The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a company would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We believe that, after giving effect to the issuance of the outstanding notes on February 15, 2011, the separate sale and the distribution to our stockholders of the net proceeds therefrom, we were not insolvent, did not have unreasonably small capital for our business and did not have incurred debts beyond our ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of indebtedness, which will require significant interest and principal payments. As of September 30, 2011, we have $696.3 million of total debt outstanding, including approximately $30.6 million of premium on the debt balances recorded in conjunction with the Acquisition. Subject to the limits contained in the indenture governing the notes and our other debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify, which could trigger violation of our covenants. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We may be unable to service our indebtedness, including the notes.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, including the availability of financing in the banking and capital markets as well as the other risks described herein. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the notes, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the notes, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

The indenture governing the notes, the Existing Credit Facility and the indenture governing the 2017 Notes impose significant operating and financial restrictions on our Company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The indenture governing the notes, our Existing Credit Facility and the indenture governing the 2017 Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	incur additional indebtedness or enter into sale and leaseback obligations;

•	pay dividends or certain other distributions on our capital stock or repurchase our capital stock other than allowed under the indenture governing the notes or the indenture governing the 2017 Notes;

•	make certain investments or other restricted payments;

•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with stockholders or affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

As a result of these covenants and restrictions, we will be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

For the nine months ended September 30, 2011, we had a $61.7 million deficiency in our fixed charge coverage ratio, and this pattern may continue in the future. If we continue to have a deficiency in our fixed charge coverage ratio, we may not be able to incur additional debt to compete effectively or take advantage of new business opportunities.

We may not be able to finance a change of control offer required by the indenture.

Upon a change of control, as defined under the indenture governing the notes, you will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount of the notes, plus accrued interest. In order to obtain sufficient funds to pay the purchase price of the notes, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Neither ACL nor any of its subsidiaries guarantee the obligations under the notes and, accordingly, holders of the notes will not have any claim as creditors against ACL or any of its subsidiaries in the event we are unable to finance a change of control offer. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Such an event of default may cause the acceleration of our other debt. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture.

Failure to comply with covenants in the Existing Credit Facility, the indenture governing the 2017 Notes and the indenture governing the notes offered hereby or in any future financing agreements could result in cross-defaults under some of such financing agreements, which cross-defaults could jeopardize our ability to satisfy our obligations under the notes.

Various risks, uncertainties and events beyond our control could affect our ability to comply with the covenants, financial tests and ratios required by our credit facility, the indenture governing the 2017 Notes and the indenture governing the notes offered hereby or any future financing agreements we may enter into. Failure to comply with any of the covenants in the Existing Credit Facility, the indenture governing the 2017 Notes and the indenture governing the notes offered hereby or in any future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions, including the indenture governing the notes. A default would permit lenders to cease to make further extensions of credit, accelerate the maturity of the debt under these agreements and foreclose upon any collateral securing that debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our ability to repay our credit facility and our obligations under the notes. In addition, limitations imposed by any future financing agreements on our ability to incur additional debt and to take other actions could significantly impair our ability to obtain other financing.

A lowering or withdrawal of the credit ratings assigned to our securities by rating agencies may adversely affect the market value of the notes, increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by a rating agency could decrease earnings and may result in higher borrowing costs. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If the credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

The exchange notes will be treated as issued with original issue discount for U.S. federal income tax purposes.

We will pay interest on the exchange notes entirely in PIK Interest unless we elect to pay Cash Interest. For U.S. federal income tax purposes, this means that none of the interest payments on the exchange notes will be “qualified stated interest.” Consequently, the exchange notes will be treated as issued with original issue discount for U.S. federal income tax purposes (“OID”), and a U.S. holder (as defined in “Material United States Federal Income Tax Considerations”) will be required to include such OID in gross income for U.S. federal income tax purposes on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. See “Material United States Federal Income Tax Considerations.”

If we file a bankruptcy petition, or if a bankruptcy petition is filed against us, you may receive a lesser amount for your claim under the notes than you would have been entitled to receive under the indenture governing the notes.

If we file a bankruptcy petition under the United States Bankruptcy Code after the issuance of the exchange notes, or if such a bankruptcy petition is filed against us, your claim against us for the principal amount of your notes may be limited to an amount equal to:

•	the original issue price for the notes; and

•	the portion of original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of any bankruptcy filing would constitute unmatured interest. Accordingly, under these circumstances, you may receive a lesser amount than you would have been entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available.

Platinum owns all of our equity and their interests may not be aligned with yours.

As result of the Acquisition, Platinum owns substantially all of the fully diluted equity of the Issuer, and, therefore, will have the power to control our affairs and policies. Platinum will also control, to a large degree, the election of directors, the appointment of management, the entry into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors so elected will have authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The interests of Platinum could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Platinum and certain of its affiliates and co-investors, as equity holders, might conflict with your interests as a noteholder. Platinum may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, Platinum is in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

Risks Relating to Our Industry

The aftermath of the global economic crisis, which began in 2008, may continue to have detrimental impacts on our business.

Although we cannot predict the extent, timing and full ramifications, we believe that the recession, which began in 2008 and its aftermath, at a minimum, heighten the following risks.

Potential recession impacts—In the nine months ended September 30, 2011, we saw demand increases over the prior year in specific commodities that are currently shipped by barge. However, this improved demand level continues to be significantly diminished from pre-recession levels and negatively impacts price/mix/volume. Notwithstanding the recent demand increase, demand levels continue to be lower than prior to the recession and, as a result, there continues to be an oversupply of barges, which results in reduced rates that we can charge for our services, particularly in the spot markets. Such lower rates have negatively impacted our revenues and financial condition in our transportation segment. This loss of demand has also and could continue to result in tow-size and barge positioning inefficiencies. The stagnant freight markets also may delay investment decisions by customers of our manufacturing segment.

Credit availability to our customers and suppliers—We believe that many of our customers and suppliers rely on liquidity from operative global credit markets. If credit availability remains restricted for these customers, demand for our products and services may be constricted resulting in lower revenues and barge production backlogs and we may not be able to enforce contracts or collect on outstanding invoices.

Market risk—We have significant costs associated with our pension plan, which is dependent on many factors, including the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets affect the amount of pension expense ultimately recognized, impacting our results of operations. Plan assets declined significantly in 2008. The fair value of plan assets increased in 2009 and 2010 and through the first three quarters of 2011, however, the increase in fair value to the nine months ended September 30, 2011 primarily only reflected the $7.5 million of current year contributions to the Plan. The combined return from the beginning of 2008 remains below the average assumed rate of return used for actuarial estimation purposes. Further declines in the value of plan assets or continued lower than assumed returns over time could increase required expense provisions and contributions under the plan. See Note 5 to the condensed consolidated financial statements for the nine months ended September 30, 2011 included elsewhere in this prospectus for disclosures related to our employee benefit plans.

Freight transportation rates for the Inland Waterways fluctuate from time to time and may decrease.

Freight transportation rates fluctuate from season-to-season and year-to-year. Levels of dry and liquid cargo being transported on the Inland Waterways vary based on several factors including global economic conditions and business cycles, domestic agricultural production and demand, international agricultural production and demand, and foreign exchange rates. Additionally, fluctuation of ocean freight rate spreads between the Gulf of Mexico and the Pacific Northwest affects demand for barging on the Inland Waterways, especially in grain movements. Grain, particularly corn for export, has been a significant part of our business. Since the beginning of 2006, all grain transported by us has been under spot market contracts. Spot grain contracts are normally priced at, or near, the quoted tariff rates in effect for the river segment of the move at the time they are contracted, which ranges from immediately prior to the transportation services to 90 days or more in advance. We generally manage our risk related to spot rates by contracting for business over a period of time and holding back some capacity to leverage the higher spot rates in periods of high demand. Spot rates can vary widely from quarter-to-quarter and year-to-year. A decline in spot rates could negatively impact our business. The number of barges and towboats available to transport dry and liquid cargo on the Inland Waterways also varies from year-to-year as older vessels are retired and new vessels are placed into service. The resulting relationship between levels of cargos and vessels available for transport affects the freight transportation rates that we are able to charge.

An oversupply of barging capacity may lead to reductions in freight rates.

Our industry suffered from an oversupply of barges relative to demand for barging services for many years following the boom in barge production in the late seventies and early eighties. Oversupply conditions may recur due to a variety of factors, including a more permanent drop in demand, overbuilding, delays in scrapping or extension of use through refurbishing of barges approaching the end of their life expectancies. We believe that approximately 25% of the industry’s existing dry cargo barge fleet will need to be retired or refurbished due to their age over the next three to seven years. If retirement occurs, demand for barge services is at normal levels and new builds do not replace retired capacity, we believe that barge capacity may be constrained. However, if an oversupply of barges were to occur, it could take several years before supply growth matches demand due to the variable nature of the barging industry and the freight transportation industry in general, and the relatively long life of marine equipment. Such oversupply could lead to reductions in the freight rates that we are able to charge until volume demand returns.

Yields from North American and worldwide grain harvests could materially affect demand for our barging services.

Demand for dry cargo barging in North America is significantly affected by the volume of grain exports flowing through ports on the Gulf of Mexico. The volume of grain exports through the Gulf of Mexico can vary due to, among other things, crop harvest yield levels in the United States and abroad, and ocean going freight spreads between the Gulf and the Pacific Northwest. Overseas grain shortages increase demand for U.S. grain, while worldwide over-production decreases demand for U.S. grain. Other factors, such as domestic ethanol demand and overseas markets’ acceptance of genetically altered products and the exchange rate, may also affect demand for U.S. grain. Fluctuations in demand for U.S. grain exports can lead to temporary barge oversupply, which in turn can lead to reduced freight rates. We cannot assure that historical levels of U.S. grain exports will continue in the future.

Any decrease in future demand for new barge construction may lead to a reduction in sales volume and prices for new barges.

The prices we have been able to charge for manufacturing segment production have fluctuated historically based on a variety of factors including our customers’ cost and availability of debt financing, cost of raw materials, the cost of labor and the demand for new barge builds compared to the barge manufacturing capacity within the industry at the time. From 2007 through 2008, we increased the pricing on our barges, net of steel costs, in response to increased demand for new barge construction. Although we plan to continue increasing the longer term pricing on our barges, net of steel, in conjunction with the expected additional long-term demand for new barge construction as well as inflation of our costs, the current economic crisis has affected our customers’ need and ability to build new barges in the near-term. If demand for new barge construction diminishes or the recession deepens or extends we may not be able to maintain or increase pricing over our current levels.

Volatile steel prices may lead to a reduction in or delay of demand for new barge construction.

Our contracts for Jeffboat production generally contain steel price adjustments. Although the price of steel has declined from peak levels seen in 2008, the price has been volatile in recent years. Due to the steel price adjustments in the contracts, the total price incurred by our customers for new barge construction has also varied. Some customers may consider steel prices when determining to build new barges resulting in fluctuating demand for new barge construction.

Higher fuel prices, if not recouped from our customers, could dramatically increase operating expenses and adversely affect profitability.

Fuel expenses represented 24.4% and 19.8% of transportation revenues in the nine months ended September 30, 2011 and 2010, respectively. Fuel prices are subject to fluctuation as a result of domestic and international events. Generally, our term contracts contain provisions that allow us to pass through (effectively on approximately a 45-day delay basis) a significant portion of any fuel expense increase to our customers, thereby reducing, but not eliminating, our fuel price risk. We also have contracts that do not contain such clauses, or where the clauses do not fully cover increased fuel pricing. Fuel price is a key, but not the only variable in spot market pricing. Therefore, fuel price and the timing of contractual rate adjustments can be a significant source of quarter-over-quarter and year-over-year volatility, particularly in periods of rapidly changing fuel prices. Negotiated spot rates may not fully recover fuel price increases. From time to time we hedge the expected cash flows from anticipated purchases of unprotected gallons through fuel price swaps. We choose how much fuel to hedge depending on the circumstances. However, we may not effectively control our fuel price risk and may incur fuel costs that exceed our projected cost of fuel. At September 30, 2011, the market value of our fuel price swaps represented a liability of approximately $1.8 million. Assuming no further changes in market value prior to settlement dates in 2011 and 2012, this amount will be charged to operations as the fuel is used keeping our costs under fixed fuel contracts in line with our expectations.

Our operating margins are impacted by a low margin legacy contract and by spot rate market volatility for grain volume and pricing.

We emerged from bankruptcy in January 2005. Our largest term contract for the movement of coal predates the emergence and was negotiated at a low margin. Though it contains a fuel adjustment mechanism, the mechanism does not fully recover increases in fuel cost. The majority of our coal moves, since bankruptcy and through the 2015 expiration of this contract, may be at a low or negative margin due to our inability to fully recover fuel price increases. We have hedged expected 2011 fuel usage at prices that should provide positive 2011 margins for this contract. This concentration of low margin business was approximately $37.6 million, $51.1 million and $43.1 million of our total revenues in 2010, 2009 and 2008, respectively.

All of our grain shipments since the beginning of 2006 have been under spot market contracts. Spot rates can vary widely from quarter-to-quarter and year-to-year. Spot grain contracts are normally priced at, or near, the quoted tariff rates in effect for the river segment of the move at the time they are contracted, which ranges from immediately prior to the transportation services to 90 days or more in advance. We generally manage our risk related to spot rates by contracting for business over a period of time and holding back some capacity to leverage the higher spot rates in periods of high demand. The available pricing and the volume under such contracts is impacted by many factors including global economic conditions and business cycles, domestic agricultural production and demand, international agricultural production and demand, foreign exchange rates, fluctuation of ocean freight rate spreads between the Gulf of Mexico and the Pacific Northwest and the extent of demand for dry barge services in the non-grain dry bulk market.

The revenues generated under such contracts, therefore, ultimately may not cover inflation, particularly for wages and fuel, in any given period. These circumstances may reduce the margins we are able to realize on the contract grain movements during 2011. Revenues from grain volumes were 30%, 31% and 21% of our total transportation segment revenues in 2010, 2009 and 2008, respectively.

We are subject to adverse weather and river conditions, including marine accidents.

Our barging operations are affected by weather and river conditions. Varying weather patterns can affect river levels, contribute to fog delays and cause ice to form in certain river areas of the United States. For example, the Upper Mississippi River closes annually from approximately mid-December to mid-March, and ice conditions can hamper navigation on the upper reaches of the Illinois River during the winter months. Such conditions typically increase our repair and other operating costs. During hurricane season in the summer and early fall we may be subject to revenue loss, business interruptions and equipment and facilities damage, particularly in the Gulf of Mexico region. In addition, adverse river conditions can result in lock closures as well as affect towboat speed, tow size and loading drafts and can delay barge movements. Terminals may also experience operational interruptions as a result of weather or river conditions. Idle weather-related barge days increased in the first nine months of 2011 compared to 2010. Adverse weather conditions may also affect the volume of grain produced and harvested, as well as impact harvest timing and therefore pricing. In the event of a diminished or delayed harvest, the demand for barging services will likely decrease.

Marine accidents involving our or others’ vessels may impact our ability to efficiently operate on the Inland Waterways. Such accidents, particularly those involving spills, can effectively close sections of the Inland Waterways to marine traffic.

Our manufacturing segment’s waterfront facility is subject to occasional flooding. Its manufacturing operation, much of which is conducted outdoors, is also subject to weather conditions. As a result, these operations are subject to production schedule delays or added costs to maintain production schedules caused by weather. During the first nine months of 2011, adverse weather conditions caused weather-related lost production days to increase by 7.5 production days, almost 20% more lost production days than in the prior year first nine months.

Seasonal fluctuations in industry demand could adversely affect our operating results, cash flow and working capital requirements.

Segments of the inland barging business are seasonal. Historically, our revenue and profits have been lower during the first six months of the year and higher during the last six months of the year. This seasonality is due primarily to the timing of the North American grain harvest and seasonal weather patterns. Our working capital requirements typically track the rise and fall of our revenue and profits throughout the year. As a result, adverse market or operating conditions during the last six months of a calendar year could disproportionately adversely affect our operating results, cash flow and working capital requirements for the year.

The aging infrastructure on the Inland Waterways may lead to increased costs and disruptions in our operations.

Many of the dams and locks on the Inland Waterways were built early in the last century, and their age makes them costly to maintain and susceptible to unscheduled maintenance and repair outages. The delays caused by malfunctioning dams and locks or by closures due to repairs or construction may increase our operating costs, delay the delivery of our cargoes and create other operational inefficiencies. This could result in interruption of our service and lower revenues. Much of this infrastructure needs to be replaced, but federal government funding has historically been limited. Funding has been supplemented by diesel fuel user taxes paid by the towing industry. There can be no guarantee that government funding levels will be sufficient to sustain infrastructure maintenance and repair costs or that a greater portion of the costs will not be imposed on operators. Higher diesel fuel user taxes could be imposed which would increase our costs. A “lockage fee” could be imposed to supplement or replace the current fuel user tax. Such a fee could increase our costs in certain areas affected by the lockage fee. We may not be able to recover increased fuel user taxes or such lockage fees through pricing increases.

The inland barge transportation industry is highly competitive; increased competition could adversely affect us.

The inland barge transportation industry is highly competitive. Increased competition in the future could result in a significant increase in available shipping capacity on the Inland Waterways, which could create downward rate pressure for us or result in our loss of business.

Global trade agreements, tariffs and subsidies could decrease the demand for imported and exported goods, adversely affecting the flow of import and export tonnage through the Port of New Orleans and the demand for barging services.

The volume of goods imported through the Port of New Orleans and other Gulf-coast ports is affected by subsidies or tariffs imposed by U.S. or foreign governments. Demand for U.S. grain exports may be affected by the actions of foreign governments and global or regional economic developments. Foreign subsidies and tariffs on agricultural products affect the pricing of and the demand for U.S. agricultural exports. U.S. and foreign trade agreements can also affect demand for U.S. agricultural exports as well as goods imported into the United States. Similarly, national and international embargoes of the agricultural products of the United States or other countries may affect demand for U.S. agricultural exports. Additionally, the strength or weakness of the U.S. dollar against foreign currencies can impact import and export demand. These events, all of which are beyond our control, could reduce the demand for our services.

Our failure to comply with government regulations affecting the barging industry, or changes in these regulations, may cause us to incur significant expenses or affect our ability to operate.

The barging industry is subject to various laws and regulations, including national, state and local laws and regulations, all of which are subject to amendment or changes in interpretation. In addition, various governmental and quasi-governmental agencies require barge operators to obtain and maintain permits, licenses and certificates and require routine inspections, monitoring, recordkeeping and reporting respecting their vessels and operations. Any significant changes in laws or regulations affecting the inland barge industry, or in the interpretation thereof, could cause us to incur significant expenses. Enacted regulations call for increased inspection of towboats. The United States Coast Guard interpretation of these regulations could result in boat delays and significantly increased maintenance and upgrade costs for our boat fleet. Furthermore, failure to comply with current or future laws and regulations may result in the imposition of fines and/or restrictions or prohibitions on our ability to operate. Though we work actively with regulators at all levels to avoid inordinate impairment of our operations, regulations and their interpretations may ultimately have a negative impact on the industry.

In addition, changes in environmental laws impacting the shipping business, including the passage of climate change legislation or other regulatory initiatives that restrict emissions of greenhouse gases, may require costly vessel modifications, the use of higher-priced fuel and changes in operating practices that may not all be able to be recovered through increased payments from customers.

Our maritime operations expose us to numerous legal and regulatory requirements, and violation of these regulations could result in criminal liability against us or our officers.

Because we operate in marine transportation, we are subject to numerous environmental laws and regulations. Violations of these laws and regulations in the conduct of our business could result in fines, criminal sanctions or criminal liability against us or our officers.

The Jones Act restricts foreign ownership of our stock, and the repeal, suspension or substantial amendment of the Jones Act could increase competition on the Inland Waterways and have a material adverse effect on our business.

The Jones Act requires that, to be eligible to operate a vessel transporting non-proprietary cargo on the Inland Waterways, the company that owns the vessel must be at least 75% owned by U.S. citizens at each tier of its ownership. The Jones Act therefore restricts, directly or indirectly, foreign ownership interests in the entities that directly or indirectly own the vessels which we operate on the Inland Waterways. If we at any point cease to be 75% owned by U.S. citizens we may become subject to penalties and risk forfeiture of our Inland Waterways operations. The Jones Act continues to be in effect, but has from time to time come under scrutiny. If the Jones Act was to be repealed, suspended or substantially amended and, as a consequence, competitors with lower operating costs were to enter the Inland Waterways market, our advantages as a U.S. citizen operator of Jones Act vessels could be eroded over time.

Risks Relating to Our Business

We are named as a defendant in lawsuits and we are in receipt of other claims and we cannot predict the outcome of such litigation and claims, which may result in the imposition of significant liability.

Litigation and claims are pending relating to a collision on July 23, 2008, involving one of our tank barges that was being towed by DRD Towing and the motor vessel Tintomara, operated by Laurin Maritime, at Mile Marker 97 of the Mississippi River in the New Orleans area. For additional information, see “Business—Legal Proceedings.” We filed an action in the United States District Court for the Eastern District of Louisiana seeking exoneration from or limitation of liability. All lawsuits filed against us have been consolidated in this action. Claims under the Oil Pollution Act of 1990 (“OPA 90”) are also afforded an administrative process to settle such claims. We were designated a responsible party under OPA 90, and we performed the cleanup and are responding to OPA 90 claims. We have made a demand on DRD Towing and Laurin Maritime for cleanup, defense and indemnification. However, there is no assurance that DRD Towing and Laurin Maritime or any other party that may be found responsible for the accident will have the insurance or financial resources available to provide such defense and indemnification. We have various insurance policies covering pollution, property, marine and general liability that we believe will be sufficient to cover our liabilities. However, there can be no assurance that our insurance coverage will be adequate. See “—Our insurance may not be adequate to cover our operational risks.” We cannot predict the outcome of this litigation which may result in the imposition of significant liability.

Our insurance may not be adequate to cover our operational risks.

While we believe that we have satisfactory insurance coverage for pollution, property, marine and general liability, in the event that costs exceed our available insurance or additional liability is imposed on us for which we are unable to seek reimbursement, our business and operations could be materially and adversely affected. We may not be able to continue to procure adequate insurance coverage at commercially reasonable rates in the future, and some claims may not be paid. In the past stricter environmental regulations and significant environmental incidents have led to higher costs for insurance covering environmental damage or pollution, and new regulations or changes to existing laws and regulations could lead to similar increases or even make certain types of insurance unavailable.

Our aging fleet of dry cargo barges may lead to a decline in revenue if we do not replace the barges or drive efficiency in our operations.

Our life expectancy of a dry cargo barge in our fleet is up to 35 years and a liquid barge in our fleet is up to 40 years, with the age of retirement depending on the physical condition of a barge and amount of reinvestment and repair. As of December 31, 2010, approximately 26% of our dry cargo barges had reached 30 years of age. As a dry cargo barge approaches 35 years of age, absent significant reinvestment and repair, the cost to maintain and operate these barges may increase such that it becomes more cost effective for the barges to be sold for scrap. In the event we elect to conduct repairs on such barges in lieu of retiring and scrapping these vessels, the additional operating costs of such repairs and maintenance could adversely affect cash flows and earnings. Although we anticipate future capital investment in dry cargo barges, we may choose not to replace all of the barges that we elect to scrap. Our decision to replace scrapped barges with new barges will depend upon the availability to financing, current hauling capacity and shipyard availability. Replacing scrapped barges requires significant capital outlays. We may not be able to generate sufficient sources of capital to fund necessary barge replacements in a timely manner, or at all. If our fleet size significantly declines over time, our ability to maintain our hauling capacity will decrease absent improvements in fleet utilization through a variety of ongoing initiatives, including scheduled service, minimizing empty barge miles, a reduction in non-revenue generating stationary days, better power utilization and improved fleeting, among others. If these improvements in utilization are not achieved, a significant decline in the number of barges in our fleet could have an adverse effect on our cash flows and results of operations.

Our cash flows and borrowing facilities may not be adequate for our additional capital needs and our future cash flow and capital resources may not be sufficient for payments of interest and principal of our substantial indebtedness.

Our operations are capital intensive and require significant capital investment. We intend to fund substantially all of our needs to operate the business and make capital expenditures, including adequate investment in our aging boat and barge fleet, through operating cash flows and borrowings. Capital may not be continuously available to us and may not be available on commercially reasonable terms. We may need more capital than may be available under the terms of our credit facility and therefore we would be required to obtain other sources of financing. If we incur additional indebtedness, the risk that our future cash flow and capital resources may not be sufficient for payments of interest on and principal of our substantial indebtedness would increase. We may not be able to obtain other sources of financing on commercially reasonable terms, or at all. If we are unable to obtain additional capital, we may be required to curtail our capital expenditures and we may not be able to invest in our aging boat and barge fleet and to meet our obligations, including our obligations to pay the principal and interest under our indebtedness.

A significant portion of our borrowings are tied to floating interest rates which may expose us to higher interest payments should interest rates increase substantially.

At September 30, 2011, we had approximately $205 million of floating rate debt outstanding, representing the outstanding balance of borrowings under our Existing Credit Facilities. Each 100 basis point increase above the interest rate in effect at September 30, 2011 would increase our annual cash interest expense by approximately $2.1 million.

We face the risk of breaching covenants in our Existing Credit Facility.

Our Existing Credit Facility contains financial covenants, including, among others, a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization that are effective when remaining availability is less than a certain defined level set forth in the Existing Credit Facility. Although none of our covenants are currently in effect based on our current borrowing levels, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these springing covenants could result in a default. Upon the occurrence of an event of default, all amounts outstanding can be declared immediately due and payable and terminate all commitments to extend further credit. If the repayment of borrowings is accelerated, we cannot provide assurance that we will have sufficient assets to repay our Existing Credit Facility.

The loss of one or more key customers, or material nonpayment or nonperformance by one or more of our key customers, could cause a significant loss of revenue and may adversely affect profitability.

In 2010, our largest customer, Cargill, accounted for approximately 8.5% of our revenue and our largest ten customers accounted for approximately 41% of our revenue. Many of our customers have been significantly affected by the current recession and we anticipate that some of our customers may continue to struggle in 2011. If we were to lose one or more of our large customers, or if one or more of our large customers were to significantly reduce the amount of barging services they purchase from us and we were unable to redeploy that equipment on similar terms, or if one or more of our key customers fail to pay or perform, we could experience a significant loss of revenue.

A major accident or casualty loss at any of our facilities or affecting free navigation of the Gulf or the Inland Waterways could significantly reduce production.

One or more of our facilities or equipment may experience a major accident and may be subject to unplanned events such as explosions, fires, inclement weather, acts of God and other transportation interruptions. Any shutdown or interruption of a facility could reduce the production from that facility and could prevent us from conducting our business for an indefinite period of time at that facility, which could substantially impair our business. For example, such an occurrence at our Manufacturing segment’s facility could disrupt or shut down our manufacturing activities. Our insurance may not be adequate to cover our resulting losses.

Potential future acquisitions or investments in other companies may have a negative impact on our business.

From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital and negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions, our capitalization and results of operations may change significantly.

Any acquisition involves potential risks, including, among other things:

•	an inability to integrate successfully the businesses we acquire;

•	an inability to hire, train or retain qualified personnel to manage and operate our business and assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

Acquisitions or investments may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business purposes. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings, which in turn could negatively affect our capitalization and results of operations.

A temporary or permanent closure of the Calumet River to barge traffic in the Chicago area in response to the threat of Asian carp migrating into the Great Lakes may have an adverse effect on operations in the area.

We have numerous customers in the Chicago and Great Lakes areas that ship freight through certain locks in the Chicago area. In the event certain of these locks are permanently closed due to migration of Asian carp, these customers may use other means of transportation to ship their products. In the event there are temporary or periodic closures of these locks or other river closures in the area, we could experience an increase in operating costs, delay in delivery of cargoes and other operational efficiencies. Such interruptions of our service could result in lower revenues. In the event barge transportation becomes impossible or impracticable for our Lemont facility, we may be forced to close the Lemont facility.

Interruption or failure of our information technology and communications systems, or compliance with requirements related to controls over our information technology protocols, could impair our ability to effectively provide our services or the integrity of our information.

Our services rely heavily on the continuing operation of our information technology and communications systems, particularly our Integrated Barge Information System. While in the past years we have not experienced any significant system outages, we have continued to add redundancy to eliminate any negative impact should an unplanned outage occur. In the event of a natural disaster, we have a tested disaster recovery plan that is intended to restore our systems within a reasonable period of time at an off-site facility. While we believe we have the plans in place to quickly restore our systems, there can be no assurance that such plan will be effective in the event of an unplanned outage or that it will not impair our ability to effectively provide our services or the integrity of our information.

Many of our employees are covered by federal maritime laws that may subject us to job-related claims.

Many of our employees are covered by federal maritime laws, including provisions of the Jones Act, the Longshore and Harbor Workers Act and the Seaman’s Wage Act. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal court. Although we have insurance coverage for these types of claims, because we are not generally protected by the limits imposed by state workers’ compensation statutes for these employees, we may have greater exposure for any claims made by these employees than is customary for non-maritime workers in the individual states. Recent proposed changes of existing laws and regulations could result in additional monetary remedies and could ultimately lead to increases in insurance premiums or even make certain kinds of insurance unavailable.

We have experienced work stoppages by union employees in the past, and future work stoppages may disrupt our services and adversely affect our operations.

As of September 30, 2011, approximately 700 employees were represented by unions. Most of these unionized employees are represented by General Drivers, Warehousemen and Helpers, Local Union No. 89, affiliated with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America (“Teamsters”), at our shipyard facility under a three-year collective bargaining agreement that expires April 1, 2013. Our remaining unionized employees (approximately 20 positions) are represented by the International Union of United Mine Workers of America, District 12—Local 2452 at ACL Transportation Services LLC in St. Louis, Missouri under a collective bargaining agreement that expired on March 14, 2011, after a short extension for negotiations. We have unilaterally implemented new contract terms, mostly terms agreed with the UMW, and the employees continue to work without interruption. We do not believe that a work stoppage at this facility would have a material impact on our operations.

Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure that we will not be subject to work stoppages, other labor disruption or that we will be able to pass on increased costs to our customers in the future.

The loss of key personnel, including highly skilled and licensed vessel personnel, could adversely affect our business.

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team and other key personnel, including highly skilled and licensed vessel personnel. Specifically, experienced vessel operators, including captains, are not quickly replaceable and the loss of high-level vessel employees over a short period of time could impair our ability to fully man all of our vessels. If key employees depart, we may have to incur significant costs to replace them. Our ability to execute our business model could be impaired if we cannot replace them in a timely manner. Therefore, any loss or reduction in the number of such key personnel could adversely affect our future operating results.

Failure to comply with environmental, health and safety regulations could result in substantial penalties and changes to our operations.

Our operations, facilities, properties and vessels are subject to extensive and evolving laws and regulations. These laws pertain to air emissions; water discharges; the handling and disposal of solid and hazardous materials and oil and oil-related products, hazardous substances and wastes; the investigation and remediation of contamination; and health, safety and the protection of the environment and natural resources. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of civil and criminal penalties, the imposition of remedial obligations, assessment of monetary penalties and the issuance of injunctions limiting or preventing some or all of our operations. As a result, we are involved from time to time in administrative and legal proceedings related to environmental, health and safety matters and have in the past and will continue to incur costs and other expenditures relating to such matters. In addition to environmental laws that regulate our ongoing operations, we are also subject to environmental remediation liability. Under federal and state laws we may be liable as a result of the release or threatened release of hazardous substances or wastes or other pollutants into the environment at or by our facilities, properties or vessels, or as a result of our current or past operations, including facilities to which we have shipped wastes. These laws, such as the federal Clean Water Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the Resource Conservation and Recovery Act and OPA 90, typically impose liability and cleanup responsibility without regard to whether the owner or operator knew of or caused the release or threatened release. Even if more than one person may be liable for the release or threatened release, each person covered by the environmental laws may, under certain circumstances, be held wholly responsible for all of the cleanup costs and damages. In addition, third parties may sue the owner or operator of a site or vessel for damage based on personal injury, property damage or other costs and cleanup costs, resulting from environmental contamination. Under OPA 90 owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the internal and territorial waters of the United States, and the 200-mile exclusive economic zone around the United States. Additionally, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters.

As of September 30, 2011, we were involved in several matters relating to the investigation or remediation of locations where hazardous materials have or might have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be a potentially responsible party under applicable federal and state laws. As of September 30, 2011, we had no significant reserves for these environmental matters. Any cash expenditures required to comply with applicable environmental laws or to pay for any remediation efforts in excess of such reserves or insurance will therefore result in charges to earnings. We may incur future costs related to the sites associated with the environmental issues, and any significant additional costs could adversely affect our financial condition. The discovery of additional sites, the modification of existing laws or regulations or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws or OPA 90 and other unanticipated events could also result in a material adverse effect.

We are subject to, and may in the future be subject to disputes, or legal or other proceedings that could involve significant expenditures by us.

The nature of our business exposes us to the potential for disputes or legal or other proceedings from time to time relating to labor and employment matters, personal injury and property damage, product liability matters, environmental matters, tax matters, contract disputes and other matters. Specifically, we are subject to claims on cargo damage from our customers and injury claims from our vessel personnel.

These disputes, individually or collectively, could affect our business by distracting our management from the operation of our business. If these disputes develop into proceedings, these proceedings, individually or collectively, could involve significant expenditures. We are currently involved in several environmental matters. See “Business—Legal Proceedings” for additional information.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer

We sold an aggregate principal amount of $250,000,000 of the outstanding notes on February 15, 2011 in an unregistered private placement to certain initial purchasers. As part of that offering, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to file the Registration Statement to offer to exchange the outstanding notes for a like principal amount of exchange notes in an offering registered under the Securities Act. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our reasonable best efforts to consummate the exchange offer not later than 365 days following the closing of the initial private placement, February 15, 2011.

Except as described below, upon the completion of this exchange offer, our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the Registration Statement and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. Assuming the timely filing and effectiveness of the Registration Statement and consummation of this exchange offer, we will not have to pay additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of this exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of this exchange offer. See “Risk Factors—Risks Relating to this Exchange Offer—If you do not properly tender your outstanding notes, your ability to transfer such outstanding notes will be adversely affected.”

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Resale of Exchange Notes

We believe that the exchange notes issued in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the Staff of the SEC set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the Staff of the SEC responding to a request from an individual or entity for the Staff’s views as to whether it would recommend that the SEC take any enforcement action against such individual or entity with respect to certain actions being proposed by such individual or entity. We have not obtained, and do not intend to obtain, our own no-action letter from the SEC regarding the resale of the exchange notes. Instead, holders will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Each holder of outstanding notes that wishes to exchange their outstanding notes for exchange notes representing the same underlying indebtedness in the exchange offer will be required to make the following written representations:

•	the holder must not be a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	the holder must acquire the exchange notes in the ordinary course of its business;

•

the holder must not be engaging, does not intend to engage, and have no arrangements or understanding with any person to participate, in the distribution of the exchange notes within the meaning of the Securities Act; and

•	the holder must not be our “affiliate,” as that term is defined in Rule 405 of the Securities Act, or an affiliate of any guarantor.

Each holder of outstanding notes that wishes to exchange outstanding notes for exchange notes in this exchange offer must represent to us that it satisfies all the above conditions. Any holder who tenders in this exchange offer but does not satisfy all the above conditions:

•	cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

Broker-dealers and any holder that is participating in this exchange offer for the purpose of distributing exchange notes may not rely on the Staff’s interpretations discussed above. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes acquired by that broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the exchange notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the effective date of the Registration Statement we will make this prospectus available to broker-dealers for use in connection with any resale of the exchange notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, a resale or other retransfer of exchange notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the “exchange offer,” we will accept any and all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date, as defined below. We will issue, on or promptly after the expiration date, an aggregate principal amount of up to $264,218,750 of exchange notes for a like principal amount of outstanding notes tendered and accepted in connection with this exchange offer. Holders may tender all or some of their outstanding notes in connection with this exchange offer, but only in denominations of $2,000 and integral multiples of $1.00 thereafter. This exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange.

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes:

•	will be registered under the Securities Act and therefore the exchange notes will not bear legends restricting their transfer under the Securities Act; and

•

will not be entitled to specified rights under the registration rights agreement, including the provisions providing for payment of additional interest in specified circumstances relating to this exchange offer.

The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under the same indenture and entitled to the same benefits under that indenture relating to the outstanding notes being exchanged. As of the date of this prospectus, $264,218,750 in aggregate principal amount of the outstanding notes was outstanding. Outstanding notes accepted for exchange will be retired and cancelled and will not be reissued.

In connection with the issuance of the outstanding notes, we arranged for the outstanding notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “—Book-Entry Transfer,” we will issue the exchange notes in the form of a global note registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with this exchange offer. We intend to conduct this exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

Subject to customary conditions, we will accept any outstanding notes that are properly tendered and not validly withdrawn for exchange before 5:00 p.m., New York City time, on the expiration date. We will be considered to have accepted for exchange, and to have exchanged, validly tendered outstanding notes if, as and when we have given oral (promptly confirmed in writing) or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If we do not accept any tendered outstanding notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these outstanding notes, without expense, to the tendering holder promptly after the expiration date of this exchange offer.

Holders who tender outstanding notes in this exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal and the description set forth under “—Transfer Taxes,” transfer taxes on the exchange of outstanding notes in connection with this exchange offer. We will pay all charges and expenses, other than the applicable taxes described in the letter of transmittal or under “—Transfer Taxes,” in connection with this exchange offer.

If we successfully complete this exchange offer, any outstanding notes which holders do not tender or which we do not accept in this exchange offer will remain outstanding and continue to accrue interest. The holders of outstanding notes after this exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the outstanding notes would have to rely on exemptions from the registration requirements of the Securities Act or register the resale of the outstanding notes under the Securities Act or transfer such notes in a transaction that requires neither an exemption from nor registration under the requirements of the Securities Act.

Expiration Date; Extensions; Amendments

The expiration date for this exchange offer is 5:00 p.m., New York City time, on         , 2012. We may extend this expiration date in our sole discretion, subject to the requirement that we use our reasonable best efforts to consummate this exchange offer not later than 365 days following February 15, 2011 and subject to applicable law. If we so extend the expiration date, the term “expiration date” will mean the latest date and time to which we extend this exchange offer.

We reserve the right, in our sole discretion:

•

to delay accepting any outstanding notes in a manner consistent with Rule 14e-1 of the Exchange Act, for example, to allow for the confirmation of tendered notes or for the rectification of any irregularity or defect in the tender of outstanding notes;

•	to extend this exchange offer;

•	to terminate this exchange offer if, in our sole judgment, any condition described below has not been satisfied; or

•	to amend the terms of this exchange offer in any manner.

We will give notice by press release or other written public announcement of any delay, extension or termination to the exchange agent, which notice will disclose the number of securities tendered as of the date of the notice. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of outstanding notes. In the case of an extension, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If we amend this exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to notify the holders of outstanding notes of the amendment or waiver, and extend the offer as required by law to cause this exchange offer to remain open for at least five business days following such notice.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding this exchange offer, we have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the Exchange Notes

We will pay interest on the exchange notes on February 15 and August 15 of each year. We may, at our option, elect to pay interest on the exchange notes (1) entirely as Cash Interest, (2) entirely as PIK Interest or (3) 50% as Cash Interest and 50% as PIK Interest. PIK interest on the exchange notes will accrue at the rate of 11.375% and Cash Interest on the exchange notes will accrue at the rate of 10.625% per annum. Following an increase in the principal amount of the outstanding exchange notes as a result of a payment of PIK Interest, the exchange notes will accrue interest on such increased principal amount from the date of such payment.

Such interest will be payable, together with accrued and unpaid interest on the outstanding notes accepted for exchange, beginning on the first payment date following the consummation of this exchange offer. Interest on the exchange notes will accrue from the date of issuance of the exchange notes or the date of the last periodic payment of interest on such exchange notes, whichever is later. Holders of outstanding notes that are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the exchange notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes. Interest will continue to accrue on any outstanding notes that are not exchanged for exchange notes in this exchange offer.

Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes and we may terminate or amend this exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, if the exchange offer, or the making of any exchange by a holder, violates any applicable law, rule or regulation or any applicable interpretation of the Staff or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit. We may assert them regardless of the circumstances giving rise to any of these conditions, or waive them, in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any right at any time will not constitute a waiver of that right, and that right will be considered an ongoing right that we may assert at any time and from time to time. If we determine that a waiver of conditions materially changes this exchange offer, we will amend or supplement the prospectus, and extend this exchange offer, if appropriate, as described under “—Expiration Date; Extensions; Amendments.”

In addition, at a time when any stop order is threatened or in effect with respect to the Registration Statement or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any outstanding notes tendered, and no exchange will be issued in exchange for any such outstanding notes.

If we are not permitted to consummate this exchange offer because this exchange offer is not permitted by applicable law, any applicable interpretation of the Staff or any order of any governmental agency or court of competent jurisdiction or in the event of other limited circumstances as set forth in the registration rights agreement, the registration rights agreement requires that we file a shelf registration statement to cover resales of the outstanding notes by the holders thereof who satisfy specified conditions relating to the provision of information in connection with the shelf registration statement.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in this exchange offer. To tender outstanding notes in this exchange offer, a holder must:

•

complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or copy to the exchange agent before the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, you must comply with one of the following:

•

the exchange agent must receive, before expiration of this exchange offer, a timely confirmation of book-entry transfer of outstanding notes being tendered into the exchange agent’s account at DTC according to the procedures for book entry transfer and a properly transmitted agent’s message as described below; or

•	the exchange agent must receive any corresponding certificate or certificates representing outstanding notes along with the letter of transmittal on or before the expiration date; or

•	the holder must comply, on or before the expiration date, with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

The tender of outstanding notes by a holder that is not withdrawn before the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the outstanding notes held by a holder are tendered, the tendering holder should fill in the amount of outstanding notes being tendered in the specified box on the letter of transmittal. The entire amount of outstanding notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before the expiration of this exchange offer. Delivery is complete when the exchange agent actually receives the items to be delivered. No letter of transmittal or outstanding notes should be sent to us, DTC, or any person other than the exchange agent. Delivery of documents to DTC in accordance with its procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose outstanding notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial holder’s behalf and comply with the instructions set forth in this prospectus and the letter of transmittal. If any beneficial holder wishes to tender on its own behalf, it must, before completing and executing the letter of transmittal and delivering its outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in its name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed before the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, and as described in “—Withdrawal Rights,” must be guaranteed by an “eligible guarantor institution,” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, the outstanding notes must be endorsed or accompanied by a properly completed bond power which authorize the person to tender the outstanding notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the outstanding notes. Signatures on such outstanding notes or bond powers must be guaranteed by an eligible institution (unless signed by an eligible institution). If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, may transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal; and

•	the agreement may be enforced against that participant.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility, including time of receipt, compliance with conditions, acceptance and withdrawal of tendered outstanding notes, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular tendered outstanding notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of outstanding notes within a period we will determine. Although we intend to notify holders of defects or irregularities relating to tenders of outstanding notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of outstanding notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any outstanding notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth under “—Conditions to this Exchange Offer,” to terminate this exchange offer.

By tendering, each holder represents to us, among other things, that:

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that it acquired as a result of market-making or other trading activities, the holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; however by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

•	the holder acquired exchange notes under this exchange offer in the ordinary course of its business;

•

the holder is not engaging in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the exchange notes within the meaning of the Securities Act;

•

if the holder is a broker-dealer registered under the Exchange Act, or is participating in this exchange offer for the purpose of distributing the exchange notes, it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes and cannot rely on the position of the Staff set forth in certain no-action letters described under “—Resale of Exchange Notes” above;

•

the holder understands that a secondary resale transaction described in the preceding clause above and any resales of exchange notes obtained by the holder in exchange for the outstanding notes acquired by the holder directly from us must be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC, unless such notes are resold pursuant to an exemption from registration under the Securities Act;

•

the holder is not our “affiliate,” as defined in Rule 405 under the Securities Act, or an affiliate of any guarantor, or, if it is an affiliate, the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	the holder is not acting on behalf of any person or entity who could not truthfully make the foregoing representations.

Any broker-dealer that holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us) may exchange those outstanding notes under this exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes the broker-dealer receives in this exchange offer. To date, the SEC has taken the position that broker-dealers may use a prospectus, such as this one, to fulfill their prospectus delivery requirements with respect to resales of the exchange notes received in an exchange such as the exchange under this exchange offer, if the outstanding notes for which the exchange notes they receive in the exchange were acquired for their own accounts as a result of market-making or other trading activities. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with this exchange offer and the exchange notes.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish an account with respect to the outstanding notes at DTC for the purpose of facilitating this exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their outstanding notes but:

•	their outstanding notes are not immediately available;

•	the holders cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent on or before the expiration date; or

•	the holders cannot complete the applicable procedures under DTC’s Automated Tender Offer Program on or before the expiration date.

The conditions that must be met to tender outstanding notes through the guaranteed delivery procedures are as follows:

•	the tender must be made through an eligible institution;

•

before 5:00 p.m., New York City time, on the expiration date, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus from the eligible institution, facsimile transmission, mail or hand delivery:

•

setting forth the name and address of the holder of the outstanding notes, the certificate number or numbers of the outstanding notes tendered and the principal amount of outstanding notes tendered for exchange;

•	stating that the tender is being made by guaranteed delivery;

•

guaranteeing that, within three NYSE trading days after the date of execution of the notice of guaranteed delivery, the letter of transmittal, or facsimile of the letter of transmittal, together with the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation and an agent’s message, and any other documents required by the letter of transmittal will be deposited by such eligible institution with the exchange agent; and

•

the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation and an agent’s message, and any other documents required by the letter of transmittal, within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw tenders of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at the address set forth below under “—Exchange Agent,” or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program.

To be effective, any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and aggregate principal amount of the outstanding notes to be withdrawn;

•	include a statement that the person is withdrawing his election to have such outstanding notes exchanged;

•

be signed by the person who tendered the outstanding notes in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees; and

•	specify the name in which the outstanding notes are to be re-registered, if different from that of the withdrawing holder.

If you delivered or otherwise identified certificated outstanding notes to the exchange agent, you must submit the serial numbers of the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution. See “—Procedures for Tendering” for further information on the requirements for guarantees of signatures on notices of withdrawal. If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes, such notice of withdrawal must be delivered to the exchange agent and otherwise comply with the procedures of that facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, for the withdrawal notices, and our determination, as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither we, nor any of our affiliates or assigns, the exchange agent, nor any other person, is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will any of us or them be liable for failing to give any such notice. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer and no exchange notes will be issued with respect to them unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender, the expiration date or termination of this exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering” at any time before the expiration date. In the case of outstanding notes tendered by book-entry transfer through DTC, the outstanding notes withdrawn will be credited to an account maintained with DTC.

Exchange Agent

We have appointed BNYM as exchange agent for this exchange offer. You should direct questions and requests for assistance with respect to exchange offer procedures, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent. Holders of outstanding notes seeking to (1) tender outstanding notes in this exchange offer should send certificates for outstanding notes, letters of transmittal and any other required documents, or (2) withdraw such tendered outstanding notes should send such required documentation (in accordance with the procedures described under “—Withdrawal Rights”) to the exchange agent by hand-delivery, registered or certified first-class mail (return receipt requested), telecopier or any courier guaranteeing overnight delivery, as follows:

By Registered and Certified Mail:	By Overnight Courier:	By Hand-Delivery:

The Bank of New York Mellon

Trust Company, N.A.,
as Exchange Agent

c/o The Bank of New York Mellon
Corporate Trust Operations—
Reorganization Unit
101 Barclay Street, Floor 7 East

New York, NY 10286
Attention: Ms. Diane Amoroso
Fax: (212) 298-1915

The Bank of New York Mellon

Trust Company, N.A.,
as Exchange Agent

c/o The Bank of New York Mellon
Corporate Trust Operations—
Reorganization Unit
101 Barclay Street, Floor 7 East

New York, NY 10286
Attention: Ms. Diane Amoroso
Fax: (212) 298-1915

The Bank of New York Mellon

Trust Company, N.A.,
as Exchange Agent

c/o The Bank of New York Mellon
Corporate Trust Operations—
Reorganization Unit
101 Barclay Street, Floor 7 East

New York, NY 10286
Attention: Ms. Diane Amoroso
Fax: (212) 298-1915

By Facsimile Transmission: The Bank of New York Mellon Trust Company, N.A., as Exchange Agent Attention: Ms. Diane Amoroso Fax: (212) 298-1915

For Information or Confirmation by Telephone: The Bank of New York Mellon Trust Company, N.A., as Exchange Agent Attention: Ms. Diane Amoroso Telephone: (212) 815-2742

If you deliver the letter of transmittal or any other required documents to an address or facsimile number other than as indicated above, your tender of outstanding notes will be invalid.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of this exchange offer. These expenses include registration and filing fees, fees and disbursements of the trustee under the indenture, accounting and legal fees and printing costs, among others. We will not make any payments to brokers, dealers or other persons, other than the exchange agent, for soliciting tenders of the outstanding notes pursuant to this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and its related reasonable out-of-pocket expenses, including accounting and legal fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange for such beneficial owners.

Transfer Taxes

Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange except as follows. If:

•	exchange notes are to be delivered to, or issued or registered in the name of, any person other than the registered holder of the outstanding notes tendered, or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with this exchange offer,

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of this exchange offer. We intend to amortize the expenses of this exchange offer and issuance of the outstanding notes over the term of the exchange notes using the effective interest rate method.

Consequences of Failure to Exchange

Participation in this exchange offer is voluntary. In the event this exchange offer is completed, we will not be required to register the remaining outstanding notes. Remaining outstanding notes will continue to be subject to provisions of the indenture regarding transfer and exchange of the outstanding notes as well as the following restrictions on transfer:

•

holders may resell outstanding notes only if we register the outstanding notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act; and

•	the remaining outstanding notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register any remaining outstanding notes under the Securities Act or under any state securities laws. To the extent that outstanding notes are tendered and accepted in connection with this exchange offer, any trading market for remaining outstanding notes could be adversely affected.

The exchange notes and any outstanding notes which remain outstanding after consummation of this exchange offer will vote together for all purposes as a single class under the indenture.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated February 15, 2011, by and among us and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes under this exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes tendered in exchange for the exchange notes will be retired or canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

The net proceeds from the offering of the initial notes were used to pay a special dividend to our stockholders to redeem equity advanced by such stockholders in connection with the acquisition of ACL by Platinum, and to pay certain transaction costs and expenses related to the offering of the initial notes.

CAPITALIZATION

The following table sets forth as of September 30, 2011 our cash and cash equivalents and capitalization. This table should be read in conjunction with the information presented under the captions “Summary—Prospectus Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere this prospectus.

As of September 30, 2011
(dollars in millions, unaudited)
Cash and cash equivalents(1)	$2.4

Debt:
Existing Credit Facility(2)	205.4
2017 Notes(3)	230.6
Notes offered hereby(4)	260.4

Total debt	696.4

Total stockholders’ equity	146.2

Total capitalization	$842.6

(1)	As of December 30, 2010, we had cash and cash equivalents of $3.7 million.
(2)	As of December 30, 2010, we had outstanding borrowings under the Existing Credit Facility of $150.3 million. Aggregate borrowings under the Existing Credit Facility are currently capped at $390 million. See “Description of Other Indebtedness—Existing Credit Facility.”
(3)	Includes unamortized purchase premium in the amount of $30.6 million as of September 30, 2011.
(4)	We are offering to exchange up to $264,218,750 of our outstanding notes, which include the payment-in-kind interest payment of $14,218,750 that was accrued on August 15, 2011. Amount includes unamortized original issue discount of $3.8 million.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Pro-Forma Information—Year Ended December 31, 2010

This presentation of pro-forma information for the year ended December 31, 2010 combines amounts of Commercial Barge Line Company (as ACL I Corporation had no operations prior to the Acquisition described below) of the period from January 1, 2010 to December 21, 2010 with those of ACL I Corporation for the ten-day period ended December 31, 2010 and makes the adjustments described herein, primarily for the issuance of the notes, for the preliminary purchase price accounting and for certain non-comparable expenses, as described below, as if the Acquisition and the issuance of the notes took place on January 1, 2010. All dollar values in this section, unless otherwise noted, are denoted in thousands.

The Acquisition

Finn Holding Corporation (owned primarily by certain affiliates of Platinum Equity) Acquisition of ACL

On December 21, 2010, Finn, through the merger of Finn Merger, with ACL, completed the acquisition of all of the outstanding equity of ACL, which had its common shares publicly traded since October 7, 2005 until December 21, 2010. Finn Merger is a wholly owned subsidiary of Finn Intermediate Holding Corporation, which was subsequently renamed ACL I Corporation and had had no other business activity outside the Acquisition. The purchase price has been preliminarily allocated and pushed down to the Company. The impacts of the purchase accounting fair valuations have been reflected in earnings for the ten-day period ended December 31, 2010.

The funding of the purchase was made by cash of $418,277 invested in the Company. $317,200 was paid to the transfer agent to purchase all outstanding shares of ACL not held by affiliates of Sam Zell, the largest ACL shareholder. The purchase price was $33.00 per share for the 9,612,110 outstanding shares. $101,077 was also paid to affiliates of Sam Zell for their 3,234,474 shares bringing the total cash invested to $418,277. As further discussed in Note 12 to the audited financial statements included elsewhere in this prospectus certain participants in the share-based compensation plans of ACL (specifically all non-executive participants, including former board members) were paid a total of $14,284 representing the intrinsic value of their vested and unvested shares at the acquisition date computed by multiplying the number of restricted stock units and performance restricted stock units by $33.00 per unit, with “in the money” non-qualified stock options valued by $33.00 minus the strike prices of the underlying options. This payment was funded by the Company and represents a receivable from Finn on the Company balance sheet at the acquisition date. This brought the total consideration paid to $432,561. In addition ACL assumed the concurrently funded obligations under the Existing Credit Facility in the amount of $169,204 including obligation for the payment of $15,170 in debt costs which were paid out of the initial draw down on the Existing Credit Facility. These debt costs were capitalized and will be amortized to interest expense on the effective interest method over the expected life of the Existing Credit Facility. All expenses associated with the transaction have been expensed by the parties who incurred the expenses. As further discussed in Note 2 to the audited financial statements included elsewhere in this prospectus, CBLC had previously issued $200,000 in 2017 maturity, 12.5% senior secured second lien notes which remain outstanding. At the acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000 on the acquisition date.

The summation of the consideration paid is in the following table.

Paid to Zell affilitates	$101,077
Paid to remaining shareholders	317,200
Payments to Share-based comp holders	14,284
Assumed Existing Credit Facility	169,204
Fair value of the 2017 Notes	235,000

Purchase price	$836,765

Allocation of the Purchase Price

The purchase price has been preliminarily allocated as indicated in the following table based primarily on a third-party appraisal of the major assets and liabilities. The amounts allocated to goodwill consist primarily of the value of the Company’s assembled workforces in its transportation and manufacturing segments, but has not yet been allocated to those segments at December 31, 2010. The amount of goodwill is not tax deductible.

Cash and cash equivalents	$22,468
Trade receivables acquired at fair value	90,693
Other working capital, net	(29,958)
Land	20,002
Buildings/Land Improvements	42,187
Boats	294,534
Barges	543,403
Construction-in-progress	13,110
Other long-lived tangible assets	67,780
Favorable charter contracts	25,761
Other long term assets	23,841
Equity Investments	5,725
Jeffboat tradename and intangibles	4,500
Unfavorable contracts	(61,300)
Multi-employer pension liability	(3,497)
Pension and post retirement	(35,102)
Net deferred tax	(207,852)
Goodwill	20,470

Total	$836,765

Issuance of the notes

On February 15, 2011, the Company completed a private placement of $250,000 in aggregate principal amount of 10.625%/11.375% Senior Payment in Kind (“PIK”) Toggle Notes due 2016. Interest on the notes will accrue at a rate of 10.625% with respect to interest paid in cash and a rate of 11.375% with respect to interest paid by issuing additional notes. Selection of the interest payment method is solely a decision of the Company. The net of original issue discount proceeds of the notes offering were used primarily to pay a special dividend to the Company’s stockholder to redeem equity advanced in connection with the acquisition of the Company by an affiliate of Platinum Equity, LLC and to pay certain costs and expenses related to the notes offering. Neither ACL nor the Company conducts activities outside of CBLC. These notes are unsecured and not guaranteed by the Company’s subsidiaries.

The notes are not registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The notes were sold only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

CONSOLIDATED STATEMENT OF OPERATIONS

Twelve months ended December 31, 2010

	Commercial Barge Line Company	ACL I Corp	Pro-Forma Adjustments						Pro-Forma
	Predecessor	Successor
	January 1 to December 21, 2010	Ten Days Ended December 31, 2010	Acquisition Accounting Adjustments		New debt		Other		Twelve months ended December 31, 2010
		(In thousands)
Revenues
Transportation and Services	$620,753	$19,779	$—		$—		$—		$640,532
Manufacturing	85,054	4,986	—		—		—		90,040

Revenues	705,807	24,765	—		—		—		730,572

Cost of Sales
Transportation and Services	520,128	16,921	56,879	(A)	—		—		593,928
Manufacturing	82,504	4,838	5,240	(B)	—		—		92,582

Cost of Sales	602,632	21,759	62,119		—				686,510

Gross Profit	103,175	3,006	(62,119)		—		—		44,062
Selling, General and Administrative Expenses	47,874	8,227					(31,100	)(H)	25,001
Goodwill Impairment	—	—							—

Operating Income	55,301	(5,221)	(62,119)		—		31,100		19,061

Other Expense (Income)
Interest Expense	37,923	805	(6,015	)(C)	30,116	(F)			62,829
Debt Retirement Expenses	8,701	—			(8,701	)(G)			—
Other, Net	(313)	(19)	255	(D)					(77)

Other Expenses	46,311	786	(5,760)		21,415		—		62,752

Income (Loss) from Continuing Operations
Before Taxes	8,990	(6,007)	(56,359)		(21,415)		31,100		(43,691)
Income Taxes (Benefit)	5,540	628	(21,118	)(E)	(8,024	)(E)	11,653	(E)	(11,321)

Income (Loss) from Continuing Operations	$3,450	$(6,635)	$(35,241)		$(13,391)		$19,447		$(32,370)

NOTES TO THE UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in THOUSANDS)

Acquisition Accounting Adjustments:

(A) (B) Reflects:

•	adjustments to historical depreciation and amortization expense resulting from fair value adjustments to property and equipment as a result of the Acquisition as follows:

	Adjustment of Historical to Fair Value	Pro-Forma First Year Expense Impact
Boats	$180,965	$19,819
Barges	230,805	35,768
Other long-lived depreciable tangible assets	15,671	2,731
Land – Transportation	7,349	—
Manufacturing long-lived depreciable tangible assets	16,037	3,944
Land – Manufacturing	1,798	—

Tangible asset totals	$452,625	$62,262

Jeffboat tradename and intangibles	$4,500	$415

	$457,125	$62,677

At the date of the Acquisition, the adjustments to fair value for the property plant and equipment assets of the Company were recorded in the amount of approximately $452 million. The pre-existing historical lives were maintained for all assets except in the case of boats and barges in use at the Acquisition date that were either close to or past the end of their pre-existing historical lives. For those boats and barges, which represented approximately $40 million and $29 million, respectively, of the write-up to fair value, boats were assumed to have a minimum of 60 months of remaining useful life and barges were assumed to have a minimum of 24 months of remaining useful life.

•	adjustments to cost of sales resulting from fair value adjustments to inventory as a result of the Acquisition as follows:

	Adjustment of Historical to Fair Value	Pro-Forma First Year Expense Impact
Transportation – Fuel Inventory	$853	$853
Manufacturing – Steel Inventory	817	817

	$1,670	$1,670

•	adjustments to cost of sales resulting from fair value adjustments to unfavorable contract and favorable lease amortization as a result of the Acquisition on a net basis as follows:

	Recognition of Acquisition Date Fair Value	Pro-Forma First Year (Income) Expense Impact
Transportation – Unfavorable Contracts	$(61,300)	$(14,542)
Transportation – Favorable Leases	$25,761	$7,364

	$(35,539)	$(7,178)

•	adjustments to reflect the net loss from the disposition impact of higher fair values as a result of the Acquisition as follows:

Transportation	$4,950

Total Cost of Sales Impact	$62,119

(C)	Reflects the amortization of Acquisition date premium on the 2017 Notes.

Adjustment of Historical to Fair Value	Pro-Forma First Year (Income) Expense Impact
$(35,000)	$(6,015)

(D)	Reflects the amortization of excess of fair value of equity investments over the historical book value of as a result of the Acquisition of $255.

Recognition of Acquisition Date Fair Value	Pro-Forma First Year (Income) Expense Impact
$5,725	$255
(E)	The Acquisition did not result in adjustments to the tax basis of the Company’s assets and liabilities, therefore this adjustment reflects the estimated income tax benefit/expense based on Federal statutory rate less the Federal benefit of state taxes at statutory rates. The Federal statutory rate for the Company was 37.47%.

(F)	Reflects the estimated incremental PIK interest at 11.375% on the notes as if the notes were issued on January 1, 2010 (assuming an election to pay PIK interest in lieu of cash during the period presented).

(G)	Reflects pro-forma adjustment to remove debt retirement expenses from the Predecessor’s results since former debt was defeased upon issuance of the notes.

(H)	Reflects adjustments to pro-forma results for the following non-continuing expenses:

Restructuring charges(1)	$(1,100)
Equity based compensation(2)	(7,500)
Transaction costs(3)	(10,800)
Public company costs(4)	(2,500)
Compensation cost savings(5)	(9,200)

$(31,100)

(1)	Reflects restructuring costs, primarily related to the closure of our Houston office and related severance charges as well as other unrelated reorganization expenses.
(2)	Reflects non-cash equity-based incentive compensation expense.
(3)	Reflects fees and expenses incurred in connection with the Acquisition.
(4)	Reflects exclusion of certain costs associated with being a company with publicly traded equity that we believe can be internalized by our existing management team, including investor relations expenses, internal audit expenses, board of director expenses and estimated incremental audit fee expenses.
(5)	Reflects estimated reduction in cash bonus payments accrued that would have resulted had the 2011 executive bonus structure that is expected to be implemented in connection with the Acquisition been in effect during 2010.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three months and nine months ended September 30, 2011

			Pro-Forma Adjustments				Pro-Forma
	Quarter Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2011	New debt impact to Quarter		New debt impact to Nine Months		Quarter Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2011
Revenues
Transportation and Services	$197,884	$525,567					$197,884	$525,567
Manufacturing	35,086	87,640					35,086	87,640

Revenues	232,970	613,207					232,970	613,207

Cost of Sales
Transportation and Services	172,932	500,000					172,932	500,000
Manufacturing	34,932	86,377					34,932	86,377

Cost of Sales	207,864	586,377					207,864	586,377

Gross Profit	25,106	26,830					25,106	26,830
Selling, General and Administrative Expenses	13,294	46,462					13,294	46,462

Operating Income (Loss)	11,812	(19,632)					11,812	(19,632)

Other Expense (Income)
Interest Expense	15,639	42,503	202	(A)	3,866	(A)	15,841	46,369
Other, Net	(189)	(533)					(189)	(533)

Other Expense	15,450	41,970					15,652	45,836

Loss from Continuing Operations Before Income Taxes	(3,638)	(61,602)					(3,840)	(65,468)
Income Tax Benefit	(3,403)	(24,055)	(76	)(B)	(1,449	)(B)	(3,479)	(25,504)

Loss from Continuing Operations	(235)	(37,547)					(361)	(39,964)
Discontinued Operations, Net of Tax	(1)	9					(1)	9

Net Loss	$(236)	$(37,538)					$(362)	$(39,955)

NOTES TO THE UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in THOUSANDS)

(A)	Represents the impact to the quarter and nine months had the PIK Toggle notes been issued on January 1, 2011 and PIK interest elected at the first payment date
(B)	The Acquisition did not result in adjustments to the tax basis of the Company’s assets and liabilities, therefore this adjustment reflects the estimated income tax benefit/expense based on the Federal statutory rate less the Federal benefit of state taxes at statutory rates. The Federal statutory rate for the Company was 37.47%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial information. The consolidated results of operations and financial position of the Issuer and its consolidated subsidiaries is substantially the same of that of CBLC and its consolidated subsidiaries presented below because the Issuer is a holding company with no business operations, revenues, expenses, assets or liabilities other than the capital stock of ACL, the parent of CBLC. Therefore, we have not provided separate historical financial statements or financial data for the Issuer, other than with respect to the 10-day period ending December 31, 2010, the nine-month period ended September 30, 2011 and as of December 31, 2010 and September 30, 2011.

The selected historical consolidated balance sheet data as of December 31, 2006, 2007, 2008 and 2009 and the historical summary consolidated statement of operations data for the years ended December 31, 2006, 2007, 2008 and 2009 and the period from January 1, 2010 to December 21, 2010 are from the audited consolidated financial statements of CBLC. The selected historical consolidated balance sheet data as of December 31, 2010 and the statement of operations and cash flow data for the 10-day period ending December 31, 2010 have been derived from the audited consolidated financial statements of the Issuer. The consolidated financial statements as of December 31, 2009 and 2010 and for each of the years ended December 31, 2008 and 2009 and the period from January 1, 2010 to December 21, 2010 and for the 10-day period ending December 31, 2010 and notes thereto are included elsewhere in this prospectus. The historical summary balance sheet data as of December 31, 2006, 2007 and 2008 and the summary consolidated statement of operations data for each of the two years ended December 31, 2007 have been derived from the audited consolidated financial statements of CBLC not included in this prospectus. The selected consolidated financial data as of September 30, 2011 and the statement of operations and cash flow data for the nine-month period ended September 30, 2011 are derived from the unaudited interim consolidated financial statements of the Issuer included elsewhere in this prospectus. The selected consolidated financial information for the nine-month period ended September 30, 2010 has been derived from CBLC’s unaudited interim consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of September 30, 2010 have been derived from unaudited interim consolidated financial statements of CBLC not included in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

Our selected historical consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Successor	Predecessor	Successor	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31,	January 1 to December 21,	Year Ended December 31,
(dollars in thousands)	2011	2010	2010	2010	2009	2008	2007	2006
Statement of Operating Data:
Transportation and Services revenue	$525,567	$455,038	$19,779	$620,753	$630,481	$905,126	$810,443	$787,348
Manufacturing revenue	87,640	64,845	4,986	85,054	215,546	254,794	239,917	155,204

Total Revenue	613,207	519,883	24,765	705,807	846,027	1,159,920	1,050,360	942,552
Operating expenses:
Materials, supplies and other	181,647	159,652	6,311	212,567	225,647	304,858	279,359	249,500
Rent	20,924	15,571	570	20,222	21,715	23,345	24,595	22,445
Labor and fringe benefits	84,801	91,507	3,102	122,462	115,998	118,737	111,617	90,294
Fuel	126,919	88,735	3,986	117,372	122,752	227,489	169,178	157,070
Depreciation and amortization	76,072	32,368	2,532	41,737	48,615	47,255	46,694	45,489
Taxes, other than income taxes	9,207	8,946	330	11,741	14,072	14,855	16,594	17,667
Gain on property dispositions	(1,268)	(7,357)	—	(9,021)	(20,282)	(954)	(3,390)	(194)

	Successor	Predecessor	Successor	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31,	January 1 to December 21,		Year Ended December 31,
(dollars in thousands)	2011	2010	2010	2010		2009	2008	2007	2006
Costs of goods sold—services	1,698	2,404	90	3,048		3,707	2,080	590	—
Costs of goods sold—manufacturing	86,377	63,480	4,838	82,504		189,565	242,309	228,190	141,589

Cost of sales	586,377	455,306	21,759	602,632		721,789	979,974	873,427	723,860
Selling, general and administrative expenses	46,462	34,174	8,227	47,874		70,082	77,536	68,727	66,280
Goodwill impairment	—	—	—	—		—	855	—	—

Total operating expenses	632,839	489,480	29,986	650,506		791,871	1,058,365	942,154	790,140

Operating (loss) income	(19,632)	30,403	(5,221)	55,301		54,156	101,555	108,206	152,412
Other income	533	342	(19)	313		1,259	2,279	2,532	3,799
Interest expense	42,503	29,434	805	37,923		40,932	26,829	20,578	18,354
Debt retirement expenses	—	—	—	8,701		17,659	2,379	23,938	1,437

(Loss) income before income taxes and discontinued operations	(61,602)	1,311	(6,007)	8,990		(3,176)	74,626	66,222	136,420
Income taxes (benefit)	(24,055)	1,089	628	5,540		(1,148)	27,243	21,855	49,822

Net (loss) income before discontinued operations	(37,547)	222	(6,635)	3,450		(2,028)	47,383	44,367	86,598

Discontinued operations, net of tax(a)	9	(2)	—	300		(10,030)	628	(6)	5,654

Net (loss) income	$(37,538)	$220	(6,635)	$3,750		$(12,058)	$48,011	$44,361	$92,252

Statement of Financial Position Data:
Cash, restricted cash and cash equivalents	$2,412	$10,341	$3,707	—		$1,198	$1,217	$5,021	$5,113
Accounts Receivable, Net	86,822	78,445	83,518	—		93,295	138,695	114,921	102,228
Inventory	75,456	47,790	50,834	—		39,070	69,635	70,890	61,504
Working capital(b)	65,522	61,423	45,342	—		35,097	75,735	70,434	44,251
Property and equipment, net	938,142	518,922	979,655	—		521,068	554,580	511,832	455,710
Total assets	1,227,387	727,367	1,259,272	—		761,241	879,133	1,067,310	671,191
Long—term debt, including current portion	696,296	344,788	385,152	—		345,533	419,970	439,760	119,500
Stockholders’ equity	146,203	171,451	428,956	—		207,941	198,591	172,237	108,007
Other Data:
Net cash provided by operating activities	$(6,782)	$42,441	$8,032	$63,125		$128,852	$120,480	$189,054	$134,781
Net cash used in investing activities	$(45,334)	$(26,771)	(397,544)	$(46,948)		$(6,537)	$(104,207)	$(131,291)	$(63,899)
Net cash (used in) provided by financing activities	$50,821	$(6,527)	393,219	$5,093		$(122,334)	$(20,077)	$320,253	$(79,728)
Capital expenditures	$42,894	$37,577	—	$57,798		$33,226	$97,892	$109,315	$90,042
Towboats (at period end)(c)	122	129		—		140	152	162	148
Barges (at period end)(c)	2,402	2,409		—		2,510	2,645	2,828	3,010
Ton—miles from continuing operations affreightment	22,782,063	22,535,560	— (c)	—	(c)	34,024,295	35,361,326	39,271,112	41,797,859
Ton—miles from continuing operations non—affreightment	2,742,867	2,062,366	— (c)	—	(c)	3,077,305	4,100,050	4,326,404	3,317,000

(a)	In all periods presented, the operations of the Dominican Republic, Venezuela and Summit businesses, on a net of tax basis, have been presented as discontinued operations. The 2009 net of tax loss resulted primarily from the impairment and subsequent loss on sale of Summit. Included in 2006 is the $4.8 million, net of tax, gain on the sale of the Venezuela business.
(b)	We define working capital as total current assets minus total current liabilities.
(c)	Bifurcated ton-miles not available; total ton-miles from continuing operations affreightment for fiscal 2010 were 30,962,150 and non-affreightment 2,884,304.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for the periods presented:

	Successor	Predecessor	Successor	Predecessor
	Nine Months Ended September 30,		10-Day Period Ending December 31, 2010	January 1 to December 21, 2010	Year Ended December 31,
	2011	2010			2009	2008	2007	2006
Ratio of earnings to fixed charges (1)	—	1.0	—	—	—	3.0	2.3	6.0
Deficiency in fixed charge coverage ratio (2)	(61,684)		(6,026)	(8,610)	(18,881)

(1)	The ratio of earnings to fixed charges has been calculated based on financial information prepared in accordance with U.S. GAAP. For the purpose of calculating this ratio, earnings consist of earnings (losses) from continuing operations, less earnings (losses) from equity investments, plus dividends received from equity investees.
(2)	The above noted deficiency in fixed charge coverage ratio for the nine months ended September 30, 2011 was primarily the result of non-cash purchase price accounting related charges (primarily higher depreciation and amortization) of $42.1 million, the $10.4 million estimated margin impact of the second quarter flooding, $18.3 million in higher restructuring and severance related expenses and $12.3 million in lower gains on asset disposals than in the prior year. The 2010 deficiency was primarily caused by $14.0 million in acquisition expenses incurred in that year. The 2009 deficiency was primarily caused by the impacts of the recession, which began in 2008 on the Company’s higher margin business opportunities such as steel and chemicals due to lower industry demand.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers each of the years December 31, 2008 and 2009 and the non-GAAP combined results from the period from January 1, 2010 to December 21, 2010 for CBLC (“Predecessor”) and for the 10-day period ending December 31, 2010 for ACL I Corporation (“Successor”). Management’s Discussion and Analysis should be read in conjunction with the financial statements specified above, which were prepared in accordance with U.S. GAAP and present separately the periods prior to the Acquisition (for the Predecessor) and the periods after the Acquisition (for the Successor). The Predecessor financial statements do not reflect the effects of the accounting for or the financing of the Acquisition. We are a holding company with no business operations, revenues, expenses, assets or liabilities other than our ownership of capital stock of ACL, the parent of CBLC. Consequently, we have not provided separate historical financial statements or financial data for the Issuer, other than with respect to the 10-day period ending December 31, 2010, the nine-month period ended September 30, 2011 and as of December 31, 2010 and September 30, 2011. For periods prior to the Predecessor period we have included the results for CBLC. Because we believe a discussion of the historical results of the Issuer would not be meaningful. In order to facilitate a discussion of certain results of operations across periods, we have presented the results for the year ended December 31, 2010 on a combined basis, which is comprised of the results for the period from January 1, 2010 to December 21, 2010 for CBLC and the results for the 10-day period ending December 31, 2010 for the Issuer (“Fiscal 2010”). The impact on operations of the new basis of accounting on the 10-day period ending December 31, 2010 are specifically described in the comparison to the Predecessor results. The impact of such amounts do not cause the results of operations for the period from January 1, 2010 to December 21, 2010 to be materially different from the results for Fiscal 2010.

The consolidated results of operations and financial position of the Issuer and its consolidated subsidiaries is substantially the same of that of CBLC and its consolidated subsidiaries presented below because the Issuer is a holding company with no business operations, revenues, expenses, assets or liabilities other than the capital stock of ACL, the parent of CBLC, the PIK/Toggle Notes and associated interest expense and minor corporate expenses. Therefore, we have not provided separate “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the Issuer, other than with respect to the 10-day period ending December 31, 2010 (which we have combined with the results for the period from January 1, 2010 to December 21, 2010 for CBLC), the nine-month period ended September 30, 2011 and as of December 31, 2010. The amounts presented for the year December 31, 2010 is on a combined non-GAAP basis and include results of a new basis of accounting for the ten day post-Acquisition period as is required by US GAAP under Business Combination accounting rules. Such amounts are not materially different from the results of operations for the period from January 1, 2010 through December 21, 2010, the 2010 period of operations for the Predecessor. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Prospectus Summary—Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and the historical audited and unaudited consolidated financial statements, including the related notes, incorporated by reference into this prospectus. All dollar values in this section, unless otherwise noted, are denoted in thousands.

Overview

Introduction

This management’s discussion and analysis of financial condition and results of operations is provided as a supplement to the consolidated financial statements and footnotes included elsewhere in this prospectus to help provide an understanding of the financial condition, changes in financial condition and results of operations of our company. This section should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and footnotes included elsewhere in this prospectus. This section is organized as follows:

Overview. This section provides a general description of our company and its business, as well as developments we believe are important in understanding the results of operations and financial condition or in understanding anticipated future trends.

Results of Operations. This section provides an analysis of our results of operations for the nine months ended September 30, 2011, the fiscal year ended December 31, 2010 on a non-GAAP combined basis and the fiscal year ended December 31, 2009 compared to the results of operations for the corresponding prior year period for each.

Liquidity and Capital Resources. This section provides an overview of our sources of liquidity, a discussion of our debt that existed as of September 30, 2011, and an analysis of our cash flows for the nine months ended September 30, 2011, the fiscal year ended December 31, 2010 and the fiscal year ended December 31, 2009 compared to the cash flows for the corresponding prior period for each.

Changes in Accounting Standards. This section describes certain changes in accounting and reporting standards applicable to our company.

Critical Accounting Policies. This section describes any significant changes in accounting policies that are considered important to our financial condition and results of operations, require significant judgment and require estimates on the part of management in application. Our significant accounting policies include those considered to be critical accounting policies.

Quantitative and Qualitative Disclosures about Market Risk. This section discusses our analysis of significant changes in exposure to potential losses arising from adverse changes in fuel prices and interest rates.

Our Business

We are one of the largest and most diversified marine transportation and services companies in the United States, providing barge transportation and related services under the provisions of the Jones Act, as well as the manufacturing of barges and other vessels, including ocean-going liquid tank barges. We currently operate in two primary business segments, transportation and manufacturing, and a smaller “All other segment” that consists of our services company, Elliott Bay Design Group (“EBDG”), which we sold on December 5, 2011. We are the third largest provider of dry cargo barge transportation and second largest provider of liquid tank barge transportation on the Inland Waterways, accounting for 11.6% of the total inland dry cargo barge fleet and 10.8% of the total inland liquid cargo barge fleet as of December 31, 2010, according to Informa. Our manufacturing segment was the second largest manufacturer of brown-water barges in the United States in 2010 according to Criton industry data.

We provide additional value-added services to our customers, including warehousing and third-party logistics through our BargeLink LLC joint venture. Our operations incorporate advanced fleet management practices and information technology systems which allows us to effectively manage our fleet. EBDG, a naval architecture and marine engineering firm is much smaller than either the transportation or manufacturing segment and is not significant to the primary operating segments of CBLC.

The Industry

Transportation Industry

While freight movements on the domestic waterways represent a substantial portion of U.S. ton-mile volume, ranking third in 2006 at 15.1% behind rail (49.8%) and truck (34.7%), these movements represent a much smaller portion (1%) of the $735 billion domestic freight market when ranked by dollar value. We believe the highly favorable comparison of revenue per ton-mile is one of the best illustrations of the advantages of shipping freight over the waterways as compared to other transportation modes. In addition to being significantly more cost effective, shipping freight via barge is more energy efficient and safer than transporting via rail or truck. These advantages have contributed to the shifting of freight volumes from truck and rail to barge, particularly for high volume, less time sensitive freight, such as dry bulk and liquid commodities. We believe that the current supply/demand relationship for dry cargo freight indicates that market freight rates obtained in the last several years should be sustained and improved over the long term.

Barge market behavior is driven by the fundamental forces of supply and demand, influenced by a variety of factors including the size of the Inland Waterways barge fleet, local weather patterns, navigation circumstances, domestic and international consumption of agricultural and industrial products, crop production, trade policies, the price of steel, the availability of capital and general economic conditions.

Transportation Mode Comparison. We believe that barge transportation on the Inland Waterways is the most cost efficient, environmentally friendly and safest method of moving freight in the U.S. as compared to railroads or trucks. A typical Lower Mississippi River tow of 40 barges has the carrying capacity of approximately 640 railcars or approximately 2,800 tractor-trailers, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for truck transportation. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants. Carbon dioxide emissions for trains are 39% greater than barge emissions and carbon dioxide emissions for trucks are 371% greater than barge emissions when moving equivalent amounts of freight over equivalent distances. Barge transportation is also the safest mode of U.S. freight transportation, based on the percentage of injuries per ton-mile transported. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

As discussed in below in “Business—Competition,” the industry fleet size at the end of 2010 was significantly below the number of barges in operation at the 1998 peak.

Competition continues to be intense for barge freight transportation volumes. The top five carriers (by fleet size) of dry and liquid barges comprised approximately 66.8% and 57.7% of the respective industry fleet in each sector as of December 31, 2010. The economic recession which began in the fall of 2008 exacerbated the competitive environment in both liquid and dry market sectors. The impact in the liquid sector was more pronounced as fewer customers signed or renewed dedicated service contracts to ensure liquid barge availability, freeing more barges for spot rate service in that sector. Though we have seen some recovery in 2010, many of our customers have not returned to pre-recession volume levels.

The demand drivers for freight and freight pricing on the Inland Waterways are discussed in detail in “Business—Competition.” For purposes of industry analysis, the commodities transported in the Inland Waterways can be broadly divided into four categories: grain, bulk, coal, and liquids. Using these broad cargo categories, the following graph depicts the total millions of tons shipped through the United States Inland Waterways for the quarters and nine months ended September 30, 2011 and 2010. All data in the graph is according to information from the US Army Corps of Engineers Waterborne Commerce Statistics Center (the “Corps”). The Corps does not estimate ton-miles, which we believe is a more accurate volume metric. Note that the most recent periods are typically estimated for the Corps’ purposes by lockmasters and retroactively adjusted as shipper data is received.

Industry Tonnage

For the quarters and nine months ended September 30, 2011 and 2010

Source: U.S. Army Corps of Engineers Waterborne Commerce Statistics Center

Manufacturing Industry

Our manufacturing segment competes with companies also engaged in building equipment for use on both the Inland Waterways system and in ocean-going trade. Due to the relatively long life of the vessels produced by inland shipyards and the relative over-supply of barges built in the late 1970’s and early 1980’s, there has only recently been a resurgence in the demand for new barges as older barges are retired or made obsolete by U.S. Coast Guard requirements for liquid tank barges. This heightened demand may ultimately increase the competition within the segment over the longer term.

Effect of the Acquisition

As a result of the Acquisition and the application of purchase accounting, our assets and liabilities were adjusted to their estimated fair market values as of the closing date. The purchase price has been preliminarily (pending finalization of valuation of certain acquired tangible and intangible assets and liabilities assessment) allocated and pushed down to the Company.

The purchase price has been preliminarily allocated based primarily on third party appraisal of the major assets and liabilities. These adjustments to fair value are based on Level 3 inputs as to their fair values. The amounts allocated to goodwill consist primarily of the value of the Company’s assembled workforces in its transportation and manufacturing segments, but has not yet been allocated to those segments at December 31, 2010 and September 30, 2011. The amount of goodwill is not tax deductible. These intangible assets will be subject to annual impairment testing. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Intangibles.”

The impacts of the purchase accounting fair valuations are reflected in earnings for the ten-day period ended December 31, 2010 and for the quarter and nine months ended September 30, 2011. The ten-day period after the Acquisition has been bifurcated in the financial statements for the period ended December 31, 2010 and indicated by the heading “Successor Company.”

The impacts of purchase accounting result in an increase in our cost of sales and other operating expenses subsequent to the Acquisition due to the increased carrying value of our fixed assets and inventory and the amortization of our intangible assets.

Changes in Accounting Standards

Periodically the Financial Accounting Standards Board (“FASB”) issues additional Accounting Standards Updates (“ASUs”). ASUs considered to have a potential impact on CBLC where the impact is not yet determined are discussed as follows.

ASU Number 2011-5 was issued in June 2011, amending Topic 220—Comprehensive Income. The ASU modifies alternative presentation standards, eliminating the option for disclosure of the elements of other comprehensive income within the statement of stockholder’s equity. Adoption of this ASU by CBLC will change our existing presentation, but will not impact the components of other comprehensive income. The ASU is effective for fiscal periods beginning after December 15, 2011.

ASU Number 2011-8 was issued in September 2011, amending Topic 350 Intangibles—Goodwill and Other. The ASU allows entities to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, whereas previous guidance required as the first step in an at least annual evaluation a computation of the fair value of a reporting entity. The ASU is effective for fiscal periods beginning after December 15, 2011, however early adoption is permitted. The Company has not yet determined whether it will early adopt.

ASU Number 2011-9 was issued in September 2011, amending Subtopic 715-80 Compensation-Retirement Benefits-Multiemployer Plans. The ASU requires expanded disclosures about an employer’s participation in multiemployer plans, including the plan name, identifying number, the level of an employer’s participation, information about funding status of the plan and the nature of the commitments to the plans. The ASU does not modify current accounting for such plans and therefore will not have an effect on the Company’s financial position, operations or cash flow. The ASU is effective for fiscal periods beginning after December 15, 2011.

For further information, refer to the consolidated financial statements and footnotes thereto, included in CBLC’s annual filing on Form 10-K filed with the SEC for the year ended December 31, 2010.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the same period. Actual results could differ from those estimates.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and settlement of liabilities in the ordinary course of business. Critical accounting estimates that affect the reported amounts of assets and liabilities on a going concern basis include amounts recorded as reserves for doubtful accounts, reserves for obsolete and slow moving inventories, pension and post-retirement liabilities, incurred but not reported medical claims, insurance claims and related receivable amounts, deferred tax liabilities, assets held for sale, environmental liabilities, revenues and expenses on special vessels using the percentage-of-completion method, environmental liabilities, valuation allowances related to deferred tax assets, expected forfeitures of share-based compensation, estimates of future cash flows used in impairment evaluations, liabilities for unbilled barge and boat maintenance, liabilities for unbilled harbor and towing services, estimated sub-lease recoveries and depreciable lives of long-lived assets.

Revenue Recognition

The primary source of our revenue, freight transportation by barge, is recognized based on percentage-of-completion. The proportion of freight transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles from the loading point to the barge destination as specified in the customer’s freight contract. The position of the barge at accounting period end is determined by locating the position of the boat with the barge in tow through use of a global positioning system. The recognition of revenue based upon the percentage of voyage completion results in a better matching of revenue and expenses. The deferred revenue balance in current liabilities represents the uncompleted portion of in-process contracts.

The recognition of revenue generated from contract rate adjustments occurs based on the percentage of voyage completion method. The rate adjustment occurrences are defined by contract terms. They typically occur monthly or quarterly, are based on recent historical inflation measures, including fuel, labor and/or general inflation, and are invoiced at the adjusted rate levels in the normal billing process.

Day rate plus towing contracts have a twofold revenue stream. The day rate, a daily charter rate for the equipment, is recognized for the amount of time the equipment is under charter during the period. The towing portion of the rate is recognized once the equipment has been placed on our boat to be moved for the customer.

Revenue from unit tow equipment day rate contracts is recognized based on the number of days services are performed during the period.

Marine manufacturing revenue is recognized based on the completed contract or the percentage-of-completion method depending on the length of the construction period. Beginning in the second quarter of 2007, ocean-going vessels became a material portion of the production volume of the manufacturing segment. These vessels are significantly more expensive and take substantially longer to construct than typical barges for use on the Inland Waterways system. The Company uses the percentage-of-completion method of recognizing revenue and expenses related to the construction of these longer-term production vessels based on labor hour incurred as a percent of estimated total hours for each vessel. These vessels have expected construction periods of more than 90 days in length and include ocean-going barges and towboats.

The Company uses the completed contract method for barges built for Inland Waterways use which typically have construction periods of 90 days or less. Contracts are considered complete when title has passed, the customer has accepted the vessel and there is no substantial continuing involvement by the Company with the vessel. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Harbor services, terminal, repair and other revenue are recognized as services are provided.

Revenue from our professional service company is recorded primarily on the percentage of completion method wherein the direct costs incurred to date over the estimated total direct costs of a contract times the total revenues under the contract determines revenues to be recorded for any contract.

Inventory

Inventory is carried at the lower of cost or market, based on a weighted average cost method. Our port-services inventory is carried net of reserves for obsolete and slow moving inventories.

Expense Estimates for Harbor and Towing Service Charges

Harbor and towing service charges are estimated and recognized as services are received. Estimates are based upon recent historical charges by specific vendor for the type of service charge incurred and upon published vendor rates. Service events are recorded by vendor and location in our barge tracking system. Vendor charges can vary based upon the number of boat hours required to complete the service, the grouping of barges in vendor tows and the quantity of man hours and materials required. Our management believes it has recorded appropriate and sufficient liabilities for these services. Changes to these estimates could have a significant impact on our financial results.

Insurance Claim Loss Deductibles

Liabilities for insurance claim loss deductibles include accruals for the uninsured portion of personal injury, property damage, cargo damage and accident claims. These accruals are estimated based upon historical experience with similar claims. The estimates are recorded upon the first report of a claim and are updated as new information is obtained. The amount of the liability is based on the type and severity of the claim and an estimate of future claim development based on current trends and historical data. Our management believes it has recorded sufficient liabilities for these claims. These claims are subject to significant uncertainty related to the results of negotiated settlements and other developments. As claims develop, we may have to change our estimates, and these changes could have a significant impact on our consolidated financial statements.

Employee Benefit Plans

Assets and liabilities of our defined benefit plans are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized, impacting our results of operations. The liability for post-retirement medical benefits is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs.

Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of post-retirement benefits expense, impacting our results of operations. A 0.25% change in the discount rate would affect pension expense by $0.1 million and post-retirement medical expense by $0.03 million, respectively. A 0.25% change in the expected return on plan assets would affect pension expense by $0.4 million. We are fully insured for post-65 retiree medical so changes in health care cost trends would not affect our post-retirement medical expense in the near term.

We were self-insured and we self-administered the medical benefit plans covering most of our employees for service dates before September 1, 2005. We hired and continue the use of a third-party claims administrator to process claims with service dates on or after September 1, 2005. We remain self-insured up to $0.25 million per individual per policy year. We estimate our liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. A 10% change in the estimated lag factor would have a $0.2 million effect on operating income. The validity of the lag factor is evaluated periodically and revised if necessary. Although management believes the current estimated liabilities for medical claims are reasonable, changes in the lag in reporting claims, changes in claims experience, unusually large claims and other factors could materially affect the recorded liabilities and expense, impacting our financial condition and results of operations.

Impairment of Long-Lived Assets and Intangibles

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. These estimates are subject to uncertainty. Our significant assets were appraised by independent appraisers in connection with our application of fresh-start reporting on December 31, 2004 and again in August 2008, in February 2009, in June 2009 and in December 2010 in connection with debt refinancings. No impairment indicators were present at December 31, 2010 or 2009, in our transportation or manufacturing segments. Given the on-going decline in the cash flows from our Summit entity we did reassess the recoverability of the long-lived assets during the third quarter 2009. Our revised estimated gross cash flows did not exceed the recorded value of the assets as of the end of the third quarter indicating impairment. Given the indication of impairment, we wrote off approximately $4.4 million of long-lived assets and intangibles in the third quarter of 2009 based on the underlying estimated fair values of those assets. Changes to the estimated future cash flows or to our evaluation of our weighted average cost of capital are critical accounting estimates and could result in material changes to our recorded results.

Impairment of Acquired Goodwill

In connection with our acquisition of the McKinney assets and EBDG in 2007 and the acquisition of the remaining equity interests in Summit in 2008, the excess of the purchase price over the fair value of the acquired identifiable tangible and intangible assets and liabilities was recorded as goodwill. Goodwill is not amortized, but is subject to, at least annually, an evaluation for impairment. Such an evaluation requires estimates of the fair value of the reporting unit (commonly defined as one level below an operating segment) to which the acquired assets are attached. Due primarily to changes in the Company’s weighted average cost of capital since the acquisition date, rather than to changes in the expected underlying cash flows, which resulted in an excess of the carrying value over the estimated fair value of the operations, we concluded that the acquisition goodwill on Summit was completely impaired, that the acquisition goodwill on EBDG was partially impaired and that the acquisition goodwill on the McKinney purchase was not impaired. An impairment charge of $1.1 million was recorded in 2008, of which $0.2 million has been reclassified to discontinued operations, related to these evaluations. Changes to the estimated future cash flows or to the Company’s evaluation of its weighted average cost of capital are critical accounting estimates and could result in material changes to our recorded results. Our goodwill evaluations in 2010 and 2009 did not result in any goodwill impairments.

Assets and Asset Capitalization Policies

Asset capitalization policies have been established by management to conform to generally accepted accounting principles. All expenditures for property, buildings or equipment with economic lives greater than one year are recorded as assets and amortized over the estimated economic useful life of the individual asset. Generally, individual expenditures of less than one thousand dollars are not capitalized. An exception is made for program expenditures, such as personal computers, that involve multiple individual expenditures with economic lives greater than one year. The costs of purchasing licenses or developing software are capitalized and amortized over the estimated economic life of the software.

Repairs that extend the original economic life of an asset or that enhance the original functionality of an asset are capitalized and amortized over the asset’s estimated economic life. Capitalized expenditures include major steel re-plating of barges that extends the total economic life of the barges, repainting the entire sides or bottoms of barges which also extends their economic life or rebuilding boat engines, which enhances the fuel efficiency or power production of the boats.

Routine engine overhauls that occur on a one to three year cycle are expensed when they are incurred. Routine maintenance of boat hulls and superstructures as well as propellers, shafts and rudders are also expensed as incurred. Routine repairs to barges, such as steel patching for minor hull damage, pump and hose replacements on tank barges or hull reinforcements, are also expensed as incurred.

Consolidated Financial Overview

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

For the nine months ended September 30, 2011, ACL I had a net loss of $37.5 million compared to net income of $0.2 million in the nine months ended September 30, 2010.

The comparability of these periods was significantly impacted by the new basis of accounting subsequent to the Acquisition, $12.4 million in after-tax interest expense on the PIK Notes issued in 2011 and the estimated after-tax negative margin impact of record second quarter flooding of the Inland Waterways from April through early June of 2011. The push-down of the preliminary purchase price allocation resulted in after-tax non-comparable net charges of approximately $28.3 million in the nine months ended September 30, 2011. These impacts were primarily related to higher depreciation and lower gains on disposal of assets due to the impact of higher fair values of assets in the Successor company’s 2011 accounting basis, higher fuel and steel costs in the nine months ended September 30, 2011 due to the write-up of these inventories to fair value at the Acquisition date and the net impact of amortization of the value of various contractual arrangements and favorable lease assets. These higher expenses were partially offset by lower interest expense resulting from amortization of the premium on the 2017 Notes and the deferred tax benefit related to the revaluations.

Comparability for the nine month periods was also impacted by the inclusion of an estimated $6.4 million negative after-tax margin impact of the record 2011 second quarter flooding which did not occur in the prior year.

The remaining positive change in the nine month period resulted from the after-tax impacts of transportation revenues which grew faster than the change in all other costs, higher manufacturing sales, losses on deck barges of $2.0 million in the prior year period, lower after-tax gains on asset management actions of $7.5 million and the higher acquisition transition expenses of $12.0 million in the nine month period.

The primary causes of changes in operating income in our transportation and manufacturing segments are generally described in the segment overview below in this consolidated financial overview section and more fully described in the Operating Results by Business Segment section below.

For the nine months ended September 30, 2011, EBITDAR from continuing operations was $74.4 million compared to $77.3 million in the comparable period of the prior year. EBITDAR from continuing operations as a percent of revenue was 12.1% for the nine months ended September 30, 2011, or a decrease of 2.8 points nine months over nine months. The decrease in EBITDAR for the nine month period was largely attributable to the increased costs during the record flooding in the second quarter of 2011. See the table at the end of this Consolidated Financial Overview and Selected Financial Data for a definition of EBITDAR and a reconciliation of EBITDAR to consolidated net loss.

During the nine months ended September 30, 2011, $42.9 million of capital expenditures was primarily attributable to completion of 55 new covered dry cargo barges and two oversize liquid tankers for the transportation segment, boat and barge capital improvements and facilities improvements.

During the first nine months of 2011, excluding the PIK Toggle Notes, the average face amount of outstanding debt increased approximately $55 million from the December 31, 2010 amount, primarily driven by working capital changes, net capital spending and the payment of the 2010 incentive awards. Total interest expense for the nine months ended September 30, 2011, was $42.5 million, or $13.1 million higher than those expenses in the same periods of 2010. The increase in interest expense was due to the interest on the PIK Toggle Notes partially offset by the decline in interest expense that was attributable to amortization related to the $35.0 million Acquisition date premium on CBLC’s $200 million 2017 Notes. These amounts totaled approximately $4.3 million for the nine months ended September 30, 2011, compared to amortization of $0.9 million for the nine months ended September 30, 2010 related to the original issue discount on those notes.

At September 30, 2011, we had total indebtedness of $696.3 million, including the $30.6 million premium recorded at the Acquisition date to recognize the fair value of the 2017 Notes, net of amortization through September 30, 2011. At this level of debt we had $182.7 million in remaining availability under our Existing Credit Facility. The Existing Credit Facility currently has no maintenance financial covenants unless borrowing availability is generally less than $48.8 million. At September 30, 2011, debt and outstanding letter of credit levels we were $134.0 million above this threshold.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For the years ended December 31, 2010, 2009 and 2008, we had a net loss of $2.9 million, a net loss of $12.1 million and net income of $48.0 million, respectively.

The following table displays certain individually significant drivers of non-comparability in the respective periods.

	Combined	Predecessor
	Year ended December 31,	Year ended December 31,
	2010	2009	2008
Reduction in force charges	$(0.5)	$(3.2)	$(1.9)
Houston office closure charges	(0.1)	(3.7)	—
Charges for customer bankruptcy	—	(0.7)	(0.5)
Jeffboat contract dispute	0.4	(4.2)	—
Jeffboat strike costs	(0.4)	—	—
Refinancing cost write-off	—	—	(1.5)
Insurance deductible major spill	—	—	(0.9)
Interest expense	(38.7)	(40.9)	(26.8)
Debt retirement expenses	(8.7)	(17.7)	(2.4)
Acquired goodwill impairment charge	—	—	(0.9)
Vacation reversal on policy change	0.4	1.6	—
Asset management (gains, impairment, scrapping)	14.3	20.1	12.6
Pension reversal / (buy out)	—	—	2.1
Acquisition costs	(14.0)	—	—
All other operating results	$50.3	$45.5	$94.8

(Loss) income from continuing operations before income tax and discontinued operations	$3.0	$(3.2)	$74.6

Income taxes (benefit)	6.2	(1.1)	27.2

Net (loss) income before discontinued operations	$(3.2)	$(2.1)	$47.4

Discontinued operations, net of tax	$0.3	$(10.0)	$0.6

Net (loss) income	$(2.9)	$(12.1)	$48.0

Note:	Columns may not foot due to rounding.

In Fiscal 2010 our net loss of $2.9 million was an improvement of $9.2 million from the prior year’s net loss of $12.1 million.

Non-comparable items in Fiscal 2010 and Fiscal 2009 are described as follows. In connection with the Acquisition of ACL, we incurred $14.0 million in acquisition expenses in Fiscal 2010. Debt retirement expenses of $8.7 million in Fiscal 2010 related to the fourth quarter 2010 replacement of our revolving credit facility (the “Old Credit Facility”) concurrent with the Acquisition of ACL. These Fiscal 2010 expenses were $9.0 million lower than the debt retirement expenses incurred in Fiscal 2009 which are more fully described in the comparison of Fiscal 2009 compared to Fiscal 2008 below.

During Fiscal 2009, charges of $4.2 million related to manufacturing segment contract disputes and settlements were incurred, of which $0.4 million was recovered in Fiscal 2010. In addition Jeffboat incurred incremental costs related to the 2010 labor strike of $0.4 million.

As a result of the decision to close the Houston office in early 2009, we incurred charges totaling $3.7 million. When the Houston lease terminated in 2010 we incurred an additional $0.1 million of expense. The Fiscal 2010 reduction-in-force charges of $0.5 million were lower than in Fiscal 2009 by $2.7 million. These charges were partially offset by an accrued vacation reversal due to a change in vacation policy of $0.4 million in Fiscal 2010 and $1.6 million in Fiscal 2009.

For Fiscal 2010, average outstanding debt declined $34.8 million from the prior year levels. Total Fiscal 2010 interest expense was $38.7 million or $2.2 million lower than those expenses in Fiscal 2009. The total of asset management actions in Fiscal 2010 including boat sales, impairment adjustments and scrapping of surplus barges was $14.3 million in Fiscal 2010 or $5.8 million lower than Fiscal 2009.

The Fiscal 2010 decline compared to Fiscal 2009 in all other operating results was primarily higher transportation segment operating income significantly offset by lower operating income from our manufacturing segment and EBDG, which we sold on December 5, 2011.

Compared to Fiscal 2010 levels, transportation segment operating income improved by $18.2 million or 57.7% in Fiscal 2010 and manufacturing segment operating income decreased $21.4 million or 100%. The primary causes of changes in segment operating income in our transportation and manufacturing segments are generally described in the segment overview below in this consolidated financial overview section and more fully described under “—Operating Results by Business Segment” below.

The lower losses on discontinued operations were attributable to losses in Fiscal 2009 on the sale of Summit. The majority of the Fiscal 2009 loss in discontinued operations was due to a $4.4 million impairment of certain Summit intangibles recorded prior to its sale and to the $7.5 million loss on the sale of Summit.

In Fiscal 2010, EBITDAR from continuing operations was $113.7 million, a decrease of 8.3% from Fiscal 2009. See note (c) under the heading “Prospectus Summary—Summary Historical Consolidated Financial Data” elsewhere in this prospectus for a definition of EBITDAR and a reconciliation of EBITDAR to consolidated net loss.

In Fiscal 2010, $48.7 million of cash was used in investing activities during the year, as our $57.8 million capital expenditures and other investing activities of $0.8 million were partially offset by proceeds from property dispositions of $7.3 million and government capital funding grant proceeds of $2.6 million. The capital expenditures were primarily for new barge construction, boat and barge upgrades and investments in our facilities. At December 31, 2010, we had total indebtedness of $385.2 million, including the $34.8 million premium recorded at the Acquisition date to recognize the fair value of the 2017 Notes, net of amortization for the ten-day period ended December 31, 2010. At this level of debt we had $239.7 million in remaining availability under our bank credit facility. The bank credit facility has no maintenance financial covenants unless borrowing availability is generally less than $59.4 million. At December 31, 2010, debt levels we were $180.3 million above this threshold.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

In Fiscal 2009, our net loss of $12.1 million was a decline of $60.1 million from the prior year’s net income of $48.0 million.

Non-comparable items in Fiscal 2009 and Fiscal 2008 are described as follows. Debt retirement expenses in Fiscal 2009 were higher than those of Fiscal 2008 as a result of $17.7 million in expenses related to our first quarter 2009 amendment to our then existing credit facility and $15.3 million in expenses related to our third quarter 2009 refinancing and entrance into the Old Credit Facility. During Fiscal 2009, charges of $4.2 million related to manufacturing segment contract disputes and settlements were incurred. As a result of the decision to close our Houston office in early 2009, we incurred charges totaling $3.7 million. Reduction in force charges of $3.2 million in Fiscal 2009 exceeded those in Fiscal 2008 by $1.3 million. These charges were partially offset by an accrued vacation reversal due to a change in vacation policy of $1.6 million.

For Fiscal 2009, although average outstanding debt declined $42.6 million from Fiscal 2008, higher effective interest rates on outstanding balances during 2009 drove after-tax interest expenses $14.1 million higher to $40.9 million. Our Fiscal 2009 results also reflected net gains of $20.1 million from asset management actions including boat sales, impairment adjustments and scrapping of surplus barges, which exceeded Fiscal 2008 totals by $7.5 million. During Fiscal 2008, the $2.1 million accrual for the withdrawal from a multi-employer pension plan, which had been expensed in a prior year, was reversed as a result of a negotiated agreement with the union. Also in Fiscal 2008, a $0.9 million charge related to acquired goodwill, primarily as a result of the increase in that year of our weighted average cost of capital, which was utilized to discount projected cash flows of EBDG at its acquisition, resulted in an excess of carrying value over the estimated fair value.

The Fiscal 2009 decline across all other operating results compared to Fiscal 2008 was primarily the result of a $60.6 million decrease in transportation segment operating income, which was partially offset by higher operating income from our manufacturing segment and from EBDG during Fiscal 2009.

The primary causes of changes in segment operating income in our transportation and manufacturing segments are generally described in the segment overview below in this consolidated financial overview section and more fully described under the heading “—Operating Results by Business Segment.”

The higher losses on discontinued operations during Fiscal 2009 were attributable to Summit, which was sold in November 2009. The majority of the increased discontinued operations loss was due to a $4.4 million impairment of certain Summit intangible assets recorded prior to its sale and to the $7.5 million loss on the sale of Summit. Operating income from EBDG was higher in Fiscal 2009 compared to Fiscal 2008 and resulted almost equally from higher royalties derived from its designs in Fiscal 2009 and lower goodwill impairment charges in Fiscal 2009 when compared to the prior year.

In Fiscal 2009, EBITDAR from continuing operations was $124.0 million, a decrease of 28.1% from Fiscal 2008. See note (c) under the heading “Prospectus Summary—Summary Historical Consolidated Financial Data” elsewhere in this prospectus for a definition of EBITDAR and a reconciliation of EBITDAR to consolidated net loss.

In Fiscal 2009, $6.5 million of cash was used in investing activities, as our $33.2 million capital expenditures and other investing activities of $4.4 million were largely offset by proceeds from the sale of vessels and our investment in Summit. The capital expenditures included $5 million to complete the construction of certain liquid barges in Fiscal 2009 that were commenced in Fiscal 2008 and $4 million to commence construction of certain internal dry barges during Fiscal 2009 for delivery during Fiscal 2010. At December 31, 2009, we had total indebtedness of $345.5 million. At this level of debt we had $234 million in remaining availability under the Old Credit Facility.

Segment Overview

We operate in two predominant business segments: transportation and manufacturing.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Transportation

The transportation segment produces several significant revenue streams. Our customers engage us to move cargo for a per ton rate from an origin point to a destination point along the Inland Waterways on our barges, pushed primarily by our towboats under affreightment contracts. Affreightment contracts include both term and spot market arrangements.

Non-affreightment revenue is generated either by demurrage charges related to affreightment contracts or by one of three other distinct contractual arrangements with customers: charter/day rate contracts, outside towing contracts, or other marine services contracts.

Under charter/day rate contracts, our boats and barges are leased to third parties who control the use (loading, movement, unloading) of the vessels. The ton-miles for charter/day rate contracts are not included in our tracking of affreightment ton-miles, but are captured and reported as part of ton-miles non-affreightment.

Outside towing revenue is earned by moving barges for other affreightment carriers at a specific rate per barge move.

Marine services revenue is earned for fleeting, shifting and cleaning services provided to third parties.

Transportation revenue for each contract type for the nine months ended September 30, 2011, is summarized in the key operating statistics table.

Our transportation segment’s revenue stream within any year reflects the variance in seasonal demand, with revenues earned in the first half of the year lower than those earned in the second half of the year. Historically, grain has experienced the greatest degree of seasonality among all the commodity segments, with demand generally following the timing of the annual harvest. Demand for grain movement generally begins around the Gulf Coast and Texas regions and the southern portions of the Lower Mississippi River, or the “Delta area,” in late summer of each year. The demand for freight spreads north and east as the grain matures and harvest progresses through the Ohio Valley, the Mid-Mississippi River area and the Illinois River and Upper Mississippi River areas. System-wide demand generally peaks in the mid-fourth quarter. Demand normally tapers off through the mid-first quarter, when traffic is generally limited to the Ohio River as the Upper Mississippi River normally closes from approximately mid-December to mid-March, and ice conditions can hamper navigation on the upper reaches of the Illinois River.

On average, the annual peak tariff rates have been more than double trough rates over the last five years. Our achieved grain pricing, across all river segments, which rose 9.3% for the 2010 full year, was up an additional 29.0% in the nine months ended September 30, 2011, compared to the same period of the prior year, though grain ton-mile volume declined by over 30% in the same period due to significant delays attributable to the impacts of the spring flooding.

Total affreightment volume measured in ton-miles increased in the nine months ended September 30, 2011, to 22.8 billion compared to 22.5 billion in the same period of the prior year. The lower ton-mile volumes in the 2011 second quarter as a result of the unseasonable flooding partially offset the increases in the first and third quarters, with ton-mile volume for the nine months ended September 30, 2011, up only 1.1%.

For the nine months ended September 30, 2011, non-affreightment revenues increased by $18.4 million, or 14.1%, primarily due to higher charter/day-rate, towing and demurrage, partially offset by lower scrapping revenue.

Overall transportation revenues increased approximately 8% on a fuel neutral basis in the nine months ended September 30, 2011 compared to the same period of the prior year. The increase in the nine months ended September 30, 2011 was driven by volume increases in coal and energy, chemicals, petroleum, steel and steel inputs, all other bulk and demurrage, partially offset by lower salt volumes and grain volumes.

Revenues per average barge operated increased 18.5% in the nine months ended September 30, 2011, compared to the same period of the prior year. Approximately three-quarters of the increase in the nine months ended September 30, 2011 was driven by increased affreightment revenue with the remainder attributable to the change in non-affreightment revenue.

Overall, the transportation segment’s operating income in the nine months ended September 30, 2011, declined $50.3 million, compared to the same period of the prior year. The decline was primarily attributable to higher costs of $42.1 million attributable to the push down of the purchase price accounting resulting from the Acquisition, $10.4 million related to the margin impact of the second quarter flooding and an additional $18.3 million related to severance, restructuring and reorganization related consulting expenses. All other costs were more than fully absorbed by the $71.8 million increase in segment revenue. Other increases in cost levels in the transportation segment included an increase of $35.9 million in fuel-related costs, $12.3 million lower asset management gains and an increase of $16.2 million in materials, supplies and other. These cost increases were partially offset by a 7.3% decrease in operating labor-related costs and $5.2 million lower other selling, general and administrative expenses, primarily wage-related. The higher operating costs were primarily related to higher boat charter expenses, higher repairs expenses, higher outside towing, shifting and barge preparation.

Net fuel costs increased in the nine months ended September 30, 2011, by 460 basis points to 24.4% of segment revenues or $126.9 million. Fuel consumption was up approximately 5.8% for the nine month period compared to the same period of the prior year compared to a 3.8% increase in ton-mile volume. This unfavorable comparison was driven by lower boat efficiency in the second quarter due to high water conditions. The average net-of-hedge-impact price per gallon increased 35.2% to $2.92 per gallon in the nine months ended September 30, 2011.

Key Operating Statistics

	Nine Months Ended September 30, 2011	% Change to Prior Year YTD Increase (Decrease)
Ton-miles (in thousands):
Total dry	21,251,724	1.1%
Total liquid	1,530,339	0.9%

Total affreightment ton-miles	22,782,063	1.1%
Total non-affreightment ton-miles	2,742,867	33.0%

Total ton-miles	25,524,930	3.8%

Average ton-miles per affreightment barge	10,109	4.7%
Rates per ton mile:
Dry rate per ton-mile		15.4%
Fuel neutral dry rate per ton-mile		8.3%
Liquid rate per ton-mile		16.7%
Fuel neutral liquid rate per ton-mile		3.7%
Overall rate per ton-mile	$16.36	15.6%
Overall fuel neutral rate per ton-mile	$15.24	7.6%
Revenue per average barge operated	$216,366	18.5%
Fuel price and volume data
Fuel price	$2.92	35.2%
Fuel gallons	43,475	5.8%
Revenue data (in thousands):
Affreightment revenue	$371,914	16.8%
Non-affreightment revenue
Towing	35,701	33.1%
Charter and day rate	62,414	26.9%
Demurrage	33,000	13.4%
Other	17,764	(30.1)%

Total non-affreightment revenue	148,879	14.1%

Total transportation segment revenue	$520,793	16.0%

Data regarding changes in our barge fleet for the nine months ended September 30, 2011, is summarized in the following table.

Barge Fleet Changes

	Dry	Tankers	Total
Barges operated as of December 31, 2010	2,086	325	2,411
Retired	(51)	(10)	(61)
New builds	55	2	57
Purchased	—	—	—
Change in number of barges leased	(5)	—	(5)

Barges operated as of September 30, 2011	2,085	317	2,402

Data regarding our boat fleet at September 30, 2011, is contained in the following table.

Owned Boat Counts and Average Age by Horsepower Class

Horsepower Class	Number	Average Age
1950 or less	34	33.3
Less than 4650	23	35.7
Less than 6250	41	36.5
6800 and over	11	33.0

Total/overall age	109	35.0

In addition, we had 13 chartered boats in service at September 30, 2011. Average life of a boat (with refurbishment) exceeds 50 years. One boat remained in assets held for sale at September 30, 2011.

Manufacturing

The manufacturing segment had an operating loss of $0.2 million in the nine months ended September 30, 2011, compared to an operating loss of $0.6 million in the comparable periods of 2010. The operating loss for the nine month period, on 78 more external dry barges and seven fewer external liquid barges produced, was driven by the $3.3 million dollar loss on a deck barge contract incurred in the prior year, higher claims costs, a higher number of weather-related lost production days, the 2011 first quarter operating loss in the segment which resulted primarily from the impact of purchase accounting push-down of Acquisition date steel values on the hopper barges constructed in that quarter and $3.3 million higher depreciation and amortization as a result of purchase price accounting. The Acquisition date steel values were $0.8 million higher than the actual historical cost of the steel which had been pre-bought at costs which would have generated positive margins if not for the revaluation.

For the nine months ended September 30, 2011, total lost production days were 46.0 days, seven and one-half more days than in the same period of the prior year.

Manufacturing built 55 dry covered hoppers and two oversize liquid tank barges for the transportation segment in the nine months ended September 30, 2011.

Our external backlog was $117.1 million at September 30, 2011, representing 77 barges for 2011 production and 147 barges for 2012 production. The backlog at December 31, 2010, was $102.4 million.

Manufacturing Segment Units Produced for External Sales or Internal Use

	Successor	Predecessor
	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010

External sales:
Liquid tank barges	—	7
Ocean tank barges	—	2
Deck barges	27	15
Dry cargo barges	135	69

Total external units sold	162	93

Internal sales:
Liquid tank barges	2	—
Dry cargo barges	55	50

Total units into production	57	50

Total units produced	219	143

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Transportation

In general, Fiscal 2010 for waterborne carriers was characterized by a rebound from the low Fiscal 2009 levels of demand in bulk and liquids, but not to the levels achieved, on average in the prior five years. Coal tonnage improved in the industry, but had little impact on us as the vast majority of our coal trade moves under a low margin legacy coal contract.

Our volumes were impacted by a 15.3% increase in our liquids ton-miles and slight increase in bulk ton-miles, offset by 11.7% lower grain ton-miles and 21.5% lower coal ton-miles. We experienced a favorable revenue mix shift with a partial return of volumes of steel and liquids markets, in combination with the lower coal volume. Grain pricing was 9.3% higher than the prior year largely mitigating the impact of the lower grain volumes.

Affreightment contracts comprised approximately 72.5% and 70.5% of our transportation segment revenues in Fiscal 2010 and Fiscal 2009, respectively.

Non-affreightment revenues were generated either by demurrage charges related to affreightment contracts or by one of three other distinct contractual arrangements with customers: charter/day rate contracts, outside towing contracts, or other marine services contracts. See “—Customers and Contracts” for a description of these types of contracts. Transportation services revenue for each contract type is summarized in the key operating statistics table that follows.

On average, only 122 of our barges in Fiscal 2010 were serving customers under charter/day rate contracts, essentially flat with Fiscal 2009 in terms of number of barges and revenues from this service. The number of barges deployed in this service in Fiscal 2010 and Fiscal 2009 is more than 30 barges less than we averaged in Fiscal 2008 prior to the recession. Additionally, the decrease in barges in charter/day rate service within the industry, as a whole, increases the number of barges available for affreightment service. This increase in available barges for affreightment service has, to an extent, constrained liquid spot rate strength.

The operating ratio, which is the percentage comparison of all expenses to revenues in the transportation segment, improved to 92.1% in Fiscal 2010 from 94.9% in Fiscal 2009. This improvement drove an $18.2 million or 57.7% increase in the transportation segment’s operating income. The increase in operating income was primarily a result of positive revenue mix, decreases in personnel costs and other operating costs including SG&A, partially offset by $5.8 million lower asset management gains in Fiscal 2010.

Key operating statistics regarding our transportation segment for the years ended December 31, 2010, 2009 and 2008 are summarized in the following table.

	Combined		Predecessor
	Year Ended December 31, 2010	% Change to 2009	Year Ended December 31, 2009	% Change to 2008	Year Ended December 31, 2008
Ton-miles (in thousands):
Total dry	28,883,577	(10.4)%	32,220,773	(0.9)%	32,509,103
Total liquid	2,078,573	15.3%	1,803,522	(36.8)%	2,852,223

Total affreightment ton-miles	30,962,150	(9.0)%	34,024,295	(3.8)%	35,361,326
Total non-affreightment ton-miles	2,884,304	(6.3)%	3,077,305	(24.9)%	4,100,050

Total ton-miles	33,846,454	(8.8)%	37,101,600	(6.0)%	39,461,376

Average ton-miles per affreightment barge	13,325	(5.0)%	14,032	1.6%	13,817
Rates per ton mile:
Dry rate per ton-mile		15.1%		(28.7)%
Fuel neutral dry rate per ton-mile		12.1%		(21.9)%
Liquid rate per ton-mile		1.5%		(19.4)%
Fuel neutral liquid rate per ton-mile		(3.5)%		(2.0)%
Overall rate per ton-mile	$14.84	15.3%	$12.87	(30.0)%	$18.38
Overall fuel neutral rate per ton-mile	$14.41	11.9%	$14.30	(22.2)%	$16.46
Revenue per average barge operated	$257,078	6.7%	$240,830	(26.5)%	$327,830
Fuel price and volume data
Fuel price	$2.19	12.4%	$1.95	(38.6)%	$3.17
Fuel gallons	55,305	(12.2)%	63,007	(12.1)%	71,704
Revenue data (in thousands):
Affreightment revenue	$458,572	4.8%	$437,643	(32.6)%	$649,212
Towing	35,867	(12.7)%	41,097	(49.7)%	81,629
Charter and day rate	65,549	0.7%	65,121	(15.4)%	76,977
Demurrage	41,370	(11.4)%	46,710	(5.8)%	49,579
Other	31,310	3.4%	30,289	(24.0)%	39,875

Total non-affreightment revenue	174,096	(5.0)%	183,217	(26.1)%	248,060

Total transportation segment revenue	$632,668	1.9%	$620,860	(30.8)%	$897,272

Data regarding changes in our barge fleet for the past three years ended December 31, 2010, are summarized in the following table.

Barges—Last Three Years	Dry	Tankers	Total
Barges operated as of December 31, 2007	2,440	388	2,828
Retired	(123)	(8)	(131)
New builds	—	11	11
Purchased	16	—	16
Change in number of barges leased	(79)	—	(79)

Barges operated as of December 31, 2008	2,254	391	2,645
Retired	(95)	(36)	(131)
New builds	—	13	13
Purchased	1	2	3
Change in number of barges leased	(11)	(9)	(20)

Barges operated as of December 31, 2009	2,149	361	2,510

Retired	(127)	(36)	(163)
New builds	75	—	75
Purchased	—	6	6
Change in number of barges leased	(11)	(6)	(17)

Barges operated as of December 31, 2010	2,086	325	2,411

Manufacturing

The decline in manufacturing segment revenues was attributable to fewer barges built for third parties in Fiscal 2010 partially offset by higher relative steel pricing.

Manufacturing segment operating income was breakeven in Fiscal 2010, decreasing $21.4 million compared to Fiscal 2009. The breakeven operating income from the manufacturing segment resulted from an decrease driven primarily by $3.4 million in losses on a production run of deck barges and the lower total number of barges produced for external customers. During Fiscal 2010, we redesigned our bid estimation process and do not expect a recurrence of the deck barge loss in Fiscal 2011 and beyond.

Manufacturing Segment Units Produced for External Sales or Internal Use

	Year Ended December 31,
	2010	2009	2008
External sales:
Liquid tank barges	7	43	53
Ocean tank barges	2	4	4
Deck barges	34	—	—
Hybrid barges	—	—	10
Dry cargo barges	97	130	191

Total external units sold	140	177	258

Internal sales:
Liquid tank barges	—	13	11
Dry cargo barges	75	—	—

Total units into production	75	13	11

Total units produced	215	190	269

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Transportation

In general, Fiscal 2009 for waterborne carriers was impacted by a continuation of weak overall demand, with declines of approximately 7.7% in total tons as compared to Fiscal 2008 and 15.3% as compared to Fiscal 2007. The volume increases in our lower margin grain and legacy coal markets, and significant volume decreases in our highest margin steel and chemicals markets drove a significant negative revenue mix shift. In our higher margin metals and chemicals markets, revenues on a fuel-neutral basis were down 61% and 38%, respectively, in Fiscal 2009 compared to Fiscal 2008. Grain pricing that was $56.4 million lower during Fiscal 2009, almost completely offset a 34% increase in grain ton-mile volume, driving grain revenue to only 1% above prior year.

The chart below describes in more detail the fuel neutral change in revenue dollars for major commodity classes for Fiscal 2009 and Fiscal 2008.

Transportation Segment Comparative Revenue Commodity Mix (Adjusted for Fuel)

Note: Percentages indicates year-over-year revenue changes excluding fuel. Columns represent absolute revenue in dollars.

Affreightment contracts comprised approximately 70.5% and 72.4% of our transportation segment revenues in Fiscal 2009 and Fiscal 2008, respectively.

Non-affreightment revenues were generated either by demurrage charges related to affreightment contracts or by one of three other distinct contractual arrangements with customers: (i) charter/day rate contracts; (ii) outside towing contracts or (iii) other marine services contracts. See “Business—Customers and Contracts” for a description of these types of contracts. Transportation services revenue for each contract type is summarized in the key operating statistics table that follows.

On average, 32 fewer liquid tank barges in Fiscal 2009 were serving customers under charter/day rate contracts when compared to Fiscal 2008. This decrease in the number of barges drove charter and day rate revenue down approximately 15.4% in Fiscal 2009, compared to the prior year. Additionally, a decrease in barges in charter/day rate service within the industry as a whole, increases the number of barges available for affreightment service. This increase in available barges for affreightment service has a negative impact on liquid spot rates.

The operating ratio, which is the percentage comparison of all expenses to revenues in the transportation segment, declined to 94.9% in Fiscal 2009 from 89.7% in Fiscal 2008. This decline drove a $60.6 million decrease in the transportation segment’s operating income. The decrease in operating income was primarily a result of significantly lower grain freight pricing, substantial volume declines in our higher margin liquids and metals markets and the increased costs of moving empty barges due to an imbalance of north and south bound volumes. These decreases were partially offset by reductions in personnel costs and other operating costs. Additionally, overall operating conditions for barge transportation in Fiscal 2009 were more favorable than those experienced in Fiscal 2008, with lost barge days down 58% from 42,000 in the prior year to a more normal 17,500 days in Fiscal 2009. The improved operating conditions contributed to improved boat efficiency in Fiscal 2009.

Manufacturing

The decline in manufacturing segment revenues was attributable to fewer barges built for third parties in Fiscal 2009 and lower relative steel prices as compared to Fiscal 2009.

Manufacturing segment operating income increased $11.7 million in Fiscal 2009 compared to Fiscal 2008, despite the lower revenues. The $21.4 million in operating income from the manufacturing segment resulted from an increase in operating margin to 9.9%. During Fiscal 2009, we advanced our Jeffboat strategic initiative to operate the shipyard more efficiently and more safely. Our improvements in safety and production efficiency, combined with more attractive contract terms, drove the improved Fiscal 2009 Jeffboat margin results.

Outlook at September 30, 2011

Second Quarter 2011 Weather Event

During our second quarter of 2011 we incurred almost 14,000 lost barge days compared to less than 3,000 lost barge days in the same period of the prior year. The consistent heavy rains exacerbated the high water impacts of record winter snowfalls in the northern United States, resulting in above flood stage conditions throughout the Inland Waterways for over two months in the 2011 second quarter.

In addition to the impact of the lost barge days, much of the Inland Waterways throughout the duration of the flooding was subject to daylight-hours operations only and tow-size restrictions. We estimate that the flood event drove lower revenue and higher costs with a negative margin impact of approximately $10.4 million.

Normal river operating conditions resumed in mid-July.

Longer-term Outlook

We were acquired by Platinum on December 21, 2010. Though we expect to accelerate many of our strategic initiatives, including investment in our fleet, under the direction of our new parent, we will continue to proactively work with our customers, focusing on barge transportation’s position as the lowest cost, most ecologically friendly provider of domestic transportation.

Although we have continued to see some economic recovery beginning in the second half of 2010 through the end of the third quarter of 2011, we do not expect the economy to reach pre-recession levels in 2011. Historically, we generate stronger financial results in the last half of the year, driven by demand from the grain harvest and the impact of that demand on grain and spot shipping rates. In 2011 we are seeing a later grain harvest season due to the aftermath of the spring flooding which we expect will extend grain demand into the first quarter of 2012. The United States Department of Agriculture (“USDA”) reported that through October 9, 2011, corn farmers had harvested about 33% of the crop, compared to 50% during the same period a year ago and 32% for the five year average. The USDA has also reduced its estimate of corn exports for the year by 50 million bushels from previously announced estimates.

We expect to continue to see improved pricing opportunities as the system normalizes and grain begins moving. We expect demand for export coal, driven by increased demand in Asia and mining supply disruptions in some foreign locations, will remain strong. We expect that the demand resulting from the lower industry freight volumes in the second quarter due to flooding combined with demand in the dry spot market, for grain and other dry commodities, as well as for spot and contract coal volumes, should continue to firm up the dry barge supply/demand balance and should lead to continued improved pricing compared to the prior year. We have seen a continuing rebound in demand in our metals, energy products, ethanol, chemicals and crude oil markets driven by the improving economy. There is no assurance this will be a long term dynamic but we expect the strength for export coal will be sustainable for the balance of 2011.

With a slow recovery, however, we remain focused on reducing costs, generating strong cash flow from operations and implementing and accelerating our strategic initiatives.

In the manufacturing segment, since the fall of 2010, we have seen an increase in new barge construction demand. Our backlog for external barge production at September 30, 2011, was $117.1 million, extending into 2012 production.

Operating Results by Business Segment

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

	Successor	Predecessor		% of Consolidated Revenue

	Nine Months Ended September 30,			Nine Months
	2011	2010	Variance	2011	2010
(Dollars in thousands) (Unaudited)
REVENUE
Transportation and Services	$525,567	$455,038	$70,529	85.7%	87.5%
Manufacturing (external and internal)	121,488	86,117	35,371	19.8%	16.6%
Intersegment manufacturing elimination	(33,848)	(21,272)	(12,576)	(5.5)%	(4.1)%

Consolidated Revenue	613,207	519,883	93,324	100.0%	100.0%
OPERATING EXPENSE
Transportation and Services	545,001	424,076	120,925
Manufacturing (external and internal)	121,686	86,676	35,010
Intersegment manufacturing elimination	(33,848)	(21,272)	(12,576)

Consolidated Operating Expense	632,839	489,480	143,359	103.2%	94.2%
OPERATING INCOME
Transportation and Services	(19,434)	30,962	(50,396)
Manufacturing (external and internal)	(198)	(559)	361
Intersegment manufacturing elimination	—	—	—

Consolidated Operating (Loss) Income	(19,632)	30,403	(50,035)	(3.2)%	5.8%
Interest Expense	42,503	29,434	(13,069)
Other Expense (Income)	(533)	(342)	(191)

(Loss) Income Before Income Taxes	(61,602)	1,311	(62,913)
Income Taxes (Benefit)	(24,055)	1,089	(25,144)
Discontinued Operations	9	(2)	11

Net (Loss) Income	(37,538)	220	(37,758)

Domestic Barges Operated (average of period beginning and end)	2,407	2,460	(53)
Revenue per Barge Operated (actual)	$216,366	$182,523	$33,843

Revenue. Consolidated revenue increased by $93.3 million to $613.2 million, an 18.0% increase compared with $519.9 million for the nine months ended September 30, 2010.

Transportation revenues increased by $71.8 million or 16.0% on 15.6% higher pricing on approximately a 3.8% increase in ton-mile volumes, while manufacturing revenue increased $22.8 million or 35.2% primarily due to production of a greater number of external barges during the nine months ended September 30, 2011, compared to the same period of the prior year. These increases were partially offset by professional services revenue which decreased by $1.3 million.

Compared to the nine months ended September 30, 2010, revenues per average barge operated increased 18.5% in the nine months ended September 30, 2011. Approximately three quarters of the increase was due to higher affreightment revenue, with the remainder attributable to higher non-affreightment revenue. Our overall fuel-neutral rate increased 7.6% over the nine months ended September 30, 2010, with an 8.3% increase in dry cargo and a 3.7% increase in the liquid rate. The strong improvement in affreightment rates was primarily due to favorable mix shift into export coal, steel, petroleum and bulk cargoes. Total volume measured in ton-miles increased in the nine months ended September 30, 2011, to 25.5 billion from 24.6 billion in the same period of the prior year. On average, 2.2% or 53 fewer barges operated during the nine months ended September 30, 2011, compared to the same period of 2010.

For the nine months ended September 30, 2011, the manufacturing segment completed 27 deck barges and 135 dry hopper barges for external customers as well as 55 dry covered hoppers and two oversize liquid tank barges for the transportation segment compared to 69 dry hoppers, 15 deck barges, seven oversize liquid tank barges and two ocean-going tankers for external customers as well as 50 dry covered hoppers for the transportation segment in the prior year.

Operating Expense. Consolidated operating expense increased by $143.4 million or 29.3% to $632.8 million in the nine months ended September 30, 2011, compared to the same period of 2010.

Transportation segment expenses, which include gains from asset management actions, were $122.0 million higher in the nine months ended September 30, 2011, than in the comparable period of 2010. The increase was driven by $42.1 million related to the push down of the purchase price accounting resulting from the Acquisition, $10.4 million related to the margin impact of the second quarter flooding and an additional $18.3 million related to severance, restructuring and reorganization related consulting expenses. Additional factors in the operating expense increase included $35.9 million higher fuel costs, $12.3 million lower asset management gains and an increase of $16.2 million in materials, supplies and other. These cost increases were partially offset by a 7.3% decrease in operating labor-related costs and $5.2 million lower other selling, general and administrative expenses, primarily wage-related. The higher materials, supply and other costs were primarily related to higher boat charter expenses, higher repairs expenses, higher outside towing, shifting and barge preparation.

Net fuel costs increased in the nine months ended September 30, 2011, by 460 basis points to 24.4% of segment revenues or $126.9 million. Fuel consumption was up approximately 5.8% for the nine month period compared to the same period of the prior year compared to a 3.8% increase in ton-mile volume. This unfavorable comparison was driven by lower boat efficiency in the second quarter due to high water conditions. The average net-of-hedge-impact price per gallon increased 35.2% to $2.92 per gallon in the nine months ended September 30, 2011.

Manufacturing operating expenses increased by $22.9 million due primarily to 78 more external dry barges and seven fewer external liquid barges produced in 2011, higher claims related expenses, the $0.8 million impact of purchase accounting push-down of Acquisition date steel values and $3.3 million higher depreciation and amortization as a result of application of higher fair valuation purchase price accounting.

For the nine months ended September 30, 2011, total lost production days were 46.0 days, seven and one half more days than in the same period of the prior year, negatively impacting efficiency.

Operating Loss. Consolidated operating income decreased by $50.0 million to an operating loss of $19.6 million in the nine months ended September 30, 2011, compared to the same period of 2010. Operating income in the transportation segment decreased by $50.2 million, with minimal changes in the operating income from other segments.

The transportation segment’s operating loss resulted primarily from the excess of the increases in operating expenses, discussed above, over the $71.8 million revenue increase for the period.

Interest Expense. Total interest expense for the nine months ended September 30, 2011, was $42.5 million or $13.1 million higher than in the same period of 2010. The increase in interest expense was primarily attributable to $19.9 million in interest expense associated with the PIK Toggle notes partially offset by approximately $4.3 million for the nine months ended September 30, 2011, in amortization of the $35.0 million Acquisition date premium on CBLC’s $200 million 2017 Notes compared to the $0.9 million for the nine months ended September 30, 2010 in amortization of the original issue discount on those notes.

Income Tax Expense. The effective tax rates in the respective nine months ended September 30, 2011 and 2010, were distorted by the discrete tax item for a change in IRS Administrative Procedures related to an IRS Revenue Procedure regarding transaction success fees which increased the benefit in the third quarter of 2011 by $1.9 million and a discrete tax item which increased the provision in the third quarter of the prior year by $0.5 million related to the reduction of the state tax benefit for the 2009 operating loss. Remaining benefit/provision represents the application of statutory rates to taxable income impacted by consistent levels of permanent book tax differences on differing expected full year income in 2011 compared to 2010.

Net Income (Loss). The net income was lower in the nine months ended September 30, 2011 due to the reasons noted above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Combined Year Ended December 31,	Predecessor Year Ended December 31,		% of Consolidated Revenue
				Year Ended
	2010	2009	Variance	2010	2009
	(dollars in thousands)
	(Unaudited)
REVENUE
Transportation and Services	$640,532	$630,481	$10,051	87.7%	74.5%
Manufacturing (external and internal)	122,627	239,885	(117,258)	16.8%	28.4%
Intersegment manufacturing elimination	(32,587)	(24,339)	(8248)	(4.5)%	(2.9)%

Consolidated Revenue	730,572	846,027	(115,455)	100.0%	100.0%
OPERATING EXPENSE(1)
Transportation and Services	590,418	597,727	(7,309)
Manufacturing (external and internal)	122,661	218,483	(95,822)
Intersegment manufacturing elimination	(32,587)	(24,339)	(8,248)

Consolidated Operating Expense	680,492	791,871	(111,379)	93.1%	93.6%
OPERATING INCOME
Transportation and Services	50,114	32,754	17,360
Manufacturing (external and internal)	(34)	21,402	(21,436)
Intersegment manufacturing elimination	—	—

Consolidated Operating Income	50,080	54,156	(4,076)	6.9%	6.4%
Interest Expense	38,728	40,932	(2,204)
Debt Retirement Expenses	8,701	17,659	(8,958)
Other Expense (Income)	(332)	(1,259)	927

Income (Loss) Before Income Taxes	2,983	(3,176)	6,159
Income Taxes (Benefit)	6,168	(1,148)	7,316
Discontinued Operations	300	10,030	10,330

Net Loss	$(2,885)	$(12,058)	$9,173

Domestic Barges Operated (average of period beginning and end)	2,461	2,578	(117)
Revenue per Barge Operated (actual)	$257,077	$240,830	$16,247

(1)	For the combined year ended December 31, 2010, operating income includes approximately $1.1 million in additional expenses resulting from new basis accounting in the ten-day period ended December 31, 2010. This impact by line item is as follows:

Fuel	$0.3
Depreciation and amortization	1.7
Interest expense	(0.2)
Income tax benefit	0.7

Total	$1.1

Revenue. Consolidated revenue decreased by $115.5 million or 13.6% to $730.6 million for Fiscal 2010.

The consolidated revenue decrease was primarily due to lower segment revenues for the manufacturing segment which declined in Fiscal 2010 by 58.2% or $125.5 million from the prior year. The decline in manufacturing segment revenues resulted from a total of 37 fewer barges built for external customers in Fiscal 2010 and a change in mix of those barges as 38 fewer higher revenue liquid tank barges were produced in Fiscal 2010.

Transportation segment revenues of $632.7 million increased by $11.8 million, or 1.9%, in Fiscal 2010 compared to Fiscal 2009. The revenue increase was driven by an improved revenue mix with a 1.1% increase in bulk/non-bulk ton-mile volume and a 15.3% increase in liquid ton-mile volume. The bulk/non-bulk category includes a higher proportion of steel and metals than in the prior year. This mix shift, combined with the liquids increase, 9.3% higher grain pricing (although on 11.7% lower grain ton-miles) and 21.5% less low margin coal ton-miles, drove the small increase in segment revenue. Our overall fuel-neutral rate increased 11.9% in Fiscal 2010, with a 12.1% increase in dry cargo being partially offset by a 3.5% decrease in the liquid rate. The strong improvement in the dry cargo rate was primarily due to mix shift, with volume increases in our higher rate metals market and lower volumes in our lower rate salt and legacy coal market. Total volume measured in ton-miles declined in Fiscal 2010 to 33.8 billion from 37.1 billion in the prior year, a decrease of 8.8%. On average, 4.5% or 117 fewer barges operated during Fiscal 2010 compared to Fiscal 2009.

Revenues per average barge operated increased 6.7% in Fiscal 2010 compared to Fiscal 2009. Almost the full increase was due to the higher affreightment revenues on the improved revenue mix, as non-affreightment revenues per barge were essentially flat.

The services segment’s revenues decreased due to the absence of the royalties from the use of EBDG designs when included in Fiscal 2009 results. These were under a single contract for development of two ferries. No additional royalty agreements are currently in place.

Operating Expense. Consolidated operating expense decreased by $111.4 million or 14.1% to $680.5 million.

Transportation segment operating expenses decreased by $6.4 million, primarily due to an $11.8 million decline in SG&A, despite the inclusion of $14.3 million of Acquisition costs, and a small decline in other operating expenses. These were partially offset by $11.3 million lower gains on disposition of equipment in Fiscal 2010 when compared to Fiscal 2009.

The $11.8 million decline in the Transportation segment’s SG&A was driven by lower personal injury claims, lower salaries and fringe benefits, lower fixed asset impairment charges and lower uncollectible accounts.

Manufacturing segment operating expenses decreased $104.1 million due to a fewer number of barges produced.

Operating Income. Consolidated operating income declined $4.1 million to $50.1 million.

Operating income as a percent of consolidated revenues improved to 6.9% in Fiscal 2010, compared to 6.4% in Fiscal 2009. The increase was primarily a result of revenues increasing and expenses declining, led by SG&A, improving the transportation operating ratio by 2.8 points to 92.1%. However, the combination of manufacturing segment operating income which declined to breakeven from more than $21 million in Fiscal 2009 and almost $1 million of decline in EBDG operating income driven by the absence of royalty income in Fiscal 2010, more than offset the $18.2 million increase in operating income from the transportation segment, leading to the consolidated decline.

The $18.2 million increase in transportation segment operating income to $49.8 million resulted primarily from the lower SG&A, $10.9 million lower boat charters, $3.7 million lower claims costs, lower boat and barge repairs and lower depreciation and amortization expenses. These were partially offset by $5.8 million of lower gains from asset management actions and $8.6 million higher incentive compensation expenses. The change in operating income was also impacted by a $10.9 million decline in non-grain price/volume/mix margin as overall ton-mile volumes declined 8.8%. The more normal grain harvest led to $4.6 million higher grain price/mix/volume change between Fiscal 2010 and Fiscal 2009, partially offsetting the decline in non-grain attributes.

Interest Expense. Interest expense was $38.7 million, a decrease of $2.2 million from Fiscal 2009. The decrease was due to the average outstanding debt balance decline of $34.2 million from the prior year.

Debt Retirement Expense. Debt retirement expense was $8.7 million in Fiscal 2010 related to the replacement of the former revolving credit facility at the date of the Acquisition. Debt retirement expense was $17.7 million in Fiscal 2009, primarily due to the refinancing of our debt in July 2009 and the write-off of the deferred financing costs related to the February 2009 credit agreement amendment

Income Tax Expense. The effective tax rate in Fiscal 2010 resulted from the relationship of permanent differences related to Acquisition costs and to the overall significance of permanent differences in relation to the level of book taxable loss in the period.

Discontinued Operations, Net of Taxes. The change in discontinued operations, net of tax is driven by the loss in the prior year. The loss from discontinued operations in Fiscal 2009 arose primarily from an impairment charge of $4.4 million related to Summit intangibles recognized in the third quarter and a $7.5 million loss on the sale of Summit in November 2009 net of the tax benefit of those charges.

Net Loss. Net loss was $9.2 million lower in the current year for the reasons noted above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

	Predecessor Year Ended December 31,			% of Consolidated Revenue
				Year Ended
	2009	2008	Variance	2009	2008
	(dollars in thousands)
REVENUE
Transportation and Services	$630,481	$905,126	$(274,645)	74.5%	78.0%
Manufacturing (external and internal)	239,885	284,274	(44,389)	28.4%	24.5%
Intersegment manufacturing elimination	(24,339)	(29,480)	5,141	(2.9)%	(2.5)%

Consolidated Revenue	846,027	1,159,920	(313,893)	100.0%	100.0%
OPERATING EXPENSE
Transportation and Services	597,727	813,258	(215,531)
Manufacturing (external and internal)	218,483	267,748	(49,265)
Intersegment manufacturing elimination	(24,339)	(22,641)	(1,698)

Consolidated Operating Expense	791,871	1,058,365	(266,494)	93.6%	91.2%

	Predecessor Year Ended December 31,			% of Consolidated Revenue
				Year Ended
	2009	2008	Variance	2009	2008
	(dollars in thousands)
OPERATING INCOME
Transportation and Services	32,754	91,868	(59,114)
Manufacturing (external and internal)	21,402	16,526	4,876
Intersegment manufacturing elimination	—	(6,839)	6,839

Consolidated Operating Income	54,156	101,555	(47,399)	6.4%	8.8%
Interest Expense	40,932	26,829	14,103
Debt Retirement Expenses	17,659	2,379	15,280
Other Expense (income)	(1,259)	(2,279)	1,020

(Loss) Income Before Income Taxes	(3,176)	74,626	(77,802)
Income Tax (Benefit)	(1,148)	27,243	(28,391)
Discontinued Operations	(10,030)	628	(10,658)

Net (Loss) Income	$(12,058)	$48,011	$(60,069)

Domestic Barges Operated (average of period beginning and end)	2,578	2,737	(159)
Revenue per Barge Operated (actual)	$240,830	$327,830	$(87,000)

Revenue. Consolidated revenue decreased by $313.9 million from Fiscal 2008, or 27.1%, to $846.0 million in Fiscal 2009.

The consolidated revenue decrease was due to lower segment revenues for transportation and manufacturing segments, which declined in Fiscal 2009 by 30.8% and 15.4%, respectively. Professional services revenues rose by $1.8 million partially offsetting the overall decline.

Transportation segment revenues of $620.9 million decreased by approximately $276.4 million, or 30.8%, in Fiscal 2009 as compared to Fiscal 2008. The revenue decrease was driven by 33.1% lower gross non-grain ton-mile pricing on affreightment contracts, 17.2% lower non-grain affreightment ton-mile volume, a 24.9% decline in towing ton-miles and $56.4 million in lower grain pricing that more than offset a 34% increase in grain ton-mile volume. Approximately three quarters of the overall affreightment rate decrease was attributable to lower fuel-neutral pricing on the current year mix of commodities when compared to the prior year. This is a result of the negative revenue mix shift driven by significant volume increases in our lower rate grain and legacy coal business and significant volume declines in our higher rate metals and liquids businesses. The remainder of the decline was attributable to fuel de-escalations under our contracts. On average, as compared to Fiscal 2008, the fuel-neutral rate on dry freight business decreased 21.9% and the liquid freight business decreased 2.0%. Total volume measured in ton-miles declined in Fiscal 2009 to 37.1 billion from 39.5 billion in the prior year, a decrease of 6.0%. On average, 5.8%, or 159 fewer barges, operated during Fiscal 2009 as compared to Fiscal 2008.

Revenues per average barge operated decreased 26.5% in Fiscal 2009 as compared to Fiscal 2008. Approximately 78% of the decrease was due to lower affreightment revenue and the remainder was due to lower non-affreightment revenue. Approximately 76% of the lower affreightment revenue per barge resulted from the negative revenue impact of rate/mix/volume shift with the remainder attributable to fuel price de-escalation. On a fuel neutral basis overall ton-mile rates decreased by 22.2% in Fiscal 2009 as compared to Fiscal 2008. The average price per gallon of fuel consumed decreased by 38.6% to $1.95 per gallon in Fiscal 2009 as compared to $3.17 per gallon for Fiscal 2008.

The services segment’s revenues increased due to additional royalties from the use of EBDG designs (which was subsequently sold on December 5, 2011) when as compared to Fiscal 2008. These were under a single contract for development of three ferries. No additional royalty agreements are currently in place.

Manufacturing revenues were $215.5 million in Fiscal 2009 as compared to $254.8 million in Fiscal 2008. This decrease was driven by sales of 81 fewer barges and lower steel pricing. During Fiscal 2009, our manufacturing segment sold 130 dry cargo barges, 43 tank barges and four special vessels compared to 191 dry cargo barges, 53 tank barges, 10 hybrid barges and four special vessels during Fiscal 2008.

Operating Expense. Consolidated operating expense decreased by $266.5 million from 2008, or 25.2%, to $791.9 million in 2009.

Transportation segment operating expenses decreased by $215.8 million, primarily due to $104.7 million lower fuel expenses and $79.2 million lower non-labor variable costs.

Transportation segment SG&A declined by $8.8 million as compared to Fiscal 2008. Gains on sales of surplus assets, net of impairment charges for additional boats identified for sale, increased $19.3 million from prior year levels. The lower fuel cost was due both to 8.7 million fewer gallons consumed and the lower average price per gallon. The non-labor variable cost reductions were primarily in outside charter, towing, fleeting and shifting as well as lower boat and barge repair expenses, lower cost of barges scrapped in the current year and lower training costs. The SG&A savings were driven primarily by approximately $4.2 million in lower salaries due to the impact of previous reductions in force, lower incentive award expenses, lower marketing and lower outside services costs. The excess of the costs of the Fiscal 2009 reductions in force and Houston office closure compared to similar costs in the prior year were essentially offset by the $1.5 million write-off of bank fees not related to a successful refinancing in 2008.

Manufacturing segment operating expenses decreased $51.0 million in Fiscal 2009 due to a fewer number of barges produced and lower steel costs, partially offset by the $2.3 million cost related to a customer contract dispute. The decline was also partially driven by the $5.5 million loss in Fiscal 2008 on a special vessel that was in process at that year end.

Operating Income. Consolidated operating income declined by $47.4 million from Fiscal 2008 to $54.2 million in Fiscal 2009.

Operating income as a percent of consolidated revenues declined to 6.4% in Fiscal 2009, as compared to 8.8% in Fiscal 2008. The decline was primarily a result of revenues decreasing more rapidly than expenses, thereby leading to the deterioration in the operating ratio in the transportation segment to 94.9% in Fiscal 2009 from 89.7% in Fiscal 2008, which more than offset an increase of $11.7 million in manufacturing segment operating income during Fiscal 2009. The $21.4 million in Fiscal 2009 operating income from the manufacturing segment resulted from an increase in operating margin to 9.9% in Fiscal 2009 as compared to 3.8% in Fiscal 2008. The increased margin was due to a more favorable mix of non-legacy market priced barges produced, gains in labor productivity per ton of steel on the majority of barges produced, the prior year loss on one special vessel and current year safe operations.

The $60.6 million decline in transportation segment operating income to $31.6 million in Fiscal 2009 resulted primarily from an $84.9 million decline in non-grain price/volume/mix margin as higher margin metals and liquids commodity volumes continued to be weak throughout the year. The 34% increase in grain volume did not offset the $56.4 million decline in grain pricing, lowering grain-related margins by approximately $14.8 million in 2009. The incremental cost of relocating empty barges during Fiscal 2009 was estimated to be $18.3 million. These negative impacts were partially offset by $37.3 million in improved boat productivity, $8.5 million decrease in SG&A, $7.5 million in gains from asset management transactions and $4.1 million in other cost reductions. The improved boat productivity is attributable to cost and crewing productivity, more favorable weather related operating conditions, lower repair and uninsured claims expenses, and other operations-related cost savings. The lower SG&A is attributable to the lower salaried wage base in Fiscal 2009 as a result of reduction in force actions, decreases in bonus accruals, decreased bank fees and less advertising spending offset by the cost of the Houston office closure and bad debt attributable to the bankruptcy of a customer.

Interest Expense. Interest expense was $40.9 million in Fiscal 2009, an increase of $14.1 million from Fiscal 2008. The increase was due entirely to higher interest rates as the average outstanding debt balance declined $42.6 million from that of the prior year.

Debt Retirement Expense. Debt retirement expense was $17.7 million in Fiscal 2009, due to expenses related to the refinancing of our company’s debt in July 2009, including the issuance of the 2017 Notes, and the extension of the then-existing credit facility in February 2009. Debt retirement expense was $2.4 million in Fiscal 2008 due to the amendment of the then-existing credit agreement during the year.

Income Tax Expense. The effective rate for income tax was equal to the federal and state statutory rates after considering the deductibility of state income taxes for federal income tax purposes and the relatively constant amounts of permanent differences in relation to the level of book taxable income or loss in the respective periods.

Discontinued Operations, Net of Taxes. The loss from discontinued operations in Fiscal 2009 arose primarily from an impairment charge of $4.4 million related to Summit intangibles recognized in the third quarter of

2009 and a $7.5 million loss on the sale of Summit in November 2009 net of the tax benefit of those charges. Net income from discontinued operations in Fiscal 2008 resulted from favorable resolution of contingencies related to the 2006 sale of the Venezuela operations during the year and from the net of tax operating results of Summit in Fiscal 2008.

Net (Loss) Income. Net income decreased $60.1 million from the prior year to a net loss of $12.1 million due to the reasons noted above.

Liquidity and Capital Resources

Prior to the Acquisition

Prior to the Acquisition, our primary sources of liquidity and capital resources, both on a short-term and long-term basis, were cash and cash equivalents, cash flows provided by operations and availability under the Old Credit Facility. Our primary uses of liquidity included funding working capital requirements, debt service requirements, capital expenditures and funding of pension obligations.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Based on past performance and current expectations we believe that cash generated from operations and the liquidity available under our capital structure, described below, will satisfy the working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2011.

Our funding requirements include capital expenditures (including new barge purchases), vessel and barge fleet maintenance, interest payments and other working capital requirements (such as for purchases of fuel for our boat fleet and steel for our manufacturing operations). Our primary source of liquidity at September 30, 2011, was borrowings under our revolving credit facility. Other potential sources of liquidity include cash generated by operations, proceeds from sale leaseback transactions for fleet assets and barge scrapping and the sale of non-core assets, surplus boats and assets not needed for future operations. We currently expect that our gross 2011 capital expenditures may be up to $85 million.

Our cash operating costs consist primarily of purchased services, materials and repairs, fuel, labor and fringe benefits and taxes (collectively presented as Cost of Sales on the consolidated statements of operations) and selling, general and administrative costs.

Concurrently with the Acquisition, on December 21, 2010, CBLC, ACL LLC, ACLTS and Jeffboat (the “Borrowers”), and ACL and certain subsidiaries as guarantors, entered into the credit agreement, consisting of a senior secured asset-based revolving credit facility in an aggregate principal amount of $475.0 million with a final maturity date of December 21, 2015 (the “Existing Credit Facility”). The proceeds of the Existing Credit Facility are available for use for working capital and general corporate purposes, including certain amounts payable by ACL in connection with the Acquisition. Availability under the Existing Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of the Borrower’s vessels, inventory and receivables and subject to certain blocks and reserves, all as further set forth in the credit agreement. We are currently prohibited from incurring more than $390.0 million of indebtedness under the Existing Credit Facility regardless of the size of the borrowing base until (a) all of the obligations (other than unasserted contingent obligations) under the indenture governing the 2017 Notes are repaid, defeased, discharged or otherwise satisfied or (b) the indenture governing the 2017 Notes is replaced or amended or otherwise modified in a manner such that such additional borrowings would be permitted. At the Borrower’s option, the Existing Credit Facility may be increased by $75.0 million, subject to certain requirements set forth in the credit agreement. The Existing Credit Facility is secured by, among other things, a lien on substantially all of their tangible and intangible personal property (including but not limited to vessels, accounts receivable, inventory, equipment, general intangibles, investment property, deposit and securities accounts, certain owned real property and intellectual property), a pledge of the capital stock of each of ACL’s wholly-owned restricted domestic subsidiaries, subject to certain exceptions and thresholds.

For any period that availability is less than a certain defined level set forth in the credit agreement (currently $48.8 million until the $390 million borrowing cap is further expanded) and until no longer less than such level for a 30-day period, the credit agreement imposes several financial covenants on the Borrowers, including (a) a minimum fixed charge coverage ratio (as defined in the credit agreement) of at least 1.1 to 1; and (b) a maximum first lien leverage ratio of 4.25 to 1.0. In addition, the Borrowers have agreed to maintain all cash (subject to certain exceptions) in deposit or security accounts with financial institutions that have agreed to control agreements whereby the lead bank, as agent for the lenders, has been granted control under specific circumstances. The credit agreement requires that the Borrowers comply with covenants relating to customary matters (in addition to those financial covenants described above), including with respect to incurring indebtedness and liens, using the proceeds received under the Credit Facility, effecting transactions with affiliates, making investments and acquisitions, effecting mergers and asset sales, prepaying indebtedness and paying dividends.

Our Indebtedness

At September 30, 2011, we had total indebtedness of $696.3 million, including the $30.6 million premium recorded at the Acquisition date to recognize the fair value of the 2017 Notes, net of amortization through September 30, 2011 and the original issue discount on the PIK Toggle notes of $3.8 million. Our availability is further discussed in Liquidity above.

On July 7, 2009, CBLC issued $200 million aggregate principal amount of 12.5% senior secured second lien notes due July 15, 2017 (the “2017 Notes”). The issue price was 95.181% of the principal amount of the 2017 Notes. The original issue discount on these notes was revised in purchase price accounting for the Acquisition to reflect a premium of $35,000, reflecting the fair market value of the 2017 Notes on the Acquisition date. The 2017 Notes are guaranteed by ACL and by certain of CBLC’s existing and future domestic subsidiaries.

Our debt level under the Existing Credit Facility and the 2017 Notes outstanding totaled $435.9 million at September 30, 2011, including the unamortized purchase accounting debt premium of $30.6 million that arose on our Parent’s Acquisition in December 2010. We were in compliance with all debt covenants on September 30, 2011. At the September 30, 2011, debt level we had $182.7 million in remaining availability under our Existing Credit Facility. The Existing Credit Facility has no maintenance financial covenants unless borrowing availability is generally less than $48.8 million. At September 30, 2011 our availability given our debt and outstanding letter of credit levels was $134.0 million above this threshold. Additionally, we are allowed to sell certain assets and consummate sale leaseback transactions on other assets to enhance our liquidity position.

With the four-year term on the Existing Credit Facility and remaining five and one-half year term on the 2017 Notes, we believe that we have an appropriate longer term, lower cost, and flexible capital structure that will provide adequate liquidity and allow us to focus on executing our tactical and strategic plans through the various economic cycles.

Net Cash, Capital Expenditures and Cash Flow.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Our net cash flow used in operations was $6.8 million for the nine months ended September 30, 2011. In the nine months ended September 30, 2010, net cash provided by operations was $42.4 million. The change in cash used in operations is primarily attributable to $56.2 million in lower net income adjusted for non-cash charges and a higher use of cash for working capital in the first nine months of 2011 of $7.0 million.

Cash used in investing activities increased $18.6 million in the first nine months of 2011 to $45.3 million. The overall increase in cash used in investing activities was due to $5.3 million higher property additions offset by $3.4 million in proceeds from property dispositions in 2011 compared to approximately $7.3 million in proceeds from property dispositions in 2010 related to the sale of a boat. Cash used in investing activities in 2010 was also reduced by the receipt of the proceeds of a government capital investment stimulus grant of $2.3 million. Other investing activities, consisting primarily of new software investment, were higher in 2011 by $7.0 million. The capital expenditures in both the 2011 and 2010 quarters were primarily for new barge construction, capital repairs and investments in our facilities.

Net cash provided by financing activities in the nine months ended September 30, 2011, was $50.8 million, compared to net cash used by financing activities of $6.5 million in the nine months ended September 30, 2010. Cash provided by financing activities in 2011 primarily related to borrowings on the revolving credit facility and a net increase in the level of bank overdrafts on our zero balance accounts, representing checks disbursed but not yet presented for payment. Dividends paid of $240.8 million are equal to the amounts paid for share-based compensation holdings to Company executives and former executives. These dividends were in turn used by Finn to repay the intercompany receivable created by the share-based compensation payments. The higher level of cash provided from financing activities, primarily from borrowing on the revolving credit facility funded the lower other operating cash flow and the cash used in investing activities.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

For Fiscal 2010, our cash flow from operations was $71.2 million, a decrease of $57.7 million over Fiscal 2009. In Fiscal 2010, $48.7 million of cash was used in investing activities other than the investment in ACL shares, as our $57.8 million capital expenditures and other investing activities of $0.8 million were partially offset by proceeds from the property dispositions of $7.3 million and grant proceeds of $2.6 million. The capital expenditures were primarily for new barge construction, capital repairs and investments in our facilities. At December 31, 2010, we had total indebtedness of $385.2 million, including the $34.8 million premium recorded at the Acquisition date to recognize the fair value of the 2017 Notes, net of amortization for the ten-day period ended December 31, 2010. At this level of debt we had $239.7 million in remaining availability under our bank credit facility. The Existing Credit Facility has no maintenance financial covenants unless borrowing availability is generally less than $48.8 million. At December 31, 2010, debt levels we were $190.9 million above this threshold.

Net cash used in financing activities other than financing activities in connection with the Acquisition in Fiscal 2010 was $20.0 million, compared to $122.3 in Fiscal 2009. Cash used in financing activities in Fiscal 2010 primarily related to payments on the Existing Credit Facility in excess of borrowings, the payment of debt costs related to our Credit Agreement, net of a change in the level of bank overdrafts on our zero balance accounts, representing checks disbursed but not yet presented for payment.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For Fiscal 2009, our cash flow from operations was $128.9 million, an increase of $8.4 million over Fiscal 2008. During Fiscal 2009, $6.5 million of cash was used in investing activities, as our $33.2 million capital expenditures and other investing activities of $4.4 million were largely offset by proceeds from the sale of vessels and our investment in Summit. The capital expenditures included $5 million to complete some liquid barges that were started in Fiscal 2008 and $4 million to start construction of some internal dry barges for delivery in Fiscal 2010. Our Fiscal 2009 total cash flow after investing activities but before financing activities was $122.3 million, including $28.4 million in asset sale proceeds. We also generated $10 million in steel inventory savings in 2009, exclusive of lower steel prices, by improving our steel inventory and supply chain processes in our shipyard through improved inventory forecasting, delivery scheduling and reducing safety stocks.

Net cash used in financing activities in Fiscal 2009 was $122.3 million, compared to $20.1 million in Fiscal 2008. Cash used in financing activities in Fiscal 2009 resulted primarily from the $40.5 million payment of fees for the February 2009 amendment of the then-existing credit facility, the subsequent issuance of the 2017 Notes and entrance into the Old Credit Facility. Cash used in financing activities was also a result of a net reduction of $64 million in outstanding borrowing, a $6.5 million decrease in bank overdrafts on operating accounts and a $2.2 million negative tax impact of share-based compensation. The negative tax impact occurred as restricted shares vested at prices lower than their value on date of grant. In Fiscal 2008, repayments of our then-existing credit facility used approximately $20.5 million, bank overdrafts increased by $1.8 million and debt costs of $4.9 million were paid. The impact of the tax benefit of share-based compensation was approximately $3.5 million.

Following the Acquisition

Since the date of the Acquisition, our primary sources of liquidity have been and we believe will continue to be, cash flow from operations, as well as funds available under our Existing Credit Facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources of funds.

In connection with the Acquisition, we entered into our Existing Credit Facility, a $475 million senior secured asset-based revolving credit facility. See “Description of Other Indebtedness—Existing Credit Facility.”

The indenture governing the notes, the indenture governing the 2017 Notes and the Credit Agreement governing the Existing Credit Facility contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

As of September 30, 2011, our total indebtedness was $696.3 million. Our liquidity requirements will be significant, primarily due to debt service requirements.

Our ability to make payments on and to refinance our indebtedness, including the notes, will depend on our ability to generate cash in the future. Our management believes that our cash on hand, together with cash from operations and, if required, borrowings under the Existing Credit Facility, will be sufficient for our cash requirements for the next twelve months.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

A summary of our known contractual commitments under debt and lease agreements as of December 31, 2010 is as follows. The table below does not reflect the subsequent issuance of the $250.0 million aggregate principal amount of initial notes issued on February 15, 2011.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 to 2 Years	3 to 5 Years	More Than 5 Years
	(dollars in millions)
Long-term debt obligations(1)
2017 Notes	$375.0	$25.0	$25.0	$75.0	$250.0
Existing Credit Facility	165.0	4.9	4.9	155.2	—
Operating lease obligations(2)	131.4	23.4	18.0	37.1	52.9

Total contractual cash obligations	$671.4	$53.3	$47.9	$267.3	$302.9

Estimated interest on contractual debt obligations(3)	$222.8	$31.5	$31.5	$84.8	$75.0

(1)	Represents the principal and interest amounts due on outstanding debt obligations, current and long term as of December 31, 2010.
(2)	Represents the minimum lease rental payments under non-cancelable leases, primarily for vessels and land.
(3)	Interest expense calculation begins on January 1, 2011 and ends on the respective maturity dates.

The interest rate and term assumptions used in these calculations are contained in the following table.

	Principal at December 31, 2010	Period		Interest Rate
Obligation		From	To
	(dollars in thousands)
2017 Notes	$200.0	1/1/2010	7/15/2017	12.50%
Existing Credit Facility	$150.3	1/1/2010	7/7/2013	3.26%

For additional disclosures regarding these obligations and commitments, see Note 2 to the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as fuel prices and interest rates, and changes in the market value of financial instruments. We are exposed to various market risks, including those which are inherent in our financial instruments or which arise from transactions entered into in the course of business. A discussion of our primary market risk exposures is presented below. We neither hold nor issue financial instruments for trading purposes.

Fuel Price Risk

For the nine months ended September 30, 2011, fuel expenses for fuel purchased directly and used by our boats represented 24.4% of our transportation revenues. Each one cent per gallon rise in fuel price increases our annual operating expense by approximately $0.6 million. We partially mitigate our direct fuel price risk through contract adjustment clauses in our term contracts. Contract adjustments are deferred either one quarter or one month, depending primarily on the age of the term contract. We have been increasing the frequency of contract adjustments to monthly as contracts renew to further limit our timing exposure. Additionally, fuel costs are only one element of the potential movement in spot market pricing, which generally respond only to long-term changes in fuel pricing. All of our grain movements, which comprised 19.5% of our total transportation segment revenues in the first nine months of 2011, are priced in the spot market. Spot grain contracts are normally priced at, or near, the quoted tariff rates in effect for the river segment of the move at the time they are contracted, which ranges from immediately prior to the transportation services to 90 days or more in advance. We generally manage our risk related to spot rates by contracting for business over a period of time and holding back some capacity to leverage the higher spot rates in periods of high demand. Despite these measures, fuel price risk impacts us for the period of time from the date of the price increase until the date of the contract adjustment (either one month or one quarter), making us most vulnerable in periods of rapidly rising prices. We also believe that fuel is a significant element of the economic model of our vendors on the river, with increases passed through to us in the form of higher costs for external shifting and towing. From time to time we have utilized derivative instruments to manage volatility in addition to our contracted rate adjustment clauses. Since 2008 we have entered into fuel price swaps with commercial banks for a portion of our expected fuel usage. These derivative instruments have been designated and accounted for as cash flow hedges, and to the extent of their effectiveness, changes in fair value of the hedged instrument will be accounted for through Other Comprehensive Income until the fuel hedged is used, at which time the gain or loss on the hedge instruments will be recorded as fuel expense. At September 30, 2011, a net liability of approximately $1.8 million has been recorded in the condensed consolidated balance sheet and the loss on the hedge instrument recorded in Other Comprehensive Income, net of hedge ineffectiveness of $0.04 million which was recorded as an increase in fuel expense. Ultimate gains or losses will not be determinable until the fuel swaps are settled. Realized gains from our hedging program were $8.9 million in the nine months ended September 30, 2011. We believe that the hedge program can decrease the volatility of our results and protects us against fuel costs greater than our swap price. Further information regarding our hedging program is contained in Note 8 to our condensed consolidated financial statements. We may increase the quantity hedged based upon active monitoring of fuel pricing outlooks by the management team.

Interest Rate and Other Risks

At September 30, 2011, we had $205.4 million of floating rate debt outstanding, which represented the outstanding balance of the revolving credit facility. If interest rates on our floating rate debt increase significantly, our cash flows could be reduced, which could have a material adverse effect on our business, financial condition and results of operations. Each 100 basis point increase in interest rates, at our existing debt level, would increase our cash interest expense by approximately $2.1 million annually. This amount would be mitigated, in part, by the tax deductibility of the increased interest payments.

Foreign Currency Exchange Rate Risks

We currently have no direct exposure to foreign currency exchange risk although exchange rates do impact the volume of goods imported and exported that are transported by barge.

BUSINESS

Our Company

Headquartered in Jeffersonville, Indiana, we are one of the largest and most diversified marine transportation and service companies in the United States. We provide barge transportation and related services under the provisions of the Jones Act and also manufacture barges, towboats and other vessels, including ocean-going liquid tank barges. We are the third largest provider of dry cargo barge transportation and the second largest provider of liquid cargo barge transportation on the United States Inland Waterways, consisting of the Mississippi River, the Ohio River and the Illinois River and their tributaries, and the Gulf Intracoastal Waterway (collectively, the “Inland Waterways”). According to Informa, a private forecasting service, as of December 31, 2010, our fleet of dry cargo and liquid tank barges accounted for 11.6% of the total inland dry cargo barge fleet and 10.8% of the total inland liquid cargo barge fleet. Our manufacturing subsidiary, Jeffboat, was the second largest manufacturer of dry cargo and liquid tank barges in the United States in 2010 according to Criton Corporation, publisher of River Transport News. We provide additional value-added services to our customers, including warehousing and third-party logistics, through our BargeLink LLC joint venture. Our operations incorporate advanced fleet management practices and information technology systems which allow us to effectively manage our fleet. During the year ended December 31, 2010 and the nine months ended September 30, 2011, we generated $730.6 million and $613.2 million in consolidated revenue, respectively, $50.1 million and $(19.6) million in consolidated operating income/(loss), respectively, and $2.9 million and $37.5 million in net loss respectively, and $146.1 million and $96.0 million in consolidated Adjusted EBITDAR, respectively. As of September 30, 2011, our inventory was $75.5 million, our net accounts receivable was $86.8 million and the book value of our property, including barges and towboats, net of depreciation, was $938.1 million. The exchange notes offered hereby are not secured by our assets. However, we have significant assets, the most notable of which in the value of our barges, towboats and floating assets that secure our Existing Credit Facility and our 2017 Notes. As of June 15, 2011, our barges, towboats and floating assets were appraised by an independent third party at an aggregate fair market value of approximately $1.2 billion and the net forced liquidation value was approximately $871.6 million. The outstanding balance of the debt secured by these assets as of September 30, 2011 was $435.9 million.

Our Business Segments

We operate primarily in two business segments: (i) transportation and (ii) manufacturing.

Our transportation segment accounted for 84.9% ($520.8 million) of our consolidated revenue, 99.6% ($(19.5) million) of our consolidated operating loss and 92.9% ($89.2 million) of our consolidated Adjusted EBITDAR for the nine months ended September 30, 2011, while our manufacturing segment, Jeffboat, accounted for 14.3% ($87.6 million) of our consolidated revenue, 1.0% ($(0.2) million) of our consolidated operating loss and 6.9% ($6.6 million) of our consolidated Adjusted EBITDAR for the same period. Our other businesses that are not classified within these segments accounted for 0.8% ($4.8 million) of our consolidated revenue, (0.6)% ($(0.1) million operating income) of our consolidated operating loss and 0.2% ($0.2 million) of our consolidated Adjusted EBITDAR in the nine months ended September 30, 2011.

For the year ended December 31, 2010, our transportation segment accounted for 86.6% ($632.7 million) of our consolidated revenue, 99.5% ($49.8 million) of our consolidated operating income and 96.2% ($140.2 million) of our consolidated Adjusted EBITDAR, while our manufacturing segment, Jeffboat, accounted for 12.3% ($90.0 million) of our consolidated revenue, none of our consolidated operating income and 3.4% ($4.9 million) of our consolidated Adjusted EBITDAR for the same period. Our other businesses that are not classified within these segments accounted for 1.1% ($7.9 million) of our consolidated revenue, 0.5% ($0.3 million) of our consolidated operating income and 0.4% ($0.6 million) of our consolidated Adjusted EBITDAR in the year ended December 31, 2010.

Transportation Segment

Our transportation segment provides dry and liquid cargo barge transportation on the Inland Waterways for a variety of industrial and agricultural companies. We transport a range of dry cargo, such as grain, coal, steel, and other commodities including salt, alumina, fertilizers, cement, ferro alloys, ore and gypsum. In 2010 grain transportation represented 29.5% of segment revenues and other dry cargoes, including coal and bulk representing 37.5% of transportation segment revenue. We also transport liquid cargo, such as chemicals, petroleum, ethanol, edible oils and other liquid commodities, which represented 27.6% of transportation segment revenue for 2010. Our barging operations are complemented by marine repair, maintenance and port services (e.g., demurrage, towing charter, scrapping, fleeting, shifting, repairing and cleaning of barges and towboats) located strategically throughout the Inland Waterways, which represented 5.4% of transportation segment revenues for 2010.

Our primary customers include many of the major industrial and agricultural companies in the United States. Our relationships with our top ten customers range from five to 30 years. We enter into a wide variety of contracts with these customers, ranging from single spot movements to term contracts (both one-year renewable contracts and extended multi-year contracts). For the full year 2011, we anticipate that approximately 55% to 60% of our barging revenue will be derived from customer contracts that vary in duration, but generally are one year to four years in length. In 2010, our largest customer accounted for approximately 8.5% of transportation segment revenues and the top ten customers combined represented approximately 41% of transportation segment revenue. Most of our term contracts contain rate adjustment provisions for certain costs that help insulate our margins. While fuel comprises a significant percentage of our expenses in the transportation segment, generally our term contracts contain provisions that allow us to pass through (effectively on approximately a 45-day delay basis) a significant portion of any fuel expense increase to our customers, thereby reducing our fuel price risk. Furthermore, 61.1% of our term contracts have a general inflation provision based on changes in the Consumer Price Index and 44.1% of our term contracts enable us to pass through increases in our pay scale of vessel personnel.

As of September 30, 2011, our transportation fleet of 2,402 barges, including owned and chartered barges, was comprised of 1,707 covered hopper dry cargo barges, 378 open hopper dry cargo barges and 317 tank barges. Covered hoppers are most often used to transport grain and other farm products, metallic ores and non-metallic minerals, while open hoppers are most often used to transport coal, sand, rock and stones. We use tank barges primarily for transportation of chemicals, petroleum and related liquid products. Power for our domestic barge fleet, at September 30, 2010 was provided by 122 towboats operated either by us or by a third party operator primarily on our behalf. Our towboats range from 800 horsepower boats to 10,800 horsepower boats.

Manufacturing Segment

Jeffboat, our manufacturing segment, designs and manufactures barges and other vessels for inland river service for third-party customers and for use by our transportation segment. We believe that Jeffboat operates one of the largest brown water barge manufacturing facilities in the United States, occupying approximately 64 acres of land in Jeffersonville, Indiana and approximately 5,600 feet of frontage on the Ohio River. Jeffboat has the capacity to produce dry hoppers, tank barges in various sizes and types, ocean-going vessels, dry docks and towboats. In addition, we provide complete dry-docking capabilities and machine shop facilities for repair and storage of towboat propellers, rudders and shafts. Our shipyard has four main production lines. We currently operate two of the lines in two shifts and have the capability of expanding the lines and shifts based on operational needs. The production lines are flexible and allow for dry cargo barges to be built on the same lines as liquid tank barges.

Jeffboat primarily produces vessels for third-party operators within the inland barging industry. Our transportation business is also a significant customer of Jeffboat, and accounted for 26.6% of Jeffboat’s 2010 revenue, before inter-company elimination. As of September 30, 2011, our external manufacturing sales backlog was approximately $117.1 million of contracted revenue, with expected deliveries extending into 2012. The contracts in the backlog generally contain steel price adjustments. The actual price of steel at the time of construction may result in contract prices that are greater than or less than those used to calculate the backlog at the end of the second quarter of 2011. Several contracts in the backlog also contain options for the customer to purchase additional barges in the future, which are not included in the reported backlog until exercised.

Industry Overview

Inland Barge Transportation

While freight movements on the domestic waterways represent a substantial portion of U.S. ton-mile volume, ranking third in 2006 at 15.1% behind rail (49.8%) and truck (34.7%), these movements represent a much smaller portion (1%) of the $735 billion domestic freight market when ranked by dollar value. We believe this highly favorable comparison of revenue per ton-mile is one of the best illustrations of the advantages of shipping freight over the waterways as compared to other transportation modes. In addition to being significantly more cost effective, shipping freight via barge is more energy efficient and safer than transporting via rail or truck. These advantages have contributed to the shifting of freight volumes from truck and rail to barge, particularly for high volume, less time sensitive freight, such as dry bulk and liquid commodities. We believe that the current supply/demand relationship for dry cargo freight indicates that market freight rates obtained in the last several years should be sustained and improved over the long term.

Transportation Mode Comparison. We believe that barge transportation on the Inland Waterways is the most cost efficient, environmentally friendly and safest method of moving freight in the U.S. as compared to railroads or trucks. A typical Lower Mississippi River tow of 40 barges has the carrying capacity of approximately 640 railcars or approximately 2,800 tractor-trailers, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for truck transportation. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants. Carbon dioxide emissions for trains are 39% greater than barge emissions and carbon dioxide emissions for trucks are 371% greater than barge emissions when moving equivalent amounts of freight over equivalent distances. Based on “A Modal Comparison of Freight Transportation Effects on the General Public” by the Texas Transportation Institute, Center for Ports and Waterways, barge transportation is also the safest mode of U.S. freight transportation, based on the percentage of injuries per ton-mile transported. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

Competition within the U.S. inland barging industry is diverse and includes integrated transportation companies and small operators, as well as captive fleets, owned by various U.S. power generating, grain, refining and petrochemical companies. Foreign competition within the industry is restricted due to the Jones Act, a federal cabotage law that restricts domestic non-proprietary-cargo marine transportation in the United States to vessels built and registered in the United States, manned by U.S. citizens and 75% owned by U.S. citizens (the “Jones Act”). In addition, our business is subject to extensive government regulation in the form of international treaties, conventions, federal, state and local laws and regulations, including laws relating to the discharge of materials into the environment.

Supply and Demand Dynamics in the Barging Industry. The inland barge freight market is influenced by a variety of factors, including the size of the Inland Waterways barge fleet, local weather patterns, domestic and international consumption of agricultural and industrial products, crop production, trade policies, the price of fuel and the price of steel. Freight rates in both the dry and liquid markets are a function of the relationship between the amount of freight demand for these commodities and the number of barges available to load freight.

Demand for dry cargo freight on the Inland Waterways is driven by the production volumes of dry bulk commodities transported by barge, as well as the relative economic attractiveness of barging as a means of freight transportation. Historically, the major sources of demand for dry cargo freight are coal for domestic utility companies, industrial and coke producers and export markets; construction commodities, such as cement, limestone, sand and gravel; coarse grain, such as corn and soybeans, for export markets; products used in the manufacturing of steel, finished and partially-finished steel products, ores, salt, gypsum, fertilizer and forest products. The demand for liquid freight is driven by the demand for bulk chemicals used in domestic production, including styrene, methanol, ethylene glycol, caustic soda and other products. It is also affected by the demand for clean petroleum products and agriculture-related products such as ethanol, vegetable oil, biodiesel and molasses.

According to Informa, the Inland Waterways fleet peaked at 23,092 barges at the end of 1998. From 1999 to 2005, the Inland Waterways fleet size was reduced by 2,407 dry cargo barges and 54 liquid tank barges for a total reduction of 2,461 barges, or 10.7%. From that date through the end of 2010, the industry fleet, net of barges scrapped, increased by 125 dry cargo barges and increased by 171 tank barges, ending 2010 at 17,914 dry and 3,013 liquid barges, for a total fleet size of 20,927, 9.4% below the 1998 level. This decline in the industry fleet size has resulted in a more favorable supply-demand dynamic for Inland Waterways freight transportation.

Barge Manufacturing

Manufacturing Demand. Due to the relatively long life of barges and the manufacturing boom of the late 1970’s and early 1980’s, older barges are reaching the end of their life expectancy and single-hulled liquid barges are retiring ahead of U.S. Coast Guard requirements for liquid tank barges to be double-hulled by 2015. Since its peak in 1998, the overall industry dry fleet has declined 11.3%, with over 18% of the current dry fleet at least 26 years old at December 31, 2010. According to Informa, 4,535 new hoppers are expected to be built by 2015, with almost all going towards replacement of the aging fleet. We also believe that approximately 25% of the industry’s existing dry cargo barge fleet will need to be retired or refurbished due to their age over the next three to seven years.

Manufacturing Supply. We believe, based on data reported by River Transport News (published by Criton), that Jeffboat and one other competitor together comprise the significant majority of barge manufacturing capacity in the U.S. and believe that the new dry barge builds required to replace retiring barges will strain the capacity of barge manufacturing during the next five years. According to industry data provided by Informa, from 2005 through 2009, Jeffboat’s brown water liquid and dry cargo barge production accounted for between 25% and 43% of the overall market.

Competitive Strengths

We believe we have the following competitive strengths:

Leading Market Positions. Based on Informa we are the third largest provider of dry cargo barge transportation and the second largest provider of liquid cargo barge transportation on the Inland Waterway System in the United States. We are also the second largest manufacturer of dry cargo and tank barges in the United States. In 2010, we built approximately 20% of the industry’s dry cargo barges. We believe that these positions provide us with significant competitive advantages in generating revenues and managing costs.

Proven Ability to Manage Cash Flow. We strategically manage our cash flows in order to achieve positive operating cash flow, while concurrently reinvesting in the business. Our Predecessor generated $63.1 million, $128.9 million and $120.5 million in cash from operating activities for the years ended December 31, 2010, 2009 and 2008, respectively. This was sufficient cash flow to re-invest in the fleet and service our indebtedness, even during the recession that began in 2008 and achieved these results by reducing our cost structure and improving our receivables and inventory management processes to reduce working capital. To enhance cash flow for fleet re-investment and to maintain moderate debt levels, we are continuing to optimize our overhead cost structure. We have reduced continuing selling, general and administrative expenses (total less amounts attributable to severance and restructuring charges) by $5.3 million or 19% during the nine months ended September 30, 2011 as compared to the same period in 2010, and we are also improving our transportation operating cost structure. We also have the ability to manage the timing of new barge builds for the transportation segment and build barges at lower costs than our competitors through our in-house manufacturing capabilities at Jeffboat. As a result of these in-house capabilities, we do not have to enter into purchase commitments to procure new barges as we can schedule the building of barges when barge freight market demand and investment returns warrant.

Management Expertise. Our management team has detailed knowledge of each of our businesses and end markets, and their depth of experience will help us continue to improve our competitive position. Our management team has considerable experience in the transportation and diversified industrial sectors, previously holding various leadership positions with such companies as AEP/Memco and Acument. Our senior management team is among the most qualified in the industry with an average of more than 20 years of relevant industry experience.

Strong Customer Base. We have a diverse and stable customer base, including high quality industrial and agricultural companies in the United States. We enter into a variety of contracts with these customers, ranging from single spot movements to renewable one-year contracts and multi-year extended contracts. Our largest customers include Cargill, Inc., Louisiana Generating LLC, Nucor Corporation, North American Salt Company, Shell Chemical Company/Shell Trading Company, Consolidated Grain & Barge Company, Ineos–Nova Chemicals, Inc., Archer Daniels Midland Co., United States Steel Corporation and Alcoa, Inc. Our relationships with our top ten customers range between five and thirty years in length. In 2010, our largest customer accounted for approximately 8.5% of transportation segment revenue and the top 10 customers combined represented approximately 41% of transportation segment revenue.

Favorable Industry Fundamentals. Based on “A Modal Comparison of Freight Transportation Effects on the General Public” by the Texas Transportation Institute, Center for Ports and Waterways, barge transportation is the least expensive mode of moving freight, and also benefits from the highest fuel efficiency, best safety record and lowest emissions, relative to rail and truck. The barge transportation industry has demonstrated in recent years, and is expected to continue to demonstrate in a normal demand environment, favorable supply and demand fundamentals resulting in an attractive rate environment and high fleet utilization. According to Informa, more than 4,535 new hoppers are expected to be built over the next four years, with essentially all going towards replacement of the aging industry fleet.

Favorable Regulatory Environment. ACL and the industry in which it operates benefit from a regulated competitive landscape. Specifically, the Jones Act, a federal cabotage law enacted in 1920, requires all vessels transporting cargo between covered U.S. ports, subject to limited exceptions, to be built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. organized companies that are controlled and at least 75% owned by U.S. citizens. As a result, we and our competitors in the U.S. are largely insulated from foreign competition.

Low-Cost and Flexible Sourcing. Historically, our transportation segment has been one of Jeffboat’s significant customers, providing us the ability to source barges at competitive prices, as well as providing a guaranteed supply of barges in a tight manufacturing environment. It also provides the ability to build new barges for internal use only when demand warrants and financial returns are attractive. Unlike our competitors, we do not have to lock into new build contracts in advance.

Business Strategy

Our objective is to continue providing high quality service and products to our customers, while sustaining profitable growth through the principal strategies outlined below:

Productivity and Cost Control. In our transportation segment, we are focused on rightsizing our fleet and improving barge and boat efficiency to drive profitability. We expect to improve profitability through a disciplined approach that optimizes our barge fleet size and mix and our traffic network. This approach includes the implementation of a scheduled service program to increase fleet utilization and asset efficiency, reduce costs and provide a superior service differentiation to customers through consistent, predictable delivery schedules. We plan to upgrade our aging dry hopper fleet over the next few years with selective capital investment to reduce the average age of our dry fleet, which is expected to drive higher barge utilization and profitability and reduce barge maintenance and downtime costs. Due to our in-house sourcing through Jeffboat, we can time these upgrades to coincide with industry demand and as new hoppers are required. We also plan to continue tightening our footprint on the Inland Waterways in which we operate, to reduce nonrevenue-producing days and increase our overall loaded miles percentage. We believe this increased traffic density, focused on existing high margin routes and customers, and patterned to service the high margin liquid and bulk businesses, will increase barge productivity and further strengthen EBITDAR margins.

We also have numerous other efficiency and productivity initiatives underway including (1) continuing to improve our fuel consumption efficiency through improved boat operating procedures and boat engine efficiency, (2) the consolidation of our fleeting locations to reduce costs and improve traffic flow, (3) further streamlining our overhead structure to eliminate costs, including costs associated with having been a public company, (4) further reduce average staffing levels on boats by eliminating non-essential functions, (5) improving average tow sizes per boat and tons loaded per barge to increase freight hauling capacity at minimal incremental cost, (6) improving our supply chain sourcing processes and (7) insourcing barge and boat maintenance and repair functions at our existing facilities.

In our manufacturing segment, we are focused on establishing an infrastructure that optimizes our production capabilities and efficiencies, to maximize profitability and return on capital.

Focus on Cash Flow Generation and Prudent Capital Investment. As we mentioned above, we intend to continue our aggressive cost control efforts in order to improve margins and cash flow, optimize our operations and position us for sustained profitability in the future. As the demand for our services improves in response to the macro-economic improvement, we intend to utilize our operating cash flow to reinvest in areas that we determine to have attractive rates of return, while maintaining leverage levels. We have made over $475 million in aggregate capital expenditures from 2005 to September 30, 2011, and we will undertake key capital investment projects over a five-year horizon, including upgrades to our dry hopper fleet with selective replacements and utilizing an approximate dry barge replacement ratio of one new barge for every two barge retirements. We also anticipate that we will continue to fund a portion of the investment in new barges through the selective sale of boats no longer necessary due to our improvements in boat utilization, improved tow sizes and reduced overall fleet size.

High Quality Business Portfolio. We continually strive to maintain an optimal freight and manufacturing product mix across our transportation and manufacturing segments, one that is focused on securing profitable, ratable, long-term contractual business operating with an optimized barge fleet. The strategy for the transportation segment is to increase the proportion of our revenues derived from higher margin and more ratable liquids and bulk businesses, enabling us to be more opportunistic in quoting spot business. We intend to continue pursuing a comprehensive sales and marketing program towards freight that has traditionally been moved by barge, as well as freight that is currently moved by rail and truck. We intend to partner with key strategic customers to move products in freight lanes that are attractive to us.

In our manufacturing segment, we intend to capitalize on increasing market demand for replacement dry hoppers over the next few years and selectively build tank barges and ocean going vessels. We are employing the same market-based contractual pricing approach to securing new contracts at Jeffboat as we do in our transportation segment. Our goal is not to focus on the quantity of barges produced, but rather on building barges that optimize our production capabilities and efficiencies, while maximizing EBITDAR. As of September 30, 2011, our external manufacturing sales backlog was approximately $117.1 million of contracted revenue, with expected deliveries extending into 2012. This backlog excludes unexercised customer options.

Safety and Environmental Stewardship. We believe we are an industry leader in environmental, health, safety, and security management. We are committed to continually improving our environmental and safety performance. In 2009, we began the implementation of certain strategic initiatives that we believe will guide our company to the highest levels of performance in our almost 100 years of operating on the Inland Waterways. The first of these initiatives is the drive to zero injuries, accidents and incidents. While we are proud of the fact that we lead the industry in safety based on benchmark safety statistics from the American Waterways Operators and the Bureau of Labor Statistics, we believe that the only acceptable number when it comes to injuries, accidents and incidents is zero. We have taken some significant steps on our drive to zero, including realigning our transportation services, establishing northern and southern regional headquarters. One of the primary goals of this realignment is to move operations leaders to the field, closer to our customers, our employees and the work we do. By doing so, we believe we will increase accountability, improve communication and increasing our ability to provide more daily, hands-on safety training, all of which are designed to help us achieve our goal of zero accidents, injuries and incidents. Our commitment to the environment is also one of our key operating priorities. We are a member of the American Chemistry Counsel’s Responsible Care Program, which requires its members to: (i) adopt the Responsible Care management system for relevant portions of their operations; (ii) obtain an independent certification that their systems have been fully implemented and function according to professional standards; (iii) measure and publicly disclose compliance with these standards and systems and (iv) implement a Responsible Care Security Code. We have also initiated a drive to zero spills, zero violations and zero impact on the environment. Our commitment to environmental stewardship has not gone unnoticed, as we received the Rear Admiral William M. Benkert Marine Environmental Silver Award for Excellence in 2008, which recognizes leadership in the field of marine environmental protection safety.

Customers and Contracts

Transportation Segment

Our primary customers include many of the major industrial and agricultural companies in the United States. Our relationships with our top ten customers have been in existence for several years, some for more than 30 years. We enter into a wide variety of contracts with these customers, ranging from single spot movements to renewable one-year contracts and multi-year extended contracts. The contracts vary in duration. Some contracts provide guarantees for a percentage of the customer’s volume shipped in certain traffic lanes.

In 2010 our ten largest customers accounted for approximately 40.9% of our revenue with no individual customer exceeding 10%. We have many long-standing customer relationships, including Cargill, Inc., North American Salt Company, the David J. Joseph Company, Consolidated Grain & Barge Company, Bunge North America, Inc., United States Steel Corporation, Nucor Steel, Alcoa, Inc., Shell Chemical Company/Shell Trading Company, DuPont, Ineos—Nova Chemicals, Inc. and Archer Daniels Midland Co. We also have a long-standing contractual relationship, extended during the emergence from bankruptcy in 2005, until 2015, with Louisiana Generating LLC, a subsidiary of NRG Energy, Inc. (“LaGen”) and Burlington Northern Santa Fe Railway (“BNSF”). We are continually monitoring the credit worthiness of our portfolio. We did experience the bankruptcy of one of our liquids customers, which had been one of our top ten customers, early in 2009, resulting in cumulative bad debt expenses totaling $1.2 million recorded in late 2008 and early 2009, a portion of which was recovered in 2011. Additionally, the contract with the customer was rejected in bankruptcy. The lost business with this customer impacted both our revenue and margins in 2009.

In 2011, we anticipate that approximately 55% to 60% of our barging revenue will be derived from customer contracts that vary in duration, but generally are one year to four years in length. The average contract maturity is approximately two years. Most of our multi-year contracts are set at a fixed price, with adjustment provisions for fuel, and, in many cases, labor cost and general inflation, which increases stability of the contract margins. Generally, contracts that are less than one year are priced at the time of execution, which we refer to as the spot market. All of our grain freight has been priced in the spot market for the past five years. In 2010 the transportation segment generated approximately 73% of its revenues under term contracts and spot market arrangements with customers to transport cargoes on a per ton basis from an origin point to a destination point along the Inland Waterways on our barges, pushed primarily by our towboats. These contracts are referred to as affreightment contracts.

Our dedicated service contracts typically provide for equipment specially configured to meet the customer’s requirements for scheduling, parcel size and product integrity. The contract may take the form of a “consecutive voyages” affreightment agreement, under which the customer commits to loading the barges on consecutive arrivals. Alternatively, the contract may be a “day rate plus towing” agreement under which the customer essentially charters a barge or set of barges for a fixed daily rate and pays a towing charge for the movement of the tow to its destination. A “unit tow” contract provides the customer with a set of barges and a boat for a fixed daily rate, with the customer paying the cost of fuel. Chemical shippers, until the economic slowdown beginning late in 2008, typically used dedicated service contracts to ensure reliable supplies of specialized feedstocks to their plants. Petroleum distillates and fuel oils have historically also moved under “unit tow” contracts. Many dedicated service customers formerly also sought capacity in the spot market for peaking requirements. Since the beginning of the recession, much of this business has reverted to spot market pricing and the resultant over-supply of liquid barge capacity has driven spot rates down. Outside towing revenue is earned by moving barges for other affreightment carriers at a specific rate per barge move. Transportation services revenue is earned for fleeting, shifting and cleaning services provided to third parties. Under charter/day rate contracts, our boats and barges are leased to third parties who control the use (loading, unloading, and movement) of the vessels. During 2008, 2007 and 2006 we deployed additional barges to serve customers under charter/day rate contracts due to strong demand and attractive pricing for such service. The demand for such arrangements decreased significantly during the height of the recession, but has rebounded somewhat. We ended 2010 with 131 barges in dedicated service. An average total of 122, 122 and 155 tank barges or 36.3%, 33.0% and 40.5% of our average liquid tanker fleet in the years 2010, 2009 and 2008 respectively, were devoted to these non-affreightment contracts. The pricing attained for this type of service and the varying number of barges deployed drove charter and day rate revenue flat in 2010, down 15.4% in 2009, up 17% in 2008 and up 52% in 2007, respectively, in comparison to the immediately preceding year. The transportation segment non-affreightment revenues are generated either by demurrage charges for customers’ delays, beyond contractually allowed days for loading and unloading, of our equipment under affreightment contracts or by one of three other distinct contractual arrangements with customers: (i) dedicated service contracts; (ii) outside towing contracts or (iii) other marine services contracts. Transportation services revenue is further summarized in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The transportation segment non-affreightment revenues are generated either by demurrage charges for customers’ delays, beyond contractually allowed days for loading and unloading, of our equipment under affreightment contracts or by one of three other distinct contractual arrangements with customers: (i) dedicated service contracts; (ii) outside towing contracts or (iii) other marine services contracts. Transportation services revenue is further summarized in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Marine services revenue is earned for fleeting, shifting and cleaning services provided to third parties. Outside towing revenue is earned by moving barges for other affreightment carriers at a specific rate per barge move.

Manufacturing Segment

The primary third-party customers of our barge and other vessel manufacturing subsidiary, Jeffboat, are other operators within the inland barging industry. Because barge and other vessel manufacturing requirements for any one customer are dependent upon the customer’s specific replacement and growth strategy, and due to the long-lived nature of the equipment manufactured, the manufacturing segment’s customer base varies from year-to-year. Our transportation business is a significant customer of the manufacturing segment. In 2010, 2009 and 2008, our transportation segment accounted for 27%, 10% and 10%, respectively, of the manufacturing segment’s revenue before intercompany eliminations.

At December 31, 2010, the manufacturing segment’s approximate vessel backlog for external customers was $102 million compared to $49 million at December 31, 2009. The backlog consists of vessels to be constructed under signed customer contracts or exercised contract options that have not yet been recognized as revenue. We have seen some return of demand as the economy has recovered. We expect two production lines to be fully utilized in 2011.

As more normal levels of demand return, we continue to believe that future demand for dry and liquid tank barges in the two to five year time horizon will be relatively strong driven primarily by the need for replacement of retiring dry covered hopper capacity. Industry data from Informa indicates that more than 18% of the dry cargo barges in service at December 31, 2010 were more than 26 years old. The aging of the in-service dry fleet is expected to continue to drive demand for replacement dry barges.

Another continuing driver of new barge demand is the requirement to replace all single-hull tank barges with double-hull tank barges. By federal law, single-hull tank barges will not be allowed to operate after 2015. All of our tank barges have double hulls. There are, however, still some single-hull barges in operation within the industry. The ultimate realization of the replacement activity or the timing of the replacement will likely be impacted by overall tank barge demand as the current economic environment has allowed retirement of such barges without current need for replacement. We are continuing steps to “right-size” our manufacturing capacity to be more efficient and profitable through all economic cycles. The price we have been able to charge for manufacturing production has fluctuated historically based on a variety of factors including the cost of raw materials, the cost of labor and the demand for new barge builds compared to the barge manufacturing capacity within the industry at the time. During the period from the beginning of 2007 through 2008, we were able to maintain or improve the pricing on new barge orders, net of steel costs, in response to continued demand for new barge construction. Pricing strength decreased during the recession but has recently been improving and over the longer term, as we re-enter a period of strong demand for replacement barges, we plan to continue improving the pricing on our barges, net of steel.

Steel is the largest component of our raw materials, representing 50% to 90% of the raw material cost, depending on steel prices and barge type. We have established relationships with our steel vendors and have not had an issue with obtaining the quantity or quality of steel required to meet our commitments. The price of steel, however, varies significantly with changes in supply and demand. Because of the volatile nature of steel prices, we generally pass back to our customers the cost of steel used in the production of our customers’ barges. The contracts in the backlog generally contain steel price adjustments. The actual price of steel at the time of construction may result in contract prices that are greater than or less than those used to calculate the backlog at December 31, 2010. Several contracts in the backlog also contain options for the customer to purchase additional barges in the future, which are not included in the reported backlog until exercised. All orders in the backlog at December 31, 2010, are expected to be produced in 2011. The backlog also excludes our planned construction of internal replacement barges.

Transportation Fleet

Barges. As of December 31, 2010, our total transportation fleet was 2,411 barges, consisting of 1,777 covered dry cargo barges, 309 open dry cargo barges and 325 tank barges. We operate 430 of these dry cargo barges and 23 of these tank barges pursuant to charter agreements. The charter agreements have terms ranging from one to fourteen years. Generally, we expect to be able to renew or replace our charter agreements as they expire. As of December 31, 2010, the average age of our covered dry cargo barges was 19.5 years, the average age of our dry open barges was 31.2 years and the average age of our tank barges was 21.1 years. Our dry fleet and liquid fleets are approximately 5 years and 2.7 years older than the industry averages contained in the industry age profile discussed below in “—Competition” Covered hoppers are most often used to transport grain and other farm products, metallic ores and non-metallic minerals, while open hoppers are most often used to transport coal, sand, rock and stones. We use tank barges primarily for transportation of chemicals, petroleum and related liquid products.

Towboats. As of December 31, 2010, our barge fleet was powered by 111 Company-owned towboats and 18 additional towboats operated exclusively for us by third parties. This is 12 less owned boats and one more chartered boat than we operated at December 31, 2009. The size and diversity of our towboat fleet allows us to deploy our towboats to areas of the Inland Waterways where they can operate most effectively. For example, our larger horsepower towboats typically operate with tow sizes of as many as 40 barges along the Lower Mississippi River, where the river channels are wider and there are no restricting locks and dams. Our medium horsepower towboats predominantly operate along the Ohio, Upper Mississippi and Illinois Rivers, where the river channels are narrower and restricting locks and dams are more prevalent. We also deploy smaller horsepower towboats for canal, shuttle and harbor services. During 2010 and 2009 we continued to assess our boat power needs. Based on that assessment we sold 12 boats in 2010 and two boats in 2011. We currently have one additional boat which is being actively marketed and is included in assets held for sale. A summary of the number of owned boats by power class is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Overview—Owned Boat Counts and Average Age by Horsepower Class.”

Port Services Assets

To support our barge fleet, we operate port service facilities. ACL Transportation Services LLC, a wholly-owned subsidiary of the Company, operates facilities throughout the Inland Waterways that provide fleeting, shifting, cleaning and repair services for both barges and towboats, primarily for ACL, but also for third-party customers. ACLTS has active port service facilities in the following locations: Lemont, Illinois; St. Louis, Missouri; Cairo, Illinois; Louisville, Kentucky; Baton Rouge, Louisiana; Vacherie, Louisiana (Armant fleet); Harahan, Louisiana and Houston, Texas. Its operations consist of fleets, towboat repair shops, dry docks, scrapping facilities and cleaning operations. Late in 2009 our maintenance shop, formerly located in Louisville, Kentucky, was physically relocated to Cairo, Illinois. At that time the Company also realigned its ACLTS business into two regional divisions. The Southern Division, based in Harahan, Louisiana will include the Company’s network south of Baton Rouge, Louisiana. The Northern Division, based in Cairo, Illinois will include the Company’s network north of Baton Rouge, Louisiana.

ACLTS also operates a coal receiving, storage and transfer facility in St. Louis, Missouri. Together with BNSF, we also transport coal from mines in the Powder River Basin of Wyoming and Montana to the LaGen power plant in Louisiana under an agreement with LaGen. Currently these activities account for less than 10% of our revenue. Our St. Louis terminal also receives and stores coal from third-party shippers who source coal on the BNSF and ship to inland utilities on our barges. ACLTS’s liquid terminal in Memphis, Tennessee provides liquid tank storage for third parties and processes oily bilge water from towboats. The oil recovered from this process is blended for fuel used by ACL’s towboats or is sold to third parties. Certain of our facilities also sublease land to vendors, such as fuel vendors, which reduces our costs and augments services available to our fleets and those of third parties.

Third-Party Logistics, Intermodal Services

Our fleet size, diversity of cargo transported and experience enables us to provide transportation logistics services for our customers. We own 50% of BargeLink LLC, a joint venture with MBLX, Inc. (“BargeLink”), based in New Orleans. BargeLink provides third-party logistics services to international and domestic shippers who distribute goods primarily throughout the Inland Waterways. BargeLink provides and arranges for ocean freight, customs clearance, stevedoring (loading and unloading cargo), trucking, storage and barge freight for its customers. BargeLink tracks customers’ shipments across multiple carriers using proprietary tracking software developed by BargeLink.

At our Lemont Terminal, located approximately 25 miles southwest of downtown Chicago, we have direct access to Highways 55, 355 and 294 and a truck delivery radius including Iowa, Michigan, Indiana, Illinois, Wisconsin and Ohio. From this location we distribute truck-to-barge and barge-to-truck multi-modal shipments of both northbound and southbound freight from inland river system origins and destinations in Mexico, Texas, Louisiana, Alabama, Florida, Pennsylvania and points between. We also have 48,000 square feet of indoor temperature controlled space for product storage in Lemont, as well as 35 acres for outside storage.

Competition

Transportation Segment

Competition within the U.S. inland barging industry is diverse and includes integrated transportation companies and small operators, as well as captive fleets, owned by various U.S. power generating, grain, refining and petrochemical companies. Foreign competition within the industry is restricted due to the Jones Act, a federal cabotage law that restricts domestic non-proprietary-cargo marine transportation in the United States to vessels built and registered in the United States, manned by U.S. citizens and 75% owned by U.S. citizens (the “Jones Act”). Competition within the barging industry for major commodity contracts is significant, with a number of companies offering transportation services on the Inland Waterways. We compete with other carriers primarily on the basis of commodity shipping rates, but also with respect to customer service, available routes, value-added services (including scheduling convenience and flexibility), information timeliness, quality of equipment, accessorial terms, freight payment terms, free days and demurrage days.

We believe our vertical integration provides us with a competitive advantage. By using our ACLTS and our manufacturing segment’s barge and towboat repair facilities, ACLTS vessel fleeting facilities and our manufacturing segment’s shipbuilding capabilities, we are able to support our core barging business and offer a combination of competitive pricing and high quality service to our customers. We believe that the size and diversity of our fleet allows us to optimize the use of our equipment and offer our customers a broad service area, at competitive rates, with a high frequency of arrivals and departures from key ports.

Since 1980 the industry has experienced consolidation as the acquiring companies have moved toward attaining the widespread geographic reach necessary to support major national customers. According to Informa, we had the second largest covered dry cargo barge fleet in the industry with 16.3% of the industry capacity as of December 31, 2010. We believe our large covered dry cargo fleet gives us a unique position in the marketplace that allows us to service the transportation needs of customers requiring covered barges to ship their products. It also provides us with the flexibility to shift covered dry cargo fleet capacity to compete in the open dry cargo barge market simply by storing the barge covers. This adaptability allows us to operate the barges in open barge trades for a short or long term period of time to take advantage of market opportunities. Carriers that have barges designed for open dry cargo barge service only cannot easily retrofit their open dry cargo barges with covers without significant expense, time and effort.

According to Informa, the Inland Waterways fleet peaked at 23,092 barges at the end of 1998. From 1999 to 2005, the Inland Waterways fleet size was reduced by 2,407 dry cargo barges and 54 liquid tank barges for a total reduction of 2,461 barges, or 10.7%. From that date through the end of 2010, the industry fleet, net of barges scrapped, increased by 125 dry cargo barges and increased by 171 tank barges, ending 2010 at 17,914 dry and 3,013 liquid barges, for a total fleet size of 20,927, 9.4% below the 1998 level. During 2010 the industry placed 757 new dry cargo barges into service while retiring 341 dry cargo barges and expanded the liquid cargo barge fleet by four barges. Our life expectancy of a dry cargo barge in our fleet is up to 35 years and a liquid barge in our fleet is up to 40 years, with the age of retirement depending on the physical condition of a barge and amount of reinvestment and repair. We also believe that approximately 25% of the industry’s existing dry cargo barge fleet will need to be retired or refurbished due to their age over the next three to seven years. Competition is significant for barge freight transportation. The top five carriers (by fleet size) of dry and liquid barges comprise over 57% of the industry fleet in each sector as of December 31, 2010.

Top 5 Carriers by Fleet Size*

(as of December 31, 2010)

Dry Cargo Barge Fleet	Dry**	Average Age	Industry Share
Ingram Barge Company	3,796	15.2	21.2%
AEP River Operations	3,199	11.0	17.9%
American Commercial Lines LLC	2,086	21.2	11.6%
American River Transportation	1,752	20.5	9.8%
SCF Marine, Inc.	1,130	13.9	6.3%

Top Five Total	11,963	15.8	66.8%
Industry Total	17,914	15.2	100.0%

Liquid Cargo Barge Fleet	Liquid	Average Age	Industry Share
Kirby Corporation	828	20.6	27.5%
American Commercial Lines LLC	325	21.1	10.8%
Canal Barge Line Co. Inc.	211	11.5	7.0%
Florida Marine Transporters	203	6.2	6.7%
Ingram Barge Company	172	31.0	5.7%

Top Five Total	1,739	18.9	57.7%
Industry Total	3,013	18.4	100.0%

*	Source: Informa and Company.
**	Dry Cargo Barges include covered and open dry barges.

The inland barge freight market is influenced by a variety of factors, including the size of the Inland Waterways barge fleet, local weather patterns, domestic and international consumption of agricultural and industrial products, crop production, trade policies, the price of fuel and the price of steel. Freight rates in both the dry and liquid markets are a function of the relationship between the amount of freight demand for these commodities and the number of barges available to load freight. The demand for dry cargo freight on the Inland Waterways is driven by the production volumes of dry bulk commodities transported by barge as well as the attractiveness of barging as a means of freight transportation. Historically the major drivers of demand for dry cargo freight are coal for domestic utility companies, industrial and coke producers and export markets; construction commodities such as cement, limestone, sand and gravel; and coarse grain such as corn and soybeans for export markets. Other commodity drivers include products used in the manufacturing of steel, finished and partially-finished steel products, ores, salt, gypsum, fertilizer and forest products. The demand for our liquid freight is driven by the demand for bulk chemicals used in domestic production, including styrene, methanol, ethylene glycol, propylene oxide, caustic soda and other products. It is also affected by the demand for clean petroleum products and agricultural-related products such as ethanol, edible oils, bio-diesel and molasses. From its 1998 peak of 23,092 total barges until the end of 2010, the Inland Waterways fleet size was reduced to 20,927 barges, for a total reduction of 2,165 barges, or 9.4% below the 1998 level. This decline in the industry fleet size has resulted in a more favorable supply-demand dynamic for Inland Waterways freight transportation.

Certain spot rate contracts, particularly for grain, are subject to significant seasonal and other fluctuations. Grain rates and volume demand are also reactive to the freight cost spreads for grain export between west coast ports and through the gulf. Demand in our liquid and bulk commodity markets was significantly impacted by the recent recession, negatively impacting price, business mix and margin. Demand has recently been improving and is more in line with industry capacity. We continue to pursue currently available volume, with the most success in our grain and legacy coal markets, focusing on productivity, prudent capital investment and cost control to enable us to be ready to capitalize on market demand shifts. We continue to believe that barge transportation remains the lowest cost and most ecologically friendly provider of domestic transportation. We continue to provide quality services to our existing customers and to seek new customers, particularly modal conversions which offer the significant cost advantage of barge transportation for commodities currently being transported primarily by rail and truck.

Manufacturing Segment

The inland barge manufacturing industry competes primarily on quality of manufacture, delivery schedule, design capabilities and price. We consider Trinity Industries, Inc. to be our manufacturing segment’s most significant competitor for the large-scale manufacture of inland barges, although other firms have barge building capability on a smaller scale. We believe there are a number of shipyards located on the Gulf Coast that compete with our manufacturing segment for the manufacturing of liquid tank barges. In addition, certain other shipyards may be able to reconfigure to manufacture inland barges and related equipment. We believe that Jeffboat and its most significant competitor together comprise the significant majority of barge manufacturing capacity in the U.S. and believe that the new dry barge builds required to replace retiring barges will strain the capacity of barge manufacturing during the next five years. According to industry data provided by Informa, from 2005 through 2009, Jeffboat’s brown water liquid and dry cargo barge production accounted for between 25% and 43% of the overall market.

Due to the relatively long life of barges and the manufacturing boom of the late 1970’s and early 1980’s, older barges are reaching the end of their life expectancy and single-hulled liquid barges are retiring ahead of U.S. Coast Guard requirements for liquid tank barges to be double-hulled by 2015. According to Informa, 4,535 new hoppers are expected to be built by 2015, with almost all going towards replacement of the aging fleet. We also believe that approximately 25% of the industry’s existing dry cargo barge fleet will need to be retired or refurbished due to their age over the next three to seven years.

Seasonality

Our transportation segment’s revenue stream within any year reflects the variance in seasonal demand, with revenues earned in the first half of the year lower than those earned in the second half of the year. Historically, grain has experienced the greatest degree of seasonality among all the commodity segments, with demand generally following the timing of the annual harvest. Increased demand for grain movement generally begins around the Gulf Coast and Texas regions and the southern portions of the Lower Mississippi River, or the Delta area, in late summer of each year. The demand for freight spreads north and east as the grain matures and harvest progresses through the Ohio Valley, the Mid-Mississippi River area, and the Illinois River and Upper Mississippi River areas. System-wide demand generally peaks in the mid-fourth quarter. Demand normally tapers off through the mid-first quarter, when traffic is generally limited to the Ohio River as the Upper Mississippi River normally closes from approximately mid-December to mid-March, and ice conditions can hamper navigation on the upper reaches of the Illinois River. The transportation of grain in the spot market, including demurrage charges, represented 29.5% of our annual total transportation segment revenues for 2010 compared to 31% in 2009. Average grain tariff rates for the mid-

Mississippi River, which we believe is generally a directional indicator of the total market, were 416% for the year ended December 31, 2010, and 337% for the year ended December 31, 2009. The unusual harvest conditions in 2009 resulted in rates that were the lowest since 2005 and were, on average, 40% below the prior year and 15% below the average of the prior five years. The more normal harvest in 2010 contributed to the higher rates in that year in line with five year averages. The annual differential between peak and trough rates for this river segment has averaged more than 106% a year over the five prior years. We did not see the normal compressed harvest season rates in 2009 as the differential was only 68% but jumped to 96% for the 2010 year. Our achieved grain pricing, across all river segments, was up 10.9% and 9.3% in the quarter and year ended December 31, 2010.

The chart below depicts the seasonal movements in what we believe to be a directionally representative tariff rate over time for a river segment we track as part of the mid-Mississippi River. We do not track January and February for this segment due to significantly reduced volumes on the segment during that time frame.

Source: Internal reports

Fertilizer movements are timed for delivery prior to annual planting, generally moving from late August through April. Salt movements are heaviest in the winter, when the need for road salt in cold weather regions drives demand, and are more ratable throughout the balance of the year as stockpiles are replaced. Overall demand for other bulk and liquid products delivered by barge is more ratable throughout the year.

Additionally, we have generally experienced higher expenses in the winter months, because winter conditions historically result in higher costs of operation and reduced equipment demand. The seasonal reduction in demand also permits scheduling major boat maintenance exacerbating higher costs during that period.

Our manufacturing segment’s costs are also subject to seasonal variations. Costs may increase with seasonal precipitation and temperatures below 20 degrees, as extra shifts and overtime are required in certain cases to maintain production schedules.

Employees

Employee Count

Function	Employees as of September 30, 2011
Administration (including Jeffboat)	166
Transportation services	1,345
Manufacturing	750
Other	40

2,301

As of September 30, 2011, we employed 2,301 people. Approximately 680 employees of our manufacturing segment were represented by a labor union under a contract that expires in April 2013. These employees are represented by General Drivers, Warehousemen and Helpers, Local Union No. 89, affiliated with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, at our shipyard facility under a three-year collective bargaining agreement that expires April 1, 2013.

Our remaining unionized employees (approximately 20 positions) are represented by the International Union of United Mine Workers of America, District 12—Local 2452 (“UMW”) at ACL Transportation Services LLC in St. Louis, Missouri under a collective bargaining agreement that expired March 14, 2011, after a short extension for negotiations. We have unilaterally implemented new contract terms, mostly terms agreed with the UMW, and the employees continue to work without interruption. We do not believe that a work stoppage at this facility would have a material impact on our operations.

Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure that we will be able to reach agreement on renewal terms of these contracts or that we will not be subject to work stoppages, other labor disruption or that we will be able to pass on increased costs to our customers in the future.

Insurance and Risk Management

We procure and manage insurance policies and provide claims management services for our subsidiaries internally through our risk management department. We are exposed to traditional hazards associated with our manufacturing and marine transportation operations on the Inland Waterways. A program of insurance is maintained to mitigate risk of loss to our property, vessels and barges, loss and contamination of cargo and as protection against personal injury to third parties and company employees. Our general marine liability policy insures against all operational risks for our marine activities. Pollution liability coverage is maintained as well. We also maintain excess liability coverage above the noted casualty risks. All costs of defense, negotiation and costs incurred in settling a claim, such as surveys and damage estimates, are considered insured costs. Our personnel costs involved in managing insured claims are not reimbursed. We evaluate our insurance coverage regularly. We believe that our insurance coverage is adequate.

Properties

We operate numerous land-based facilities in support of our marine operations. These facilities include a major manufacturing shipyard in Jeffersonville, Indiana; terminal facilities for cargo transfer and handling at St. Louis, Missouri, Lemont, Illinois and Memphis, Tennessee; port service facilities at Lemont, Illinois, St. Louis, Missouri, Cairo, Illinois, Louisville, Kentucky, Baton Rouge, Louisiana, Vacherie, Louisiana, Harahan, Louisiana, Marrero, Louisiana and Houston, Texas; boat repair facilities at St. Louis, Missouri, Harahan, Louisiana and Cairo, Illinois; and a corporate office complex in Jeffersonville, Indiana. For the properties that we lease, the majority of leases are long term agreements.

The map below shows the locations of our primary transportation and manufacturing facilities, along with our Inland Waterways routes.

The most significant of our facilities among these properties, all of which we own, except as otherwise noted, are as follows:

•

Our manufacturing segment’s shipbuilding facility in Jeffersonville, Indiana is a large single-site shipyard facility on the Inland Waterways, occupying approximately 64 acres of owned land and approximately 5,600 feet of frontage on the Ohio River. There are 32 buildings on the property comprising approximately 318,020 square feet under roof. In addition, we lease an additional four acres of land under leases expiring in 2015.

•

ACLTS’s coal transfer terminal in St. Louis, Missouri occupies approximately 69 acres. There are six buildings on the property comprising approximately 21,000 square feet. In addition, we lease 2,400 feet of river frontage from the City of St. Louis under a lease expiring in 2020. The lease may be terminated with one-year advance notice by ACLTS. Additional parcels in use include property of BNSF under leases that either party can terminate with 30 days prior written notice.

•

ACLTS operates a terminal in Memphis, Tennessee that processes boat and barge waste water, direct transfer services for liquid commodities, along with tank storage services for approximately 60,000 barrels of vegetable oils. There are three buildings occupying approximately 7,000 square feet on almost three acres. ACLTS leases an easement to this facility that expires in 2018. Either party may cancel the lease with 90 days prior written notice.

•

ACLTS’s Armant facilities located in Vacherie, Louisiana, occupies approximately 482 acres, with approximately 10,726 feet of river frontage. An additional 3,840 feet of river frontage is provided under a lease expiring in 2014. The facility provides barge fleeting and shifting, barge cleaning and repairs on the Mississippi River as part of our Gulf Fleet Operations.

•

ACLTS’s fleet facility in Cairo, Illinois occupies approximately 37 acres, including approximately 900 feet of owned river frontage. In addition, we lease approximately 22,400 feet of additional river frontage under various leases expiring between 2013 and 2022. This facility provides the base of operations for our barge fleeting and shifting, barge cleaning and repair and topside towboat repair.

•

ACLTS’s Tiger Fleet near Baton Rouge (Port Allen), Louisiana, operates on approximately 83 acres, with an estimated 3,300 feet of river frontage. An additional 13,700 lineal feet of riverfront fleeting space is provided under a lease expiring in 2016. This facility provides barge fleeting and shifting services and is adjacent to our joint venture investment known as T. T. Barge Services Mile 237, L.L.C., that provides barge cleaning and repair services.

•

ACLTS’s facilities in St. Louis, Missouri, operates two owned parcels, one being approximately 3.2 acres, with an estimated 600 linear feet of riverfront, and an additional 7.3 acres with approximately 1,393 linear feet of adjoining waterfront footage leased under an agreement expiring in 2021. The facility provides fleeting and shifting services, boat repair and maintenance, plus warehouse services for vessels.

•

ACLTS’s operations at Harahan, Louisiana are located on approximately 156 acres with an estimated 7,067 feet of riverfront. The facility is the base of operations for our Gulf Operations, including barge shifting and fleeting, boat and barge maintenance and repairs. An additional 4,749 lineal feet of river frontage for shifting and fleeting is leased under various leases expiring between 2012 and 2016.

•

ACLTS’s Houston (Channelview), Texas facility is located on approximately 32 acres with 1,796 feet of riverfront. Improvements include an estimated 6,400 square foot office building. An additional 29.4 acres of waterfront property along the Lost Lake Disposal Area, adjacent to the Houston Ship Channel, for shifting and fleeting, complements this facility, under a lease agreement expiring in 2028.

•

ACLTS’s facilities in Lemont, Illinois occupy approximately 81 acres, including approximately 10,000 feet of river frontage, under various leases expiring between 2016 and 2044. This facility provides the base of operations for our barge fleeting and shifting, barge cleaning and repairs on the Illinois River, along with a 48,000 square foot, climate controlled warehouse, providing terminaling for bulk, non-bulk and break-bulk warehousing and stevedoring services.

•	ACLTS’s Marrero, Louisiana Fleet is comprised of approximately 24.9 acres of batture, providing an estimated 2,529 feet of riverfront for barge shifting and fleeting operations.

•	Our corporate offices in Jeffersonville, Indiana occupy approximately 22 acres, comprising approximately 165,000 square feet of office space.

•

In addition to the above properties, our wholly-owned naval architecture subsidiary operates in leased facilities consisting of approximately 10,000 square feet in Seattle, Washington and 2,200 square feet in New Orleans, Louisiana. The lease of the Seattle facility expires in September 2015. The lease of the New Orleans facility expires in 2018.

We believe that our facilities are suitable and adequate for our current needs.

Government Regulation

General

Our business is subject to extensive government regulation in the form of national, state and local laws and regulations, as well as laws relating to the discharge of materials into the environment. Because such laws and regulations are regularly reviewed and revised by issuing governments, we are unable to predict the ultimate cost or impact of future compliance. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our business operations. The types of permits, licenses and certificates required for our vessels depend upon such factors as the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, the age of the vessel and our status as owner, operator or charterer. As of September 30, 2011, we were in the renewal process or had obtained all material permits, licenses and certificates necessary for operations.

Our transportation operations are subject to regulation by the U.S. Coast Guard, Environmental Protection Agency, federal laws and state laws.

The majority of our inland tank barges carry regulated cargoes. All of our inland tank barges that carry regulated cargoes are inspected by the U.S. Coast Guard and carry certificates of inspection. Towboats are subject to U.S. Coast Guard inspection and will be required to carry certificates of inspection once the associated regulations are promulgated by the U.S. Coast Guard. Our dry cargo barges are not subject to U.S. Coast Guard inspection requirements, but are now subject to Environmental Protection Agency inspection and reporting requirements.

Additional regulations relating to homeland security, the environment or additional vessel inspection requirements may be imposed on the barging industry.

Jones Act

The Jones Act is a federal cabotage law that restricts domestic non-proprietary cargo marine transportation in the United States to vessels built and registered in the United States. Furthermore, the Jones Act requires that the vessels be manned by U.S. citizens and owned by U.S. citizens. For a limited liability company to qualify as a U.S. citizen for the purposes of domestic trade, 75% of the company’s beneficial equity holders must be U.S. citizens. We currently meet all of the requirements of the Jones Act for our owned vessels.

Compliance with U.S. ownership requirements of the Jones Act is very important to our operations, and the loss of Jones Act status could have a significant negative effect on our business, financial condition and results of operations. We monitor the citizenship requirements under the Jones Act of our employees, boards of directors and managers and beneficial equity holders and will take action as necessary to ensure compliance with the Jones Act.

User Fees and Fuel Tax

Federal legislation requires that inland marine transportation companies pay a user fee in the form of a tax assessed upon propulsion fuel used by vessels engaged in trade along the Inland Waterways. These user fees are designed to help defray the costs associated with replacing major components of the waterway system, including dams and locks, and to build new projects. Significant portions of the Inland Waterways on which our vessels operate are maintained by the U.S. Army Corps of Engineers.

We presently pay a federal fuel tax of 20.1 cents per gallon of propulsion fuel consumed by our towboats in some geographic regions. In the future, user fees may be increased or additional user fees may be imposed to defray the costs of Inland Waterways’ infrastructure and navigation support. Increases in these taxes are normally passed through to our customers by contract.

Homeland Security Requirements

The Maritime Transportation Security Act of 2002 requires, among other things, submission to and approval by the U.S. Coast Guard of vessel and waterfront facility security plans (“VSP” and “FSP,” respectively). Our VSP and our FSP have been approved and we have complied with both since June 30, 2004. As a result, we are subject to continuing requirements to engage in training and participate in exercises and drills.

Environmental Regulation

Our operations, facilities, properties and vessels are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials, hazardous substances and wastes, the investigation and remediation of contamination, and other laws and regulations related to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative and legal proceedings related to environmental, health and safety matters and have incurred and will continue to incur capital costs and other expenditures relating to such matters.

In addition to environmental laws that regulate our ongoing operations, we are also subject to environmental remediation liability under CERCLA and OPA 90. We may be liable as a result of the release or threatened release of hazardous substances or wastes or other pollutants into the environment at or by our facilities, properties or vessels, or as a result of our current or past operations. These laws typically impose liability and cleanup responsibility without regard to whether the owner or operator knew of or caused the release or threatened release. Even if more than one person may be liable for the release or threatened release, each person covered by these environmental laws may be held responsible for all of the cleanup costs and damages incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, property damage or other costs, including cleanup costs and damages resulting from environmental contamination.

A release or threatened release of hazardous substances or wastes, or other pollutants into the environment at or by our facilities, properties or vessels, as the result of our current or past operations, or at a facility to which we have shipped wastes, or the existence of historical contamination at any of our properties, could result in material liability to us. We conduct loading and unloading of dry commodities, liquids and scrap materials on and near waterways. These operations present a potential that some such material might be spilled or otherwise released into the environment, thereby exposing us to potential liability.

As of December 31, 2010, we had minimal reserves for environmental matters. Any cash expenditures that are necessary to comply with applicable environmental laws or to pay for any remediation efforts will therefore result in charges to earnings if not subject to insurance claims. We may incur future costs related to the sites associated with the environmental reserves. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws or OPA 90 and other unanticipated events could also result in additional environmental costs. For more information, see “—Legal Proceedings—Environmental Litigation.”

Occupational Health and Safety Matters

Our vessel operations are primarily regulated by the U.S. Coast Guard for occupational health and safety standards. Our shore operations are subject to the U.S. Occupational Safety and Health Administration regulations. As of September 30, 2011, we were in material compliance with these regulations. However, we may experience claims against us for work-related illness or injury as well as further adoption of occupational health and safety regulations.

We endeavor to reduce employee exposure to hazards incident to our business through safety programs, training and preventive maintenance efforts. We emphasize safety performance in all of our operating subsidiaries. We believe that our safety performance consistently places us among the industry leaders as evidenced by what we believe are lower injury frequency levels than those of many of our competitors. We have been certified in the American Waterway Operators Responsible Carrier Program, which is oriented to enhancing safety in vessel operations.

Intellectual Property

We register our material trademarks and trade names. Our trademark and tradename registrations in the United States are for a ten year period and are renewable every ten years, prior to their respective expirations, as long as they are used in the regular course of trade. We believe we have current intellectual property rights sufficient to conduct our business.

Legal Proceedings

The nature of our business exposes us to the potential for legal proceedings relating to labor and employment, personal injury, property damage and environmental matters. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of each particular claim, as well as our current reserves and insurance coverage, we do not expect that any known legal proceeding will in the foreseeable future have a material adverse impact on our financial condition or the results of our operations.

Stockholder Litigation

On October 22, 2010, a putative class action lawsuit was commenced against ACL, ACL’s directors, Platinum Equity, LLC, Parent and Merger Sub in the Court of Chancery of the State of Delaware. The lawsuit is captioned Leonard Becker v. American Commercial Lines Inc. et al, Civil Action No. 5919-VCL. Plaintiff amended his complaint on November 5, 2010, prior to a formal response from any defendant. On November 9, 2010, a second putative class action lawsuit was commenced against ACL, ACL’s directors, Platinum Equity, LLC, Parent and Merger Sub in the Superior/Circuit Court for Clark County in the State of Indiana. The lawsuit is captioned Michael Eakman v. American Commercial Lines Inc., et al., Case No. 1002-1011-CT-1344. In both actions, plaintiffs allege generally that the directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a process that they allege did not ensure adequate and fair consideration to the stockholders. They also allege that various disclosures concerning the Transaction included in the Definitive Proxy Statement are inadequate. They further allege that Platinum Equity, LLC aided and abetted the alleged breaches of duties. Plaintiffs purport to bring the lawsuits on behalf of the public stockholders of the Company and seek equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages, and attorneys’ fees and costs, among other relief. ACL entered into a Stipulation and Agreement of Compromise and Settlement, dated as of June 18, 2011, which sets forth the terms and conditions of a proposed settlement of the Delaware and Indiana actions, including the dismissal with prejudice and on the merits of all claims against all of the defendants in both the Delaware and Indiana actions in consideration for the supplementation of the Definitive Proxy Statement and payment of $200 of plaintiffs’ attorney fees. The Settlement was approved by the Court and the actions have been dismissed.

Shareholder Appraisal Action

On April 12, 2011, IQ Holdings, Inc. filed a Verified Petition for Appraisal of Stock against ACL in the Court of Chancery in the State of Delaware. Among other things, the appraisal petition seeks a judicial determination of the fair value of their 250,000 shares of common stock pursuant to 8 Del. C. § 262, and order by the Delaware Court directing ACL to pay the petitioner fair value for any shares entitled to statutory appraisal, together with interest from the effective date of the Merger, taxes, attorney’s fees, and costs. Discovery is ongoing. While it is not possible at this time to determine the potential outcome of this action, we do not believe the action will result in a payment by ACL that would materially affect our financial condition, operations or cash flows.

Environmental Litigation

We have been involved in the following environmental matters relating to the investigation or remediation of locations where hazardous materials have or might have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be a potentially responsible party (“PRP”) under applicable federal and state laws.

Collision Incident, Mile Marker 97 of the Mississippi River

ACL and American Commercial Lines LLC, an indirect wholly-owned subsidiary of ACL, have been named as defendants in the following putative class action lawsuits, filed in the United States District Court for the Eastern District of Louisiana (collectively the “Class Action Lawsuits”): Austin Sicard et al on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4012, filed on July 24, 2008; Stephen Marshall Gabarick and Bernard Attridge, on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4007, filed on July 24, 2008; and Alvin McBride, on behalf of himself and all others similarly situated v. Laurin Maritime (America) Inc.; Whitefin Shipping Co. Ltd.; D.R.D. Towing Co. LLC; American Commercial Lines Inc.; The New Orleans-Baton Rouge Steamship Pilots Association, Case No. 09-cv-04494 B, filed on July 24, 2009. The McBride v. Laurin Maritime, et al. action has been dismissed with prejudice because it was not filed prior to the deadline set by the Court. The claims in the Class Action Lawsuits stem from the incident on July 23, 2008, involving one of ACL LLC’s tank barges that was being towed by DRD Towing Company L.L.C. (“DRD”), an independent towing contractor. The tank barge was involved in a collision with the motor vessel Tintomara, operated by Laurin Maritime, at Mile Marker 97 of the Mississippi River in the New Orleans area. The tank barge was carrying approximately 9,900 barrels of #6 oil, of which approximately two-thirds was released. The tank barge was damaged in the collision and partially sunk. There was no damage to the towboat. The Tintomara incurred minor damage. The Class Action Lawsuits include various allegations of adverse health and psychological damages, disruption of business operations, destruction and loss of use of natural resources, and seek unspecified economic, compensatory and punitive damages for claims of negligence, trespass and nuisance. The Class Action Lawsuits were stayed pending the outcome of the two actions filed in the United States District Court for the Eastern District of Louisiana seeking exoneration from, or limitation of, liability related to the incident as discussed in more detail below. All claims in the class actions have been settled with payment to be made from funds on deposit with the court in the IINA and IINA and Houston Casualty Company interpleader, mentioned below. IINA is DRD’s primary insurer and IINA and Houston Casualty Company are DRD’s excess insurers. The settlement has final approval from the court. Settlement funds were provided to claimants’ counsel and we expect final dismissal of all lawsuits against all parties will be entered, including the Company, with prejudice. Claims under the Oil Pollution Act (“OPA 90”) were dismissed without prejudice. There is a separate administrative process for making a claim under OPA 90 that must be followed prior to litigation. We are processing OPA 90 claims properly presented, documented and recoverable. We have also received numerous claims for personal injury, property damage and various economic damages loss related to the oil spill, including notification by the National Pollution Funds Center of claims it has received. Additional lawsuits may be filed and claims submitted. The claims by two of the three DRD crewmen on the vessel at the time of the incident have been settled with funds paid from the funds on deposit in the interpleader action mentioned below and a final dismissal with prejudice has been entered. The third crew member was the operator of the vessel at the time of the incident and is also a defendant. His claim remains unsettled. We are in early discussions with the Natural Resource Damage Assessment Group, consisting of various State and Federal agencies, regarding the scope of environmental damage that may have been caused by the incident. Recently Buras Marina filed suit in the Eastern District of Louisiana in Case No. 09-4464 against the Company seeking payment for “rental cost” of its marina for cleanup operations. ACL and ACL LLC have also been named as defendants in the following interpleader action brought by DRD’s primary insurer IINA seeking court approval as to the disbursement of the funds: Indemnity Insurance Company of North America v.

DRD Towing Company, LLC; DRD Towing Group, LLC; American Commercial Lines, LLC; American Commercial Lines, Inc.; Waits Emmet & Popp, LLC, Daigle, Fisse & Kessenich; Stephen Marshall Gabarick; Bernard Attridge; Austin Sicard; Lamont L. Murphy, individually and on behalf of Murphy Dredging; Deep Delta Distributors, Inc.; David Cvitanovich; Kelly Clark; Timothy Clark, individually and on behalf of Taylor Clark, Bradley Barrosse; Tricia Barrosse; Lynn M. Alfonso, Sr.; George C. McGee; Sherral Irvin; Jefferson Magee; and Acy J. Cooper, Jr., United States District Court, Eastern District of Louisiana, Civil Action 08-4156, Section “I-5,” filed on August 11, 2008. DRD’s excess insurers, IINA and Houston Casualty Company intervened into this action and deposited $9,000 into the Court’s registry. ACL LLC has filed two actions in the United States District Court for the Eastern District of Louisiana seeking exoneration from or limitation of liability relating to the foregoing incident as provided for in Rule F of the Supplemental Rules for Certain Admiralty and Maritime Claims and in 46 U.S.C. sections 30501, 30505 and 30511. We have also filed a declaratory judgment action against DRD seeking to have the contracts between them declared “void ab initio”. This action has been consolidated with the limitation actions and stayed pending the outcome of the limitation actions. Trial has concluded and post trial briefs have been submitted. Closing arguments are scheduled for December 2011. On August 22, 2011 an action was filed in the U.S. District Court for the Eastern District of Louisiana captioned United States of America v. American Commercial Lines LLC and D.R.D. Towing, LLC, Civil Action No. 2:11-cv-2076. The action seeks damages of approximately $25 million, including certain repayment to the Oil Spill Liability Trust Fund for sums it paid related to the cleanup of the oil spill, a civil penalty under the Clean Water Act in an amount to be determined at trial as well as a claim for natural resources. On July 25, 2011 an action was filed in the 25th Judicial District for the Parish of Plaquemines State of Louisiana captioned Chuc Nguyen, et al. v. American Commercial Lines, Inc. and its Insurers, ABC Insurance Company and Indemnity Insurance Company of North America, No. 58936. The action seeks damages for real or personal property, loss of subsistence use of natural resources associated with loss of profits or impairment of earning capacity. We participated in the U.S. Coast Guard investigation of the matter and participated in the hearings which have concluded. A finding has not yet been announced. We have also made demand on DRD (including its insurers) and Laurin Maritime for reimbursement of cleanup costs, indemnification and other damages sustained by our Company. However, there is no assurance that any other party that may be found responsible for the accident will have the insurance or financial resources available to provide such defense and indemnification. We have various insurance policies covering pollution, property, marine and general liability. While the cost of cleanup operations and other potential liabilities are significant, we believe our company has satisfactory insurance coverage and other legal remedies to cover substantially all of the cost.

MANAGEMENT

The following table sets forth the names and ages of members of our Board of Directors (the “Board” or “Directors”) and executive officers and the positions they held with us as of December 1, 2011, each of whom serves an indefinite term until his or her successor has been appointed and qualified.

Name	Age	Position(s)
Mark K. Knoy	52	President, Chief Executive Officer
David J. Huls	45	Senior Vice President and Chief Financial Officer
Dawn R. Landry	48	Senior Vice President and General Counsel
Robert M. Blocker	48	Senior Vice President of Sales and Customer Service
Paul Tobin	57	Chief Operating Officer
Eva M. Kalawski	56	Vice President, Secretary and Director
Mary Ann Sigler	57	Vice President and Director

Biographies of Directors, Executive Officers and Other Significant Employees

Mark K. Knoy. Mr. Knoy has been our President and Chief Executive Officer since August 2011. Mr. Knoy previously served as Vice President of the Fuel, Emissions and Logistics Group at American Electric Power He also served as President of AEP River Operations LLC (“AEP”), which he joined with its 2001 purchase of MEMCO Barge Line (“MEMCO”). At MEMCO, Mr. Knoy served as Senior Vice President, Boat Operations from 1999 to 2001; Senior Vice President, Sales and Marketing from 1996 to 1999; Vice President, Transportation and Logistics from 1995 to 1996; and Southern Regional Sales Manager from 1994 to 1996. Prior to his service at MEMCO, Mr. Knoy was the owner/operator of The Mark Twain Towing Company and Delmar Marine, Inc. in Pekin, Illinois from 1984 to 1994. Mr. Knoy currently serves as a director of the Corps of Engineer’s Inland Waterways Users Board and a Board of Trustees member for both the Coast Guard Foundation and The Seamen’s Church Institute and their Center for Maritime Education and Ministry on the River. He also serves as Vice Chairman of the National Waterways Foundation, a board member for the H.T. Pott Inland Waterways Library at the University of Missouri—St. Louis, and Treasurer of the Marine Transportation Council. Mr. Knoy is a past Chairman of both the Waterways Council, Inc. and the Midwest Region of the American Waterways Operators. Mr. Knoy attended Lindenwood University in St. Louis, Missouri.

David J. Huls. Mr. Huls has been our Senior Vice President and Chief Financial Officer since August 2011. Prior to joining the Company, Mr. Huls served as Chief Financial Officer of PBH Marine Group, LLC (“PBH Marine”), a Platinum Group portfolio company, based in Bloomington, Minnesota. PBH Marine was formed by Platinum Group to acquire certain assets of Genmar Holdings, Inc., one of the world’s largest designers and manufacturers of fiberglass recreational power boats, where Mr. Huls had served as Senior Vice President and Chief Financial Officer since 2004. From 1996 to 2004, Mr. Huls was a managing director of Hidden Creek Industries, a private equity investor and management company that focused on acquiring and growing businesses in the automotive supply sector. Mr. Huls began his career at Arthur Anderson & Co. in 1987 as a member of its audit and business advisory services practice, where he served a variety of companies in the industrial, food manufacturing and technology sectors. Mr. Huls received a Bachelor of Science in Business Administration—Accounting from the University of South Dakota in 1987. Mr. Huls was the Chief Financial Officer for Genmar Holdings, Inc. at the time that it filed for Chapter 11 bankruptcy protection in 2009.

Dawn R. Landry. Ms. Landry has been our Senior Vice President and General Counsel since May 2008. Ms. Landry previously served as Vice President and Chief Operating Officer for Formula Telecom Solutions, Inc., a provider of operating, customer management, billing systems and solutions for telecommunications service and content providers. Ms. Landry served as an attorney with Morris, Manning & Martin, LLP, a commercial law firm representing clients throughout the U.S., and was also an attorney with Blackwell Sanders Peper Martin, LLP, a commercial law firm in the Midwest. Ms. Landry earned her J.D. degree from Creighton University.

Robert M. Blocker. Mr. Blocker has been our Senior Vice President of Sales and Customer Service since September 2011. Prior to joining the Company, Mr. Blocker was the Director of Business Development for AEP.

His 16-year tenure with AEP began as Eastern Regional Sales Manager with MEMCO, which was purchased by AEP in 2001. In that span, Mr. Blocker also served in the leadership roles of General Sales Manager, Assistant Vice President of Sales, Senior Vice President Sales and Logistics, and Senior Vice President of Planning and Business Development. Mr. Blocker has returned to ACL, where he began his inland marine career in 1988 as a Coal Sales Representative and then gained experience in freight sales in the agricultural, export coal and petroleum coke sectors of the industry. Mr. Blocker has served on the Executive Board of the Mississippi Valley Transport and Trade Council and on the Transportation Industry Council for the St. Louis Federal Reserve Bank. Mr. Blocker has a Bachelor of Science degree in Business Administration from the University of Louisville.

Paul Tobin. Mr. Tobin has been our Chief Operating Officer since November 2011. Prior to joining the Company, Mr. Tobin was the Senior Vice President Administration at AEP. He joined AEP in 2001 with its purchase of MEMCO, where Mr. Tobin served as Vice President Administration and Director Insurance during his four-year tenure. From 1993 to 1997, Mr. Tobin served as Executive Vice President of M.G. Bush & Associates, an independent adjusting company, prior to which he spent a year at Sequa Corporation as Manager Marine Insurance. Mr. Tobin’s career in the barge transportation industry began in 1978 at The Valley Line Company, where he held management roles in insurance, safety and claims. Mr. Tobin has a Bachelor of Science degree in business from Southwest Missouri State University.

Eva M. Kalawski. Ms. Kalawski has been a director since December 2010. Ms. Kalawski joined Platinum Group in 1997, is a Partner and serves as Platinum Group’s General Counsel and Secretary. Ms. Kalawski serves or has served as an officer and/or director of many of Platinum Group’s portfolio companies. Ms. Kalawski’s expertise and experience managing the legal operations of many portfolio companies has led the Board to conclude that she has the background and skills necessary to serve as a director of the Company. Prior to joining Platinum Group in 1997, Ms. Kalawski was Vice President of Human Resources, General Counsel and Secretary for Pilot Software, Inc. Ms. Kalawski earned a Bachelor’s Degree in Political Science and French from Mount Holyoke College and her J.D. from Georgetown University Law Center.

Mary Ann Sigler. Ms. Sigler has been a director since November 2011. Ms. Sigler is the Chief Financial Officer of Platinum Group. Ms. Sigler joined Platinum Group in 2004 and is responsible for overall accounting, tax and financial reporting, as well as managing strategic planning projects for the firm. Prior to joining Platinum Group, Ms. Sigler was a partner at Ernst & Young LLP, where she worked for 25 years. Ms. Sigler’s experience in accounting and strategic planning matters has led the Board to conclude that she has the requisite qualifications to serve as a director of the Company and facilitate its continued growth. Ms. Sigler has a Bachelor of Arts in Accounting from California State University Fullerton and a Masters in Business Taxation from the University of Southern California.

In addition to the above-named directors and executive officers, there are a number of Platinum Group employees who perform non-policy making officer functions at the Company.

Director Independence

At this time, we are not subject to the independence requirements of any applicable listing standards. Accordingly, we have not assessed the independence of our Board.

Audit Committee

Ms. Sigler currently serves as the sole member of our audit committee. Ms. Sigler is an “audit committee financial expert” as defined by the SEC. The Audit Committee assists our Board with oversight of integrity of financial statements, adequacy of internal accounting and financial controls, compliance with ethics policies and legal and regulatory requirements, independent auditor’s qualifications, independence and performance and performance of the internal audit function. Our Board has adopted a written charter of the Audit Committee.

Director Nominations

Currently there is no nominating committee and we have no procedures by which security holders may recommend nominees to our Board.

Code of Ethics

We have a Code of Ethics which is applicable to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics is available on our website under the News tab at www.aclines.com. We intend to post any amendments to or waivers from our Code of Ethics applicable to our principal executive officer, principal financial officer or principal accounting officer at this location on our website.

EXECUTIVE COMPENSATION

During 2010, the Compensation Committee of the board of directors of ACL (the “Committee”) was responsible for overseeing our executive compensation program for Named Executive Officers. Nils E. Larsen, Emanuel L. Rouvelas and Richard L. Huber, each of whom was an independent, non-employee director as required under the NASDAQ listing standards, served as the Committee’s members during 2010. On December 21, 2010, ACL became an indirect wholly owned subsidiary of Finn and shortly afterwards delisted from NASDAQ and deregistered its common stock under the Exchange Act. On December 21, 2010, at the effective time of the Acquisition, all of the ACL directors resigned from their directorships and from all board committees, including the Committee. Thus far in 2011, the Board of Directors of CBLC has been principally responsible for establishing and making decisions with respect to our compensation decisions relating to our named executive officers.

For services performed for us and our subsidiaries, our named executive officers were primarily compensated by one of our operating subsidiaries.

In 2011, Mr. Mark Klee Knoy replaced Mr. Michael P. Ryan as our President and Chief Executive Officer, and Mr. David Huls replaced Mr. Thomas R. Pilholski as our Senior Vice President and Chief Financial Officer.

Overview of 2010 Compensation

A significant portion of the compensation for our executive officers in 2010 varied with our company’s performance. In addition, the value of a portion of the compensation for executive officers in 2010 was tied to the value of our common stock. As a result of the continued economic downturn, compensation in fiscal 2010 generally remained flat as compared to 2008 and 2009. Base salaries for most Named Executive Officers were frozen at 2008 levels for 2009 and 2010. Following the Acquisition, however, the base salary for Michael P. Ryan, then President and CEO, was increased by approximately 6%. At the beginning of 2010, the Committee established threshold performance goals for company performance under the Annual Incentive Plan which were met.

Fiscal 2010 Key Developments

The following are key developments in 2010 relating to compensation for executive officers:

•	Base salaries for most executive officers remained unchanged in 2010 following the decision by the Committee to freeze base salaries in 2008.

•	In July 2010, the base salary for William A. Braman was increased by approximately 16%, when he was named Senior Vice President and Chief Operating Officer.

•	The following events occurred at the effective date of the Acquisition on December 21, 2010:

•	vested stock options and vested restricted stock units held by our executive officers were cashed out upon closing;

•	all unvested stock options and restricted stock units held by our executive officers were assumed by Finn;

•	all unvested performance based restricted stock units were converted to time-based restricted stock units of Finn; and

•	all underwater stock options (both vested and unvested) were cancelled.

•	Following the Acquisition, the base salary for Michael P. Ryan, then President and CEO, was increased by approximately 6% to $450,000 in December 2010.

Overview of the Executive Compensation Program

Historically, the Committee regularly reviewed and approved our company’s executive compensation strategy and principles to ensure they were aligned with our business strategy and objectives, stockholder interests and corporate culture and appropriately promoted the objectives of the Committee’s compensation philosophy. The Committee annually reviewed and approved corporate goals and objectives relevant to all compensation elements for the Chief Executive Officer and other executive officers, evaluated their performance in light of those goals and objectives, and set compensation levels based on the evaluations. The Committee received and considered input from the Chief Executive Officer and the Senior Vice President of Human Resources with respect to all elements of compensation for executive officers (other than those officers’ own compensation), including recommendations for salary adjustments, annual incentive plans and long-term incentive awards. However, the Committee exercised its discretion in modifying any recommended adjustments or awards to the other executive officers. The Chief Executive Officer, the Senior Vice President of Human Resources, and the Senior Vice President, General Counsel & Corporate Secretary participated in Committee meetings on a regular basis, reviewed compensation matters and provided responses to Committee member questions. The Committee held executive sessions without members of management present at least quarterly, but typically six times per year.

In making compensation decisions, the Committee reviewed the amount of total targeted compensation executive officers are eligible to receive, actual amounts of total compensation paid to each executive officer and the amount of wealth generated through employment service. This Compensation Discussion and Analysis provides a discussion of the Committee’s compensation philosophy and practices for 2010, the elements of compensation of the Chief Executive Officer and the other executive officers who are listed in the Summary Compensation Table that follows (collectively, the “Named Executive Officers”), why those elements were selected and how they were applied and implemented by the Committee.

Thus far in 2011, the Board of Directors of CBLC has been principally responsible for establishing and making decisions with respect to the compensation decisions for our named executive officers.

Compensation Consultants

The Committee did not retain a compensation consultant in 2010.

Risk Associated with Compensation Policies

We believe that our compensation policies represent an appropriate balance of incentives and compensation approaches and do not encourage our executives to take unnecessary or excessive risks when managing our business. The Committee previously conducted an internal risk assessment of our compensation policies and practices. This risk assessment included the risks associated with compensation practices for the Named Executive Officers and all employees covered by our compensation policies. As a part of this review, the Committee reviewed the annual bonus opportunity and performance-based restricted stock units, the clawback provisions under the 2005 Stock Incentive Plan and the 2008 Omnibus Stock Incentive Plan (“Stock Incentive Plan”) and the executive stock ownership requirement. As a result of this review, the Committee concluded that our equity awards were directly aligned with long-term stockholder interests through their link to our stock price and multi-year vesting schedules. The clawback provisions that require return and/or forfeiture of performance-based payments or awards in the event they are based upon metrics that are reversed due to a restatement or reclassification reinforces the accuracy of our financial statements and encourages executives to focus on maintaining accurate books and records and on complying with relevant accounting policies. Since the risk assessment was concluded, we have not altered our compensation policies and practices in a manner that we believe would materially affect their risk profile.

Objectives of the Executive Compensation Program

The primary objective of our executive compensation program in 2010 was to align the wealth creation opportunity of the Named Executive Officers with increases in stockholder value. The Committee considered the attendant impact on stockholder value when making compensation decisions for Named Executive Officers. The Committee used various measures of stockholder value in its assessment, including but not limited to: earnings before interest, taxes, depreciation and amortization (“EBITDA”); earnings per share (“EPS”); cash flow from operations; net income; and share price.

Additionally, another objective of our executive compensation program in 2010 was to attract and retain first-class management talent from transportation, manufacturing and other industries who are capable of developing and executing our strategic plan.

Executive Compensation in 2010 Was Designed to Reward Company Performance

Our 2010 executive compensation program was designed to reward company performance and the contributions made by the Named Executive Officers. At least 62% of the target total compensation granted to each Named Executive Officer in 2010 was performance-based and contingent upon the achievement of certain company-wide operational and financial metrics. The ACL board of directors approved the metrics in 2010 on a fiscal-year basis within the process of its approving our company’s overall annual budget. The metrics, individually and together, were quantifiable and measurable, not qualitative. The specific metrics for 2010, included EPS; EBITDA; cash flow from operations; safety; environmental; contribution per barge day (both liquid and dry); and hours worked per ton of steel. These metrics were intended to align executive compensation with attainment of the company’s goals by rewarding achievement of metrics used by the ACL board of directors to evaluate our company’s performance.

Components of Named Executive Officer Compensation

In 2010, there were three main components to compensation for Named Executive Officers:

•	Cash Compensation—Base Salary;

•	Cash Compensation—Annual Bonus Opportunity; and

•	Equity Compensation—Restricted Stock Units and Stock Options.

Why the Company Chose to Pay Each Element

Cash Compensation—Base Salary

In 2010, each Named Executive Officer received a base salary commensurate with the scope and responsibility of his/her position. As discussed below, the base salary was established giving due consideration to the Named Executive Officer’s knowledge, experience, expertise and abilities. The Named Executive Officer’s expected contributions and general market conditions were also considered.

Each Named Executive Officer had the opportunity to receive increases and, in certain circumstances, decreases in base salary based on individual performance and company performance; however, changes in executive compensation were generally provided through performance-oriented components of executive compensation.

The Committee believed that offering competitive base salaries in 2010 was necessary to attract and retain talented executives who help maximize the short and long-term value of our company.

Cash Compensation—Annual Bonus Opportunity

In 2010, each Named Executive Officer had the opportunity to benefit from our company’s performance that met or exceeded approved performance targets through participation in our annual cash bonus program. The 2010 annual bonus program was intended to tie executive compensation to our company’s performance by making payments contingent upon the achievement of performance-based metrics.

The Committee believed the annual performance-based bonuses were an important element of 2010 compensation because they rewarded excellent performance and encouraged the Named Executive Officers to continue to strive for a high level of company performance.

Equity Compensation—Restricted Stock Units and Stock Options

Each Named Executive Officer had the opportunity in 2010 to participate in the long-term equity performance of our company through the receipt of restricted stock units and stock options granted pursuant to our Stock Incentive Plan. The long-term incentive award for each Named Executive Officer consisted of (i) options to purchase shares of our common stock, (ii) time-based restricted stock units and (iii) performance-based restricted stock units.

The Committee granted stock options and time-based restricted stock units to motivate Named Executive Officers to align their interests with the interests of our stockholders and to focus on the long-term performance of the business.

The Committee granted performance-based restricted stock units to tie Named Executive Officer compensation to the performance of our company and to motivate and focus Named Executive Officer activity over the course of several years.

In 2010, the Committee believed that equity compensation was an important factor with respect to the retention of the Named Executive Officers and the alignment of their interests with those of our stockholders. Such equity compensation provided an incentive that focused the Named Executive Officers’ attention on managing our company from the perspective of an owner with an equity stake in the business.

How the Company Determines the Amount for Each Element

Base Salary

The Committee determined each Named Executive Officer’s base salary through the assessment of our company’s needs and what the market required to fulfill those needs. In 2010, the Committee considered our company’s existing compensation structure and determined the appropriate compensation for desired levels of responsibility. The Committee did not apply a formula for determining base salary or annual changes to base salary levels.

The base salaries for Named Executive Officers, including the Chief Executive Officer (the “CEO”), were determined by the Committee based on several factors, including but not limited to:

•	The nature and responsibility of the position;

•	The experience and performance of the individual Named Executive Officer; and

•	The recommendations of the CEO and Senior Vice President of Human Resources (except with regard to their own salaries).

The factors considered by the Committee are not assigned specific weights. In 2008, the Committee entered into offer letters with Messrs. Ryan, Pilholski and Spriggle and Ms. Landry. When determining the initial base salary for each of these Named Executive Officers, the Committee considered the factors listed above. The offer letters of each of the Named Executive Officers are described under “Employment Agreements.” Their base salaries earned for 2010 are shown in the “Salary” column of the Summary Compensation Table.

As discussed above, in light of the current economic conditions, the Committee decided in 2008 to freeze base salaries for 2009. In 2009, the Committee continued the base salary freeze for 2010.

Cash Compensation—Annual Bonus Opportunity

Each Named Executive Officer has a specified target percentage of his/her base salary that determines the targeted annual bonus opportunity. The Named Executive Officer has the ability to exceed or fall short of his/her targeted annual bonus opportunity within a specified band. For the annual cash bonus opportunity in 2010, a Named Executive Officer earned 50% of his targeted annual bonus if our company achieved a level of performance equal to approximately 95% of the established base-line performance criteria and could earn up to 150% of a targeted annual bonus if we achieved a level of performance equal to approximately 120% of the established base-line performance criteria. If we achieved less than approximately 95% of the established baseline performance, then no payout was made. Each of the established performance criteria was measured individually, and it was possible to achieve various percentages of each individual performance metric.

The 2010 cash bonuses paid to the Named Executive Officers were based on our Annual Incentive Plan (the “AIP”). We considered a combination of financial measures and business objectives when determining 2010 bonuses. The financial measures (75% of the total) included EPS (25%), EBITDA (25%) and cash flow from operations (25%) (the “Budgeted Financial Measures”). The remaining 25% was tied to the achievement of the following business objectives: safety (10%); environmental (5%); contribution per barge day-liquid (2.5%); contribution per barge day-dry (2.5%); and hours worked per ton of steel (5%) (the “Budgeted Business Objectives” and together with the Budgeted Financial Measures, the “Budgeted Performance Goals”). Under the terms of the AIP, no bonuses may be paid unless we meet the minimum level performance criteria for cash flow from operations and either EBITDA or EPS.

An individual’s target award opportunity is calculated based upon a percentage of base salary determined by job level and the achievement of the defined Budgeted Performance Goals. The actual amounts of incentive awards are calculated using the following formula:

Actual Base Salary Earnings    x    Target Award Opportunity    x    Overall Performance Score

Pursuant to the terms of the AIP, we may adjust incentive awards upward or downward by up to 20% based on performance. However, the net of these adjustments may not increase the total bonus award.

For fiscal year 2010, the Target Award Opportunities for the Named Executive Officers ranged from 57% to 75% of actual base salary depending on position. For performance in fiscal year 2010, we paid a total of approximately $1.3 million to Named Executive Officers and a total of approximately $19.2 million to all employees under the AIP.

The Committee set the Budgeted Performance Goals based on projections of the Budgeted Financial Measures and the Budgeted Business Objectives.

In 2010, the Committee established Budgeted Performance Goals that required achievement of $0.02 for EPS, $90,010,000 for EBITDA and $73,676,000 for cash flow. In addition, the Committee established Budgeted Business Objectives that required exceptional performance to ensure that the annual bonus payment maintains its performance-based nature and does not become and is not perceived as an entitlement. In 2010, we achieved $1.24 for EPS, $112,432,000 for EBITDA and $98,092,000 for cash flow. Accordingly, the Named Executive Officers received in 2011 pay outs from the 2010 Annual Incentive Plan based on achievement of between 50% and 150% of the various performance targets for 2010 performance. For 2010, the average payout to the Named Executive Officers was approximately 134% of target award opportunity.

Cash bonus information for the Named Executive Officers is shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Equity Compensation—Restricted Stock Units and Stock Options

As discussed above, the Committee granted annual equity awards to Named Executive Officers consisting of (i) options to purchase shares of our common stock, (ii) time-based restricted stock units and (iii) performance-based restricted stock units. The Committee allocated these three types of equity grants into three components of compensation and weighted them to place the primary focus on aligning executive equity with stockholder value.

Each Named Executive Officer had a targeted percentage of his or her base salary that determined the potential value of that year’s equity grant. The targeted percentage was determined based upon an assessment of the Named Executive Officer’s grade level and a discretionary assessment of performance, the Named Executive Officer’s ability to impact the company-wide results, and the Named Executive Officer’s anticipated future contributions.

Stock options comprised 50% of the value of equity compensation and were granted with exercise prices equal to the fair market value of our common stock on date of grant and with respect to a number of shares determined utilizing a Black-Scholes option valuation method. Stock options were scheduled to vest ratably over three years, and generally expire ten years from the date of grant.

Time-based restricted stock units comprised 25% of the value of equity compensation. Time-based restricted stock units were scheduled to vest in a cliff fashion on the third anniversary of the date of the grant.

Performance-based restricted stock units comprised 25% of the value of equity compensation. The performance-based restricted stock units were scheduled to cliff vest in three years, assuming that the established annual performance metrics were met, on a cumulative basis, for the three-year period. The relevant annual performance metrics for each of the three years are the EPS and EBITDA metrics approved for the annual bonus opportunity. A shortfall in performance in any year of the three year period can be made up by above target performance in later years.

In 2010, the Committee reviewed the terms of the performance-based restricted stock unit awards and determined that common business practice allowed for graded vesting of performance-based restricted stock unit awards. Graded vesting provides the opportunity for a portion of the award to be paid after the three year period, commencing with performance equal to 80% of plan. However, the graded vesting requires performance of 120% of plan to earn a 100% payout of the performance units. Given the uncertain economic times, the Committee believed graded vesting provided reasonable targets that were achievable, but made it more difficult to achieve 100% vesting. At the end of the three-year performance period, payments, if any, would be made as follows:

•	80% of performance equates to 50% of performance share units vesting.

•	100% of performance equates to 75% of performance share units vesting.

•	120% of performance equates to 100% of performance share units vesting.

At the close of the Acquisition, the executive officers’ unvested stock options and restricted stock units that had not lapsed prior to the closing date were assumed by Finn, except that any of their underwater stock options were cancelled for no consideration. The performance-based restricted stock units were assumed as time-vested restricted stock units based on the same vesting schedule as the time-based restricted stock units granted on the same date as the respective performance-based restricted stock units.

The grant date fair value of restricted stock, restricted stock units and securities underlying stock options awarded to Named Executive Officers expensed in fiscal years 2010, 2009 and 2008 in compliance with FASB ASC Topic 718 are reported in the Summary Compensation Table.

How Does Each Element and the Company’s Decisions Regarding the Element Fit Into the Company’s Overall Compensation Objectives and Affect Decisions Regarding Other Elements?

In 2010, the Committee sought to provide an opportunity to the Named Executive Officers to create wealth as stockholder value increased. To this end, a substantial portion of Named Executive Officer compensation was based on the annual and long-term achievement of measurable operating and financial metrics. Achievement of these performance metrics had a material impact on a Named Executive Officer’s wealth creation opportunity and annual cash compensation.

In 2010, the Committee believed that the Named Executive Officers should expect to receive the majority of their compensation through components that are at risk and that annual compensation should be secondary to long-term wealth creation through the appreciation of equity.

We designed our 2010 compensation program to be related to performance to assist us in tying the wealth creation of the Named Executive Officers to increases in stockholder value.

Of note, the Committee regularly received and reviewed executive compensation tally sheets at its Committee meetings. The tally sheets allowed the Committee to continuously monitor compensation and wealth creation vis-à-vis performance.

Executive Compensation Policies

The following section describes executive compensation policies that were in effect on December 31, 2010, following the December 21, 2010 merger by which we became a privately held company. We anticipate that executive compensation matters will be handled in a less formal manner in the future, as has been the case thus far in 2011.

Perquisites and Other Personal Benefits

As a general rule, we have not historically provided perquisites and other personal benefits to our Named Executive Officers. However, after the Acquisition, Mr. Ryan was granted a company car at no cost to him.

Compensation of the Chief Executive Officer

After the Acquisition, Mr. Ryan was given a 6% raise to receive a base salary of $450,000 per year. For a detailed description of Mr. Ryan’s employment letter agreement, see the section entitled “—Employment Agreements—Michael P. Ryan.”

Mr. Ryan’s annual incentive bonus for fiscal year 2010, paid in 2011, was $442,491 which represents approximately 138% of his targeted bonus opportunity. As a participant in the AIP, Mr. Ryan’s annual incentive bonus was based on our financial performance and accomplishment of key objectives set forth in the AIP as described in the section entitled “—Why the Company Chose to Pay Each Element—Cash Compensation—Annual Bonus Opportunity.”

Mr. Ryan received long-term incentive awards in amounts determined by the Committee in accordance with the factors described above for all Named Executive Officers. In 2010, Mr. Ryan received options to purchase 22,281 shares of our common stock, 7,242 time-based restricted stock units and the opportunity to receive 7,242 performance-based restricted stock units in his capacity as Chief Executive Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(6)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)		Total ($)
Michael P. Ryan* President and Chief Executive Officer	2010 2009 2008	$425,769 425,000 408,333	$	— — —	$278,944 169,611 162,376	$318,763 322,096 1,289,919	$442,491 177,894 251,888	$29,882 19,419 20,678	$10,497 16,960 9,200	(3)	$1,506,346 1,130,980 2,142,394

Thomas R. Pilholski* Sr.Vice President, Chief Financial Officer and Treasurer	2010 2009 2008	325,000 325,000 255,000		— — —	142,245 86,464 —	162,493 164,206 569,594	248,820 106,109 138,783	— — —	9,800 9,800 22,659	(4)	888,358 703,253 986,036

William A. Braman* Sr. Vice President and Chief Operating Officer	2010	230,256		—	70,603	80,646	181,329	—	10,336	(5)	573,169

Dawn R. Landry Sr. Vice President and General Counsel	2010 2009 2008	225,000 225,000 144,087		— — —	98,671 59,858 —	112,492 113,680 —	202,659 93,865 78,418	— — —	9,800 9,800 5,250	(4)	648,622 489,960 227,755

Richard W. Spriggle* Former Sr. Vice President, Human Resources	2010 2009	250,000 250,000		— —	109,428 66,515	124,982 126,310	225,176 97,040	— —	9,800 53,286	(4)	719,386 586,802

*	Mr. Ryan’s employment ended on July 28, 2011; Mr. Pilholski’s employment ended on April 5, 2011; Mr. Braman’s employment ended on October 3, 2011; and Mr. Spriggle’s employment ended on March 10, 2011.

(1)	AIP payments received February 25, 2011 for year 2010 performance.

(2)	As of December 31, 2010, represents 12 months from previous valuation date of December 31, 2009.

(3)	Includes protection services of $697 and $9,800 in 401(k) contributions.

(4)	Company 401(k) contributions.

(5)	Includes relocation expenses of $536 and $9,800 in 401(k) contributions.

(6)	Dollar values reflect the aggregate grant date fair value of equity awards granted within the fiscal year in accordance with the FASB Accounting Standards Codification Topic 718 for stock-based compensation (Formerly FAS 123R). For a discussion of the assumptions used in determining these values, see Note 11 to our 2010 audited financial statements included elsewhere in this prospectus.

Employment Agreements

Michael P. Ryan

On March 12, 2008, we entered into an employment letter agreement with Michael P. Ryan, our former President and Chief Executive Officer. Under the terms of his employment letter agreement, Mr. Ryan: (a) received a base salary of $425,000 per year, subject to annual increases, if any, at our discretion, (b) was eligible to receive an annual target bonus beginning of 75% of his base salary subject to meeting certain performance criteria, and (c) was eligible to receive any other perquisites and benefits offered to our other executives. Mr. Ryan’s employment letter agreement also included post-employment provisions which are summarized in the section entitled “Post-Employment Provisions.” Mr. Ryan’s employment with us ended on July 28, 2011.

Thomas R. Pilholski

On March 18, 2008, we entered into an employment letter agreement with Thomas R. Pilholski, our former Senior Vice President and Chief Financial Officer. Under the terms of his employment letter agreement, Mr. Pilholski: (a) received a base salary of $325,000 per year, subject to annual increases, if any, at our discretion, (b) was eligible to receive an annual target bonus of 65% of his base salary subject to meeting certain performance criteria, and (c) was eligible to receive any other perquisites and benefits offered to our other executives. Mr. Pilholski’s employment letter agreement also included post-employment provisions which are summarized in the section entitled “Post-Employment Provisions.” Mr. Pilholski’s employment with us ended on April 5, 2011.

William A. Braman

In July 2010, we entered into an updated employment letter agreement with William A Braman, upon his promotion to Senior Vice President and Chief Operating Officer. Under the terms of his employment letter agreement, Mr. Braman: (a) received a base salary of $250,000 per year, subject to annual increases, if any, at our discretion, (b) was eligible to receive an annual target bonus of 65% of his base salary subject to meeting certain performance criteria, and (c) was eligible to receive target Long-Term Incentive opportunity equal to 100% of annual base earnings, subject to approval by our board of directors. Mr. Braman’s employment letter agreement also included post-employment provisions which are summarized in the section entitled “Post-Employment Provisions.” Mr. Braman’s employment with us ended on October 3, 2011.

Dawn R. Landry

On April 25, 2008, we entered into an employment letter agreement with Dawn R. Landry, our Senior Vice President and General Counsel. Under the terms of her employment letter agreement, Ms. Landry: (a) receives a base salary of $225,000 per year, subject to change from time to time based on job performance, (b) is eligible to receive an annual AIP target bonus of up to 65% of her annual base earnings subject to meeting certain performance criteria, and (c) is eligible to receive target Long-Term Incentive opportunity equal to 100% of annual base earnings, subject to approval by our board of directors.

Richard W. Spriggle

On October 28, 2008, we entered into an employment letter agreement with Richard W. Spriggle, our former Senior Vice President, Human Resources. Under the terms of his employment letter agreement, Mr. Spriggle: (a) received a base salary of $250,000 per year, subject to change from time to time based on job performance, (b) was eligible to receive an annual target bonus of 65% of his base salary subject to meeting certain performance criteria, and (c) was eligible to receive target Long-Term Incentive opportunity equal to 100% of annual base earnings, subject to approval by our board of directors. Mr. Spriggle’s employment letter agreement also included post-employment provisions which are summarized in the section entitled “Post-Employment Provisions.” Mr. Spriggle’s employment with us ended on March 10, 2011.

Grants of Plan-Based Awards

									All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Stock Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of the Equity Award ($) (l)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Michael P. Ryan*
	2/15/2010 (1)	$159,663	$319,327	$478,990
	2/15/2010				3,621	5,432	7,242	(2)			$22.01	$119,547
	2/15/2010								7,242		$22.01	$159,396
	2/15/2010									22,281	$22.01	$318,763

Thomas R. Pilholski*
	2/15/2010 (1)	$105,625	$211,250	$316,875
	2/15/2010				1,847	2,770	3,693	(2)			$22.01	$60,962
	2/15/2010								3,693		$22.01	$81,283
	2/15/2010									11,358	$22.01	$162,493

William A. Braman*
	2/15/2010 (1)	$74,833	$149,666	$224,500
	2/15/2010				917	1,375	1,833	(2)			$22.01	$30,258
	2/15/2010								1,833		$22.01	$40,344
	2/15/2010									5,637	$22.01	$80,646

Dawn R.Landry
	2/15/2010 (1)	$73,125	$146,250	$219,375
	2/15/2010				1,278	1,917	2,556	(2)			$22.01	$42,193
	2/15/2010								2,566		$22.01	$56,478
	2/15/2010									7,863	$22.01	$112,492

Richard W. Spriggle*
	2/15/2010 (1)	$81,250	$162,500	$243,750
	2/15/2010				1,421	2,131	2,841	(2)			$22.01	$46,898
	2/15/2010								2,841		$22.01	$62,530
	2/15/2010									8,736	$22.01	$124,982

*	Mr. Ryan’s employment ended on July 28, 2011; Mr. Pilholski’s employment ended on April 5, 2011; Mr. Braman’s employment ended on October 3, 2011; and Mr. Spriggle’s employment ended on March 10, 2011.
(1)	The Committee adopted the AIP on February 15.2010. These amounts are based on the Named Executive Officer’s annual salary.
(2)	The P-RSUs listed in column h (maximum) were converted to RSUs with no performance metric required upon the completion of the Acquisition.
(3)	The number of shares/units/options and cost per share were converted upon completion of the Acquisition pro rata based on a new share price of $460/share.

On February 15, 2010, the Committee approved grants of long-term incentive awards under our Stock Incentive Plan to certain employees. The long-term incentive award for each Named Executive Officer consisted of (i) options to purchase shares of our common stock, (ii) time-vested restricted stock units and (iii) performance-based restricted stock units. The number of shares included in each award and the option exercise price were calculated based upon the closing price of our Common Stock on February 15, 2010.

Performance-based restricted stock units. The performance-based restricted stock units were scheduled to vest in full on February 15, 2013 subject to the Named Executive Officer’s continued employment with our company or any subsidiary or affiliate and the satisfaction of certain pre-established performance measures in fiscal years 2010, 2011 and 2012 based upon achievement of annual EBITDA and EPS performance targets set for each year of the three-year performance period. No shares of performance-based restricted stock units were eligible to vest prior to the end of the three-year performance period unless the recipient died or became totally and permanently disabled, or upon a change in control as set forth below. Graded vesting of the performance-based restricted stock units provided the Named Executive Officers the opportunity for a portion of the award to be paid after the three-year period, commencing with performance equal to 80% of plan. However, the graded vesting required performance of 120% of plan to earn a 100% payout of the performance units. In the Acquisition, the executive officers’ unvested restricted stock units that had not lapsed before the closing date were assumed by Finn. The performance-based restricted stock units were assumed as time-vested restricted stock units based on the same vesting schedule as the time-based restricted stock units granted on the same date as the respective performance-based restricted stock units, discussed below.

Time-vested restricted stock units. The time-vested restricted stock units vest in full on February 15, 2013 (the “Vesting Date”) subject to the Named Executive Officer’s continued employment through and including the Vesting Date.

If before the vesting of the stock options, time-vested restricted stock units or performance-based restricted stock units (each, a “Grant”), the Named Executive Officer’s employment is terminated due to death or total and permanent disability or, in the event of a change of control, without cause within one year of the change in control event, the Grant will become fully vested.

Stock options. The stock options granted to each Named Executive Officer become exercisable in three equal annual installments beginning on February 15, 2011. The exercise price of the stock options is equal to the closing price of our common stock on February 15, 2010 ($22.01 per share), the date of grant. The stock options expire on the earlier of: (a) February 15, 2020; or (b) to the extent the stock options are vested, the date that is one day following the date the optionee’s employment’s terminated for Cause (as defined in the applicable Stock Option Agreement). In the Acquisition, the executive officers’ unvested stock options that had not lapsed before the closing date were assumed by Finn.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration	Number of Shares of Units of Stock That Have Not Vested		Market Value of Shares of Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Exercisable	Unexercisable		(#)	($)	Date	(#)		($)(1)	($)		($)(2)
Michael P. Ryan*	—	2,468.68	(3)	—	$138.84	3/9/2019	—		—	—		—
	—	532.80	(4)	—	$306.81	2/15/2020	—		—	—		—
	—	—		—	—	—	81.71	(5)	$37,587	—		—
	—	—		—	—	—	1,147.89	(6)	$528,029	—		—
	—	—		—	—	—	519.53	(7)	$238,984	—		—
	—	—		—	—	—	—		—	81.71	(8)	$37,587
	—	—		—	—	—	—		—	1,147.89	(9)	$528,029
	—	—		—	—	—	—		—	519.53	(10)	$238,984

Thomas R. Pilholski*	—	1,259	(11)	—	$138.84	3/9/2019	—		—	—		—
	—	815	(12)	—	$306.81	2/15/2020	—		—	—		—
	—	—		—	—	—	585.17	(13)	$269,178	—		—
	—	—		—	—	—	264.93	(14)	$121,868	—		—
	—	—		—	—	—	—		—	585.17	(15)	$269,178
	—	—		—	—	—	—		—	264.93	(16)	$121,868

William A. Braman*	—	624.41	(17)	—	$138.84	3/9/2019	—		—	—		—
	—	404.39	(18)	—	$306.81	2/15/2020	—		—	—		—
	—	—		—	—	—	290.32	(19)	$133,547	—		—
	—	—		—	—	—	131.49	(20)	$60,485	—		—
	—	—		—	—	—	—		—	290.32	(2)	$133,547
	—	—		—	—	—	—		—	131.49	(22)	$60,485

Dawn R. Landry	—	871	(29)	—	$138.84	3/9/2019	—		—	—		—
	—	564.08	(30)	—	$306.81	2/15/2020	—		—	—		—
	—	—		—	—	—	405.11	(31)	$186,351	—		—
	—	—		—	—	—	183.36	(32)	$84,346	—		—
	—	—		—	—	—	—		—	405.11	(33)	$186,351
	—	—		—	—	—	—		—	183.36	(34)	$84,346

Richard W. Spriggle*	—	968	(23)	—	$138.84	3/9/2019	—		—	—		—
	—	626.71	(24)	—	$306.81	2/15/2020	—		—	—		—
	—	—		—	—	—	450.16	(25)	$207,074	—		—
	—	—		—	—	—	203.81	(26)	$93,753	—		—
	—	—		—	—	—	—		—	450.16	(27)	$207,074
	—	—		—	—	—	—		—	203.81	(28)	$93,753

*	Mr. Ryan’s employment ended on July 28, 2011; Mr. Pilholski’s employment ended on April 5, 2011; Mr. Braman’s employment ended on October 3, 2011; and Mr. Spriggle’s employment ended March 10, 2011.
(1)	All values in this column are based on an estimated fair market value of $460 per share as of December 31, 2010.
(2)	All values in this column are based on an estimated fair market value of $460 per share as of December 31, 2010.
(3)	On March 9, 2009, Mr. Ryan received 3,703.02 stock options. 1,234.34 options vested on the first anniversary. 1,234.34 options will vest on the second and third anniversaries.
(4)	On February 15, 2010, Mr. Ryan received 1,598.41 stock options. 532.80 options will vest on the first and second anniversaries. 532.81 options will vest on the third anniversary.

(5)	On February 21, 2008, Mr. Ryan received an award of 81.71 time-vested restricted units. The units vest on February 21, 2011.
(6)	On March 9, 2009, Mr. Ryan received an award of 1,147.89 time-vested restricted units. The units vest on March 9, 2012.
(7)	On February 15, 2010, Mr. Ryan received an award of 519.53 time-vested restricted units. The units vest on February 15, 2013.
(8)	Units vest on February 21, 2011. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(9)	Vest on March 9, 2012. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(10)	Units vest on February 15, 2013. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(11)	On March 9, 2009, Mr. Pilholski received 1,887.89 stock options. 629.30 options vested on the first anniversary. 629.29 options will vest on the second anniversary and 629.30 on the third anniversary.
(12)	On February 15, 2010, Mr. Pilholski received 814.81 stock options. 271.60 options will vest on the first anniversary. 271.60 options will vest on the second anniversary and 271.60 on the third anniversary.
(13)	On March 9, 2009, Mr. Pilholski received an award of 585.17 time-vested restricted units. The units vest on March 9, 2012.
(14)	On February 15, 2010, Mr. Pilholski received an award of 264.93 time-vested restricted units. The units vest on February 15, 2013.
(15)	Units vest on March 9, 2012. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(16)	Units vest on February 15, 2013. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(17)	On March 9, 2009, Mr. Braman received 936.61 stock options. 312.20 options vested on the first anniversary. 312.20 options will vest on the second anniversary and 312.21 on the third anniversary.
(18)	On February 15, 2010, Mr. Braman received 404.39 stock options. 134.79 options will vest on the first anniversary. 134.80 options will vest on the second anniversary and 134.80 on the third anniversary.
(19)	On March 9, 2009, Mr. Braman received an award of 290.32 time-vested restricted units. The units vest on March 9, 2012.
(20)	On February 15, 2010, Mr. Braman received an award of 131.49 time-vested restricted units. The units vest on February 15, 2013.
(21)	Vest on March 9, 2012. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(22)	Units vest on February 15, 2013. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(23)	On March 9, 2009, Mr. Spriggle received 1,452.16 stock options. 484.05 options vested on the first anniversary. 484.05 options will vest on the second anniversary and 484.06 on the third anniversary.
(24)	On February 15, 2010, Mr. Spriggle received 626.71 stock options. 208.90 options will vest on the first anniversary. 208.90 options will vest on the second anniversary and 208.91 on the third anniversary.
(25)	On March 9, 2009, Mr. Spriggle received an award of 450.16 time-vested restricted units. The units vest on March 9, 2012.
(26)	On February 15, 2010, Mr. Spriggle received an award of 203.81 time-vested restricted units. The units vest on February 15, 2013.
(27)	Units vest on March 9, 2012. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.

(28)	Units vest on February 15, 2013. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(29)	On March 9, 2009, Ms. Landry received 1,307.01 stock options. 435.67 options vested on the first anniversary. 435.67 options will vest on the second anniversary and 435.67 on the third anniversary.
(30)	On February 15, 2010, Ms. Landry received 564.08 stock options. 188.02 options will vest on the first anniversary. 188.03 options will vest on the second anniversary and 188.03 on the third anniversary.
(31)	On March 9, 2009, Ms. Landry received an award of 405.11 time-vested restricted units. The units vest on March 9, 2012.
(32)	On February 15, 2010. Ms. Landry received an award of 183.36 time-vested restricted units. The units vest on February 15, 2013.
(33)	Vest on March 9, 2012. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.
(34)	Units vest on February 15, 2013. These performance-based units were converted to time-vested restricted stock units upon acquisition by Finn.

Option Exercises and Stock Vested

	Option Awards (1)		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Received on Vesting
Name	(#)	($)	(#)	($)
Michael P. Ryan*	17,206	$396,426	477	$10,499
Thomas R. Pilholski*	8,771	$202,084	—	$—
William A. Braman*	4,352	$100,270	—	$—
Dawn R. Landry	6,072	$139,899	—	$—
Richard W. Spriggle*	6,747	$155,451	—	$—

*	Mr. Ryan’s employment ended on July 28, 2011; Mr. Pilholski’s employment ended on April 5, 2011; Mr. Braman’s employment ended on October 3, 2011; and Mr. Spriggle’s employment ended on March 10, 2011.
(1)	All options granted prior to 2009 were canceled in connection with the Acquisition. All shares listed as acquired were canceled and cashed out at the Acquisition closing date.

Pension Benefits

		Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Name	Plan Name	(#)	($)	($)
Michael P. Ryan*	ACL LLC Pension Plan	5	$96,187	—

*	Mr. Ryan’s employment ended on July 28, 2011.

Salaried Employee Pension Plans

Retirement benefits from our funded and unfunded non-contributory pension plans are based on both length of service and compensation levels. The compensation covered by the pension plans is compensation paid by ACL LLC to a participant on a regular monthly or annual salary basis, including bonuses or similar awards for personal services rendered in a position that is not under the scope of a labor agreement prior to 2000. Compensation items listed in the Summary Compensation Table covered by the pension plans are salary and bonus. Benefits earned before February 1, 2000 are computed at the time of retirement under a defined benefit formula based on years of service and average salary and bonus for the highest 60 consecutive months of service, computed without regard to additional payments in stock. Benefits earned after February 1, 2000 are computed based on career-average base salary only. The pension plan provides for normal retirement at age 65, and, subject to certain eligibility requirements, early retirement beginning at age 55 is permitted with reduced pension payments.

The Internal Revenue Code imposes certain limitations on compensation and benefits payable from tax-qualified pension plans.

Post-Employment Provisions

Mr. Ryan’s employment letter agreement provided that if his employment was terminated after a “change-in-control,” (as defined in the Stock Option Agreement), certain options granted to Mr. Ryan pursuant to the offer letter became 100% vested and exercisable. The employment letter agreement also provided that Mr. Ryan would be entitled to twelve months severance as well as a pro-rated annual bonus paid in one lump sum, not to exceed 100% of the payout, in the year of termination if his employment is involuntarily terminated without cause or if Mr. Ryan terminated his employment for “good reason” (as defined in the employment letter agreement). Mr. Ryan was not entitled to severance pay for separations that were the result of voluntary termination, discharge for performance, death, retirement or permanent disability. Mr. Ryan was entitled to these benefits as a result of his termination on July 28, 2011.

Mr. Pilholski’s employment letter agreement provided that if his employment was terminated involuntarily without cause or if he terminated employment for “good reason” (as defined in the Stock Option Agreement), certain options granted to Mr. Pilholski pursuant to the offer letter became 100% vested and exercisable. The employment letter agreement also provided that Mr. Pilholski would be entitled to twelve months severance as well as a pro-rata annual bonus paid in one lump sum, not to exceed 100% of the payout, in the year of termination (based on company performance achievement at that time) if his employment was involuntarily terminated without cause or if Mr. Pilholski terminated his employment for “good reason” (as defined in the employment letter agreement). Mr. Pilholski was not entitled to severance pay for separations that were the result of voluntary termination, discharge for cause, death, retirement or permanent disability. Mr. Pilholski was entitled to these benefits as a result of his termination on April 5, 2011.

Mr. Braman’s employment letter agreement provided that if his employment was terminated involuntarily without cause or if he terminated employment for “good reason” (as defined in the employment letter agreement), Mr. Braman would be entitled to twelve months severance. Mr. Braman was not entitled to severance pay for separations that were the result of voluntary termination, discharge for cause, death, retirement or permanent disability. Mr. Braman was entitled to these benefits as a result of his termination on October 3, 2011.

Mr. Spriggle’s employment letter agreement provided that if his employment was terminated involuntarily without cause or if he terminated employment for “good reason” (as defined in the employment letter agreement), Mr. Spriggle would be entitled to twelve months severance. Mr. Spriggle was entitled to these benefits as a result of his termination on March 10, 2011.

Upon a “change in control” (as defined in the applicable nonqualified stock option agreement, incentive stock option agreement, restricted stock award agreement and restricted stock unit award agreement), any restricted stock and restricted stock units granted prior to 2009 will fully lapse for each of the Named Executive Officers.

Upon a termination without cause within one year of a “change in control” (as defined in the applicable nonqualified stock option agreement, incentive stock option agreement, restricted stock award agreement and restricted stock unit award agreement), any outstanding options granted during or after 2009 will immediately become fully vested and any restricted stock and restricted stock units granted during or after 2009 will fully lapse for each of the Named Executive Officers.

The closing of the Acquisition on December 21, 2010 was a change of control event according to the terms of certain agreements with the Named Executive Officers as well as in the applicable nonqualified stock option agreement, incentive stock option agreement, restricted stock award agreement and restricted stock unit award agreement. Accordingly, any termination prior to December 21, 2011 would include benefits resulting from the change of control provisions of those agreements. The following table sets forth sums the Named Executive Officers would be entitled to in the event of a termination without cause or with good reason and in the event of a voluntary termination, in each case, occurring on December 31, 2010.

	Termination Without Cause or for Good Reason following a Change of Control					Any Other Termination
Name	Salary	Equity Awards*(1)		Prorated Bonus		Salary	Option
Michael P. Ryan**	450,000	2,620,006	(2)	318,750	(7)	—	—
Thomas R. Pilholski**	325,000	1,311,121	(3)	211,250	(8)	—	—
William A. Braman**	250,000	650,550	(4)	—		—	—
Dawn R. Landry	—	907,643	(5)	—		—	—
Richard W. Spriggle**	—	1,008,576	(6)	—		—	—

**	Mr. Ryan’s employment ended on July 28, 2011; Mr. Pilholski’s employment ended on April 5, 2011; Mr. Braman’s employment ended on October 3, 2011; and Mr. Spriggle’s employment ended on March 10, 2011.
(1)	Represents the value of accelerated vesting of stock options and restricted stock based upon the fair market value of Finn shares of $460 as of December 31, 2010.
(2)	Includes $1,276,720 of value that was paid on March 4, 2011 as an extraordinary dividend on Finn shares.
(3)	Includes $650,907 of value that was paid on March 4, 2011 as an extraordinary dividend on Finn shares.
(4)	Includes $322,958 of value that was paid on March 4, 2011 as an extraordinary dividend on Finn shares.
(5)	Includes $450,598 of value that was paid on March 4, 2011 as an extraordinary dividend on Finn shares.
(6)	Includes $500,716 of value that was paid on March 4, 20 11 as an extraordinary dividend on Finn shares.
(7)	Mr. Ryan was paid the full amount due for his 2010 bonus of $442,491 on February 25, 2011.
(8)	Mr. Pilholski was paid the full amount due for his 2010 bonus of $248,820 on February 25, 2011.

Equity Compensation Plan Information

Equity Compensation Plans

The table below outlines the number of shares of our common stock that are subject to outstanding options and stock unit awards granted under our stock compensation plans, the per share weighted-average exercise price of those options and stock unit awards, and the number of shares of common stock remaining available for future awards under the current stock compensation plans. The numbers in the table are as of December 31, 2010.

	Number of Securities to be Issued Upon Exercise of Outstanding Options(1)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders	26,052.50	213.03	8,799
Equity compensation plans not approved by stockholders	—		—

Total	26,052.50	213.03	8,799

(1)	Includes 5,810.88 performance share units and 6,166.84 restricted stock units. Performance share units contain specific cumulative three-year performance criteria and will only vest if those conditions are met. Restricted stock units are time vested units that vest on various anniversary dates of the grant dates. These shares do not carry an exercise price and therefore are not included in the weighted average exercise price.

Director Compensation 2010

Name (a)	Fees Earned or Paid in Cash ($) (b)		Stock Awards ($)(5) (c)		Option Awards ($) (d)		Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)	Value of Accelerated Equity

Clayton Yeutter	$81,250		$28,129	(1)	$84,973	(2)	—	—	—	$194,352	$123,486
Richard Huber	$57,500		$18,753	(3)	$56,662	(4)	—	—	—	$132,915	$72,435
Nils Larsen	$63,750		$18,753	(3)	$56,662	(4)	—	—	—	$139,165	$72,435
Emanuel Rouvelas	$78,750		$18,753	(3)	$56,662	(4)	—	—	—	$154,165	$76,428
R. Christopher Weber	$78,750		$18,753	(3)	$56,662	(4)	—	—	—	$154,165	$72,435
Eugene Davis	$20,000	(5)	—		—		—	—	—	$20,000	—

(1)	On February 15, 2010, Mr. Yeutter, as Chairman of our Board, received 1,278 restricted shares of Common Stock. The restricted shares vest in three equal annual installments, commencing on the first anniversary of the grant date. The dollar value reflects the aggregate grant date fair value of equity awards granted within the fiscal year in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation (formerly FAS 123R) (“ASC 718”). The fair market value of the stock on date of grant was $22.01 per share.
(2)	On February 15, 2010, Mr. Yeutter, as Chairman of our Board, received 6,285 nonqualified options to purchase Common Stock at an exercise price of $22.01 per share, the fair market value at close of market on the date of grant. The options vested on August 15, 2010. The dollar value reflects the aggregate grant date fair value of equity awards granted within the fiscal year in accordance with ASC 718.
(3)	On February 15, 2010, Messrs. Huber, Larsen, Rouvelas and Weber, non-employee directors, received 852 restricted shares of Common Stock. The restricted shares vest in three equal annual installments, commencing on the first anniversary of the grant date. The dollar values reflect the aggregate grant date fair value of equity awards granted within the fiscal year in accordance with ASC 718. The fair market value of the stock on date of grant was $22.01 per share.
(4)	On February 15, 2010, Messrs. Huber, Larsen, Rouvelas and Weber, non-employee directors, received 4,191 nonqualified options to purchase Common Stock at an exercise price of $9.96 per share, the fair market value at close of market on the date of grant. The options vested on August 15, 2010. The dollar values reflect the aggregate grant date fair value of equity awards granted within the fiscal year in accordance with ASC 718.

•	In accordance with the terms of the Merger, vested and unvested stock options and restricted stock units held by our Board of Directors were cashed out upon closing, and all underwater stock options (vested and unvested) were cancelled.

(5)	Mr. Davis retired from the Board on May 17, 2010. 1,343 restricted stock units held by Mr. Davis were immediately vested on his retirement from the Board.

The aggregate shares subject to stock awards and options which were outstanding as of December 31, 2010 are presented in the table below.

Stock Awards
	Restricted Stock (#)	Restricted Stock Units (#)	Stock Options (#)
Clayton Yeutter	—	—	—
Eugene Davis	—	—	—
Richard Huber	—	—	—
Nils Larsen	—	—	—
Emanuel R. Rouvelas	—	—	—
R. Christopher Weber	—	—	—

All unvested stock awards were cancelled, accelerated and cashed out effective December 21, 2010 upon the completion of the acquisition by Finn Holding.

Compensation Committee Interlocks and Insider Participation

In 2010, none of our executive officers served on the board of directors or compensation committee of another entity, any of whose executive officers served on our board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS

The Issuer is a direct, wholly owned subsidiary of Parent. At the closing of the Acquisition, Platinum capitalized Parent with an aggregate equity contribution of approximately $460 million. Employees hold less than 1% of the shares in Parent on a fully diluted basis, with Platinum holding the balance of the shares. Platinum’s business address is 360 North Crescent Drive Beverly Hills, California 90210.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arrangements with certain affiliates of Platinum Equity, LLC

Upon the closing of the Acquisition, the stockholders of our company became party to a stockholders agreement and a registration rights agreement with the Issuer, which provide for, among other things, restrictions on the transferability of equity of Parent held by such parties, tag-along rights, drag-along rights and piggy-back registration rights.

Corporate Advisory Services Agreement

Upon the closing of the Acquisition, Parent entered into a corporate advisory services agreement with an affiliate of Platinum Equity, LLC, Platinum Equity Advisors, LLC (“Platinum Advisors”), pursuant to which Parent will pay Platinum Advisors an annual fee for the management of, and financial advisory services and oversight provided to, Parent and its subsidiaries. Pursuant to this agreement, Parent will pay Platinum Advisors an advisory fee to be agreed upon by the parties, which in no event shall be greater than $5.0 million per year. Parent will also reimburse Platinum Advisors’ third-party costs incurred in rendering these services to Parent. Platinum Advisors also received a one-time transaction fee of $12.0 million upon consummation of the Acquisition.

Employment Agreements

For additional disclosure regarding our employment agreements with various officers, please see “Executive Compensation—Employment Agreements” elsewhere in this prospectus.

Platinum Advisors PIK Note Advisory Fee

The Company paid a 2%, $5 million fee to Platinum Advisors for its transaction assistance with regard to the PIK Notes. We believe this fee is consistent with other fees charged by unrelated third parties on similar transactions.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a description of our material indebtedness, other than the outstanding notes. The terms of the outstanding notes are substantially identical to the terms of the exchange notes. See “Description of Exchange Notes.” The following summary is qualified in its entirety by reference to the Existing Credit Facility, which has been filed as an exhibit to the Registration Statement.

Existing Credit Facility

Concurrently with the Merger, on December 21, 2010, ACL entered into the Credit Agreement, consisting of a senior secured asset-based revolving credit facility in an aggregate principal amount of $475.0 million with a final maturity date of December 21, 2015. ACL is a guarantor under the Credit Agreement with CBLC, American Commercial Lines LLC, ACL Transportation Services LLC and Jeffboat LLC, as borrowers (the “Borrowers”). Proceeds of the Existing Credit Facility are available for use by the Borrowers and, subject to certain limitations, their subsidiaries for working capital and general corporate purposes, including certain amounts payable by ACL in connection with the Acquisition. The Borrowers may use the Existing Credit Facility in connection with the issuance of letters of credit up to $50,000,000. Availability under the Existing Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of the Borrowers’ vessels, inventory and receivables and subject to certain blocks and reserves, all as further set forth in the Credit Agreement. We are currently prohibited from incurring more than $390.0 million of indebtedness under the Existing Credit Facility regardless of the size of the borrowing base until (a) all of the obligations (other than unasserted contingent obligations) under the indenture governing the 2017 Notes are repaid, defeased, discharged or otherwise satisfied or (b) the indenture governing the 2017 Notes is replaced or amended or otherwise modified in a manner such that such additional borrowings would be permitted. At the Borrowers’ option, the Existing Credit Facility may be increased by $75.0 million, subject to certain requirements set forth in the Credit Agreement.

On December 21, 2010, ACL and the other parties to the Credit Agreement also entered into a security agreement (the “Security Agreement”) and a supplement to the existing Intercreditor Agreement and ACL and the Issuer, ACL’s direct parent, entered into a Guaranty (the “Guaranty”). Pursuant to the Guaranty, the obligations of the Borrowers under the Credit Agreement are guaranteed by ACL, and, on a limited recourse basis, by the Issuer. In accordance with the Security Agreement, the Borrowers’ obligations under the Credit Agreement are secured by, among other things, a lien on substantially all of their tangible and intangible personal property (including but not limited to vessels, accounts receivable, inventory, equipment, general intangibles, investment property, deposit and securities accounts, certain owned real property and intellectual property), a pledge of the capital stock of each of ACL’s wholly owned restricted domestic subsidiaries, subject to certain exceptions and thresholds. The respective rights, obligations and remedies with respect to the collateral are set forth in the Intercreditor Agreement and the Security Agreement. In addition, pursuant to a Stock Pledge Agreement, the Issuer pledged the capital stock of ACL in support of the Borrowers’ obligations under the Credit Agreement.

Borrowings under the Credit Agreement bear interest, at the Borrowers’ option, at either (i) an alternate base rate or an adjusted LIBOR rate plus, in each case, an applicable margin. Such applicable margin will, depending on average availability under the Existing Credit Facility, range from 2.00% to 2.50% in the case of base rate loans and 2.75% to 3.25% in the case of LIBOR rate loans. Interest is payable (a) in the case of base rate loans, monthly in arrears, and (b) in the case of LIBOR rate loans, at the end of each interest period, but in no event less often than every three months. A commitment fee is payable monthly in arrears at a rate per annum equal to 0.50% of the daily unused amount of the commitments in respect of the Existing Credit Facility.

The Borrowers at their option, may prepay borrowings under the Existing Credit Facility and reborrow such amounts, at any time (subject to applicable borrowing conditions) without penalty, in whole or in part, in minimum amounts and subject to other conditions set forth in the Existing Credit Facility. The Borrowers may also reduce or terminate the commitments under the Existing Credit Facility at any time, without premium or penalty, subject to certain limitations.

In addition, if the amount of all then outstanding borrowings, including letters of credit, exceeds the lesser of the commitment amount and or the applicable borrowing base (as defined in the Credit Agreement), the Borrowers will be obligated to pay the excess.

For any period that availability is less than a certain defined level set forth in the Credit Agreement and until no longer less than such level for a 30-day period, the Credit Agreement imposes several financial covenants on ACL and its subsidiaries, including (a) a minimum fixed charge coverage ratio (as defined in the Credit

Agreement) of at least 1.1 to 1; and (b) a maximum first lien leverage ratio of 4.25 to 1.0. In addition, the Borrowers have agreed to maintain all cash (subject to certain exceptions) in deposit or security accounts with financial institutions that have agreed to control agreements whereby Wells Fargo Capital Finance, LLC, as agent for the lenders, has been granted control under specific circumstances.

The Credit Agreement requires that ACL and its subsidiaries comply with covenants relating to customary matters (in addition to those financial covenants described above), including with respect to incurring indebtedness and liens, using the proceeds received under the Credit Agreement, transactions with affiliates, making investments and acquisitions, effecting mergers and asset sales, prepaying indebtedness, and paying dividends.

The Credit Agreement includes events of default relating to customary matters, including, among other things, nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration with respect to indebtedness in an aggregate principal amount of $20.0 million or more; bankruptcy or similar proceedings or events; judgments involving liability of $20.0 million or more that are not paid; ERISA events; actual or asserted invalidity of guarantees or security documents; and change of control.

2017 Notes

Set forth below is a summary of the terms of the 2017 Notes:

General

CBLC, a direct wholly owned subsidiary of ACL, has $200.0 million in aggregate principal amount of 12 1/2% Senior Secured Notes due 2017 outstanding. Interest on the 2017 Notes accrue at a rate of 12 1/2% per annum and is payable semi-annually in arrears on January 15 and July 15 of each year.

Guarantees and Ranking

The 2017 Notes are fully and unconditionally guaranteed on a senior secured basis by ACL and American Commercial Lines LLC, ACL Transportation Services LLC and Jeffboat LLC, each wholly owned subsidiaries of CBLC.

The 2017 Notes constitute senior secured debt of CBLC and rank:

•	equally in right of payment with all of CBLC’s existing and future senior debt;

•	senior in right of payment to all of the CBLC’s existing and future subordinated debt;

•

subordinated in right of payment to all of the CBLC’s indebtedness and obligations that are secured by first priority liens under the Existing Credit Facility to the extent of the value of the assets subject to such first priority liens; and

•	subordinated in right of payment to all existing and future indebtedness and other liabilities of any of ACL’s subsidiaries that are not also guarantors of the 2017 Notes.

The guarantees of the 2017 Notes:

•	rank senior in right of payment to all existing and future subordinated indebtedness of the guarantors of the 2017 Notes;

•	rank equally in right of payment with all existing and future senior indebtedness of the guarantors of the 2017 Notes;

•	are effectively subordinated in right of payment to indebtedness under the Existing Credit Facility to the extent of the collateral securing such indebtedness on a first priority basis; and

•	are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of any ACL’s subsidiaries that is not also a guarantor of the 2017 Notes.

Security

The 2017 Notes and the guarantees of the 2017 Notes are secured on a second priority basis by all of the assets of CBLC and the guarantors of the 2017 Notes that secure ACL’s obligations under the Existing Credit Facility, including equipment, fixtures, certain owned real property interests, intellectual property, including trade names, present and future receivables and inventory and related general intangibles and all present and future shares of capital stock or other equity interests of CBLC and each of the guarantor’s directly owned domestic subsidiaries and up to 65% of the future shares of capital stock or other equity interests of CBLC and each of the guarantor’s future directly owned foreign subsidiaries, in each case, subject to certain exclusions and customary permitted liens. This second priority lien is subject to a first priority lien securing the Existing Credit Facility.

Optional Redemption

On or after July 15, 2013, the CBLC may redeem some or all of the notes at any time at the redemption prices specified in the indenture governing the 2017 Notes. In addition, CBLC may redeem up to 35% of the aggregate principal amount of the 2017 Notes before July 15, 2012, with the proceeds of certain equity offerings at a redemption price of 112.50% of the principal amount plus accrued and unpaid interest, if any, to the redemption date. CBLC may also redeem some or all of the notes before July 15, 2013 at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium specified in the indenture governing the 2017 Notes.

Change of Control; Asset Sales

Upon a change of control event as defined in the indenture governing the 2017 Notes, CBLC is required to make an offer to purchase each holder’s 2017 Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. If we sell certain assets, CBLC under certain conditions must offer to repurchase the 2017 Notes at a price specified in the indenture governing the 2017 Notes.

Covenants and Events of Default

The indenture governing the 2017 Notes contains covenants substantially identical to the covenants described in the section entitled “Description of Exchange Notes” in this prospectus restricting or limiting our ability to, among other things:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	declare or pay dividends, redeem stock or make other distributions to shareholders;

•	make investments;

•	enter into transactions with affiliates;

•	sell assets;

•	create liens; and

•	consolidate or merge.

The indenture governing the 2017 Notes contains events of default that are substantially identical to those contained in the exchange notes offered hereby.

DESCRIPTION OF EXCHANGE NOTES

The exchange notes will be issued under the indenture, dated as of February 15, 2011, among ACL I Corporation and The Bank of New York Mellon Trust Company, N.A. (“BNYM” or the “Trustee”), as trustee, under which the existing outstanding notes were issued. The form and terms of the exchange notes and the outstanding notes are identical in all material respects, except that transfer restrictions, interest rate increase provisions and related registration rights applicable to the outstanding notes do not apply to the exchange notes. As used in this section, “outstanding notes” means the notes issued on February 15, 2011 under the indenture and the notes issued in connection with the payment-in-kind interest payment on August 15, 2011, “exchange notes” means the notes issued under the indenture in connection with this exchange offer, and “Notes” refers to the outstanding notes and the exchange notes, collectively. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), as in effect on the date of the indenture. The Notes are subject to all such terms, and holders of the notes are referred to the indenture and the Trust Indenture Act for a statement of the terms therein. The following is a summary of the material terms and provisions of the indenture, is not complete and is qualified in its entirety by reference to the Trust Indenture Act and the indenture. We urge you to read the indenture and the notes because they, and not this description, define your rights as holders of the notes. A copy of the form of indenture has been filed as an exhibit to the Registration Statement. It is available upon request to the Company. The definitions of certain capitalized terms are set forth under “—Certain Definitions” or as otherwise defined throughout this description. For purposes of this section of this offering memorandum, references to the “Company,” the “Issuer,” “we,” “us,” “our” or similar terms shall mean ACL I Corporation, together with its successors and assigns but without its subsidiaries.

General

The outstanding notes were issued with an initial aggregate principal amount of $250,000,000 of 10.625% / 11.375% senior PIK toggle notes due 2016 and a subsequent aggregate principal amount of $14,218,750 which reflects the payment-in-kind interest payment on August 15, 2011. The exchange notes will be issued in like principal amount with respect to any and all outstanding notes properly tendered and not withdrawn before the expiration date. The Company may issue additional notes (other than PIK Notes, as defined below) under the Indenture (the “Additional Notes”), subject to the limitations described below under the covenant “Limitation on Incurrence of Debt”. In addition, in connection with the payment of PIK Interest (as defined below) in respect of the Notes, the Company is entitled, without the consent of the holder thereof (and without regard to any restriction or limitations set forth under the covenant “Limitation on Incurrence of Debt”), to increase the outstanding principal amount of the Notes or by issuing additional notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the Notes offered hereby (in each case, a “PIK Payment”). The Notes, any Additional Notes subsequently issued under the Indenture and the PIK Notes would be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and, except as otherwise specified herein, all references to the “Notes” include any Additional Notes.

Interest on the Notes will be payable semi-annually in arrears as set forth below on February 15 and August 15 of each year, commencing on August 15, 2011. Interest on the exchange notes will commence                     , 2011. Interest will be payable, at the election of the Company (made by delivering a notice to the trustee not later than 10 Business Days prior to the beginning of each such interest period), (1) entirely in cash (“Cash Interest”), (2) by increasing the principal amount of the outstanding Notes or by issuing additional PIK Notes (“PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding February 1 and August 1, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

In the absence of an interest payment election made by the Company as set forth above, interest on the Notes shall be payable in the manner described in clause (2) of the preceding paragraph. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption or purchase of the Notes, as described under “—Optional Redemption,” “—Change of Control” or “—Certain Covenants—Limitation on Asset Sales,” shall be made solely in cash.

For interest payments on the Notes that the Company elects to pay as Cash Interest, Cash Interest will accrue at a rate equal to 10.625% per annum. For interest payments on the Notes that the Company elects to pay as PIK Interest, PIK Interest will accrue on the Notes at a rate per annum equal to 11.375% per annum. At all times, PIK Interest on the Notes will be payable (x) with respect to Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar) as provided in writing by the Company to the Trustee and (y) with respect to Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar), and the Trustee will, at the request of the Company, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. Following an increase in the principal amount of the outstanding global notes as a result of a PIK Payment, the Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on February 15, 2016 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

The Notes will mature on February 15, 2016. The Company paid the first interest payment in PIK Interest.

Interest will be calculated based on a 360 day year consisting of 12 months of 30 days.

Principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the corporate trust office of the Trustee or an agent thereof; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. Subject to the issuance of PIK Notes as described herein, the Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1.00 in excess thereof. PIK Payments will be made in PIK Note denominations of $1.00 and any integral multiple in excess of $1.00 thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. Additional Interest may accrue and be payable under the circumstances set forth in the Registration Rights Agreement. References herein to “interest” shall be deemed to include any such Additional Interest.

Guarantees

On the issue date of the exchange notes, the Notes will not be guaranteed by any of the Company’s Subsidiaries.

Ranking

Ranking of the Notes

The Notes will be senior obligations of the Company and will rank:

•	equally in right of payment with all existing and future senior Debt of the Company;

•	senior in right of payment to all existing and future subordinated Debt of the Company;

•

structurally subordinated to any Debt, claims of holders of Preferred Stock and other liabilities of the Company’s Subsidiaries, including the Debt and other obligations under the Credit Agreement and the $200,000,000 aggregate principal amount of 12 1/2% Senior Secured Notes due 2017 (“Opco Notes”) issued by Commercial Barge Line Company (“Opco”); and

•	effectively subordinated to the Secured Debt of the Company to the extent of the value of the collateral securing such Secured Debt.

The Company is a holding company of American Commercial Lines and its Subsidiaries. The operations of the Company are conducted through its Subsidiaries and, therefore, the Company depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Company’s ability to make any cash payments to the holders of the Notes is limited by the Credit Agreement and the Opco Notes Indenture, which limit the ability of the Company’s Subsidiaries to pay dividends or make other distributions to the Company. There can be no assurance that sufficient funds will be available when necessary to make any required cash payments under the Notes. Any right of the Company to receive assets of any of its Subsidiaries upon that Subsidiary’s bankruptcy, liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that the Company is itself recognized as a creditor of that Subsidiary, in which case the claims of the Company would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Debt of that Subsidiary senior to that held by the Company.

On September 30, 2011, on a pro forma basis giving effect to the Acquisition and the issuance of the Notes, the aggregate amount of Debt and all other liabilities of the Subsidiaries of the Company on their consolidated balance sheet would have been approximately $1,081.2 million, and Opco would have had approximately an additional $182.7 million available for borrowing on a secured basis under its Credit Agreement. As indicated above, payments on the Notes will be effectively subordinated to all Debt and other liabilities of the Company’s Subsidiaries. See “Risk Factors—Risks Related to the Notes—Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.” Although the Indenture contains limitations on the amount of additional Debt that the Company’s Subsidiaries may incur, under certain circumstances the Indenture will permit the Company’s Subsidiaries to incur additional Debt and the amount of such Debt could be substantial. See “—Certain Covenants—Limitation on Incurrence of Debt” below.

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the Notes.

Optional Redemption

The Notes may be redeemed, in whole or in part, at any time prior to February 15, 2013, at the option of the Company upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but not including, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, the Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after February 15, 2013, upon not less than 30 nor more than 60 days’ notice mailed by first class mail to each Holder’s registered address at the redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date), if redeemed during the periods indicated below:

Year	Redemption Price
February 15, 2013 through February 14, 2014	105.00%
February 15, 2014 through February 14, 2015	102.00%
February 15, 2015 and thereafter	100.00%

In addition to the optional redemption of the Notes in accordance with the provisions of the preceding paragraphs, prior to February 15, 2013, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a redemption price equal to 110.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of any such redemption (excluding Notes held by Parent or its Subsidiaries) and that any such notice of redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem appropriate (subject to the Depository Trust Company’s procedures as applicable).

No Notes of $2,000 or less shall be redeemed in part (or if a PIK Payment has been made, in minimum amounts of $1.00). Notices of redemption shall be mailed by first class mail (and, to the extent permitted by applicable procedures or regulations, electronically) at least 30 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

The Company may at any time, and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Certain Qualified Equity Offerings

Prior to February 15, 2013, the Company will be required to make an Offer to Purchase the maximum principal amount of Notes that is in minimum denominations of $2,000 and an integral multiple of $1,000 in excess thereof (or if a PIK Payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK Notes) that may be purchased with any Qualified Equity Offering Proceeds in cash at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest to the date of purchase (the “Equity Issuance Purchase Date”), subject to the rights of holders of Notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to an Equity Issuance Purchase Date, in accordance with the procedures set forth in the Indenture. Not later than 60 days following the receipt of the Qualified Equity Offering Proceeds from any Qualified Equity Offering, except to the extent the Company has delivered notice to the Trustee of its intention to redeem Notes as described above under the caption “—Optional Redemption” unless and until there is a default in the payment of the applicable redemption price or the applicable redemption notice is withdrawn, the Company will mail a notice to each holder with a copy to the Trustee (such offer to purchase, a “Qualified Equity Offering Offer”) stating:

(1)	that a Qualified Equity Offering has occurred, the amount of Qualified Equity Offering Proceeds received by the Company, and that the Company will purchase such holder’s Notes or a portion thereof, as discussed below, at the applicable purchase price as set forth in the immediately preceding paragraph, plus accrued and unpaid interest thereon to the Equity Issuance Purchase Date (subject to the right of holders of record on a relevant record date to receive interest on an interest payment date occurring on or prior to the Equity Issuance Purchase Date);

(2)	the circumstances and relevant facts regarding such Qualified Equity Offering, and the maximum principal amount of Notes that may be purchased by the Company in the Qualified Equity Offering Offer;

(3)	the Equity Issuance Purchase Date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the procedures determined by the Company, consistent with this covenant, pursuant to which a holder’s Notes shall be purchased.

If more Notes are tendered pursuant to a Qualified Equity Offering Offer than the Company is required to purchase, the selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate; provided, however, that no Notes of $2,000 principal amount or less (or, in the case of PIK Notes, $1.00 principal amount or less) shall be purchased in part.

Notice of a Qualified Equity Offering Offer may be delivered in advance of a Qualified Equity Offering, conditional upon such Qualified Equity Offering, if a definitive agreement is in place for the Qualified Equity Offering at the time of delivery of the notice of such Qualified Equity Offering Offer. The Company will not be required to make a Qualified Equity Offering Offer if notice of redemption has been delivered to the Trustee pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in the payment of the applicable redemption price or the applicable redemption notice is withdrawn.

The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with the purchase of Notes pursuant to a Qualified Equity Offering Offer. To the extent that the provisions of any securities laws or regulations conflict with the Qualified Equity Offering Offer provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Qualified Equity Offering Offer provisions of the Indenture by virtue of such conflict.

Change of Control

Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding Notes at a purchase price (the “Purchase Price”) in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

The phrase “all or substantially all” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an Offer to Purchase the Notes as described above.

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding Notes. See “—Amendment, Supplement and Waiver.”

The Company will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any Offer to Purchase as described above and no Default or Event of Default shall be deemed to have occurred as a result of such compliance.

The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption.”

In addition, an Offer to Purchase may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

The occurrence of a Change of Control under the Indenture governing the Notes would also constitute a default under the Credit Agreement that permits the lenders to accelerate the maturity of borrowings thereunder and would also likely require Opco to offer to repurchase the Opco Notes under the Opco Notes Indenture. Future senior Debt of the Company or its Restricted Subsidiaries may also contain prohibitions on certain events which would constitute a Change of Control or require such senior Debt to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such senior Debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. In addition, the Credit Agreement and the Opco Notes Indenture limit Opco’s ability to make cash available to the Company, by dividend, debt repayment or otherwise to enable the Company to purchase of the Notes in the event of a Change of Control, unless and until the Debt under the Credit Agreement and the Opco Notes is repaid in full. As a result, following a change of control event, the Company may not be able to repurchase the Notes unless all Debt outstanding under the Credit Agreement and the Opco Notes is first repaid and any other Debt that contains similar provisions is repaid, or we obtain a waiver from the holders of such Debt to provide the Company with sufficient cash to repurchase the Notes. See “Risk Factors—Risks Relating to the Notes—We may not be able to finance a change of control offer required by the indenture.”

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided, that (i) the Company and any Restricted Subsidiaries (other than American Commercial Lines or any of its Subsidiaries) may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company would be greater than 2.25 to 1.0 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt and (ii) American Commercial Lines and any Restricted Subsidiary of American Commercial Lines may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Total Debt Ratio of American Commercial Lines would be less than 3.5 to 1.0 (assuming, for this purpose only, that the entire $400 million available to be Incurred pursuant to clause (i) of the definition of “Permitted Debt” is outstanding (whether or not outstanding or Incurred at such time)) and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, (x) Debt Incurred under the Credit Agreement on the Issue Date shall initially be treated as Incurred pursuant to clause (i) of the definition of “Permitted Debt,” and may not later be reclassified, (y) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included and (z) except as provided above, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms in each case will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

The Company and any Guarantor will not Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note Guarantees to the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a)	no Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b)	(i) in the case of any Restricted Payment by the Company or any of its Restricted Subsidiaries (other than American Commercial Lines and its Subsidiaries), on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant and (ii) in the case of any Restricted Payment by the American Commercial Lines or any of its Restricted Subsidiaries on a pro forma basis, American Commercial Lines would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c)	on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi) (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv) and (xv) of the next succeeding paragraph), shall not exceed the sum (without duplication) of

(1)	50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) (it being understood that for purposes of calculating Consolidated Net Income of the Company and its Restricted Subsidiaries pursuant to this clause only, any of the Company’s non-cash interest expense and amortization of original issue discount shall be excluded) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from and including July 1, 2009 and ending on the last day of the fiscal quarter for which consolidated financial statements are available immediately preceding the date of such proposed Restricted Payment, plus

(2)	100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the initial issuance of the Notes either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, Capital Interests or Debt sold to a Subsidiary of the Company), plus

(3)	100% of the net reduction in Investments (other than Permitted Investments), subsequent to the date of the initial issuance of the Notes, in any Person, resulting from (x) payments of interest on Debt, dividends, distributions or cash repayments of Investments or other transfers of assets or repayments of loans or advances (but only to the extent such interest, dividends or repayments were made in cash and are not included in the calculation of Consolidated Net Income), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, an Unrestricted Subsidiary) or (y) from the net proceeds from the sale of any such investment or the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, in each case, not to exceed in the case of any Person the amount of Investments (other than Permitted Investments) previously made by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions, provided that, in the case of clauses (iv) or (x) immediately after giving effect to such action, no Event of Default has occurred and is continuing:

(i)	the payment of any dividend or other distribution on Capital Interests in the Company or a Restricted Subsidiary or the consummation of any irrevocable redemption within 60 days after declaration or giving notice thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii)	the retirement of any Qualified Capital Interests of the Company by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Interests of the Company;

(iii)	the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Company or a Guarantor that is subordinate in right of payment to the Notes or the applicable Note Guarantee out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company or Guarantor, as the case may be, Incurred in accordance with the Indenture or (y) of Qualified Capital Interests of the Company;

(iv)	the declaration and payment of dividends or distributions to the Company that are used by the Company for the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Company held by employees or former employees of the Company or any of its Restricted Subsidiaries (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment; provided that the aggregate consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed $5.0 million in any calendar year;

(v)	repurchase of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Capital Interests represent a portion of the exercise price and applicable withholding taxes of those stock options, warrants or other convertible or exchangeable securities;

(vi)	the prepayment of intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Incurrence of Debt”;

(vii)	cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Company or a Restricted Subsidiary;

(viii)	the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Company or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under “—Limitation on Incurrence of Debt” to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(ix)	upon the occurrence of a Change of Control or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Debt pursuant to provisions substantially similar to those described under “—Change of Control” and “—Limitation on Asset Sales” at a purchase price not greater than 101% of the principal amount thereof (in the case of a Change of Control) or at a percentage of the principal amount thereof not higher than 100% of the principal amount thereof (in the case of an Asset Sale), plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Company has made an Offer to Purchase with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection therewith;

(x)	other Restricted Payments not in excess of $20.0 million in the aggregate;

(xi)	any payment, dividend or distribution with respect to its equity interests made pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Company and its Restricted Subsidiaries, including, without limitation, pursuant to any severance packages for management or employees of the Company and Guarantors and their respective Restricted Subsidiaries and approved by the Board of Directors (or other governing body) of the Company and its Restricted Subsidiaries making such distribution;

(xii)	any distribution or dividend payable solely in membership interests or shares of common stock of the Company or any of its Restricted Subsidiaries;

(xiii)	for so long as the Company is a member of a group filing a consolidated, unitary, affiliated or combined income tax return with Parent (or is a “disregarded entity” of such a member), the payment of dividends or other distributions or payments to Parent (including payments by direct and indirect Subsidiaries of the Company up the chain of ownership to the Company for the purposes of making such payments to Parent) in amounts required for Parent to pay federal, state and local income taxes imposed on such entity to the extent such income taxes are attributable to the income of the Company and its Subsidiaries; provided, however, that (A) the amount of such payments in respect of any tax year does not, in the aggregate, exceed the amount that the Company and its Subsidiaries that are members of such consolidated or combined group would have been required to pay in respect of federal, state and local income taxes (as the case may be) in respect of such year if the Company and its Subsidiaries paid such income taxes directly as a stand-alone consolidated or combined income tax group (reduced by any such taxes paid directly by the Company or any Subsidiary) and (B) the permitted payment pursuant to this clause (xiii) with respect to any taxes attributable to income of any Unrestricted Subsidiary for any taxable period shall be limited to the amount actually paid with respect to such period by such Unrestricted Subsidiary to the Company or any Restricted Subsidiary for the purposes of paying such consolidated, combined or similar taxes;

(xiv)

the payment of dividends, other distributions or other amounts to, or the making of loans to Parent, in the amount required for such Parent to, if applicable, pay amounts equal to the amounts required for Parent to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of Parent or any other direct or indirect parent of the

Company, if applicable, and general corporate operating and overhead expenses of Parent, if applicable, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of the Company and its Subsidiaries; provided that the aggregate amount of payments made pursuant to this clause (xiv) shall not exceed $1.0 million in any fiscal year; and

(xv)	the payments of dividends or other distributions to Parent with the proceeds of the Notes which dividend or other distribution is declared on or prior to the Issue Date and paid within 15 business days thereof.

For purposes of the covenant described above, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Company may classify such Investment or Restricted Payment in any manner that complies with this covenant and may later reclassify any such Investment or Restricted Payment so long as the Investment or Restricted Payment (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant or clause (x) above, in each case to the extent such Investments would otherwise be so counted.

If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the “—Limitation on Asset Sales” covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant or clause (x) above, the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non- cash portion of such Restricted Payment.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind with respect to any property, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom with respect to property, unless in each case:

(1)	in the case of Liens securing Subordinated Debt, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)	in all other cases, the Notes are equally and ratably secured.

Any Lien created for the benefit of the holders of the Notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law, rules or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a)	any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement or the Opco Notes Indenture or any future Debt incurred in compliance with the Credit Agreement or the Opco Notes Indenture (so long as such restrictions are not materially more restrictive, taken as a whole, than the Credit Agreement or the Opco Notes Indenture) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings, in the good faith judgment of the Company, are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date or refinancings thereof;

(b)	any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c)	any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d)	any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Board of Directors of the Company;

(e)	customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f)	any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g)	any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h)	any encumbrance or restriction under the Indenture, the Notes and the Note Guarantees;

(i)	restrictions on cash and other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(j)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into the ordinary course of business;

(k)	any instrument governing Debt or Capital Interests of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(l)	Liens securing Debt otherwise permitted to be incurred under the Indenture, including the provisions of the covenant described above under the caption “—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(m)	customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements otherwise permitted by the Indenture, which limitation is applicable only to the assets (including Capital Interests of Subsidiaries) that are the subject of such agreements;

(n)	agreement for the sale or disposition of a Restricted Subsidiary that restricts distributions prior to the sale; and

(o)	Debt or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction, provided that such restrictions apply only to such Receivables Subsidiary.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Eligible Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or Restricted Subsidiary, as the case may be, from further liability; and

(b)	any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are converted by the Company or Restricted Subsidiary, as the case may be, into cash within 365 days of their receipt to the extent of the cash received in that conversion.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(i)	to permanently repay Obligations under the Credit Agreement and permanently reduce the related loan commitment thereunder or repay any Debt of American Commercial Lines or any of its Restricted Subsidiaries;

(ii)	to acquire assets constituting, or any Capital Interests of, a Permitted Business, if, after giving effect to any such acquisition of Capital Interests, such assets are owned by the Company or a Restricted Subsidiary or the Person owning such Permitted Business is or becomes a Restricted Subsidiary of the Company;

(iii)	to make a capital expenditure in or that is used or useful in or an Investment in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in accordance with the provisions of the Indenture;

(iv)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

(v)	to permanently repay Obligations under other Debt ranking pari passu with the Notes; provided that the Company shall equally and ratably redeem or repurchase the Notes the caption “—Optional Redemption,” or by making an offer (in accordance with the procedures set forth below for an Offer to Purchase) to all holders to purchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the date of repayment; or

(vi)	any combination of the foregoing;

provided that if during such 365-day period the Company or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Cash Proceeds in accordance with the requirements of clause (ii), (iii) or (iv), or any combination thereof, of this paragraph, such 365-day period will be extended with respect to the amount of Net Cash Proceeds so committed until such Net Cash Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement).

Pending the final application of any Net Cash Proceeds, the Company (or Restricted Subsidiary, as the case may be) may temporarily reduce borrowings under the Credit Agreement.

Subject to the next succeeding paragraph, any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million (it being understood that the Company may, in its sole discretion, make an Offer to Purchase pursuant to this covenant prior to the time that the aggregate amount of Excess Proceeds exceeds $25.0 million), within thirty days thereof, the Company will make an Offer to Purchase to all Holders of Notes and to all holders of other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to asset sales, in each case, equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and such remaining amount shall not be added to any subsequent Excess Proceeds for any purpose under the Indenture. If the aggregate principal amount of Notes and other Debt ranking pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to asset sales tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and other Debt (to the extent the Debt permits such a selection) to be purchased on a pro rata basis. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The Company and its Restricted Subsidiaries will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, The Company and its Restricted Subsidiaries will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) unless:

(i)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Company or such Restricted Subsidiary with an unaffiliated party; and

(ii)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(iii)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company must obtain and deliver to the Trustee a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an “Independent Financial Advisor”) stating that the transaction is fair to the Company or such Subsidiary, as the case may be, from a financial point of view.

The foregoing limitation does not limit, and shall not apply to:

(1)	Restricted Payments that are permitted by the provisions of the Indenture described above under “—Limitation on Restricted Payments” and Permitted Investments;

(2)	the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary;

(3)	any employment agreement, arrangement or plan or similar arrangement entered into by the Company or a Restricted Subsidiary in the ordinary course of business, including the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary;

(4)	transactions between or among the Company and/or its Restricted Subsidiaries;

(5)	the issuance of Capital Interests (other than Redeemable Capital Interests) of the Company otherwise permitted hereunder;

(6)	any agreement or arrangement as in effect on the Issue Date and any amendment or modification thereto so long as such amendment or modification is not more disadvantageous to the holders of the Notes in any material respect;

(7)	transactions in which the Company delivers to the Trustee a written opinion from an Independent Financial Advisor to the effect that the transaction is fair, from a financial point of view, to the Company and any relevant Restricted Subsidiaries;

(8)	any contribution of capital to the Company;

(9)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practice and on terms that are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, as determined in good faith by the Company, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company;

(10)	Permitted Sale-Leaseback Transactions;

(11)	transactions in connection with a Permitted JV Transaction; and

(12)	the payment to the Permitted Holders (or any of their Affiliates) of annual management, consulting, monitory and advisory fees pursuant to the Management Agreement in an aggregate amount not to exceed $5.0 million per year and reasonable related expenses.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction (other than a Permitted Sale and Leaseback Transaction or a Sale and Leaseback Transaction between the Company and one or more Restricted Subsidiaries or among Restricted Subsidiaries) unless:

(i)	the gross cash proceeds received in such Sale and Leaseback Transaction is at least equal to the lesser of fair market value or net tax basis value of the property sold, as determined by a board resolution of the Board of Directors of the Company or by an Officers’ Certificate,

(ii)	prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Company and such Restricted Subsidiary comply with the “Limitation on Incurrence of Debt” covenant contained herein, and

(iii)	at or after such time the Company and such Restricted Subsidiary also comply with the “Limitation on Asset Sales” covenant contained herein.

Anti-Layering

The Indenture will provide that the Company will at all times directly own 100% of the Capital Stock of American Commercial Lines. The Indenture will not permit any Debt to be incurred by any Person that is a Subsidiary of the Company and a parent company of American Commercial Lines and will further provide that any Debt incurred by the Company after the Issue Date (other than Debt Incurred as a result of providing a guarantee of Debt of its Restricted Subsidiaries that is permitted to be Incurred under the Indenture) will be junior to or pari passu in right of payment with the Notes and will not be Secured Debt.

Provision of Financial Information

Whether or not required by the rules and regulations of the Securities and Exchange Commission (the “Commission”), so long as any Notes are outstanding, the Company will, subject to the second succeeding paragraph, furnish to the holder of the notes (or file with the Commission), within the time periods specified in the Commission’s rules and regulations that would then be applicable to the Company:

(1)	all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Company was required to file such reports; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company was required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the consolidated financial statements of the Company by the certified independent accountants of the Company.

If, at any time, the Company are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company (subject to the proviso in the first paragraph of this “Provision of Financial Information” covenant) will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such filings. The Company will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the filings of the Company for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company was required to file those reports with the Commission.

In addition, the Company agrees that, for so long as any Notes remain outstanding, if at any time they are not required to file with the Commission the reports required by the preceding paragraphs, they will furnish to the Holders of Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Future Note Guarantees

After the Issue Date, the Company will cause each of its Restricted Subsidiaries (other than any Foreign Subsidiary) that guarantees any Debt of the Company or any Restricted Subsidiary of the Company (other than any guarantee of Debt of American Commercial Lines or any of its Restricted Subsidiaries) to guarantee the Notes.

Each future Note Guarantee by a Guarantor will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

A Note Guarantee by a Guarantor will be automatically released upon:

(1)	(a) the sale, disposition or other transfer (including through merger or consolidation) of (x) the Capital Stock of such Guarantor following which such Guarantor is no longer a Subsidiary of the Company or (y) all or substantially all the assets of the applicable Guarantor, in each case, to a Person that is not a Subsidiary of the Company if such sale, disposition or other transfer is made in compliance with the indenture;

(b) the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of the Company or such other Guarantor which resulted in the obligation to Guarantee the Notes;

(2)	the designation by the Company of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; and

(3)	the discharge of the Notes in accordance with the legal defeasance provisions of the indenture.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary designated as such by the Board of Directors of the Company as set forth below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Interests of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company, provided that either:

(x)	the Subsidiary to be so designated has total assets of $1,000 or less; or

(y)	(i) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the “Limitation on Incurrence of Debt” covenant or (ii) the Consolidated Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction, and provided further that the Company could make a Restricted Payment or a Permitted Investment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “—Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment or a Permitted Investment for the purpose of calculating the amount available in connection with such covenant.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “—Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “—Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not, in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i)	either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Company under the Indenture; provided that at any time the Company or its successor is not a corporation, there shall be a co-issuer of the Notes that is a corporation;

(ii)	immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii)	immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Company (or the Surviving Entity if the Company is not continuing), either (x) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the “—Limitation on Incurrence of Debt” covenant or (y) the Consolidated Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(iv)	the Company delivers, or causes to be delivered, to the Trustee, in form and substance satisfactory to the Trustee, an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture.

The preceding clause (iii) will not prohibit a merger between the Company and an Affiliate incorporated solely for the purpose of converting the Company into a corporation organized under the laws of the United States or any political subdivision or state thereof so long as the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby, except for Debt incurred in the ordinary course of business to pay fees, expenses and other costs associated with such transaction.

Limitation on Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as whole.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1)	default in the payment in respect of the principal of (or premium, if any, on) any Note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2)	default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)	failure to perform or comply with the Indenture provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease”;

(4)	except as permitted by the Indenture, any Note Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, or it shall be asserted by any Guarantor or Issuer not to be, in full force and effect and enforceable in accordance with its terms (except as specifically provided in the Indenture);

(5)	default in the performance, or breach, of (i) any covenant or agreement of the Company or any Guarantor in the Indenture (other than (x) a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3) or (4) above or (y) a covenant or agreement described under “—Provision of Financial Information” above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes or (ii) any covenant or agreement described under “—Provision of Financial Information” above and continuance of such default or breach for a period of 120 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(6)	a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Company or any Restricted Subsidiary of the Company having, individually or in the aggregate, a principal or similar amount outstanding of at least $35.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $35.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(7)

the entry against the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) of a final non-appealable judgment or final non-appealable judgments for the payment of money in an aggregate amount in excess of $35.0 million (other than any judgments covered by indemnities or insurance policies as to which liability coverage has not been denied by the insurance company or indemnifying party), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 90 consecutive days; or

(8)	certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If an Event of Default specified in clause (8) above occurs with respect to the Company, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “—Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company, the Guarantors, if any, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture and the Guarantees, if any, for any of the following purposes:

(1)	to evidence the succession of another Person to the Company or any Guarantor and the assumption by any such successor of the covenants of the Company or such Guarantor in the Indenture, the Guarantees and in the Notes;

(2)	to add to the covenants of the Company or the Guarantors for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company or the Guarantors;

(3)	to add additional Events of Default;

(4)	to provide for uncertificated Notes in addition to or in place of the certificated Notes;

(5)	to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(6)	to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

(7)	to add a Guarantor or to release a Guarantor in accordance with the Indenture;

(8)	to cure any ambiguity, defect, omission, mistake or inconsistency;

(9)	to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Company;

(10)	to conform the text of the Indenture or the Notes to any provision of this “Description of Exchange Notes” to the extent that the Trustee has received an Officers’ Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this “Description of Exchange Notes”; or

(11)	in the event that PIK Note are issued in certificated form, to make appropriate amendments to the indenture to reflect an appropriate minimum denomination of certificated PIK Notes and establish minimum redemption amounts for certificated PIK Notes.

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Company, the Guarantors, if any, and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under the Indenture, including the definitions therein; provided, however, that no such supplemental indenture or amendment shall, without the consent of the Holder of each outstanding Note affected thereby:

(1)	change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor,

(2)	reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture or amendment, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

(3)	modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or Asset Sale, as applicable,

(4)	subordinate, in right of payment, the Notes to any other Debt of the Company,

(5)	modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or

(6)	release any Guarantees required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

(1)	in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

(2)	in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

The Company and the Guarantors, if any, may terminate the obligations under the Indenture (a “Discharge”) when:

(1)	either: (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2)	the Company or any Guarantor has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(3)	the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5)	the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have its obligations discharged with respect to the outstanding Notes (“legal defeasance”). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1)	the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due,

(2)	the Company’s obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3)	the rights, powers, trusts, duties and immunities of the Trustee,

(4)	the Company’s right of optional redemption, and

(5)	the defeasance provisions of the Indenture.

In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes:

(1)

the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

(2)	in the case of legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3)	in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4)	no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(5)	such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act);

(6)	such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

(7)	the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such legal defeasance or covenant defeasance have been complied with.

In the event of a legal defeasance or a Discharge, under current law a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would generally be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the Bankruptcy Code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with legal defeasance.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a legal defeasance need not to be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

The Trustee

The Bank of New York Mellon Trust Company, N.A., the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default that has not been cured or waived, the Trustee will exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders pursuant to the Indenture, unless such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company, the Guarantors or any of their Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company’s or the Guarantor’s under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator. By accepting a Note, each Holder waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Acquisition” means the acquisition by Finn Holding Corporation through Finn Intermediate Holding Corporation (n/k/a ACL I Corporation) of all of the Voting Stock of American Commercial Lines on December 21, 2010.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of this definition, any Person who owns at least 20% of the outstanding Voting Interests of the Company or any of its Restricted Subsidiaries shall be deemed to be an affiliate for purposes of the indenture.

“American Commercial Lines” means American Commercial Lines Inc.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1)	1.0% of the then outstanding principal amount of the Note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note at February 15, 2013 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the Note through February 15, 2013 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of the Note.

“Asset Acquisition” means:

(a)	an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b)	the acquisition by the Company or any Restricted Subsidiary of the Company the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i)	Capital Interests in another Person (other than Capital Interests in the Company or directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law);

(ii)	any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment and any sale of inventory in the ordinary course of business);

provided, however, that the term “Asset Sale” shall exclude:

(a)	an issuance of Capital Interests by a Restricted Subsidiary of the Company to the Company or another Restricted Subsidiary;

(b)	the sale or lease of products, services or accounts receivable in the ordinary course of business or consistent with past practice (including sales of Vessels) and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(c)	any transaction permitted by the provisions described under “Consolidation, Merger, Conveyance, Lease or Transfer” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(d)	any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $5.0 million;

(e)	sales or other dispositions of cash or Eligible Cash Equivalents;

(f)	sales of interests in Unrestricted Subsidiaries;

(g)	the sale and leaseback of any assets within 180 days of the acquisition thereof;

(h)	the disposition of assets (other than Obsolete Equipment) that, in the good faith judgment of the Board of Directors of the Company, are no longer used or useful in the business of Company;

(i)	a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

(j)	any trade-in of equipment in exchange for other equipment in the ordinary course;

(k)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(l)	leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

(m)	any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary; provided, however, if the disposition is by a Restricted Subsidiary that is a Guarantor, then the disposition must be to a Guarantor; provided, further, that any disposition to the Company shall be otherwise permitted by the Indenture;

(n)	dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

(o)	licensing of intellectual property in accordance with industry practice in the ordinary course of business;

(p)	any transfer of accounts receivable, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction; or

(q)	sales of accounts receivable to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof; including cash in an amount at least equal to 80% of the Fair Market Value thereof (for the purposes of this clause (q), Purchase Money Notes will be deemed to be cash); or

(r)	any exchange of like property pursuant to Section 1031 of the Code for use or useful in a Permitted Business;

(s)	surrender contract rights or settle or release claims in the ordinary course of business or grant Liens in accordance with the Indenture;

(t)	any sales or other dispositions of Obsolete Equipment in the ordinary course of business, including scrapping of Obsolete Equipment;

(u)	transactions pursuant to the NRG Agreements; or

(v)	any Sale and Leaseback Transaction permitted in accordance with the terms of the Indenture. For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” under the Indenture in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may be extended). Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Debt represented thereby will be determined in accordance with the definition of “Capital Lease Obligations.”

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Bankruptcy Code” means The Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 et seq.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors or any duly authorized committee thereof; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Change of Control” means, with respect to any Person, the occurrence of any of the following events:

(a)	the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, that is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and l3d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Interests in such Person; provided that if such person is a group of investors which group includes one or more Permitted Holders, the shares of Voting Interests of such Person beneficially owned by the Permitted Holders that are part of such group shall not be counted for purposes of determining whether this clause (a) is triggered; or

(b)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors or whose nomination for election by the equity holders of such Person was approved by a vote of a majority of the directors of such Person then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Person’s Board of Directors then in office; provided that any directors elected or appointed to the Board of Directors to satisfy the requirements of any national securities exchange shall not be included for purposes of the foregoing determination;

(c)	the Company or any Restricted Subsidiary sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of the Company’s and its Restricted Subsidiaries’ assets (determined on a consolidated basis) to any Person that is not a Permitted Holder, or the Company merges or consolidates with, a Person other than a Permitted Holder or a Restricted Subsidiary of the Company (unless the shareholders holding Voting Interests of the Company immediately prior to such merger or consolidation control in excess of 50% of the Voting Interests in the surviving Person immediately following such merger or consolidation); or

(d)	the Company ceases to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) directly 100% of the issued and outstanding Capital Stock of American Commercial Lines other than in a transaction which complies with the provisions described under “—Certain Covenants—Consolidation, Merger, Conveyance, Transfer or Lease.”

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i)	the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a)	Consolidated Net Income;

(b)	Consolidated Non-cash Charges;

(c)	Consolidated Interest Expense to the extent the same was deducted in computing Consolidated Net Income;

(d)	Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); and

(e)	to the extent actually incurred, all one-time cash severance costs; less

(ii)	the sum of the following:

(a)	non-cash items increasing Consolidated Net Income for such period, other than (x) the accrual of revenue consistent with past practice, and (y) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. For purposes of this definition, Consolidated Cash Flow Available for Fixed Charges and Consolidated Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(a)	the Incurrence of any Debt (other than working capital borrowings under any revolving credit facility in the ordinary course of business) of the Company or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Debt (other than working capital borrowings under any revolving credit facility in the ordinary course of business) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(b)	any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) Incurring Acquired Debt and also including any Consolidated Cash Flow Available for Fixed Charges (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) associated with any such Asset Acquisition or Asset Sale) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Debt or Acquired Debt) occurred on the first day of the Four Quarter Period.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Fixed Charge Coverage Ratio:

(a)	interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter (other than working capital borrowings under any revolving credit facility incurred in the ordinary course of business) shall be computed based upon the average daily interest on such Debt during the applicable period;

(b)	if interest on any Debt (other than working capital borrowings under any revolving credit facility incurred in the ordinary course of business) actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate will be computed based upon the average daily interest on such Debt during the applicable period; and

(c)	notwithstanding clause (a) or (b) above, interest on Debt determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i)	Consolidated Interest Expense; and

(ii)	the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to any Person for any period, (x) if such Person is not a corporation, the Permitted Tax Payments of such Person for such period or (y) if such Person is a corporation, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i)	the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a)	any amortization of debt discount, original issue discount, non-cash interest payments or accruals;

(b)	the net cost under non-speculative Hedging Obligations (including any amortization of discounts);

(c)	the interest portion of any deferred payment obligation;

(d)	all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities; and

(e)	all accrued interest; plus

(ii)	the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP;

(iii)	the interest expense on any Debt guaranteed by such Person and its Restricted Subsidiaries; plus

(iv)	all capitalized interest of such Person and its Restricted Subsidiaries for such period; less

(v)	interest income of such Person and its Restricted Subsidiaries for such period;

provided, however, that Consolidated Interest Expense will exclude the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by:

(A)	excluding, without duplication

(i)	all extraordinary gains or losses (net of fees and expense relating to the transaction giving rise thereto), income, expenses or charges;

(ii)	the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

(iii)	gains or losses in respect of any Asset Sales (other than any Asset Sale involving Obsolete Equipment solely for cash) after the Issue Date by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv)	the net income (loss) from any operations disposed of or discontinued after July 1, 2009 and any net gains or losses on such disposition or discontinuance, on an after-tax basis;

(v)	solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the net income of any Restricted Subsidiary (other than Opco or any of its Restricted Subsidiaries) of such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

(vi)	any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vii)	any fees and expenses, including deferred amortization and deferred financing costs, paid in connection with the issuance of the Notes and the entering into of the Credit Agreement contemplated by this offering memorandum (including, without limitation, ratings agency fees);

(viii)	non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary;

(ix)	any net after-tax gains or losses attributable to the early extinguishment of Debt;

(x)	the effect of any non-cash impairment charges or write-ups, write-downs or write-offs of assets (including intangible assets, goodwill and deferred financing costs) or liabilities resulting from the application of GAAP and the amortization of intangible assets arising from the application of GAAP;

(xi)	fees and expenses incurred during such period, or any amortization thereof during such period, in connection with the Acquisition, the issuance of the Notes or its obligations under the Registration Rights Agreement, including the issuance of the Exchange Notes (and any amortization thereof);

(B)	including, without duplication, dividends from Persons that are not Restricted Subsidiaries actually received in cash by the Company or any Restricted Subsidiary.

In addition, Consolidated Net Income shall be reduced by the amount of any Restricted Payments made pursuant to clause (xiii) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash charges and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Total Debt” means, as of any date of determination, an amount equal to the aggregate principal amount of all outstanding Debt of American Commercial Lines and its Restricted Subsidiaries (assuming, for purposes of calculating the Consolidated Total Debt Ratio only, that the entire $400 million available to be Incurred pursuant to clause (i) of the definition of “Permitted Debt” is outstanding (whether or not outstanding or Incurred at such time)).

“Consolidated Total Debt Ratio” means, as of any date of determination, the ratio of (a) the Consolidated Total Debt of American Commercial Lines and its Restricted Subsidiaries (assuming, for this purpose only, that the entire $400 million available to be Incurred pursuant to clause (i) of the definition of “Permitted Debt” is outstanding (whether or not outstanding or Incurred at such time)) on the date of determination to (b) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges for the then most recent Four Quarter Period, in each case with such pro forma adjustments to Consolidated Total Debt and Consolidated Cash Flow Available for Fixed Charges as are consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Credit Agreement” means, collectively, (x) the loan agreement of American Commercial Lines, dated December 21, 2010, among the Opco, American Commercial Lines and the other borrowers and guarantors named therein and Wells Fargo Capital Finance, LLC, as administrative agent and the other agents and lenders named therein and (y) any documentation in connection with a Qualified Receivables Transaction, related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument (including indentures) that extends the maturity of any Debt thereunder, or increases the amount of available borrowings or obligations thereunder (whether pursuant to the same agreement or one or more replacement or additional agreements) (provided that such increase is permitted under clause (i) or (xiv) of the definition of the term “Permitted Debt”), or adds Subsidiaries of American Commercial Lines as additional issuers, borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following if and to the extent any of the foregoing items (other than clauses (iii), (vi), (vii), (viii) and (ix) below) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities incurred in the normal course of business; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit that are secured by cash or Eligible Cash Equivalents), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all obligations of such Person issued or assumed as the deferred purchase price of property and all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person (but excluding obligations under operating leases); (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination and the amount of the liquidation preference of any Preferred Interests of any Restricted Subsidiary of such Person, the principal amount of such Capital Interests to be determined in accordance with the Indenture; (vii) any net Obligations under Hedging Obligations of such Person, determined on a marked to market basis in accordance with GAAP; (viii) Attributable Debt with respect to any Sale and Leaseback Transaction to which such Person is a party; and (ix) all obligations of the types referred to in clauses (i) through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Debt” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, such amounts would not be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America, or any state, territory or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $250.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by Standard & Poor’s.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank, provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor’s or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company, provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi); and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (vii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means (i) with respect to the consideration received or paid in any transaction or series of transactions, a value that is fair and on market terms as determined in good faith by the Board of Directors of the Company or (ii) in the case of an Asset Sale pursuant to the NRG Agreements, the value determined in accordance with the NRG Agreements.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

“General Maritime Law” means the law related to maritime issues as developed and enforced by the Federal Courts of the United States sitting as maritime courts (as provided for in the United States Constitution) and codified by certain United States Federal statutes.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Person that executes a Note Guarantee in accordance with the provisions of the Indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, credit, commodity or equity swap, cap, floor, collar, forward transaction, physical transaction, hedge transaction, spot transaction, currency agreement or commodity agreement or any combination thereof, including, but not limited to, obligations relating to fuel prices.

“Holder” means a Person in whose name a Note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

(1)	amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3)	the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4)	unrealized losses or charges in respect of Hedging Obligations.

“Initial Purchasers” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Notes on the Issue Date and any similar purchase agreement in connection with any Additional Notes.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any direct or indirect transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership or bonds, notes, debentures or other securities in another Person and (ii) the purchase, acquisition or Guarantee of the obligations of another Person or the issuance of a “keep-well” with respect thereto, but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business. For the avoidance of doubt, any payments pursuant to any Guarantee of the Company or any of its Restricted Subsidiaries previously incurred in compliance with the Indenture shall not be deemed to be Investments by the Company or such Restricted Subsidiary, as the case may be.

“Issue Date” means February 15, 2011, the date on which Notes are originally issued under the Indenture.

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, or other security agreement on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Management Agreement” means the Corporate Advisory Services Agreement, dated December 20, 2010, by and between CBLC and Platinum Equity Advisors, LLC, as in effect on December 20, 2010 or as thereafter amended, supplemented or replaced (so long as such amended, supplemented or replaced agreement is not more disadvantageous to the holders of the Notes in any material respect that the Management Agreement as in effect on December 20, 2010).

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) amounts provided as a reserve, in accordance with GAAP, against any liabilities under any indemnification obligations associated with such Asset Sale, (iii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; (iv) with respect to the exercise by NRG of its option to purchase the Hall Street Terminal and/or not more than 200 barges dedicated or allocable to the performance of the NRG Agreements, all sums that NRG is permitted to set off against the purchase price payable thereunder pursuant to the terms of the NRG Agreements, and with respect to the foreclosure by NRG of the liens against the Hall Street Terminal granted to it under the NRG Agreements, the obligations secured by such liens and all other amounts that pursuant to applicable law are paid from the proceeds of such foreclosure; and (v) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“New Vessel” means, in the context of any sale leaseback transaction, any vessel for which construction thereof has been completed not longer than two years prior to such sale leaseback transaction.

“Note Guarantee” means any guarantee of the Notes by any Guarantor pursuant to the indenture.

“NRG Agreements” means, collectively, (a) the Coal Transportation Agreement pursuant to which The Burlington Northern and Santa Fe Railway Company and American Commercial Terminals LLC will transport certain tonnages of coal from the Powder River Basin mines in Wyoming and the Decker and Spring Creek mines in Montana to the Big Cajun No. II steam-electric generating plant and coal unloading dock of Louisiana Generating LLC; (b) the Security Side Letter Agreement among American Commercial Terminals LLC, American Commercial Barge Lines LLC, Louisiana Generating LLC and NRG New Roads Holdings LLC; (c) the Lease between American Commercial Terminals LLC and NRG New Roads Holdings LLC covering the Hall Street Terminal; (d) the Terminal Option Agreement between American Commercial Terminals LLC and NRG New Roads Holdings LLC; (e) the Barge and Tug Option Agreement between American Commercial Lines LLC and NRG New Roads Holdings LLC; (f) the Deed of Trust granted by American Commercial Terminals LLC to Louisiana Generating LLC and NRG New Roads Holdings LLC in respect of the Hall Street Terminal; (g) the Conditional Assignment and Assumption of Lease, between American Commercial Terminals LLC and NRG New Roads Holdings LLC with respect to leased properties comprising a portion of the Hall Street Terminal; (h) the Conditional Assignment of Inter Carrier Agreement between American Commercial Terminals LLC and NRG New Roads Holdings LLC; and (i) the Operations Side Letter Agreement between American Commercial Terminals LLC and Louisiana Generating LLC, each dated as of December 10, 2004, as amended from time to time.

“Obligations” means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

“Obsolete Equipment” means barges, towboats, vessels and other equipment, property or assets that, in the ordinary course of each of the Company’s and its Restricted Subsidiaries’ business as presently conducted, are damaged, obsolete, surplus or at the end of their useful life, in each case as reasonably determined by the Company and the Company.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five business days after the Expiration Date. The Company shall notify the Trustee prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(1)	the section of the Indenture pursuant to which the Offer to Purchase is being made;

(2)	the Expiration Date and the Purchase Date;

(3)	the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4)	the purchase price to be paid by the Company for each $1,000 principal amount of Notes (or if a PIK Payment has been made $1.00 principal) accepted for payment and (as specified pursuant to the Indenture);

(5)	that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $1,000 principal amount (or if a PIK Payment has been made $1.00 principal amount);

(6)	the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7)	that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8)	that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9)	that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the issuers or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10)	that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11)	that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof (or if a PIK Payment has been made $1.00 principal amount or integral multiples of $1.00 in excess thereof) shall remain outstanding following such purchase); provided, however that if holders of other Debt also tender their Debt in such Offer to Purchase pursuant to an Asset Sale, then the Trustee will select the Notes and other Debt to be purchased on a pro rata basis; and

(12)	if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Opco” means Commercial Barge Line Company.

“Opco Notes” means the $200,000,000 aggregate principal amount of 12 1/2% Senior Secured Notes due 2017 issued by Opco outstanding on the Issue Date.

“Opco Notes Indenture” means the indenture governing the Opco Notes.

“Officers’ Certificate” means a certificate signed by two officers of the Company or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or such Guarantor, as applicable.

“Parent” means Finn Holding Corporation, the parent company of the Company or any other direct or indirect parent of the Company.

“Permitted Business” means (1) any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to the business conducted by the Company and the Restricted Subsidiaries on the Issue Date or a reasonable extension, development or expansion thereof, in each case, as determined in good faith by the Board of Directors of the Company and (2) any business which forms a part of a business (the “Acquired Business”) which is acquired by the Company or any of its Restricted Subsidiaries (including, without limitation, the Company) if the primary intent of the Company or such Restricted Subsidiary was to acquire that portion of the Acquired Business which meets the requirements of clause (1) of this definition and the portion of the Acquired Business which meets the requirements of clause (1) of this definition constitutes at least 66 2/3% of the Acquired Business and such ancillary portion of the Acquired Business is disposed of within 365 days of its acquisition.

“Permitted Debt” means

(i)	Debt of any Restricted Subsidiary Incurred pursuant to any Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed $400.0 million, minus any amounts used to permanently repay Obligations pursuant to clause (1) of the second paragraph of the “Limitation on Asset Sales” covenant;

(ii)	Debt outstanding under the Notes or any PIK Notes issued from time to time to pay PIK Interest in accordance with the terms of the Indenture (including any Exchange Notes pursuant to the Registration Rights Agreement but excluding any Additional Notes) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes or PIK Notes;

(iii)	Guarantees of the Notes (and any exchange notes pursuant to the Registration Rights Agreement);

(iv)	Debt of the Company or any Restricted Subsidiary outstanding at the time of the Issue Date including, without limitation, Debt under the OpCo Notes (including the issuance of exchange notes and related guarantees pursuant to the registration rights with respect to the Opco Notes) (other than clauses (i), (ii) or (iii) above or (xvi) below);

(v)	Debt owed to and held by the Company or a Restricted Subsidiary;

(vi)	Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be incurred under the Indenture;

(vii)	Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement, provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated to the Notes to the same extent as the Debt being guaranteed;

(viii)	Debt Incurred in respect of workers’ compensation claims, health, disability or other employee benefits, self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(ix)	Debt under Hedging Obligations entered into to protect the Company and the Restricted Subsidiaries from fluctuations in interest rates, commodity prices and currency exchange rates and guarantees in respect thereof;

(x)	Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause (x), provided that the aggregate principal amount of such Debt Incurred, together with any amount Incurred pursuant to clause (xix) below, in any calendar year may not exceed $25.0 million in the aggregate;

(xi)	Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, contribution, amount, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

(xii)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Capital Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary;

shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (xii);

(xiii)	Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(xiv)	Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed $25.0 million at any time outstanding, which Debt may be Incurred under a Credit Agreement;

(xv)	Refinancing Debt in respect of Debt permitted by clauses (ii), (iii) or (iv) above, this clause (xv) or the first paragraph under “—Certain Covenants—Limitation on Incurrence of Debt”;

(xvi)	Debt of the Company or any of its Restricted Subsidiaries arising from customary cash management services or in connection with any automated clearinghouse transfer of funds in the ordinary course of business;

(xvii)	Debt arising from (A) investments in Subsidiaries established in connection with financings of Vessels not to exceed $15.0 million in the aggregate outstanding at any time and (B) other similar investments, loans and advances in an amount at any time outstanding not to exceed $3.5 million in the aggregate outstanding at any time;

(xviii)	the Incurrence by a Receivables Subsidiary of Debt in a Qualified Receivables Transaction that is without recourse to the Company or to any other Subsidiary of the Company or their assets (other than such Receivables Subsidiary and its assets and, as to the Company or any Subsidiary of the Company, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by any such Person;

(xix)	Debt Incurred in connection with Permitted Sale and Leaseback Transactions; and

(xx)	Guarantees by the Company in connection with a Permitted JV Transaction that are (A) expressly subordinated in right of payment to the Notes, (B) have no guarantees or other credit support from any Restricted Subsidiary of the Company and (C) in an aggregate principal amount not in excess of the cash proceeds received by the Company directly related to the applicable Permitted JV Transaction.

Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xv) of this definition of “Permitted Debt.”

“Permitted Holder” means each of (i) the Sponsor, and (ii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which the Persons described in clause (i) are members; provided that, without giving effect to the existence of such group or any other group, the Persons described in clause (i), collectively, beneficially own Voting Stock representing more than 50% of the total voting power of the Voting Stock of the Company. Any Person or group, together with its Affiliates, whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter constitute an additional Permitted Holder. “Beneficial ownership” has the meaning given to such term under Rule 13d-3 under the Exchange Act, or any successor provision.

“Permitted Investments” means:

(a)	Investments in existence on the Issue Date;

(b)	Investments required pursuant to any agreement or obligation of the Company or a Restricted Subsidiary, in effect on the Issue Date, to make such Investments;

(c)	Eligible Cash Equivalents;

(d)	Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the operation of a Permitted Business;

(e)	Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

(f)	Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(g)	Hedging Obligations entered into to protect the Company and the Restricted Subsidiaries from fluctuations in interest rates, commodity prices and currency exchange rates;

(h)	Investments received in settlement of obligations or claims owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(i)	Investments by the Company or any Restricted Subsidiary (other than in an Affiliate) not otherwise permitted under this definition, in an aggregate amount not to exceed $25.0 million at any one time outstanding;

(j)	(A) loans and advances (including for travel and relocation) to employees in an amount not to exceed $5.0 million in the aggregate at any one time outstanding and (B) loans or advances against, and repurchases of Capital Interests and options of the Company and its Restricted Subsidiaries held by management and employees in connection with any stock option, deferred compensation or similar benefit plans approved by the Board of Directors (or similar governing body) and otherwise issued in accordance with the terms of the indenture;

(k)	Investments the payment for which consists solely of Qualified Capital Interests of the Company;

(l)	any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales” or any other disposition of Property not constituting an Asset Sale;

(m)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business and consistent with past practice;

(n)	guarantees by the Company or any Restricted Subsidiary of Debt of the Company or a Restricted Subsidiary of Debt otherwise permitted by the covenant described hereunder “—Certain Covenants—Limitation on Incurrence of Debt”;

(o)	any Investment by the Company or any Restricted Subsidiary in a Receivable Subsidiary or any Investment by a Receivable Subsidiary in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in a Receivable Subsidiary is in the form of a Purchase Money Note or an Investment in Capital Interests;

(p)	the issuance of any letter of credit or similar support for the obligations of any insurance Subsidiary in the ordinary course of business; and

(q)	any Investment by the Company or any Restricted Subsidiary in connection with a joint venture on or after the Issue Date not to exceed $25.0 million in aggregate amount at any one time outstanding (measured by the fair market value of such investments as of the date made) so long as such joint venture is engaged only in a Permitted Business.

“Permitted JV Transaction” means a transaction or series of simultaneous related transactions pursuant to which (1) the Company or a Restricted Subsidiary contributes assets or property (including Capital Interests) to a joint venture in exchange for cash, property, Capital Interests or any combination of the foregoing and (2) the Company receives cash consideration equal to at least 90% of the fair market value of the contributed assets (as determined in good faith by the Company’s Board of Directors).

“Permitted Liens” means:

(a)	Liens existing at the Issue Date including, without limitation, Liens granted in favor of the holders of the OpCo Notes;

(b)	Liens that secure Obligations of any Restricted Subsidiary incurred pursuant to clause (i) or (ix) of the definition of “Permitted Debt” (including cash management obligations and Hedging Obligations owed to a Lender or an affiliate of a Lender);

(c)	any Lien for taxes or assessments or other governmental charges or levies not then due and payable (or which, if due and payable, are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, to the extent required by GAAP and such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien);

(d)	any carrier’s, warehousemen’s, materialmen’s, mechanic’s, landlord’s, repairmen’s, or other similar Liens arising, in the case of such other similar Liens, in the ordinary course of business and by law for sums not then due and payable after giving effect to any applicable grace periods (or which, if due and payable, are being contested in good faith by appropriate proceedings and with respect to which adequate reserves are being maintained, to the extent required by GAAP and such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien);

(e)

survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not individually or in the aggregate materially adversely affect the value of the Company or its subsidiaries or materially impair the operation of the business of such Person;

(f)	pledges or deposits (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations, completion guarantees or the requirements of any official body, or (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales, work in process relating to progress payment contracts for the construction of barges or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA) or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(g)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary or Liens on any property or asset prior to the acquisition thereof by the Company (and in any case not created or Incurred in anticipation of such transaction), provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(h)	Liens securing Debt of a Restricted Subsidiary and held by the Company or a Restricted Subsidiary;

(i)	other Liens (not securing Debt) incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of such assets or materially impair the operation of the business of the Company or its Restricted Subsidiaries;

(j)	Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a) and (g); provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not greater than the sum of the outstanding principal amount of the refinanced Debt plus any fees and expenses, including premiums or original issue discount related to such extension, renewal, refinancing or refunding;

(k)	Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods incurred in the ordinary course of business;

(l)	licenses of intellectual property granted in the ordinary course of business;

(m)	Liens to secure Capital Lease Obligations permitted to be incurred pursuant to clause (x) or (xix) of the definition of “Permitted Debt”;

(n)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of banker’s acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(o)	Liens securing Debt permitted to be Incurred pursuant to clause (x) of the definition of “Permitted Debt” to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest and fees thereon, or expenses incurred in connection therewith) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(p)	Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto and proceeds thereof) and (ii) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

(q)	Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of the Company and or any of its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business and (ii) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, (Y) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (Z) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(r)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (7) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(s)	Deposits made in the ordinary course of business to secure liability to insurance carriers;

(t)	leases, subleases, licenses or sublicenses granted to others in the ordinary course of business so long as such leases, subleases, licenses or sublicenses do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries and do not secure any Debt;

(u)	Liens arising from UCC financing statement filings regarding operating leases entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(v)	Liens on the assets of a Restricted Subsidiary that is not a Guarantor securing Debt and other obligations of such Restricted Subsidiary incurred in compliance with the Indenture (including Liens on the assets of a Receivables Subsidiary);

(w)	[Reserved];

(x)	Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(y)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company arising from the provision of necessaries to any Vessel pursuant to General Maritime Law of the United States and 46 U.S.C. Section 31301 et seq., including but not limited to Vessel chartering, dry docking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and fuel, payment of fuel user taxes and insurance premiums, boat stores and provisions, telephone charges, groceries and food stocks, rigging and rope, fleeting, shifting, towing, port charges, cover handling, barge cleaning, tankering and gas freeing services, to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, personal injury, and/or death occurring on a Vessel, claims for property damage and/or cargo loss or damage and crews’ wages, each known as maritime liens;

(z)	Liens resulting from arrangements among the stockholders of Foreign Subsidiaries which limit or restrict the transfer of equity interests of such Foreign Subsidiaries by those stockholders to third parties;

(aa)	Liens for salvage and general average;

(bb)	Liens under the NRG Agreements;

(cc)	any extensions, substitutions, replacements or renewals of the foregoing;

(dd)	Liens on shares of Capital Interests of a joint venture held by the Company or any Guarantor in connection with a Permitted JV Transaction; and

(ee)	Liens securing Debt, as measured by principal amount, which, when taken together with the principal amount of all other Debt secured by Liens (excluding Liens permitted by clauses (a) though (dd) above) at the time of determination, does not exceed $25.0 million in the aggregate at any one time outstanding.

“Permitted Sale and Leaseback Transactions” means, individually or collectively, a Sale and Leaseback Transaction entered into by the Company or the Restricted Subsidiaries with any Person (a) upon fair and reasonable terms, with respect to any New Vessel which, individually or in the aggregate, does not exceed $50.0 million in any calendar year, and with respect to any Vessels which are not New Vessels, does not exceed $40.0 million at any time during the term of the Notes, in each case, together with any amounts Incurred pursuant to clause (x) of the definition of “Permitted Debt” or (b) that individually or in the aggregate relates to assets having a fair market value not exceeding $25.0 million.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.” “Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt

(i)	Incurred to finance the purchase or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii)	that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed (and assets or property affixed or appurtenant thereto and any proceeds thereof); and

in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Money Note” means a promissory note of a Receivable Subsidiary to the Company or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act yielding gross proceeds to the Company, or any direct or indirect parent company of the Company, of at least $25.0 million or (ii) a private equity offering of Qualified Capital Interests of the Company and in each case, other than (x) any such public or private sale to an entity that is an Affiliate of the Company, (y) any public offerings registered on Form S-8 and/or (z) any Qualified Capital Interest issued in connection with an acquisition.

“Qualified Equity Offering Proceeds” means 50% of the aggregate cash proceeds received by the Company or any direct or indirect parent company of the Company or any of their respective shareholders in respect of any Qualified Equity Offering, net of the reasonable costs related to such Qualified Equity Offering (including, without limitation, legal, accounting, transfer agent, printing and investment banking fees, SEC and Financial Industry Regulatory Authority filing fees, listing fees, advisory fees, and brokerage and sales commissions), and any taxes paid or payable as a result thereof.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms as determined in good faith by the Board of Directors of the Company at the time the Company or such Restricted Subsidiary enters into such transaction.

“Receivable Subsidiary” means a Restricted Subsidiary of the Company:

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of the Company and/or its Restricted Subsidiaries;

(2)	that is designated by the Board of Directors of the Company as a Receivable Subsidiary pursuant to a Board of Directors’ resolution set forth in an Officers’ Certificate and delivered to the Trustee;

(3)	that is either (a) a Restricted Subsidiary or (b) an Unrestricted Subsidiary designated in accordance with the covenant described under “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries”;

(4)	no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of obligations (other than any Guarantee of Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any Restricted Subsidiary in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(5)	with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than (a) contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction as determined in good faith by the Board of Directors of the Company and (c) any Purchase Money Note issued by such Receivable Subsidiary to the Company or a Restricted Subsidiary; and

(6)	with respect to which neither the Company nor any other Restricted Subsidiary has any obligation (a) to subscribe for additional shares of Capital Interests therein or make any additional capital contribution or similar payment or transfer thereto except in connection with a Qualified Receivables Transaction or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Redeemable Capital Interests” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Company or its Restricted Subsidiaries to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Company of such Restricted Subsidiary, as the case may be, may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i)	the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Notes,

(ii)	the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

(iii)	the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is either (a) equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced or extended or (b) at least 91 days after the maturity date of the Notes,

(iv)	such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v)	such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that (i) the Company and any Restricted Subsidiary that is a Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company that is a Guarantor and (ii) any Restricted Subsidiary that is not a Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary that is not a Guarantor.

“Registration Rights Agreement” means the Registration Rights Agreement (filed as an exhibit to the Registration Statement), dated the Issue Date, among the Company and the Initial Purchasers and any similar agreement entered into in connection with any Additional Notes.

“Related Asset” means, with respect to a Vessel, (i) any insurance policies and contracts from time to time in force with respect to such Vessel, (ii) the Capital Interests of any Restricted Subsidiary of the Company owning such Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition thereof, (iv) any earnings derived from the use or operation thereof and/or any earnings account with respect to such earnings, (v) any charters, operating leases and related agreements entered into in respect of such Vessel and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease or agreement, (vi) any cash collateral account established with respect to such Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to such Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Vessel.

“Requirement of Law” means as to any Person, the certificate or articles of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Restricted Payment” is defined to mean any of the following:

(a)	any dividend or other distribution declared and paid on the Capital Interests in the Company or on the Capital Interests in any Restricted Subsidiary of the Company that are held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company; provided that (i) dividends, distributions or payments, in each case, made solely in Qualified Capital Interests in the Company or any Restricted Subsidiary of the Company, as applicable; and (ii) dividends or distributions payable to a Restricted Subsidiary of the Company or to other holders of Capital Interests of a Restricted Subsidiary of the Company on a pro rata basis shall not be “Restricted Payments”;

(b)	any payment made by the Company or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Company or any of its Restricted Subsidiaries, including any issuance of Debt, in exchange for such Capital Interests or the conversion or exchange of such Capital Interests into or for Debt other than any such Capital Interests owned by the Company or any Restricted Subsidiary;

(c)	any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), (i) prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except (y) payments of principal in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof and (z) any payments in respect of Debt to the extent the issuance of such Debt was a Restricted Payment and (ii) any Debt which would have constituted a Restricted Payment under clause (b) above except for the first parenthetical in such clause;

(d)	any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e)	any designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

provided, that notwithstanding the foregoing clauses (a) through (e), any payments in respect of Debt, if such Debt was issued prior to the Issue Date or the issuance of such Debt constituted a Restricted Payment under clause (b) above, shall not be deemed to be Restricted Payments.

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the Indenture.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Company or a Restricted Subsidiary.

“Secured Debt” means any Debt secured by a Lien.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Sponsor” means (1) Platinum Equity Advisors, LLC and (2) one or more investment funds advised, managed or controlled by Platinum Equity Advisors, LLC and, in each case (whether individually or as a group) their Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are reasonably customary in an accounts receivable securitization transaction as determined in good faith by the Board of Directors of the Company, including Guarantees by the Company or any Restricted Subsidiary of any of the foregoing obligations of the Company or a Restricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subordinated Debt” means Debt of the Company or a Guarantor that is contractually subordinated in right of payment to the Notes or a Note Guarantee, as the case may be.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means any Guarantor that is not a Parent Guarantor.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis, determined in accordance with GAAP, as of the last day of the most recently ended fiscal quarter of the Company for which internal financial statements are available.

“Treasury Rate” means with respect to the Notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 15, 2013; provided, however, that if the period from such redemption date to February 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“UCC” means the Uniform Commercial Code (or any successor statute) as in effect from time to time in the State of New York.

“Vessel” means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated (or to be operated) by the Company or any of its Restricted Subsidiaries pursuant to a charter or other operating agreement constituting a Capital Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

The certificates representing the notes will be issued in fully registered form without interest coupons. The Notes will be deposited with the trustee as a custodian for The Depository Trust Company (“DTC”), as depositary, and registered in the name of a nominee of such depositary.

The Global Notes

The exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”).

Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, Société Anonyme (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a noteholder under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•

DTC notifies us at any time that it is unwilling, unable or ineligible to continue as depositary for the global notes or ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of the date we are so informed in writing or become aware of same;

•	we, at our option and subject to DTC’s procedures, notify the trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences relevant to the exchange of outstanding notes for exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now publicly available and in effect, all of which are subject to differing interpretation and change at any time, which may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary. We have not sought, and are not planning to seek, any rulings or opinions from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange of outstanding notes for exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes that are different from those discussed below or that any such position would not be sustained by a court.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances or to holders subject to special rules, including (without limitation):

•	banks, thrifts and financial institutions;

•	holders subject to the alternative minimum tax;

•	controlled foreign corporations and passive foreign investment companies;

•	U.S. expatriates;

•	foreign governments and related entities;

•	insurance companies;

•	dealers in securities, commodities or currencies and traders in securities;

•	regulated investment companies;

•	real estate investment trusts;

•	entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	tax-exempt organizations;

•	persons holding the notes as a part of a straddle, hedge, conversion transaction or other integrated transaction; and

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

In addition, the applicability of this discussion is limited to persons acquiring the exchange notes in exchange for outstanding notes pursuant to this exchange offer and deals only with notes held as capital assets within the meaning of section 1221 of the Code. Moreover this discussion does not address the effect of any other U.S. federal taxes such as estate or gift tax laws or the tax considerations arising under the laws of any applicable state, local or foreign jurisdiction.

In the case of a holder of the notes that is classified as a partnership or other pass-through entity for U.S. federal income tax purposes, the tax treatment of a partner of the partnership or member of such other entity generally will depend upon the tax status of the partner or member and the activities of the partnership or such other entity. Partners of a partnership or members of such other entity holding the notes are encouraged to consult their own tax advisors as to the particular U.S. federal income tax consequences of the transactions discussed herein.

Holders of the notes are encouraged to consult their own tax advisors concerning the application of U.S. federal income, estate or gift tax laws or any other U.S. federal tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular circumstances.

Exchange Pursuant to this Exchange Offer

The exchange of the outstanding notes for the exchange notes in this exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the outstanding notes exchanged therefor and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

Possible Application of Rules Governing Contingent Payment Debt Instruments

As described elsewhere in this prospectus (see, for example, the sections entitled “Description of Exchange Notes—Optional Redemption” and “Description of Exchange Notes—Change of Control”) we may be obligated to pay holders amounts in excess of the stated interest and principal payable on the notes. Although the issue is not free from doubt, we intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is binding on a holder unless such holder discloses its contrary position in the manner required by the applicable Treasury Regulations. Our position is not binding on the IRS, and if the IRS were to take a contrary position, holders may be required to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. Furthermore, holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. Holders are encouraged to consult their tax advisors regarding the tax consequences of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a “U.S. holder,” which means a beneficial owner of a note who or that is for U.S. federal income tax purposes:

•

An individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under section 7701(b) of the Code;

•	A corporation or other entity taxable as a corporation created or organized under the laws of the United States, any of its states or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Certain U.S. federal income tax consequences relevant to a holder other than a U.S. holder are discussed separately below.

Interest

The notes were issued with original issue discount (“OID”) for U.S. federal income tax purposes because interest on the notes is not unconditionally payable in cash at least annually. The issuance of an additional note to pay interest on a note will not be treated as a payment of interest on the original note for U.S. federal income tax purposes. Instead, the additional note and the original note will be treated as a single note for U.S. federal income tax purposes. For U.S. federal income tax purposes, the payment of PIK Interest by increasing the principal amount of a note also will not be treated as a payment of interest on the note.

The notes were issued with OID in an amount equal to the excess of “stated redemption price at maturity” of the notes over the issue price. A note’s “issue price” is the first price at which a substantial amount of the outstanding notes was sold to the public for cash. A note’s “stated redemption price at maturity” is defined as the sum of all payments provided by the note other than “qualified stated interest,” which generally is stated interest that is unconditionally payable at least annually in cash or property (other than notes of the issuer) at a single fixed rate over the entire term of the note. Because interest accruing on the notes may be paid in additional notes, none of the interest on the notes (including any cash interest) will be qualified stated interest, and thus, all interest on the notes will be included in the stated redemption price at maturity of the notes.

Because the notes were issued with OID, subject to the rules described below under “—U.S. Holders—Acquisition Premium,” a U.S. holder (whether a cash or accrual method taxpayer) generally must include OID in gross income (as ordinary income) as it accrues on a constant yield to maturity basis, without regard to the receipt of cash payments attributable to this income. Thus, a U.S. holder of a note may be required to include amounts in income in advance of the receipt of cash payment to which income is attributable. The amount of OID includible in gross income by a U.S. holder of a note for a taxable year will be the sum of the daily portions of OID with respect to the note for each day during that taxable year on which the U.S. holder holds the note. The daily portion is determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. An accrual period for a note may be of any length and may vary in length of time over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of any accrual period.

The OID allocable to any accrual period will, subject to the adjustment discussed below, generally equal the product of the adjusted issue price of the note as of the beginning of such period and the note’s yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period. The adjusted issue price of a note as of the beginning of any accrual period will equal its issue price, increased by the amount of OID accrued for each prior accrual period, and decreased by the amount of any payments made on the note. OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price of the note at the beginning of the final accrual period. A U.S. holder’s tax basis in a note will be increased by the amount of OID that is included in the holder’s gross income. The yield to maturity on the notes is the discount rate that, when used in computing the present value of all payments to be made under the notes as of the issue date, produces an amount equal to their issue price. In determining whether to take into account a payment that is payable at our election, the applicable Treasury Regulations require us and each U.S. holder to assume that we will make such election only if such action results in decreasing the yield of the notes. Thus, for purposes of determining the OID required to be included in income by a U.S. holder for U.S. federal income tax purposes, we and such U.S. holder will be required to assume that we will not elect to redeem the notes and, other than the initial payment, which pursuant to the terms of the notes was made in PIK Interest, that we will elect to pay interest on the notes entirely in cash. These assumptions are made solely for such U.S. federal income tax purposes and do not constitute a representation by us regarding the elections we will make regarding the redemption of, or the payment of interest on, the notes. If the assumptions we and each U.S. holder are required to make are contrary to actual circumstances (i.e., we elect to pay interest by issuing additional notes, a “change in circumstances”), then solely for the purposes of determining the amount of OID on the notes, the notes will be treated as retired and reissued on the date of the change in circumstances for an amount equal to their adjusted issue price and the yield to maturity on the notes will be redetermined taking into account such change in circumstances.

A U.S. holder will not be required to recognize any additional income upon the receipt of any payment on the notes that represent accrued OID, but will be required to reduce its tax basis in the notes by the amount of such payment.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, U.S. holders are encouraged to consult their tax advisors regarding their application.

Market Discount

If a U.S. holder purchases a note in the secondary market at a cost that is less than its revised issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition). In general, the “revised issue price” of a note will be such note’s adjusted issue price, as defined above under “—U.S. Holders— Interest.” Under the market discount rules of the Code, a U.S. holder is required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income by such holder. If such note is disposed of by the U.S. holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the U.S. holder as if the holder had sold the note at its then fair market value. In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election may be revoked only with the consent of the IRS. With respect to notes with market discount, a U.S. holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election.

Acquisition Premium

If a U.S. holder purchases a note at an “acquisition premium,” the amount of OID that the U.S. holder includes in gross income is reduced to reflect the acquisition premium. A note is purchased at an acquisition premium if its adjusted basis, immediately after its purchase, is (a) less than or equal to the sum of all amounts payable on the note after the purchase date and (b) greater than the note’s adjusted issue price. If a note is purchased at an acquisition premium, the U.S. holder reduces the amount of OID that otherwise would be included in income during an accrual period by an amount equal to (i) the amount of OID otherwise includible in income multiplied by (ii) a fraction, the numerator of which is the excess of the adjusted basis of the note immediately after its acquisition by the U.S. holder over the adjusted issue price of the note and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date over the note’s adjusted issue price. As an alternative to reducing the amount of OID that otherwise would be included in income by this fraction, the U.S. holder may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

Election To Treat All Interest As OID

U.S. holders may elect to include in gross income all interest that accrues on a note, including any OID, market discount, de minimis market discount and unstated interest, as adjusted by acquisition premium, by using the constant yield method described above under the heading “—U.S. Holders—Interest.” This election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by the U.S. holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the consent of the IRS. A U.S. holder’s tax basis in a note will be increased by each accrual of the amounts treated as OID under the constant yield election described in this paragraph.

Sale or Other Taxable Disposition of the Notes

U.S. holders must recognize taxable gain or loss on the sale, redemption, retirement or other taxable disposition of a note. The amount of a U.S. holder’s gain or loss will generally equal the difference between the amount such holder receives for the note in cash or other property valued at fair market value, and such holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be equal to the holder’s cost of the note, increased by the amount of OID or market discount previously included in income by the U.S. holder with respect to the note, and reduced by the amount of any cash payments received by the U.S. holder with respect to the note. Although not free from doubt, a U.S. holder’s adjusted tax basis in a note should be allocated between the original note and any new note issued as PIK Interest with respect to such original note in proportion to their relative principal amounts. A U.S. holder’s holding period in any such new note would likely be identical to its holding period for the original note with respect to which the new note was received. Holders of notes are encouraged to consult their tax advisors as to the U.S. federal income tax consequences of disposing of, in separate transactions, the original note and any new note issued as PIK Interest with respect to such original note.

Other than as described above under “—U.S. Holders—Market Discount,” any such gain or loss on a taxable disposition of a note as described in the foregoing paragraph will generally constitute capital gain or loss and will be long-term capital gain or loss if a U.S. holder holds such note for more than one year. The deductibility of capital loss is subject to certain limitations.

Information Reporting and Backup Withholding

U.S. holders of notes may be subject, under certain circumstances, to information reporting regarding interest (including accrued OID) and other information and to backup withholding on cash payments of principal and premium, if any, and on the gross proceeds from dispositions of notes. Backup withholding applies only if the U.S. holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number;

•	has been notified by the IRS that it is subject to backup withholding because it did not report all of its reportable interest or dividends on its tax returns; or

•	otherwise fails to comply with applicable certification requirements.

Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit, and may entitle such holder to a refund, against such U.S. holder’s U.S. federal income tax liability, provided that required information is timely furnished to the IRS. Certain persons are exempt from backup withholding. U.S. holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure to obtain such exemption.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a note that is neither a U.S. holder nor a partnership or other pass-through entity for U.S. federal income tax purposes (a “non-U.S. holder”).

Interest

Subject to the discussion of backup withholding below, payments of interest (including accrued OID) on a note to any non-U.S. holder will generally not be subject to U.S. federal income or withholding tax, provided that:

•	the non-U.S. holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all our classes of stock;

•	the non-U.S. holder is not a controlled foreign corporation related to us through stock ownership;

•	such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and

•	we or our paying agent receives:

•

from the non-U.S. holder, a properly completed Form W-8BEN (or the appropriate successor form), which provides the non-U.S. holder’s name and address and certifies that the non-U.S. holder is a non-U.S. person; or

•

from a security clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the notes on behalf of the non-U.S. holder, certification under penalties of perjury that such a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the non-U.S. holder, and a copy of the Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) is furnished to the payor, or the non-U.S. holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied.

If a non-U.S. holder cannot satisfy the foregoing requirements, payments of interest, including accrued OID, made to such a non-U.S. holder generally will be subject to 30% withholding tax unless such non-U.S. holder provides us or our agent with a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty between the United States and the non-U.S. holder’s country of residence, or (ii) IRS Form W-8ECI stating that interest, including accrued OID, paid on a note is not subject to withholding tax because it is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Sale or Other Taxable Disposition of Notes

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale, exchange, redemption, retirement or other disposition of a note generally will not be subject to U.S. federal income tax, unless: (i) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States, in which case such gain will be treated as discussed below under “—Non-U.S. Holders—United States Trade or Business;” or (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, in which case such non-U.S. holder may have to pay U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

United States Trade or Business

If interest, including accrued OID, or gain from a disposition of the notes is effectively connected with a non-U.S. holder’s conduct of a United States trade or business, and if an income tax treaty applies and the non-U.S. holder maintains a United States “permanent establishment” to which the interest or gain is attributable, the non-U.S. holder generally will be subject to U.S. federal income tax on the interest, including accrued OID, and gain on a net basis in the same manner as if it were a U.S. holder. If interest, including accrued OID, received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). In addition, a foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earning and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest, including accrued OID, on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Non-U.S. holders are encouraged to consult their tax advisors about any applicable income tax treaties, which may provide for an exemption from or a lower rate of withholding tax, exemption from or reduction of branch profits tax or other rules different from those described above.

Information Reporting and Backup Withholding

In general, payments we make to a non-U.S. holder in respect of the notes, and the amount of U.S. federal income tax, if any, withheld with respect to those payments, will be reported annually to the IRS. Copies of these information returns also may be made available under the provisions of a specific tax treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Treasury Regulations provide that the U.S. federal backup withholding tax and certain information reporting will not apply to payments of interest, including accrued OID, with respect to which either (i) the requisite certification that a non-U.S. holder is not a U.S. person, as described above, has been received or (ii) an exemption otherwise has been established, in each case provided that neither we nor our paying agent have actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person or that the conditions of any other claimed exemption are not, in fact, satisfied. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments.

The payment of the gross proceeds from the sale, exchange, redemption, retirement or other disposition of the notes to or through the U.S. office of any broker, U.S. or foreign, is generally subject to information reporting and backup withholding unless a non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person or that the conditions of any other claimed exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, redemption, retirement or other disposition of the notes to or through a non-U.S. office of a broker will generally not be subject to information reporting or backup withholding except that information reporting (but generally not backup withholding) may apply if the non-U.S. broker has certain types of relationships with the United States or if the broker is a U.S. person unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the requisite information is timely provided to the IRS.

Non-U.S. holders are encouraged to consult with their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding under current Treasury Regulations.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of outstanding notes for exchange notes by (i) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). This summary considers certain issues raised by ERISA and the Code as they apply to Plans subject to those statutes and does not purport to be complete. No assurance can be given that future legislation, court decisions, administrative regulations, rulings or administrative pronouncements will not significantly modify the provisions summarized. Any such changes may be retroactive and may thereby apply to transactions entered into prior to the date of enactment or release.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment of the assets of any Plan in connection with the exchange of outstanding notes for exchange notes, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The exchange of outstanding notes for exchange notes and the acquisition and/or holding of exchange notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Consequently, before investing in the exchange notes, any person who is acquiring such securities for, or on behalf of, an ERISA Plan should determine that either a statutory or an administrative exemption from the prohibited transaction rules is applicable to such investment in the exchange notes, or that such acquisition and holding of such securities will not result in a non-exempt prohibited transaction. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes by an ERISA Plan. The class exemptions which the DOL has issued include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Governmental plans, non-U.S. plans and certain church plans, while not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to Similar Laws which may affect their investment in the exchange notes. Any fiduciary of a governmental, non U.S. or such a church plan considering an investment in the exchange notes should consult with its counsel before purchasing exchange notes to consider the applicable fiduciary standards and to determine the need for, and, if necessary, the availability of, any exemptive relief under any applicable Similar Laws.

Because of the foregoing, the exchange of the outstanding notes and the acquisition and holding of the exchange notes should not be made by any person investing “plan assets” of any Plan, unless such exchange, acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering the exchange of outstanding notes for exchange notes or the acquisition or holding of exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to such exchange, acquisition and/or holding. We make no representation as to whether an investment in the exchange notes is appropriate for any Plan in general or whether such investment is appropriate for any particular plan or arrangement.

Representation

By the exchange of an outstanding note and the acquisition and holding of an exchange note, or any interest in an exchange note, each person who authorizes such exchange, acquisition and holding and each subsequent transferee of an exchange note will be deemed to have represented and warranted that either (a) no portion of the assets involved in the exchange of the outstanding notes or used to acquire and hold the exchange notes, or any interest therein, constitutes assets of any Plan or (b) the exchange of the outstanding notes and the acquisition and holding of the exchange notes by such person or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those exchange notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired those outstanding notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the effective date of the Registration Statement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with those resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Broker-dealers may sell exchange notes they received for their own account pursuant to this exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account under this exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. A profit on any resale of those exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of the Registration Statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

Additionally, BNYM, the Exchange Agent for this exchange offer, also acts as trustee under the 2017 Notes, as well as the notes offered hereby.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Latham & Watkins, LLP, Washington, District of Columbia as set forth in, and limited by, their opinion filed as an exhibit to the Registration Statement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of ACL I Corporation at December 31, 2010 and for the 10-day period ended December 31, 2010, and the consolidated financial statements (including the schedule appearing therein) of Commercial Barge Line Company at December 31, 2010 (Successor Company) and 2009 (Predecessor Company), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the periods January 1, 2010 through December 21, 2010 (Predecessor Company) and December 22, 2010 through December 31, 2010 (Successor Company) and the years ended December 31, 2009 and 2008 (Predecessor Company), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF COMMERCIAL BARGE LINE COMPANY

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-44
Consolidated Statement of Operations for the 10-day period ending December 31, 2010, the period from January 1, 2010 to December 21, 2010 and for the years ended December 31, 2009 and 2008	F-45
Consolidated Balance Sheet as of December 31, 2010 and 2009	F-46
Consolidated Statement of Shareholder’s Equity for the 10-day period ending December 31, 2010, the period from January 1, 2010 to December 21, 2010 and for the years ended December 31, 2009 and 2008	F-47
Consolidated Statement of Cash Flows for the 10-day period ending December 31, 2010, the period from January 1, 2010 to December 21, 2010 and for the years ended December 31, 2009 and 2008	F-48
Notes to Consolidated Financial Statements	F-49

Unaudited Interim Financial Statements
Condensed Consolidated Statements of Operations for the three- and nine- month periods ended September 30, 2011 and 2010	F-81
Condensed Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-82
Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2011 and 2010	F-83
Statement of Shareholder’s Equity for the nine months ended September 30, 2011	F-84
Notes to Condensed Consolidated Financial Statements	F-85

Clarification with Respect to Entities Referred to in Financial Statements of Commercial Barge Line Company and Related “Report of Independent Registered Public Accounting Firm”

On pages F-44 through F-80 and F-81 through F-100 of this prospectus we have included financial statements of Commercial Barge Line Company for the 10-day period ended December 31, 2010, the period from January 1, 2010 to December 21, 2010 and for the years ended December 31, 2009 and 2008 (audited) and financial statements of Commercial Barge Line Company for the three and nine month periods ended September 30, 2011 and 2010 (unaudited), respectively. We have also included the “Report of Independent Registered Public Accounting Firm” with respect to such audited financial statements of Commercial Barge Line Company on page F-44 of this prospectus. Only with respect to the aforementioned financial statements of Commercial Barge Line Company and “Report of Independent Registered Public Accounting Firm,” but not elsewhere in this prospectus, references to “Successor” or “Successor Company” refer to Commercial Barge Line Company for periods subsequent December 21, 2010 and “Predecessor” or “Predecessor Company” refer to Commercial Barge Line Company for periods ended on or prior to December 21, 2010.

Ernst & Young LLP Suite 2400 400 West Market Street Louisville, KY 40202 Tel: +1 502 585 1400 Fax: +1 502 584 4221 www.ey.com

Report of Independent Auditors

The Shareholder of ACL I Corporation

We have audited the accompanying consolidated balance sheet of ACL I Corporation and subsidiaries (the Company) as of December 31, 2010, and the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from December 21, 2010 (date of inception) to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACL I Corporation and subsidiaries at December 31, 2010, and the consolidated results of their operations and their cash flows for the period from December 21, 2010 (date of inception) to December 31, 2010 in conformity with U. S. generally accepted accounting principles.

September 27, 2011

A member firm of Ernst & Young Global Limited

ACL I CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

December 21 - December 31, 2010

(In thousands)

Revenues
Transportation and Services	$19,779
Manufacturing	4,986

Revenues	24,765

Cost of Sales
Transportation and Services	16,921
Manufacturing	4,838

Cost of Sales	21,759

Gross Profit	3,006
Selling, General and Administrative Expenses	8,227

Operating Loss	(5,221)

Other Expense (Income)
Interest Expense	805
Other, Net	(19)

Other Expense	786

Loss from Operations Before Income Taxes	(6,007)
Income Taxes	628

Net Loss	$(6,635)

The accompanying notes are an integral part of the consolidated financial statements.

ACL I CORPORATION

CONSOLIDATED BALANCE SHEET

December 31, 2010

(In thousands)

ASSETS
Current Assets
Cash	$3,707
Accounts Receivable, Net	83,518
Inventory	50,834
Deferred Tax Assets	10,072
Assets Held for Sale	2,133
Prepaid and Other Current Assets	32,075

Total Current Assets	182,339
Properties, Net	979,655
Investment in Equity Investees	5,743
Accounts Receivable, Affiliates	17,400
Other Assets	53,665
Goodwill	20,470

Total Assets	$1,259,272

LIABILITIES
Current Liabilities
Accounts Payable	$44,782
Accrued Payroll and Fringe Benefits	27,992
Deferred Revenue	14,132
Accrued Claims and Insurance Premiums	12,114
Accrued Interest	11,667
Customer Deposits	500
Other Current Liabilities	25,810

Total Current Liabilities	136,997
Long Term Debt	385,152
Pension and Post Retirement Liabilities	38,615
Deferred Tax Liabilities	208,651
Other Long Term Liabilities	60,901

Total Liabilities	830,316

SHAREHOLDER’S EQUITY
Other Capital	435,487
Retained Deficit	(6,635)
Accumulated Other Comprehensive Income	104

Total Shareholder’s Equity	428,956

Total Liabilities and Shareholder’s Equity	$1,259,272

The accompanying notes are an integral part of the consolidated financial statements.

ACL I CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

(In thousands)

	Other Capital (1)	Retained Deficit	Accumulated Other Comprehensive Income	Total
Capital Contributions at Acquisition	$432,561	$—	$—	$432,561
Gross Excess Tax Benefit from Share-based Compensation	2,926	—	—	2,926
Comprehensive Loss:
Net Loss		(6,635)		(6,635)
Net Gain on Fuel Swaps (net of tax of $62)			104	104

Total Comprehensive Loss			104

Balance at December 31, 2010	$435,487	$(6,635)	$104	$428,956

(1)	The Company has 1,000 authorized shares with par value of one cent each. Other capital includes the 100 outstanding shares that were issued at par during the period. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements.

ACL I CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

December 21 - December 31, 2010

(In thousands)

OPERATING ACTIVITIES
Net Loss	$(6,635)
Adjustments to Reconcile Net Loss to
Net Cash Provided by Operations:
Depreciation and Amortization	2,876
Debt Premium, Debt Discount and Debt Issuance Cost Amortization	(76)
Deferred Taxes	(1,600)
Share-Based Compensation	41
Other Operating Activities	43
Changes in Operating Assets and Liabilities:
Accounts Receivable	1,661
Inventory	1,802
Other Current Assets	5,070
Accounts Payable	2,593
Accrued Interest	881
Other Current Liabilities	1,376

Net Cash Provided by Operating Activities	8,032
INVESTING ACTIVITIES
Cash Paid for shares of American Commercial Lines, Inc. (net of cash acquired)	(395,809)
Other Investing Activities, primarily self-constructed barges in process	(1,735)

Net Cash Used in Investing Activities	(397,544)
FINANCING ACTIVITIES
Cash Investment by Parent	418,277
Revolving Credit Facility Repayments	(18,894)
Bank Overdrafts on Operating Accounts	(9,090)
Gross Tax Benefit from Share-Based Compensation	2,926

Net Cash Used in Financing Activities	393,219
Net Increase in Cash and Cash Equivalents	3,707
Cash and Cash Equivalents at Inception	—

Cash and Cash Equivalents at End of Period	$3,707

The accompanying notes are an integral part of the consolidated financial statements.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except as context dictates)

NOTE 1.     ACCOUNTING POLICIES

REPORTING ENTITY

ACL I Corporation (“ACL I”) is a Delaware corporation. ACL I is a wholly owned subsidiary of Finn Holding Corporation (“Finn”). ACL I was incorporated in October 2010 but had no activity prior to December 21, 2010. Finn is primarily owned by certain affiliates of Platinum Equity, LLC (“Platinum”). On December 21, 2010, Platinum acquired American Commercial Lines Inc. (“ACL”). The ten day period from December 21 to December 31, 2010 represents the only activity of ACL I Corporation and its acquired subsidiaries (“Active Period”). This acquisition is referred to herein as the “Acquisition” in all instances of usage. See Note 13 for further information. The Acquisition was accomplished through the merger of Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of ACL I, with and into ACL. Prior to the Acquisition ACL I conducted no separate business activities. The assets of ACL consist principally of its ownership of all of the stock of Commercial Barge Line Company (“CBL”). In connection with the Acquisition the purchase price has been preliminarily allocated in these statements as of the Acquisition date. CBL does not conduct any operations independent of its ownership of all of the equity interests in American Commercial Lines LLC, ACL Transportation Services LLC, and Jeffboat LLC, Delaware limited liability companies, and ACL Professional Services, Inc., a Delaware corporation, and their subsidiaries. Following the Acquisition, ACL I files as part of the consolidated federal tax return of its direct parent, Finn. In these financial statements, unless the context indicates otherwise, the “Company” refers to ACL I and its subsidiaries, on a consolidated basis.

The operations of the Company include barge transportation together with related port services along the United States Inland Waterways consisting of the Mississippi River System, its connecting waterways and the Gulf Intracoastal Waterway (the “Inland Waterways”) and marine equipment manufacturing. Barge transportation accounts for the majority of the Company’s revenues and includes the movement of bulk products, grain, coal, steel and liquids in the United States. The Company has long term contracts with many of its customers. Manufacturing of marine equipment is provided to customers in marine transportation and other related industries in the United States. The Company also has an operation engaged in naval architecture and engineering. This operation is significantly smaller than either the transportation or manufacturing segments. The Company has discontinued operations consisting of the results of operations related to Summit Contracting Inc. (“Summit”) which was sold by ACL in 2009 and all former international operations which were sold by ACL in 2006. There was no activity in discontinued operations in the ten day period ended December 31, 2010.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements reflect the results of operations, cash flows and financial position of ACL I and its wholly-owned subsidiaries. All intercompany accounts and transactions with subsidiaries have been eliminated.

Investments in companies that are not majority-owned are accounted for under the equity method or at cost, depending on the extent of control during the period presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the significant estimates underlying these financial statements include amounts recorded as reserves for doubtful accounts, reserves for obsolete and slow moving inventories, pension and post-retirement liabilities, incurred but not reported medical and prescription drug claims, insurance claims and related insurance receivables, deferred tax liabilities, assets held for sale, revenues and expenses on special vessels using the percentage-of-completion method, environmental liabilities, valuation allowances related to deferred tax assets, expected forfeitures of share-based compensation, liabilities for unbilled barge and boat maintenance, liabilities for

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unbilled harbor and towing services, estimated future cash flows of its reporting entities, recoverability of acquisition goodwill and depreciable lives of long-lived assets.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short term investments with a maturity of less than three months when purchased. The Company has, from time to time, cash in banks in excess of federally insured limits.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following.

December 31, 2010
Accounts Receivable	$83,518
Allowance for Doubtful Accounts	—

$83,518

The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. As part of the accounting for the Acquisition, accounts receivable were recorded at estimated fair value which resulted in a reserve amount of zero at December 31, 2010. The Company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. On an ongoing basis, an allowance against the trade receivables is expected to be established based either on the Company’s specific knowledge of a customer’s financial condition or a percentage of past due accounts. Accounts are charged to the allowance when management determines that the accounts are unlikely to be collected. Recoveries of trade receivables previously reserved in the allowance are added back to the allowance when recovered.

INVENTORY

Inventory is carried at the lower of cost (based on a weighted average cost method) or market and consists of the following:

December 31, 2010
Raw Materials	$19,255
Work-in-Process	5,844
Parts and Supplies	25,735

$50,834

As part of the accounting for the Acquisition, the Company’s fuel and steel inventories were written up to fair value. At the Acquisition date, fuel inventories fair value was $0.16 per gallon higher than book value resulting in a total write-up of $853 which will be charged to future earnings as the fuel inventory is used. Adjustments required to record steel inventories at fair value at the Acquisition date increased the Company’s work-in-process and raw materials inventories by $842 and $2,353 respectively. These higher costs will be charged to operations as the steel is used in barge construction.

PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets include estimated claims receivable from insurance carriers of $10,193 at December 31, 2010 and fuel hedge receivables of $2,919 at December 31, 2010. The remainder of current assets primarily relate to prepaid rent, insurance and other contracts.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ASSETS AND ASSET CAPITALIZATION POLICIES

Asset capitalization policies have been established by management to conform to U.S. generally accepted accounting principles. All expenditures for property, buildings or equipment with economic lives greater than one year are recorded as assets and amortized over the estimated economic useful life of the individual asset. Generally, individual expenditures less than one thousand dollars are not capitalized. An exception is made for program expenditures, such as personal computers, that involve multiple individual expenditures with economic lives greater than one year. The costs of purchasing or developing software are capitalized and amortized over the estimated economic life of the software.

New barges built for the transportation segment by the manufacturing segment are capitalized at cost. Repairs that extend the original economic life of an asset or that enhance the original functionality of an asset are capitalized and amortized over the asset’s remaining estimated economic life. Capitalized expenditures include major steel re-plating of barges that extends the total economic life of the barges, repainting the entire sides or bottoms of barges which also extends their economic life or rebuilding boat engines, which enhances the fuel efficiency or power production of the boats.

Routine engine overhauls that occur on a one to three year cycle are expensed when they are incurred. Routine maintenance of boat hulls and superstructures as well as propellers, shafts and rudders are also expensed as incurred. Routine repairs to barges, such as steel patching for minor hull damage, pump and hose replacements on tank barges or hull reinforcements, are also expensed as incurred.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated, the assets are evaluated and their carrying amount is reduced to fair value of the underlying assets limited by the discounted net cash flows or other estimates of fair value of the group.

The recoverability of indefinite-lived intangible assets (e.g. goodwill) is evaluated annually or more frequently if impairment indicators exist, on a reporting unit basis by comparing the estimated fair value to its carrying value.

PROPERTIES, DEPRECIATION AND AMORTIZATION

At the Acquisition date the long-lived assets of the Company have been revalued at estimated fair value. Depreciation expense in the 10 day period ended December 31, 2010 was $2,496.

Property additions subsequent to the Acquisition are stated at cost less accumulated depreciation. Provisions for depreciation of properties are based on the estimated useful service lives computed on the straight-line method. Buildings and improvements are depreciated over periods from 15 to 45 years. Improvements to leased property are amortized over the shorter of their economic life or the respective lease term. Equipment is depreciated over periods from 5 to 42 years.

Properties consist of the following:

December 31, 2010
Land	$20,002
Buildings and Improvements	55,058
Equipment	907,091

982,151
Less Accumulated Depreciation	2,496

$979,655

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INTANGIBLE ASSETS

Intangible assets are included in other assets, net of amortization, in the consolidated balance sheet and consist of the following.

	Amortization	December 31, 2010
Customer Backlog – Jeffboat	6	194
Tradenames – Jeffboat	119	4,181
Favorable Leases	188	25,573
Goodwill	—	20,470

	$313	$50,418

Future intangible amortization expense is estimated to be as follows:

2011	$7,250
2012	5,927
2013	5,566
2014	4,896
2015	2,738

The Company also has capitalized software of $7,430 at December 31, 2010 which is included in Other Assets. Software amortization expense was $67 for the Active Period.

INVESTMENTS IN EQUITY INVESTEES

The Investment in Equity Investees balance at December 31, 2010, consists of small individual equity investments in four domestic ventures: BargeLink LLC, Bolivar Terminal LLC, TTBarge Services Mile 237 LLC and MarineNet LLC. The Company holds 50% or less of the equity interest in each investee and does not exercise control over any entity. Earnings related to ACL I’s equity method investees in aggregate were $19 for the 10 day period. These earnings are included in other income in the consolidated statements of operations. As of the Acquisition these investments were recorded at their fair value. See Note 13. The difference between the fair value and our interest in the underlying net assets will be amortized over a period of five years from the date of the Acquisition.

DEBT COST AMORTIZATION

The Company amortizes debt issuance costs and fees over the term of the debt using the effective interest method. Amortization of debt issuance costs was $82 for the 10 day period and is included in interest expense. The unamortized balance of $15,170 of debt issuance costs which relates to the Company’s credit facility (See Note 2) is recorded in other assets in the consolidated balance sheet at December 31, 2010.

DEBT PREMIUM/DISCOUNT

On July 7, 2009, CBL issued $200,000 of senior notes (the “Notes”). At the time of the Acquisition these Notes were recorded at their fair value. See Note 13. At the date of the Acquisition the Notes were recorded at fair value through recognition of a premium of $35,000, which will amortize as a reduction of interest expense over the remaining life of the Notes on the interest method. Amortization of the premium in the 10 day period ended December 31, 2010 was $158.

DERIVATIVE INSTRUMENTS

Derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedges are adjusted through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in its fair value that are considered to be effective, as defined, either offset the change in fair value of the hedged assets, liabilities, or firm commitments through income, or are recorded in Other Comprehensive

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income until the hedged item is recorded in income. Any portion of a change in a derivative’s fair value that is considered to be ineffective, or is excluded from the measurement of effectiveness, is recorded immediately in income. The fair value of financial instruments is generally determined based on quoted market prices.

REVENUE RECOGNITION

The primary source of the Company’s revenue, freight transportation by barge, is recognized based on voyage percentage-of-completion. The proportion of freight transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles from the loading point to the barge destination as specified in the customer’s freight contract. The position of the barge at accounting period end is determined by locating the position of the boat with the barge in tow through use of a global positioning system. The recognition of revenue based upon the percentage of voyage completion results in a better matching of revenue and expenses. The deferred revenue balance in current liabilities represents the uncompleted portion of in-process contracts.

The recognition of revenue generated from contract rate adjustments occurs based on the percentage of voyage completion method. The rate adjustment occurrences are defined by contract terms. They typically occur monthly or quarterly, are based on recent historical inflation measures, including fuel, labor and/or general inflation, and are invoiced at the adjusted rate levels in the normal billing process.

The recognition of revenue due to shortfalls on take or pay contracts occurs at the end of each declaration period. A declaration period is defined as the time period in which the contract volume obligation was to be met. If the volume was not met during that time period, then the amount of billable revenue resulting from the failure to perform will be calculated and recognized as it is billed.

Day rate plus towing contracts have a twofold revenue stream. The day rate, a daily charter rate for the equipment, is recognized for the amount of time the equipment is under charter during the period. The towing portion of the rate is recognized once the equipment has been placed on our boat to be moved for the customer.

Revenue from unit tow equipment day rate contracts is recognized based on the number of days services are performed during the period.

Marine manufacturing revenue is recognized based on the completed contract or the percentage-of-completion method depending on the length of the construction period. Ocean going vessels are significantly more expensive and take substantially longer to construct than typical barges for use on the Inland Waterways. The Company uses the percentage-of-completion method of recognizing revenue and expenses related to the construction of these longer-term production vessels based on labor hours incurred as a percent of estimated total hours for each vessel.

The Company uses the completed contract method for barges built for Inland Waterways use which typically have construction periods of 90 days or less. Contracts are considered complete when title has passed, the customer has accepted the vessel and there is no substantial continuing involvement by the Company with the vessel. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Harbor services, terminal, repair and other revenue are recognized as services are provided.

Revenue from the Company’s professional service company is recorded primarily on the percentage-of-completion method wherein the direct costs incurred to date over the estimated total direct costs of a contract times the total revenues under the contract determines revenues to be recorded for any contract.

EXPENSE ESTIMATES FOR HARBOR AND TOWING SERVICE CHARGES

Harbor and towing service charges are estimated and recognized as services are received. Estimates are based upon recent historical charges by specific vendor for the type of service charge incurred and upon published vendor rates. Service events are recorded by vendor and location in our barge tracking system. Vendor charges can vary based upon the number of boat hours required to complete the service, the grouping of barges in vendor tows and the quantity of man hours and materials required.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EXPENSE ESTIMATES FOR UNBILLED BOAT AND BARGE MAINTENANCE CHARGES

Many boat and barge maintenance activities are necessarily performed as needed to maximize the in-service potential of our fleets. Many of these services are provided by long time partners located along the entire length of the Inland Waterways. Estimates are therefore required for unbilled services at any period end in order to record services as they are received. Estimates are based upon historical trends and recent charges.

INSURANCE CLAIM LOSS DEDUCTIBLES AND SELF INSURANCE

Liabilities for insurance claim loss deductibles include accruals of personal injury, property damage, cargo damage and accident claims. These accruals are estimated based upon historical experience with similar claims. The estimates are recorded upon the first report of a claim and are updated as new information is obtained. The amount of the liability is based on the type and severity of the claim and an estimate of future claim development based on current trends and historical data.

EMPLOYEE BENEFIT PLANS

Assets and liabilities of our defined benefit plans are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized, impacting our results of operations. The Company is self-insured up to $250 per individual for medical benefits for current and COBRA employees, per policy year. The liability for post-retirement medical benefits is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs.

RECENTLY ISSUED ACCOUNTING STANDARDS

Periodically the Financial Accounting Standards Board (“FASB”) issues additional Accounting Standards Updates (“ASUs”). ASUs considered to have a potential impact on the Company where the impact is not yet determined are discussed as follows.

In January 2010, the FASB issued new guidelines and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures for purchases, sales, issuances and settlements on a gross basis for Level 3 fair value measurements. We do not anticipate the adoption of this guidance to materially impact the Company. These new disclosures are effective for interim and annual reporting periods beginning after December 15, 2010.

ASU Number 2011-5 was issued in June 2011, amending Topic 220 — Comprehensive Income. The ASU modifies alternative presentation standards, eliminating the option for disclosure of the elements of other comprehensive income within the statement of shareholder’s equity. Adoption of this ASU by the Company will change our existing presentation, but will not impact the components of other comprehensive income. The ASU is effective for fiscal periods beginning after December 15, 2011.

NOTE 2.    DEBT

December 31, 2010
Revolving Credit Facility	$150,310
2017 Notes	200,000
Purchase Premium on Senior Notes	34,842

Long Term Debt	$385,152

Concurrent with the Acquisition, on December 21, 2010, ACL entered into a new senior secured asset-based revolving credit facility (“Credit Facility”) which provides for borrowing capacity of up to an aggregate principal amount of $475,000 with a final maturity date of December 21, 2015. Proceeds of the Credit Facility are available for use by ACL and, subject to certain limitations, its subsidiaries for working capital and general corporate purposes, including funding of certain amounts paid by the ACL in connection with the Acquisition. At the

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition, proceeds of the Credit Facility were used, in part, to fund the liquidation of ACL’s previous facility and certain expenses associated with the Acquisition.

ACL may also use the Credit Facility to issue letters of credit up to a total of $50,000. Availability under the Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of ACL vessels, inventory and receivables and subject to certain blocks and reserves, all as further set forth in the Credit Facility. At December 31, 2010, ACL is currently prohibited from incurring more than $390,000 of indebtedness under the Credit Facility regardless of the size of the borrowing base until (a) all of the obligations (other than unasserted contingent obligations) under the indenture governing the 2017 Notes are repaid, defeased, discharged or otherwise satisfied or (b) the indenture governing the 2017 Notes is replaced or amended or otherwise modified in a manner such that such additional borrowings would be permitted. At the ACL’s option, the Credit Facility may be increased by $75,000, subject to certain requirements set forth in the Credit Facility.

In accordance with the security agreement, the ACL’s obligations under the Credit Facility are secured by, among other things, a lien on substantially all of their tangible and intangible personal property (including but not limited to vessels, accounts receivable, inventory, equipment, general intangibles, investment property, deposit and securities accounts, certain owned real property and intellectual property) and a pledge of the capital stock of each of ACL’s wholly owned restricted domestic subsidiaries, subject to certain exceptions and thresholds.

Borrowings under the Credit Facility bear interest, at ACL’s option, at either (i) an alternate base rate or an adjusted LIBOR rate plus, in each case, an applicable margin. Such applicable margin will, depending on average availability under the Credit Facility, range from 2.00% to 2.50% in the case of base rate loans and 2.75% to 3.25% in the case of LIBOR rate loans. Interest is payable (a) in the case of base rate loans, monthly in arrears, and (b) in the case of LIBOR rate loans, at the end of each interest period, but in no event less often than every three months. A commitment fee is payable monthly in arrears at a rate per annum equal to 0.50% of the daily unused amount of the commitments in respect of the Credit Facility. ACL, at its option, may prepay borrowings under the Credit Facility and re-borrow such amounts, at any time (subject to applicable borrowing conditions) without penalty, in whole or in part, in minimum amounts and subject to other conditions set forth in the Credit Facility. For any period that availability is less than a certain defined level set forth in the credit agreement and until no longer less than such level for a 30-day period, the credit agreement imposes several financial covenants on ACL and its subsidiaries, including (a) a minimum fixed charge coverage ratio (as defined in the credit agreement) of at least 1.1 to 1; and (b) a maximum first lien leverage ratio of 4.25 to 1.0. The credit agreement requires that ACL and its subsidiaries comply with covenants relating to customary matters (in addition to those financial covenants described above), including with respect to incurring indebtedness and liens, using the proceeds received under the credit agreement, transactions with affiliates, making investments and acquisitions, effecting mergers and asset sales, prepaying indebtedness, and paying dividends.

On July 7, 2009, CBL issued $200,000 aggregate principal amount of senior secured second lien 12.5 % notes due July 15, 2017 (the “2017 Notes”). At the Acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000 on the acquisition date. The 2017 Notes are guaranteed by ACL and by all material existing and future domestic subsidiaries of CBL.

The 2017 Notes and Credit Facility have no financial covenants unless borrowing availability is generally less than $59,375. This is $180,315 less than the availability at December 31, 2010. Should the springing covenants be triggered in the Notes and Credit Facility the leverage calculation includes only first lien senior debt, excluding debt under the 2017 Notes. The 2017 Notes and Credit Facility also provide flexibility to execute sale leasebacks, sell assets and issue additional debt to raise additional funds. In addition the 2017 Notes and Credit Facility place no direct restrictions on capital spending, but, subject to certain exceptions for redeemable capital interests, management benefit plans and stock dividends, as well as a $20,000 allowance for such payments, do limit the payment of cash dividends to a level equal to half of cumulative consolidated net income from July 1, 2009 plus the aggregate amount of any new capital contributions or equity offering proceeds. Outstanding redeemable capital interests and management benefit plans total less than $15,000 at December 31, 2010 and, since July 1, 2009 there was no available cumulative consolidated net income through December 31, 2010. No new capital contributions or equity offerings were made in fiscal 2010.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Notes were offered in accordance with Rule 144A under the Securities Act of 1933, as amended, to purchasers in the United States and in accordance with Regulation S under the Securities Act to purchasers outside of the United States. The Notes were subsequently registered under the Securities Act. In October 2009 CBL completed the filing of a Registration Statement on Form S-4 to meet the registration rights requirements it assumed under the Rule 144A private placement of Notes completed on July 7, 2009. In December 2009 an amended registration statement became effective and the contemplated exchange offer was completed on January 22, 2010.

During the period presented ACL and CBL have been in compliance with the respective covenants contained in its Credit Facility and the Notes.

The principal payments of long-term debt outstanding as of December 31, 2010, over the next five years and thereafter are as follows.

2011	$—
2012	—
2013	—
2014	—
2015	150,310
Thereafter	200,000

350,310
Unamortized debt premium	34,842

$385,152

NOTE 3.    INCOME TAXES

ACL I’s operating entities are primarily single member limited liability companies that are owned by a corporate parent, and are subject to U.S. federal and state income taxes on a combined basis.

The components of income tax expense, exclusive of income tax expense associated with discontinued operations, follow.

Income taxes currently payable
Federal	$—
State	—

—

Deferred income tax expense
Federal	565
State	63

628

Total income taxes	$628

Income tax attributable to other comprehensive income:	$62

Income tax computed at federal statutory rates reconciled to income tax expense exclusive of income tax expense associated with discontinued operations as follows.

December 21 to December 31, 2010
Tax at federal statutory rate	$(2,103)
State income taxes, net	41
Other:
Acquisition Costs	2,690

Total income tax expense	$628

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of deferred income taxes included on the balance sheet are as follows.

DEFERRED TAX ASSETS:
Reserve for bad debts	$1,940
Inventory adjustments	365
Employee benefits and compensation	7,550
Other accruals	(131)
Warranty accruals	348

CURRENT DEFERRED TAX ASSET	$10,072

Net Operating Loss Carryback	$12,289
Accrued claims	720
Accrued pension - ACL plan long-term	11,793
Deferred non-qualified 401 (k) plan	1,413
Accrued post-retirement medical	1,366
Stock compensation	723
Temporary differences due to income recognition timing	221
Sale of Summit	125
Charitable contribution carryforward	122
AMT credit	1,594

TOTAL DEFERRED TAX ASSETS	$40,438

DEFERRED TAX LIABILITIES
Domestic property	$(93,802)
Equity investments in domestic partnerships and limited liability companies	(223)
Long-term leases	(1,245)
Prepaid insurance	(287)
Software	(1,167)
Gain on fuel futures	(1,094)
Goodwill	(72)
Purchase accounting	(141,127)

TOTAL DEFERRED TAX LIABILITIES	$(239,017)

NET DEFERRED TAX LIABILITY	$(198,579)

NOTE 4.    EMPLOYEE BENEFIT PLANS

The Company sponsors or participates in defined benefit plans covering most salaried and hourly employees. Effective February 1, 2007, for non-represented salaried and hourly employees, and February 19, 2007, for represented employees, the defined benefit plan was closed to new employees. The plans provide for eligible employees to receive benefits based on years of service and either compensation rates or at a predetermined multiplier factor.

Contributions to the plans are sufficient to meet the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Plan assets consist primarily of common stocks, corporate bonds, and cash and cash equivalents.

In addition to the defined benefit pension and related plans, the Company has a defined benefit post-retirement healthcare plan covering certain full-time employees. The plan provides medical benefits and is contributory. Retiree contributions are adjusted annually. The plan also contains other cost-sharing features such as deductibles and coinsurance. The accounting for the healthcare plan anticipates future cost-sharing changes to the written plan that are consistent with Company’s expressed intent to increase the retiree contribution rate annually. The post-retirement healthcare plan was modified in 2003 by discontinuing coverage to new hires and current employees who had not reached age 50 by July 1, 2003, and by terminating the prescription drug benefit for all retirees as of January 1, 2004.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company also sponsors a contributory defined contribution plan (“401k”) covering eligible employee groups. Contributions to such plans are based upon a percentage of employee contributions and were $80 for the 10 day period ended December 31, 2010 representing a match of up to 4% of the employee’s contribution.

Certain employees are covered by a union-sponsored, collectively-bargained, multi-employer defined benefit pension plan. Contributions to the plan, which are based upon a union contract, were approximately $7 in the 10 day period ended December 31, 2010. Subsequent to the Acquisition as part of the purchase allocation a liability of $3,497 was established for the estimated present value of our obligations to the plan. On March 18, 2011 ACL Transportation Services LLC filed a declaratory judgment action seeking a declaration that Company be allowed to withdraw from the plan and be assessed withdrawal liability. The estimate established in purchase accounting is the estimate of the withdrawal liability.

See “Recently Issued Accounting Standards” in Note 1 for a discussion of a provision contained in ASC Section 715, “Compensation — Retirement Benefits,” which was adopted in 2008.

A summary of the pension and post-retirement plan components follows.

Pension Plan
December 31, 2010
Accumulated Benefit Obligation, End of Year	$185,552

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation, at Acquisition date	$189,172
Service cost	125
Interest cost	290
Actuarial (gain) loss	317
Benefits paid	(212)

Projected benefit obligation, end of period	$189,692

CHANGE IN PLAN ASSETS:
Fair value of plan assets, at Acquisition date	$157,849
Actual return on plan assets	583
Company contributions	—
Benefits paid	(212)

Fair value of plan assets, end of period	$158,220

Funded status	$(31,472)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Noncurrent assets	$—
Current liabilities	—
Noncurrent liabilities	(31,472)

Net amounts recognized	$(31,472)

AMOUNTS RECOGNIZED IN CONSOLIDATED OTHER COMPREHENSIVE INCOME:
Net actuarial (gain) loss	$—
Prior service cost	—

Total	$—

Measurement date	December 31, 2010

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Post-Retirement Medical Plan
December 31, 2010
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation, beginning of period	$4,172
Service cost	—
Interest cost	8
Plan participants’ contributions	9
Actuarial (gain) loss	(55)
Benefits paid	(12)

Benefit obligation, end of period	$4,122

CHANGE IN PLAN ASSETS:
Fair value of plan assets, beginning of period	$—
Employer contributions	3
Plan participants’ contributions	9
Benefits paid	(12)

Fair value of plan assets, end of period	$—

FUNDED STATUS:
Funded status	$(4,122)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Noncurrent assets	$—
Current liabilities	(476)
Noncurrent liabilities	(3,646)

Net amounts recognized	$(4,122)

AMOUNTS RECOGNIZED IN CONSOLIDATED OTHER COMPREHENSIVE INCOME:
Net actuarial gain	$—
Measurement date	December 31, 2010

Subsequent to the Acquisition the amounts that had previously been recorded in other comprehensive income until their recognition were part of the fair value recognition in the push-down of the purchase allocation.

Weighted-average assumptions

2010
Pension:
Discount rate - benefit cost	6.175%
Discount rate - benefit obligation	5.705%
Expected return on plan assets	8.25%
4% for 2011
Rate of compensation increase	3% thereafter

The following table presents the fair value of plan assets by asset category. All fair values are based on quoted prices in active markets for identical assets (Level 1).

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value at December 31, 2010
Equity securities - S&P 500 index fund	$42,793
Equity securities - small/mid cap fund	11,082
Equity securities - world fund	15,477
Debt securities - high yield bond fund	12,468
Debt securities - long duration bond fund	30,912
Debt securities - core fixed income fund	29,050
Debt securities - emerging markets debt fund	5,925
Other assets - opportunity collective fund	10,513

Total	$158,220

The Company employs a historical market and peer review approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

2010
Post-retirement:
Discount rate - benefit cost	6.175%
Discount rate - benefit obligation	5.705%

The net post-retirement benefit obligation was determined using the assumption that the health care cost trend rate for retirees was 10.0% for the current year, decreasing gradually to a 5.0% trend rate by 2016 and remaining at that level thereafter. A 1% decrease in the discount rate would have increased the net periodic benefit cost for 2010 by $1,000 and increased the year-end accumulated postretirement benefit obligation by $3,000.

Investment Policies and Strategies

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value and small, mid and large capitalizations. During normal market environments target allocations are maintained through monthly rebalancing procedures but may be altered due to existing market conditions or opportunities. Derivatives may be used to gain market exposure in an efficient and timely manner. To the extent that the non-derivative component of a portfolio is exposed to clearly defined risks, and derivative contracts exist which can be used to reduce those risks, the investment managers are permitted to use such derivatives for hedging purposes. For example, derivatives can be used to extend the duration of the portfolio via interest rate swaps. Investment risk is measured and monitored on an ongoing basis through daily, monthly and annual asset/liability analysis, periodic asset/liability studies and timely investment portfolio reviews.

Contributions and Payments

The post-retirement medical benefit plan is unfunded. The Company expects to pay approximately $489 in medical benefits under the plan in 2011, before retiree contributions. The pension plan is funded and held in trust. The Company expects to contribute $4,750 to the pension plan in 2011. The expected payments to plan participants are as follows.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Plan	Post-Retirement Medical Plan
2011	$7,442	$489
2012	8,210	513
2013	8,954	532
2014	9,892	534
2015	10,613	503
Next 5 years	62,852	1,860

NOTE 5.    LEASE OBLIGATIONS

The Company leases operating equipment, buildings and data processing hardware under various operating leases and charter agreements, which expire from 2011 to 2075 and which generally have renewal options at similar terms. Certain vessel leases also contain purchase options at prices approximating fair value of the leased vessels. Rental expense under continuing obligations were $612 in the 10 days ended December 31, 2010.

At December 31, 2010, obligations under the Company’s operating leases with initial or remaining non-cancellable lease terms longer than one year were as follows. The Company had no capital leases at December 31, 2010.

	2011	2012	2013	2014	2015	2016 and after
Operating Lease Obligations	$23,370	$17,976	$14,773	$12,668	$9,673	$52,915

NOTE 6.    RELATED PARTY TRANSACTIONS

There were no related party freight revenues in the ten day period ended December 31, 2010 and there were no related party receivables included in accounts receivable on the consolidated balance sheets at December 31, 2010 except contained in the caption Accounts Receivable, Affiliates, related to the receivable from Finn related to the Acquisition. Included in this amount is $14,284 related to a portion of the funding of the Acquisition purchase price representing the intrinsic value of the share-based compensation for certain non-executive level employees that was paid as part of the Acquisition consideration. Per the share-based compensation plan, which was assumed by Finn (See Note 11), on a change of control, as defined in the American Commercial Lines Inc. 2008 Omnibus Incentive Plan, outstanding awards either vested and paid or had to be rolled over to equity of the acquirer. The payout of the non-executive level employees was paid with proceeds of an advance on ACL’s Credit Facility.

NOTE 7.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts and fair values of ACL I’s financial instruments are as follows:

	December 31, 2010
	Carrying Amount	Fair Value
Assets:
Fuel Hedge Swap Receivables	$166	$166
Liabilities:
Revolving Credit Facility	150,310	150,310
2017 Senior Notes	234,842	235,000

The fuel hedge swaps are valued at quoted market rates for identical instruments, or Level 1 inputs as to fair value. The carrying value of the revolving credit facility bears interest at floating rates and therefore approximates its fair value. The Notes are based on quoted market rates at December 31, 2010.

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short term maturity of these instruments.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fuel Price Risk Management

The Company has price risk for fuel not covered by contract escalation clauses and in time periods from the date of price changes until the next monthly or quarterly contract reset. From time to time the Company’s subsidiaries, prior to the Acquisition have utilized derivative instruments to manage volatility in addition to contracted rate adjustment clauses. The Company had no gains or losses in the reported period. As such gains or losses occur they are recorded as a decrease to fuel expense, a component of cost of sales, as the fuel is used. The fair value of unsettled fuel price swaps at December 31, 2010 is listed in the following table. These derivative instruments have been designated and accounted for as cash flow hedges, and to the extent of their effectiveness, changes in fair value of the hedged instrument will be accounted for through other comprehensive income until the fuel hedged is used, at which time the gain or loss on the hedge instruments will be recorded as fuel expense (cost of sales). The amounts in other comprehensive income are expected to be recorded in income in 2011 as the underlying gallons are used. Hedge ineffectiveness is recorded as part of fuel expense in transportation Cost of Sales as incurred.

Description	12/31/2010	Fair Value of Measurements at Reporting Date Using Markets for Identical Assets (Level 1)
Fuel Price Swaps	$ 2,919	$ 2,919

At December 31, 2010, the increase in the fair value of the financial instruments is recorded as a net receivable of $2,919 in the consolidated balance sheet and $104 as a net of tax deferred gain in other comprehensive income in the consolidated balance sheet less hedge ineffectiveness. Hedge ineffectiveness resulted in no change to fuel expense in the ten day period ended December 31, 2010. The fair value of the fuel price swaps is based on quoted market prices. 7,638,000 gallons were hedged under open fuel swap contracts which be settled between January 2011 and December 2011. The Company may increase the quantity hedged or add additional months based upon active monitoring of fuel pricing outlooks by the management team.

NOTE 8.    CONTINGENCIES

A number of legal actions are pending against the Company in which claims are made in substantial amounts. While the ultimate results of pending litigation cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on the Company’s consolidated statements of operations, balance sheets and cash flows.

Stockholder litigation. On October 22, 2010, a putative class action lawsuit was commenced against ACL, ACL’s directors, Platinum, Finn and Finn Merger in the Court of Chancery of the State of Delaware. The lawsuit is captioned Leonard Becker v. American Commercial Lines Inc. et al, Civil Action No. 5919-VCL. Plaintiff amended his complaint on November 5, 2010, prior to a formal response from any defendant. On November 9, 2010, a second putative class action lawsuit was commenced against ACL, ACL’s directors, Platinum, Finn and Finn Merger in the Superior/Circuit Court for Clark County in the State of Indiana. The lawsuit is captioned Michael Eakman v. American Commercial Lines Inc., et al., Case No. 1002-1011-CT-1344. In both actions, plaintiffs allege generally that the directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a process that they allege did not ensure adequate and fair consideration to the stockholders. They also allege that various disclosures concerning the Transaction included in the Definitive Proxy Statement are inadequate. They further allege that Platinum aided and abetted the alleged breaches of duties. Plaintiffs purport to bring the lawsuits on behalf of the public stockholders of the Company and seek equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages, and attorneys’ fees and costs, among other relief. ACL entered into a Stipulation and Agreement of Compromise and Settlement, dated as of June 18, 2011, which sets forth the terms and conditions of a proposed settlement of the Delaware and Indiana actions, including the dismissal with prejudice and on the merits of all claims against all of the defendants in both the Delaware and Indiana actions in consideration for the supplementation of the Definitive Proxy Statement. The Stipulation and Agreement of Compromise and Settlement, dated as of June 18, 2011, also provides that the defendants will not oppose Plaintiffs’ counsel’s application to the Delaware Court of Chancery for an award of attorneys’ fees and expenses provided that the application does not exceed $400. The proposed settlement is conditioned upon, among other things, approval by the Delaware Court of Chancery. A hearing on the proposed

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

settlement has been scheduled by the Delaware Court of Chancery for September 2011. There can be no assurance that the Delaware Court of Chancery will approve the proposed settlement as stipulated by the parties.

Shareholder Appraisal Action. On April 12, 2011, IQ Holdings, Inc. filed a Verified Petition for Appraisal of Stock against ACL in the Court of Chancery in the State of Delaware. Among other things, the appraisal petition seeks a judicial determination of the fair value of their 250,000 shares of common stock pursuant to 8 Del. C. § 262, and order by the Delaware Court directing ACL to pay the petitioner fair value for any shares entitled to statutory appraisal, together with interest from the effective date of the Merger, taxes, attorney’s fees, and costs. ACL has begun producing documents to Petitioners and the parties are currently negotiating the terms of limited further production. While it is not possible at this time to determine the potential outcome of this action, we do not believe the action will result in a payment by ACL that would materially affect the financial condition of the Company.

We have been involved in the following environmental matters relating to the investigation or remediation of locations where hazardous materials have or might have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be a potentially responsible party (“PRP”) under applicable federal and state laws.

Collision Incident, Mile Marker 97 of the Mississippi River. ACL and American Commercial Lines LLC, a wholly-owned subsidiary of CBL, (“ACLLLC”), have been named as defendants in the following putative class action lawsuits, filed in the United States District Court for the Eastern District of Louisiana (collectively the “Class Action Lawsuits”): Austin Sicard et al on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4012, filed on July 24, 2008; Stephen Marshall Gabarick and Bernard Attridge, on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4007, filed on July 24, 2008; and Alvin McBride, on behalf of himself and all others similarly situated v. Laurin Maritime (America) Inc.; Whitefin Shipping Co. Ltd.; D.R.D. Towing Co. LLC; American Commercial Lines Inc.; The New Orleans-Baton Rouge Steamship Pilots Association, Case No. 09-cv-04494 B, filed on July 24, 2009. The McBride v. Laurin Maritime, et al. action has been dismissed with prejudice because it was not filed prior to the deadline set by the Court. The claims in the Class Action Lawsuits stem from the incident on July 23, 2008, involving one of ACLLLC’s tank barges that was being towed by DRD Towing Company L.L.C. (“DRD”), an independent towing contractor. The tank barge was involved in a collision with the motor vessel Tintomara, operated by Laurin Maritime, at Mile Marker 97 of the Mississippi River in the New Orleans area. The tank barge was carrying approximately 9,900 barrels of #6 oil, of which approximately two-thirds was released. The tank barge was damaged in the collision and partially sunk. There was no damage to the towboat. The Tintomara incurred minor damage. The Class Action Lawsuits include various allegations of adverse health and psychological damages, disruption of business operations, destruction and loss of use of natural resources, and seek unspecified economic, compensatory and punitive damages for claims of negligence, trespass and nuisance. The Class Action Lawsuits were stayed pending the outcome of the two actions filed in the United States District Court for the Eastern District of Louisiana seeking exoneration from, or limitation of, liability related to the incident as discussed in more detail below. All claims in the class actions have been settled with payment to be made from funds on deposit with the court in the IINA and IINA and Houston Casualty Company interpleader, mentioned below. IINA is DRD’s primary insurer and IINA and Houston Casualty Company are DRD’s excess insurers. The settlement has final approval from the court. Settlement funds were provided to claimants’ counsel and we expect final dismissal of all lawsuits against all parties will be entered, including the Company, with prejudice. Claims under the Oil Pollution Act (“OPA 90”) were dismissed without prejudice. There is a separate administrative process for making a claim under OPA 90 that must be followed prior to litigation. We are processing OPA 90 claims properly presented, documented and recoverable. We have also received numerous claims for personal injury, property damage and various economic damages loss related to the oil spill, including notification by the National Pollution Funds Center of claims it has received. Additional lawsuits may be filed and claims submitted. The claims by two of the three DRD crewmen on the vessel at the time of the incident have been settled with funds paid from the funds on deposit in the interpleader action mentioned below and a final dismissal with prejudice has been entered. The third crew member was the operator of the vessel at the time of the incident and is also a defendant. His claim remains unsettled. We are in early discussions with the Natural Resource Damage Assessment Group, consisting of various

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

State and Federal agencies, regarding the scope of environmental damage that may have been caused by the incident. Recently Buras Marina filed suit in the Eastern District of Louisiana in Case No. 09-4464 against the Company seeking payment for “rental cost” of its marina for cleanup operations. ACL and ACLLLC have also been named as defendants in the following interpleader action brought by DRD’s primary insurer IINA seeking court approval as to the disbursement of the funds: Indemnity Insurance Company of North America v. DRD Towing Company, LLC; DRD Towing Group, LLC; American Commercial Lines, LLC; American Commercial Lines, Inc.; Waits Emmet & Popp, LLC, Daigle, Fisse & Kessenich; Stephen Marshall Gabarick; Bernard Attridge; Austin Sicard; Lamont L. Murphy, individually and on behalf of Murphy Dredging; Deep Delta Distributors, Inc.; David Cvitanovich; Kelly Clark; Timothy Clark, individually and on behalf of Taylor Clark, Bradley Barrosse; Tricia Barrosse; Lynn M. Alfonso, Sr.; George C. McGee; Sherral Irvin; Jefferson Magee; and Acy J. Cooper, Jr., United States District Court, Eastern District of Louisiana, Civil Action 08-4156, Section “I-5,” filed on August 11, 2008. DRD’s excess insurers, IINA and Houston Casualty Company intervened into this action and deposited $9,000 into the Court’s registry. ACLLLC has filed two actions in the United States District Court for the Eastern District of Louisiana seeking exoneration from or limitation of liability relating to the foregoing incident as provided for in Rule F of the Supplemental Rules for Certain Admiralty and Maritime Claims and in 46 U.S.C. sections 30501, 30505 and 30511. We have also filed a declaratory judgment action against DRD seeking to have the contracts between them declared “void ab initio”. This action has been consolidated with the limitation actions and stayed pending the outcome of the limitation actions. Trial began August 8, 2011 and is anticipated to continue for several weeks. We participated in the U.S. Coast Guard investigation of the matter and participated in the hearings which have concluded. A finding has not yet been announced. We have also made demand on DRD (including its insurers) and Laurin Maritime for reimbursement of cleanup costs, indemnification and other damages sustained by our Company. However, there is no assurance that any other party that may be found responsible for the accident will have the insurance or financial resources available to provide such defense and indemnification. We have various insurance policies covering pollution, property, marine and general liability. While the cost of cleanup operations and other potential liabilities are significant, we believe our company has satisfactory insurance coverage and other legal remedies to cover substantially all of the cost.

At December 31, 2010, approximately 625 employees of the Company’s manufacturing segment were represented by a labor union under a contract that expires in April 2013.

At December 31, 2010, approximately 20 positions at ACL Transportation Services LLC’s terminal operations in St. Louis, Missouri, are represented by the International Union of United Mine Workers of America, District 12-Local 2452 (“UMW”), under a collective bargaining agreement that expired March 16, 2011, after a short extension for negotiations. We have unilaterally implemented new contract terms, mostly terms agreed with the UMW, and the employees continue to work without interruption.

Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure that we will be able to reach agreement on renewal terms of these contracts or that we will not be subject to work stoppages, other labor disruption or that we will be able to pass on increased costs to our customers in the future.

NOTE 9.    BUSINESS SEGMENTS

The Company has two significant reportable business segments: transportation and manufacturing. The caption “All other segments” currently consists of our services company, which is much smaller than either the transportation or manufacturing segment. The Company’s transportation segment includes barge transportation operations and fleeting facilities that provide fleeting, shifting, cleaning and repair services at various locations along the Inland Waterways. The manufacturing segment constructs marine equipment for external customers as well as for the Company transportation segment. All of the Company’s international operations, civil construction and environmental consulting services are excluded from segment disclosures due to the reclassification of those operations to discontinued operations (see Note 12).

Management evaluates performance based on segment earnings, which is defined as operating income. The accounting policies of the reportable segments are consistent with those described in the summary of significant accounting policies. Intercompany sales are transferred at the lower of cost or fair market value and intersegment profit is eliminated upon consolidation.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reportable segments are business units that offer different products or services. The reportable segments are managed separately because they provide distinct products and services to internal and external customers.

	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
	Transportation	Manufacturing
December 22, 2010 to December 31, 2010
Total revenue	$19,652	$4,986	$177	$(50)	24,765
Intersegment revenues	50	—	—	(50)	—

Revenue from external customers	19,602	4,986	177	—	24,765
Operating expense
Materials, supplies and other	6,311	—	—	—	6,311
Rent	570	—	—	—	570
Labor and fringe benefits	3,102	—	—	—	3,102
Fuel	3,986	—	—	—	3,986
Depreciation and amortization	2,532	—	—	—	2,532
Taxes, other than income taxes	330	—	—	—	330
Cost of goods sold	—	4,838	90	—	4,928

Total cost of sales	16,831	4,838	90	—	21,759
Selling, general & administrative	8,029	65	133	—	8,227
Total operating expenses	24,860	4,903	223	—	29,986

Operating income	$(5,258)	$83	$(46)	$—	$(5,221)

Segment assets	$1,159,012	$87,707	$12,553	$—	$1,259,272
Goodwill	$20,470	$—	$—	$—	$20,470

(1)	Financial data for segments below the reporting thresholds is attributable to a segment that provides architectural design services that was acquired by CBL in the fourth quarter 2007.

NOTE 10.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income as of December 31, 2010 consists of the following:

2010
Gain on fuel hedge, net of tax provision of $62	$104

NOTE 11.     SHARE-BASED COMPENSATION

Since January 2005 share-based compensation has been granted to the Company’s employees and, formerly, to the directors of ACL, from time to time. Prior to 2009 share-based awards were made to essentially all employees. ACL had reserved 750,000 ACL shares (equivalent to approximately 54,000 shares of Finn Holding) for grants to employees and directors under the American Commercial Lines Inc. 2008 Omnibus Incentive Plan (“the Plan”) which in 2008 replaced the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors and the ACL 2005 Stock Incentive Plan. According to the terms of the Plan, forfeited share awards and expired stock options become available for future grants.

For all share-based compensation, as employees and directors render service over the vesting periods, expense is recorded to the same line items used for cash compensation. Generally, this expense is for the straight-line amortization of the grant date fair market value adjusted for expected forfeitures. Other capital is correspondingly increased as the compensation is recorded. Grant date fair market value for all non-option share-based compensation is the closing market value on the date of grant. Adjustments to estimated forfeiture rates are made when actual results are known, generally when awards are fully earned. Adjustments to estimated forfeitures for awards not fully vested occur when significant changes in turnover rates become evident.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective as of the date of the Acquisition on December 21, 2010, all awards that had been granted to non-executive employees and to the former ACL board members vested and were paid out consistent with certain provisions in the Plans. The payment of the intrinsic value of these awards totaling $14,284 was a part of the consideration paid for the Acquisition. The remaining fair market value at the date of grant for these awards totaling $3,179 was expensed immediately prior to the Acquisition date. Awards previously granted to Company executives under the Plan were assumed by Finn and remained outstanding through December 31, 2010 with no changes in the terms and conditions, except for adjustment to denomination in Finn shares and conversion to time-based vesting as to the performance restricted units. At December 31, 2010, 8,799 shares were available under the Plan for future awards.

During 2010, no share-based compensation awards were made after March 31, 2010. During the quarter ended March 31, 2010 the following share-based awards were issued to directors and employees under the ACL’s 2008 Omnibus Stock Incentive Plan (“Stock Incentive Plan”): stock options for 110,451 ACL shares (approximately 7,924 Finn Holding shares) with an average strike price of $22.01 per share ($306.81 per option post-conversion), 121,476 restricted stock units (approximately 8,715 post-conversion shares) and 28,413 performance shares (approximately 2,038 post-conversion shares). The terms of all of the awards were essentially the same as prior grants under the Stock Incentive Plan and the American Commercial Lines Equity Award Plan for Employees, Officers and Directors. The fair value of the restricted stock units and performance shares was $22.01 per share ($306.81 adjusted for the conversion), the closing price on the date of grant. Stock option grant date fair values are determined at the dates of grant using a Black-Scholes option pricing model, a closed-form fair value model, based on market prices at the date of grant. The dividend yield, weighted average risk-free interest rate, expected term and volatility were respectively 0.0%, 2.7%, 6 years and 175.7% for the majority of the issued options. Certain options issued to the Board of Directors had a slightly shorter expected term. Options granted had a computed average fair value of $14.15 per option ($197.24 post conversion).

The following table contains information as to the number and related expense and tax benefit associated with remaining share-based compensation at December 31, 2010.

	Non-qualified stock options	Restricted stock units	Performance restricted stock units
Number outstanding	14,074.5	6,167.0	5,811.0
Weighted average exercise price per share	$213.03
Previously recognized compensation cost	$755	$688	$641
Income tax benefit	$283	$258	$240
Unrecognized compensation cost	$1,170	$669	$648
Weighted average remaining life for compensation	1.6 years	1.5 years	1.5 years

The Company has no vested options at December 31, 2010. The weighted average grant date fair value of the 14,074.5 outstanding unvested options at December 31, 2010 was $9.81 per share ($136.81 adjusted for the conversion). Remaining compensation to be expensed related to these options was $1,170 at December 31, 2010. The weighted average strike price of unvested options was $15.28 per share ($213.03 adjusted for the conversion). The weighted average remaining life for unvested compensation is slightly less than two years.

The general characteristics of issued types of share-based awards granted under the Plans through December 31, 2010, are as follows.

Stock Options—Stock options granted to management employees generally vest over three years in equal annual installments. Stock options granted to board members generally cliff vested in six months. All options issued through December 31, 2010, generally expire ten years from the date of grant. Stock option grant date fair values are determined at the date of grant using a Black-Scholes option pricing model, a closed-form fair value model, based on market prices at the date of grant. Options outstanding at December 31, 2010, had a remaining weighted average contractual life of approximately 8.6 years.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Units—Restricted stock units granted to non-officers generally vest over three years in equal annual installments, while a less significant amount of the grants cliff vest twelve months from date of grant. Restricted stock units granted to officers cliff vest thirty-six months from the date of issuance.

NOTE 12.    DISCONTINUED OPERATIONS

Discontinued operations consists of the results of operations related to Summit Contracting Inc. (“Summit”) which was sold by ACL in 2009 and all former international operations which were sold by ACL in 2006. No activity occurred in the ten days ended December 31, 2010.

NOTE 13.    ACQUISITIONS, DISPOSITIONS AND IMPAIRMENT

Finn Holding Corporation (owned primarily by certain affiliates of Platinum Equity) Acquisition of ACL

On December 21, 2010, Finn, through the merger of FinnMerger, a wholly-owned subsidiary of Finn Intermediate Holding Corporation, subsequently renamed ACL I Corporation, (both of which had no other business activity outside the acquisition) with ACL, completed the acquisition of all of the outstanding equity of ACL, which had its common shares publicly traded since October 7, 2005. The purchase price has been preliminarily allocated and pushed down to the Company. The impacts of the purchase accounting fair valuations are reflected in earnings for the ten-day period ended December 31, 2010.

The funding of the purchase was made by cash of $418,277 invested in ACL I. $317,200 was paid to the transfer agent to purchase all outstanding shares of the Company not held by affiliates of Sam Zell, the largest ACL shareholder. The purchase price was $33.00 per share for the 9,612,110 outstanding shares. $101,077 was also paid to the Zell affiliates for their 3,234,474 shares bringing the total cash invested to $418,277. As further discussed in Note 12 certain participants in the share-based compensation plans of ACL (specifically all non-executive participants, including former board members) were paid a total of $14,284 representing the intrinsic value of their vested and unvested shares at the acquisition date computed by multiplying the number of restricted stock units and performance restricted stock units by $33.00 per unit, with “in the money” non-qualified stock options valued by $33.00 minus the strike prices of the underlying options. This payment was funded by the Company and represents a receivable from Finn on the Company balance sheet at the acquisition date. This brought the total consideration paid to $432,561. In addition ACL assumed the concurrently funded obligations under ACL’s Credit Facility in the amount of $169,204 including obligation for the payment of $15,170 in debt costs which were paid out of the initial draw down on the Credit Facility. These debt costs were capitalized and will be amortized to interest expense on the effective interest method over the expected life of the Credit Facility. All expenses associated with the transaction have been expensed by the parties who incurred the expenses. As further discussed in Note 2, CBL had previously issued $200,000 in 2017 maturity, 12.5% face rate senior notes which remain in place. At the acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000 on the acquisition date.

The summation of the consideration paid is in the following table.

Paid to Zell affiliates	$101,077
Paid to remaining shareholders	317,200
Payments to Share-based comp holders	14,284
Assumed Credit Facility	169,204
Fair value of the 2017 Senior Notes	235,000

Purchase price	$836,765

Allocation of the Purchase Price

The purchase price has been preliminarily allocated as indicated in the following table based primarily on third party appraisal of the major assets and liabilities. The amounts allocated to goodwill consist primarily of the value of the Company’s assembled workforces in its transportation and manufacturing segments, but has not yet been allocated to those segments at December 31, 2010. The amount of goodwill is not tax deductible.

ACL I CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents	$22,468
Trade receivables acquired at fair value	90,693
Other working capital, net	(29,958)
Land	20,002
Buildings/Land Improvements	42,187
Boats	294,534
Barges	543,403
Construction-in-progress	13,110
Other long-lived tangible assets	67,780
Favorable charter contracts	25,761
Other long term assets	23,841
Equity Investments	5,725
Jeffboat tradename and intangibles	4,500
Unfavorable contracts	(61,300)
Multi-employer pension liability	(3,497)
Pension and post retirement	(35,102)
Net deferred tax	(207,852)
Goodwill	20,470

Total	$836,765

Dispositions and Impairments —

Three boats are held for sale and are currently being actively marketed.

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated the assets are evaluated for sale or other disposition, and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value. The recoverability of indefinite-lived intangible assets (i.e. goodwill) is evaluated annually, or more frequently if impairment indicators exist, on a reporting unit basis by comparing the estimated fair value to its carrying value. Additionally, the assets of Elliott Bay were not deemed to be impaired based on the valuation performed in 2010.

NOTE 14.    SUBSEQUENT EVENTS

On February 15, 2011, ACL I, completed a private placement of $250,000 in aggregate principal amount of 10.625%/11.375% Senior Payment in Kind (“PIK”) Toggle Notes due 2016. Interest on the Senior PIK Toggle Notes (the “PIK Notes”) will accrue at a rate of 10.625% with respect to interest paid in cash and a rate of 11.375% with respect to interest paid by issuing additional Notes. Selection of the interest payment method is solely a decision of ACL I. The net of original issue discount proceeds of the PIK Notes offering were used primarily to pay a special dividend to the Company’s stockholder to redeem equity advanced in connection with the acquisition of the Company by an affiliate of Platinum Equity, LLC and to pay certain costs and expenses related to the PIK Notes Offering. Neither ACL nor ACL I conducts activities outside of CBL. These PIK Notes are unsecured and not guaranteed by ACL I’s subsidiaries.

The PIK Notes are not registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The PIK Notes were sold only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

ACL I CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited - In thousands)

	Quarter Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2011
Revenues
Transportation and Services	$197,884	$525,567
Manufacturing	35,086	87,640

Revenues	232,970	613,207

Cost of Sales
Transportation and Services	172,932	500,000
Manufacturing	34,932	86,377

Cost of Sales	207,864	586,377

Gross Profit	25,106	26,830
Selling, General and Administrative Expenses	13,294	46,462

Operating Income (Loss)	11,812	(19,632)

Other Expense (Income)
Interest Expense	15,639	42,503
Other, Net	(189)	(533)

Other Expense	15,450	41,970

Loss from Continuing Operations
Before Income Taxes	(3,638)	(61,602)
Income Tax Benefit	(3,403)	(24,055)

Loss from Continuing Operations	(235)	(37,547)
Discontinued Operations, Net of Tax	(1)	9

Net Loss	$(236)	$(37,538)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ACL I CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2011	December 31, 2010
	(Unaudited)
	(In thousands)
ASSETS
Current Assets
Cash	$2,412	$3,707
Accounts Receivable, Net	86,822	83,518
Inventory	75,456	50,834
Deferred Tax Assets	2,494	10,072
Assets Held for Sale	873	2,133
Prepaid and Other Current Assets	23,979	32,075

Total Current Assets	192,036	182,339
Properties, Net	938,142	979,655
Investment in Equity Investees	5,897	5,743
Accounts Receivable, Affiliates	12,862	17,400
Other Assets	57,980	53,665
Goodwill	20,470	20,470

Total Assets	$1,227,387	$1,259,272

LIABILITIES
Current Liabilities
Accounts Payable	$38,487	$44,782
Accrued Payroll and Fringe Benefits	15,158	27,992
Deferred Revenue	19,717	14,132
Accrued Claims and Insurance Premiums	12,453	12,114
Accrued Interest	9,342	11,667
Customer Deposits	—	500
Other Current Liabilities	31,357	25,810

Total Current Liabilities	126,514	136,997
Long Term Debt	696,296	385,152
Pension and Post Retirement Liabilities	32,651	38,615
Deferred Tax Liabilities	175,747	208,651
Other Long Term Liabilities	49,976	60,901

Total Liabilities	1,081,184	830,316

SHAREHOLDER’S EQUITY
Other Capital	191,962	435,487
Retained Deficit	(44,173)	(6,635)
Accumulated Other Comprehensive Income	(1,586)	104

Total Shareholder’s Equity	146,203	428,956

Total Liabilities and Shareholder’s Equity	$1,227,387	$1,259,272

The accompanying notes are an integral part of the condensed consolidated financial statements.

ACL I CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Nine Months Ended September 30, 2011

(Unaudited - In thousands)

OPERATING ACTIVITIES
Net Loss	$(37,538)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation and Amortization	82,081
Debt Issuance Cost Amortization	(105)
Deferred Taxes	(34,120)
Gain on Property Dispositions	(1,294)
Contribution to Pension	(7,458)
Share-Based Compensation	2,204
Other Operating Activities	(887)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(3,099)
Inventory	(24,622)
Other Current Assets	15,673
Accounts Payable	(8,270)
Accrued Interest	11,894
Other Current Liabilities	(4,167)

Net Cash Used In Operating Activities	(9,708)

INVESTING ACTIVITIES
Property Additions	(42,894)
Proceeds from Property Dispositions	3,383
Other Investing Activities	(2,897)

Net Cash Used in Investing Activities	(42,408)

FINANCING ACTIVITIES
2016 PIK Toggle Notes Issued (net of discount)	245,625
Revolving Credit Facility Borrowings	55,042
Bank Overdrafts on Operating Accounts	1,975
Debt Issuance/Refinancing Costs	(11,221)
Dividends Paid	(240,812)
Tax Benefit of Share-Based Compensation	212
Other Financing Activities	—

Net Cash Provided by Financing Activities	50,821
Net Decrease in Cash and Cash Equivalents	(1,295)
Cash and Cash Equivalents at Beginning of Period	3,707

Cash and Cash Equivalents at End of Period	$2,412

The accompanying notes are an integral part of the condensed consolidated financial statements.

ACL I CORPORATION

STATEMENT OF SHAREHOLDER’S EQUITY

(Unaudited - In thousands)

	Other Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2010	435,487	(6,635)	104	428,956
Excess Tax Benefit of Share-based Compensation	(2,713)	—	—	(2,713)
Dividends Declared	(240,812)	—	—	(240,812)
Comprehensive Loss:
Net Loss	—	(37,538)	—	(37,538)
Net Loss on Fuel Swaps	—	—	(1,690)	(1,690)

Total Comprehensive Loss				(39,228)
Balance at September 30, 2011	$191,962	$(44,173)	$(1,586)	$146,203

(1)	The Company has 1,000 authorized shares outstanding with par value of one cent each. Other capital includes the 100 outstanding shares that were issued at par during the period. See Note 11.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - In thousands)

Note 1.    Reporting Entity and Accounting Policies

ACL I Corporation (“ACL I”) is a Delaware corporation. ACL I is a wholly owned subsidiary of Finn Holding Corporation (“Finn”). Finn is primarily owned by certain affiliates of Platinum Equity, LLC (“Platinum”). On December 21, 2010, Platinum acquired American Commercial Lines Inc. (“ACL”). This acquisition is referred to herein as the “Acquisition” in all instances of usage. See Note 11 for further information. The Acquisition was accomplished through the merger of Finn Merger Corporation (“Finn Merger”), a Delaware corporation and a wholly owned subsidiary of ACL I, with and into ACL. Prior to the Acquisition ACL I conducted no separate business activities. The assets of ACL consist principally of its ownership of all of the stock of Commercial Barge Line Company (“CBL”). In connection with the Acquisition the purchase price has been preliminarily allocated in these statements as of the Acquisition date. CBL does not conduct any operations independent of its ownership of all of the equity interests in American Commercial Lines LLC (“ACL LLC”),, ACL Transportation Services LLC (“ACLTS”), and Jeffboat LLC (“Jeffboat”), Delaware limited liability companies, and ACL Professional Services, Inc., a Delaware corporation and their subsidiaries. Following the Acquisition, ACL I files their return as part of the consolidated federal tax return of its direct parent Finn. In these financial statements, unless the context indicates otherwise, the “Company” refers to ACL I and its subsidiaries on a consolidated basis.

The operations of the Company include barge transportation together with related port services along the United States Inland Waterways consisting of the Mississippi River System, its connecting waterways and the Gulf Intracoastal Waterway (the “Inland Waterways”) and marine equipment manufacturing. Barge transportation accounts for the majority of the Company’s revenues and includes the movement of bulk products, grain, coal, steel and liquids in the United States. The Company has long-term contracts with many of its customers. In addition, the Company manufactures marine equipment for customers in marine transportation and other related industries in the United States. The Company also has an operation engaged in naval architecture and engineering. This operation is significantly smaller than either the transportation or manufacturing segments. In all periods presented, discontinued operations consist of the results of operations related to Summit Contracting Inc. (“Summit”) which was sold in 2009 and the Company’s former international operations which were sold in 2006.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The condensed consolidated balance sheet as of December 31, 2010 has been derived from the audited consolidated balance sheet at that date. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the significant estimates underlying these financial statements include reserves for doubtful accounts, reserves for obsolete and slow moving inventories, pension and post-retirement liabilities, incurred but not reported medical claims, insurance claims and related receivable amounts, deferred tax liabilities, assets held for sale, environmental liabilities, environmental liabilities, valuation allowances related to deferred tax assets, expected forfeitures of share-based compensation, estimates of future cash flows used in impairment evaluations, liabilities for unbilled barge and boat maintenance, liabilities for unbilled harbor and towing services, estimated sub-lease recoveries and depreciable lives of long-lived assets.

In the opinion of management, for all periods presented, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods presented herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. Our quarterly revenues and profits historically have been lower during the first six months of the year and higher in the last six months of the year due primarily to the timing of the North American grain harvest and seasonal weather patterns. This recurring phenomenon was exacerbated by the record flooding in the second quarter of 2011 which disrupted normal operations and increased costs throughout that quarter.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Periodically the Financial Accounting Standards Board (“FASB”) issues additional Accounting Standards Updates (“ASUs”). ASUs considered to have a potential impact on the Company where the impact is not yet determined are discussed as follows.

ASU Number 2011-5 was issued in June 2011, amending Topic 220 — Comprehensive Income. The ASU modifies alternative presentation standards, eliminating the option for disclosure of the elements of other comprehensive income within the statement of stockholder’s equity. Adoption of this ASU by the Company will change our existing presentation, but will not impact the components of other comprehensive income. The ASU is effective for fiscal periods beginning after December 15, 2011.

ASU Number 2011-8 was issued in September 2011, amending Topic 350 Intangibles – Goodwill and Other. The ASU allows entities to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, whereas previous guidance required as the first step in an at least annual evaluation a computation of the fair value of a reporting entity. The ASU is effective for fiscal periods beginning after December 15, 2011.

ASU Number 2011-9 was issued in September 2011, amending Subtopic 715-80 Compensation-Retirement Benefits- Multiemployer Plans. The ASU requires expanded disclosures about an employer’s participation in multiemployer plans, including the plan name, identifying number, the level of an employer’s participation, information about funding status of the plan and the nature of the commitments to the plans. The ASU does not modify current accounting for such plans. The ASU is effective for fiscal periods beginning after December 15, 2011.

For further information, refer to the consolidated financial statements and footnotes thereto, included in the Company’s audited financial statements for the period ended December 31, 2010.

Certain prior year amounts have been reclassified in these financial statements to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

Note 2.    Debt

	September 30, 2011	December 31, 2010
Revolving Credit Facility	$205,352	$150,310
2017 Senior Notes	200,000	200,000
Plus Purchase Premium	30,558	34,842
2016 Senior PIK/Toggle Notes	264,218	—
Less Purchase Discount	(3,832)	—

Total Long Term Debt	$696,296	$385,152

Concurrent with the Acquisition, on December 21, 2010, ACL, CBL, ACL LLC, ACLTS and Jeffboat (the “Borrowers” entered into a new senior secured asset-based revolving credit facility (“Credit Facility”) which provides for borrowing capacity of up to an aggregate principal amount of $475,000 with a final maturity date of December 21, 2015. Proceeds of the Credit Facility are available for use by the Borrowers and, subject to certain limitations, its subsidiaries for working capital and general corporate purposes, including funding of certain amounts paid by the ACL in connection with the Acquisition. At the Acquisition, proceeds of the Credit Facility were used, in part, to fund the liquidation of ACL’s previous facility and certain expenses associated with the Acquisition.

The Borrowers may also use the Credit Facility to issue letters of credit up to a total of $50,000. Availability under the Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of the Company’s vessels, inventory and receivables and subject to certain blocks and reserves, all as further set forth in the Credit Facility agreement. The Borrowers are currently prohibited from incurring more than $390,000 of indebtedness under the Credit Facility regardless of the size of the borrowing base until (a) all of the obligations

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(other than unasserted contingent obligations) under the indenture governing the 2017 Notes are repaid, defeased, discharged or otherwise satisfied or (b) the indenture governing the 2017 Notes is replaced or amended or otherwise modified in a manner such that such additional borrowings would be permitted. At the Borrowers’ option, the Credit Facility may be increased by $75,000, subject to certain requirements set forth in the credit agreement.

In accordance with the credit agreement, the Borrower’s obligations under the Credit Facility are secured by, among other things, a lien on substantially all of their tangible and intangible personal property (including but not limited to vessels, accounts receivable, inventory, equipment, general intangibles, investment property, deposit and securities accounts, certain owned real property and intellectual property) and a pledge of the capital stock of each of ACL’s wholly owned restricted domestic subsidiaries, subject to certain exceptions and thresholds.

Borrowings under the Credit Facility bear interest, at the Borrowers’ option, at either (i) an alternate base rate or an adjusted LIBOR rate plus, in each case, an applicable margin. Such applicable margin will, depending on average availability under the Credit Facility, range from 2.00% to 2.50% in the case of base rate loans and 2.75% to 3.25% in the case of LIBOR rate loans. Interest is payable (a) in the case of base rate loans, monthly in arrears, and (b) in the case of LIBOR rate loans, at the end of each interest period, but in no event less often than every three months. A commitment fee is payable monthly in arrears at a rate per annum equal to 0.50% of the daily unused amount of the commitments in respect of the Credit Facility. The Borrowers, at their option, may prepay borrowings under the Credit Facility and re-borrow such amounts, at any time (subject to applicable borrowing conditions) without penalty, in whole or in part, in minimum amounts and subject to other conditions set forth in the Credit Facility.

On July 7, 2009, CBL issued $200,000 aggregate principal amount of senior secured second lien 12.5 % notes due July 15, 2017 (the “2017 Notes”). At the Acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000. The 2017 Notes are guaranteed by ACL and by all material existing and future domestic subsidiaries of CBL.

The Credit Facility has no financial covenants unless borrowing availability is generally less than a certain defined level set forth in the credit agreement. Availability at June 30, 2011 exceeds the specified level by approximately $155,204. Should the springing covenants be triggered the leverage calculation includes only first lien senior debt, excluding debt under the 2017 Notes. The 2017 Notes and Credit Facility also provide flexibility to execute sale leasebacks, sell assets and issue additional debt to raise additional funds. In addition the 2017 Notes and Credit Facility place no direct restrictions on capital spending, but, subject to certain exceptions for redeemable capital interests, management benefit plans and stock dividends, as well as a $20,000 allowance for such payments, do limit the payment of cash dividends to a level equal to half of cumulative consolidated net income from July 1, 2009 plus the aggregate amount of any new capital contributions or equity offering proceeds. Outstanding redeemable capital interests and management benefit plans total less than $15,000 at June 30, 2011 and, since July 1, 2009 there was no available cumulative consolidated net income through June 30, 2011. No new capital contributions or equity offerings were made in fiscal 2011.

The 2017 Notes were offered in accordance with Rule 144A under the Securities Act of 1933, as amended, to purchasers in the United States and in accordance with Regulation S under the Securities Act to purchasers outside of the United States. The Notes were subsequently registered under the Securities Act. In October 2009 CBL completed the filing of a Registration Statement on Form S-4 to meet the registration rights requirements it assumed under the Rule 144A private placement of Notes completed on July 7, 2009. In December 2009 an amended registration statement became effective and the contemplated exchange offer was completed on January 22, 2010.

On February 15, 2011, ACL I completed a private placement of $250,000 in aggregate principal amount of 10.625%/11.375% Senior Payment in Kind (“PIK”) Toggle Notes due 2016. Interest on the Senior PIK Toggle Notes (the “PIK Notes”) will accrue at a rate of 10.625% with respect to interest paid in cash and a rate of 11.375% with respect to interest paid by issuing additional Notes. Selection of the interest payment method is solely a decision of ACL I made at the start of each interest period. ACL I selected the PIK rate of 11.375% in the initial period. The proceeds of the PIK Notes offering (net of original issue discount) were used primarily to pay a special dividend to Finn’s shareholders to redeem equity advanced in connection with the acquisition of the Company by certain affiliates of Platinum and to pay certain costs and expenses related to the PIK Notes offering. Other than the

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PIK Notes, neither ACL nor ACL I conducts activities outside CBL. These PIK Notes are unsecured and not guaranteed by ACL I’s subsidiaries.

The PIK Notes are not registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The PIK Notes were sold only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

During all periods presented, the Company has been in compliance with the respective covenants contained in the Credit Facility.

Note 3.    Inventory

Inventory is carried at the lower of cost (based on a weighted average method) or market and consists of the following.

	September 30, 2011	December 31, 2010
Raw Materials	$34,829	$19,255
Work in Process	12,876	5,844
Parts and Supplies	27,751	25,735

	$75,456	$50,834

Note 4.    Income Taxes

ACL I’s operating entities are primarily single member limited liability companies that are owned by a corporate parent, and are subject to U.S. federal and state income taxes on a combined basis. The Company, following the Acquisition, files as part of Finn’s U.S. and certain state consolidated returns.

The effective tax rates in the respective three and nine months ended September 30, 2011 and 2010, were distorted by the discrete tax item for a change in the law regarding transaction success fees which increased the benefit in the third quarter of 2011 by $1.9 million and a discrete tax item which increased the provision in the third quarter of the prior year by $0.5 related to the reduction of the state tax benefit for the 2009 operating loss. Remaining benefit/provision represents the application of statutory rates to taxable income impacted by consistent levels of permanent book tax differences on differing expected full year income in 2011 compared to 2010.

Note 5.    Employee Benefit Plans

A summary of the components of the Company’s pension and post retirement plans follows.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
	Successor 2011	Predecessor 2010	Successor 2011	Predecessor 2010
Pension Components:
Service cost	$1,120	$1,122	$3,360	$3,366
Interest cost	2,634	2,606	7,902	7,818
Expected return on plan assets	(3,250)	(3,130)	(9,750)	(9,390)
Amortization of unrecognized losses	—	14	—	42

Net periodic benefit cost	$504	$612	$1,512	$1,836

Post-retirement Components:
Service cost	$3	$3	$9	$9
Interest cost	55	69	165	207
Amortization of net gain	—	(331)	—	(993)

Net periodic benefit cost	$58	($259)	$174	($777)

Note 6.    Related Party Transactions

There were no related party freight revenues in the three and nine month periods ended September 30, 2011 and 2010, and there were no related party receivables included in accounts receivable on the consolidated balance sheets at September 30, 2011 or December 31, 2010, except as contained in the caption Accounts Receivable, Affiliates. Amounts included in that caption relate primarily to the receivable from Finn for a $14,284 portion of the funding of the Acquisition purchase price which represented the intrinsic value of the share-based compensation for certain non-executive level employees which was paid by the Company. Per the American Commercial Lines Inc. 2008 Omnibus Incentive Plan, which was assumed by Finn (See Note 10), on a change of control, outstanding awards either vested or had to be rolled over to equity of Finn. The payout of all of the interests of non-executive level employees and certain vested executive interests were paid with proceeds of an advance on the Company’s credit facility. The amount of the advance is shown as a receivable from Finn and is partially offset by other normal intercompany transactions between the Company and its direct and indirect parents.

Additionally, during the second quarter of 2011 some of the remaining executive share-based compensation restricted stock units vested and were purchased from each executive by Finn. These purchases were paid by the Company with the aggregate amount recorded as a receivable from Finn. The Company subsequently declared and paid dividends equal to the aggregate amount of these payments and was reimbursed by Finn for these expenditures. See Note 10.

Note 7.    Business Segments

The Company has two significant reportable business segments: transportation and manufacturing. The caption “All other segments” currently consists of our services company, which is much smaller than either the transportation or manufacturing segment. ACL I’s transportation segment includes barge transportation operations and fleeting facilities that provide fleeting, shifting, cleaning and repair services at various locations along the Inland Waterways. The manufacturing segment constructs marine equipment for external customers as well as for ACL I’s transportation segment. All of the Company’s international operations, civil construction and environmental consulting services are excluded from segment disclosures due to the reclassification of those operations to discontinued operations.

Management evaluates performance based on segment earnings, which is defined as operating income. The accounting policies of the reportable segments are consistent with those described in the summary of significant accounting policies described in the Company’s audited financial statements for the period ended December 31, 2010.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intercompany sales are transferred at the lower of cost or fair market value and intersegment profit is eliminated upon consolidation.

Reportable segments are business units that offer different products or services. The reportable segments are managed separately because they provide distinct products and services to internal and external customers.

	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
	Transportation	Manufacturing
Three Months ended September 30, 2011
Total revenue	$196,694	$56,907	$1,582	$(22,213)	$232,970
Intersegment revenues	344	21,821	48	(22,213)	—

Revenue from external customers	196,350	35,086	1,534	—	232,970
Operating expense
Materials, supplies and other	63,391	—	—	—	63,391
Rent	6,960	—	—	—	6,960
Labor and fringe benefits	28,875	—	—	—	28,875
Fuel	45,347	—	—	—	45,347
Depreciation and amortization	24,645	—	—	—	24,645
Taxes, other than income taxes	3,094	—	—	—	3,094
Gain on disposition of equipment	60	—	—	—	60
Cost of goods sold	—	34,932	560	—	35,492

Total cost of sales	172,372	34,932	560	—	207,864
Selling, general & administrative	11,953	453	888	—	13,294

Total operating expenses	184,325	35,385	1,448	—	221,158

Operating income (loss)	$12,025	$(299)	$86	$—	$11,812

	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
	Transportation	Manufacturing
Nine Months ended September 30, 2011
Total revenue	$521,674	$121,488	$4,879	$(34,834)	$613,207
Intersegment revenues	881	33,848	105	(34,834)	—

Revenue from external customers	520,793	87,640	4,774	—	613,207
Operating expense
Materials, supplies and other	181,647	—	—	—	181,647
Rent	20,924	—	—	—	20,924
Labor and fringe benefits	84,801	—	—	—	84,801
Fuel	126,919	—	—	—	126,919
Depreciation and amortization	76,072	—	—	—	76,072
Taxes, other than income taxes	9,207	—	—	—	9,207
Gain on disposition of equipment	(1,268)	—	—	—	(1,268)
Cost of goods sold	—	86,377	1,698	—	88,075

Total cost of sales	498,302	86,377	1,698	—	586,377
Selling, general & administrative	42,036	1,461	2,965	—	46,462

Total operating expenses	540,338	87,838	4,663	—	632,839

Operating (loss) income	$(19,545)	$(198)	$111	$—	$(19,632)

(1)	Financial data for a segment below the reporting threshold is attributable to a segment that provides naval architectural design services.

Note 8.    Financial Instruments, Risk Management and Comprehensive Income (Loss)

The Company has price risk for fuel not covered by contract escalation clauses and in time periods from the date of price changes until the next monthly or quarterly contract reset. From time to time the Company has utilized derivative instruments to manage volatility in addition to contracted rate adjustment clauses. For several years the Company has been entering into fuel price swaps with commercial banks. The number of gallons settled and related net gains, as well as additional gallons hedged and unrealized changes in market value are contained in the following table by quarter for the nine months ended September 30, 2011. As hedged fuel is used, any gains or losses incurred are recorded as a decrease to fuel expense, a component of cost of sales.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of unsettled fuel price swaps is listed in the following table. These derivative instruments have been designated and accounted for as cash flow hedges. To the extent of their effectiveness, changes in fair value of the hedged instrument will be accounted for through other comprehensive income until the hedged fuel is used, at which time the gain or loss on the hedge instruments will be recorded as fuel expense (cost of sales). Other comprehensive income (loss) at September 30, 2011 of $1,832 and December 31, 2010 of $104 consisted of gains on fuel hedging, net of the tax provisions of ($972) and $62, respectively. Hedge ineffectiveness is recorded in income as a component of fuel expense as incurred.

The carrying amounts and fair values of the Company’s financial instruments, which are recorded in Accrued Liabilities, are as follows:

Description	9/30/2011	Fair Value of Measurements at Reporting Date Using Markets for Identical Assets (Level 1)
Fuel Price Swaps	($1,832)	($1,832)

The amounts in other comprehensive income are expected to be recorded in income as the underlying gallons are used.

For the three and nine months ended September 30, 2011 and 2010 the Company’s change in other comprehensive income (expense) and total comprehensive income are contained in the following table. The changes in other comprehensive income in all periods was driven by changes in the values of open fuel hedges in each period, net of related ineffectiveness and income taxes.

Comprehensive Income (Loss)

	Three Months Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2011
Net Loss	$(236)	$(37,538)
Other Comprehensive Loss	(4,546)	(1,690)

Total Comprehensive Loss	$(4,782)	$(39,228)

At September 30, 2011, the decrease in the fair value of the financial instruments is recorded as a net payable of $1,832 in the consolidated balance sheet and as a net-of-tax deferred gain, less hedge ineffectiveness, in other comprehensive income in the consolidated balance sheet. Hedge ineffectiveness resulted in an increase to fuel expense of $49 and $35 in the third quarter and first nine months of 2011 respectively. The fair value of the fuel price swaps is based on quoted market prices for identical instruments, or Level 1 inputs as to fair value. The maturity of the fuel price swap contracts extends through July 2012. The Company may increase the quantity hedged or add additional months based upon active monitoring of fuel pricing outlooks by the management team.

	Gallons	Dollars
Fuel Price Swaps at December 31, 2010	7,638	$2,919
1st Quarter 2011 Fuel Hedge Expense	(5,501)	(2,055)
1st Quarter 2011 Changes	24,900	13,181
2nd Quarter 2011 Fuel Hedge Expense	(7,813)	(4,158)
2nd Quarter 2011 Changes	9,501	(3,524)
3rd Quarter 2011 Fuel Hedge Expense	(6,812)	(2,708)
3rd Quarter 2011 Changes	—	(5,487)

Fuel Price Swaps at September 30, 2011	21,913	$(1,832)

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.    Contingencies

A number of legal actions are pending against the Company in which claims are made in substantial amounts. While the ultimate results of pending litigation cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on CBL’s consolidated statements of operations, balance sheets and cash flows.

Stockholder litigation. On October 22, 2010, a putative class action lawsuit was commenced against ACL, the direct parent of CBL, ACL’s directors, Platinum, Finn and Merger Sub in the Court of Chancery of the State of Delaware. The lawsuit is captioned Leonard Becker v. American Commercial Lines Inc., et al, Civil Action No. 5919-VCL. Plaintiff amended his complaint on November 5, 2010, prior to a formal response from any defendant. On November 9, 2010, a second putative class action lawsuit was commenced against us, our directors, Platinum, Finn and Merger Sub in the Superior/Circuit Court for Clark County in the State of Indiana. The lawsuit is captioned Michael Eakman v. American Commercial Lines Inc., et al., Case No. 1002-1011-CT-1344. In both actions, plaintiffs allege generally that our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a process that they allege did not ensure adequate and fair consideration to our stockholders. They also allege that various disclosures concerning the Transaction included in the Definitive Proxy Statement are inadequate. They further allege that Platinum aided and abetted the alleged breaches of duties. Plaintiffs purport to bring the lawsuits on behalf of the public stockholders of CBL and seek equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages, and attorneys’ fees and costs, among other relief. CBL entered into a Stipulation and Agreement of Compromise and Settlement, dated as of June 18, 2011, which sets forth the terms and conditions of a proposed settlement of the Delaware and Indiana actions, including the dismissal with prejudice and on the merits of all claims against all of the defendants in both the Delaware and Indiana actions in consideration for the supplementation of the Definitive Proxy Statement and payment of $200 of plaintiffs’ attorney fees. The Settlement was approved by the Court and the actions have been dismissed.

Shareholder Appraisal Action. On April 12, 2011, IQ Holdings, Inc. filed a Verified Petition for Appraisal of Stock against ACL, the direct parent of CBL, in the Court of Chancery in the State of Delaware. Among other things, the appraisal petition seeks a judicial determination of the fair value of their 250,000 shares of common stock pursuant to 8 Del. C. § 262, and order by the Delaware Court directing ACL to pay the petitioner fair value for any shares entitled to statutory appraisal, together with interest from the effective date of the Merger, taxes, attorney’s fees, and costs. ACL has begun producing documents to Petitioners and the parties are currently negotiating the terms of limited further production. While it is not possible at this time to determine the potential outcome of this action, we do not believe the action will result in a payment by ACL that would materially affect the financial condition of CBL.

We have been involved in the following environmental matters relating to the investigation or remediation of locations where hazardous materials have or might have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be a potentially responsible party (“PRP”) under applicable federal and state laws.

Collision Incident, Mile Marker 97 of the Mississippi River. ACL and American Commercial Lines LLC, a wholly-owned subsidiary of CBL, (“ACLLLC”), have been named as defendants in the following putative class action lawsuits, filed in the United States District Court for the Eastern District of Louisiana (collectively the “Class Action Lawsuits”): Austin Sicard et al on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4012, filed on July 24, 2008; Stephen Marshall Gabarick and Bernard Attridge, on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4007, filed on July 24, 2008; and Alvin McBride, on behalf of himself and all others similarly situated v. Laurin Maritime (America) Inc.; Whitefin Shipping Co. Ltd.; D.R.D. Towing Co. LLC; American Commercial Lines Inc.; The New Orleans-Baton Rouge Steamship Pilots Association, Case No. 09-cv-04494 B, filed on July 24, 2009. The McBride v. Laurin Maritime, et al. action has been dismissed with prejudice because it was not filed prior to the deadline set by the Court. The claims in the Class Action Lawsuits stem from the incident on July 23, 2008, involving one of ACLLLC’s tank barges that was being towed by DRD Towing Company L.L.C. (“DRD”), an independent towing contractor. The tank barge was involved in a collision with the motor vessel Tintomara, operated by Laurin Maritime, at Mile Marker 97 of the Mississippi River in the New Orleans area. The tank barge was carrying approximately 9,900 barrels of #6 oil, of which approximately two-thirds was released. The tank barge was damaged in the collision and partially sunk. There was no damage to the towboat. The Tintomara incurred minor damage. The Class Action Lawsuits include various allegations of adverse health and psychological damages, disruption of business operations, destruction and loss of use of natural resources, and seek unspecified economic, compensatory and punitive damages for claims of negligence, trespass and nuisance. The Class Action Lawsuits were stayed pending the outcome of the two actions filed in the United States District Court for the Eastern District of Louisiana seeking exoneration from, or limitation of, liability related to the incident as discussed in more detail below. All claims in the class actions have been settled with payment to be made from funds on deposit with the court in the IINA and IINA and Houston Casualty Company interpleader, mentioned below. IINA is DRD’s primary insurer and IINA and Houston Casualty Company are DRD’s excess insurers. The settlement has final approval from the court. Settlement funds were provided to claimants’ counsel and we expect final dismissal of all lawsuits against all parties will be entered, including CBL, with prejudice. Claims under the Oil Pollution Act (“OPA 90”) were dismissed without prejudice. There is a separate administrative process for making a claim under OPA 90 that must be followed prior to litigation. We are processing OPA 90 claims properly presented, documented and recoverable. We have also received numerous claims for personal injury, property damage and various economic damages loss related to the oil spill, including notification by the National Pollution Funds Center of claims it has received. Additional lawsuits may be filed and claims submitted. The claims by two of the three DRD crewmen on the vessel at the time of the incident have been settled with funds paid from the funds on deposit in the interpleader action mentioned below and a final dismissal with prejudice has been entered. The third crew member was the operator of the vessel at the time of the incident and is also a defendant. His claim remains unsettled. We are in early discussions with the Natural Resource Damage Assessment Group, consisting of various State and Federal agencies, regarding the scope of environmental damage that may have been caused by the incident. Recently Buras Marina filed suit in the Eastern District of Louisiana in Case No. 09-4464 against CBL seeking payment for “rental cost” of its marina for cleanup operations. ACL and ACLLLC have also been named as defendants in the following interpleader action brought by DRD’s primary insurer IINA seeking court approval as to the disbursement of the funds: Indemnity Insurance Company of North America v. DRD Towing Company, LLC; DRD Towing Group, LLC; American Commercial Lines, LLC; American Commercial Lines, Inc.; Waits Emmet & Popp, LLC, Daigle, Fisse & Kessenich; Stephen Marshall Gabarick; Bernard Attridge; Austin Sicard; Lamont L. Murphy, individually and on behalf of Murphy Dredging; Deep Delta Distributors, Inc.; David Cvitanovich; Kelly Clark; Timothy Clark, individually and on behalf of Taylor Clark, Bradley Barrosse; Tricia Barrosse; Lynn M. Alfonso, Sr.; George C. McGee; Sherral Irvin; Jefferson Magee; and Acy J. Cooper, Jr., United States District Court, Eastern District of Louisiana, Civil Action 08-4156, Section “I-5,” filed on August 11, 2008. DRD’s excess insurers, IINA and Houston Casualty Company intervened into this action and deposited $9,000 into the Court’s registry. ACLLLC has filed two actions in the United States District Court for the Eastern District of Louisiana seeking exoneration from or limitation of liability relating to the foregoing incident as provided for in Rule F of the Supplemental Rules for Certain Admiralty and Maritime Claims and in 46 U.S.C. sections 30501, 30505 and 30511. We have also filed a declaratory judgment action against DRD seeking to have the contracts between them declared “void ab initio”. This action has been consolidated with the limitation actions and stayed pending the outcome of the limitation actions. Trial has concluded and post trial briefs have been submitted. Closing arguments are scheduled for December 2011. On August 22, 2011 an action was filed in the U.S. District Court for the Eastern District of Louisiana captioned United States of America v. American Commercial Lines LLC and D.R.D. Towing, LLC, Civil Action No. 2:11-cv-2076. The action seeks damages of approximately $25 million, including certain repayment to the Oil Spill Liability Trust Fund for sums it paid related to the cleanup of the oil spill, a civil penalty under the Clean Water Act in an amount to be determined at trial as well as a claim for natural resources. On July 25, 2011 an action was filed in the 25th Judicial District for the Parish of Plaquemines State of Louisiana captioned Chuc Nguyen, et al. v. American Commercial Lines, Inc. and its Insurers, ABC Insurance Company and Indemnity Insurance Company of North America, No. 58936. The action seeks damages for real or personal property, loss of subsistence use of natural resources associated with loss of profits or impairment of earning capacity. We participated in the U.S. Coast Guard investigation of the matter and participated in the hearings which have concluded. A finding has not yet been announced. We have also made demand on DRD (including its insurers) and Laurin Maritime for reimbursement of cleanup costs, indemnification and other damages sustained by our Company. However, there is no assurance that any other party that may be found responsible for the accident will have the insurance or financial resources available to provide such defense and indemnification. We have various insurance policies covering pollution, property, marine and general liability. While the cost of cleanup operations and other potential liabilities are

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

significant, we believe our company has satisfactory insurance coverage and other legal remedies to cover substantially all of the cost.

At September 30, 2011, approximately 700 employees of the Company’s manufacturing segment were represented by a labor union under a contract that expires in April 2013.

At September 30, 2011, approximately 20 positions at ACL Transportation Services LLC’s terminal operations in St. Louis, Missouri, are represented by the International Union of United Mine Workers of America, District 12-Local 2452 (“UMW”), under a collective bargaining agreement that expired March 14, 2011, after a short extension for negotiations. We have unilaterally implemented new contract terms, mostly terms agreed with the UMW, and the employees continue to work without interruption.

Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure that we will be able to reach agreement on renewal terms of these contracts or that we will not be subject to work stoppages, other labor disruption or that we will be able to pass on increased costs to our customers in the future.

Note 10.    Share-Based Compensation

On April 12, 2011, Finn, the indirect parent of CBL, adopted the Finn Holding Corporation 2011 Participation Plan (the “Participation Plan”) to provide incentive to key employees of Finn and its subsidiaries by granting performance units to key stakeholders, including CBL’s named executive officers, to maximize Finn’s performance and to provide maximum returns to Finn’s stockholders. The Participation Plan may be altered, amended or terminated by Finn at any time.

Under the Participation Plan, the value of the performance units is related to the appreciation in the value of Finn from and after the date of grant. The performance units vest over a period specified in the applicable award agreements. Participants in the Participation Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with CBL. These qualifying events are described below. The Compensation Committee for the Participation Plan (the “Committee”) determines who is eligible to receive an award, the size and timing of the award and the value of the award at the time of grant.

The performance units generally mature according to the terms approved by the Committee and set forth in a grant agreement. Payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of Finn common stock by its stockholders, or (ii) Finn’s payment of a cash dividend. The Participation Plan will expire April 1, 2016 and all performance units will terminate upon the expiration of the Participation Plan, unless sooner terminated pursuant to the terms of the Participation Plan.

The maximum number of performance units that may be awarded under the Participation Plan is 36,800,000. During the three months ended June 30, 2011, 35,305,000 performance units were granted. During the quarter ended September 30, 2011, 17,480,000 performance units were forfeited by terminating executives and 12,075,000 performance units were granted to new executives. The fair value of the performance units on their grant date was zero.

Upon the occurrence of a qualifying event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Participation Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock exceed values pre-determined by the Participation Plan. CBL accounts for grants made pursuant to this Participation Plan in accordance with FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). It is anticipated that since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense will be recognized until the qualifying event(s) becomes probable and can be estimated.

Prior to the Acquisition, ACL had reserved the equivalent of approximately 54,000 shares of Finn Holding for grants to employees and directors under the American Commercial Lines Inc. 2008 Omnibus Incentive Plan (“the Plan”). According to the terms of the Plan, forfeited share awards and expired stock options become available for future grants.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to 2009, share-based awards were made to essentially all employees. Since 2009 the Company has restructured its compensation plans and share-based awards have been granted to a significantly smaller group of salaried employees. This change reduced the amount of share-based compensation in the quarters and nine months ended September 30, 2011 and 2010. No share-based awards were granted under this Plan in the nine months ended September 30, 2011.

For all share-based compensation under the Plan, as participants render service over the vesting periods, expense is recorded to the same line items used for cash compensation. Generally, this expense is for the straight-line amortization of the grant date fair market value adjusted for expected forfeitures. Other capital is correspondingly increased as the compensation is recorded. Grant date fair market value for all non-option share-based compensation is the closing market value on the date of grant. Adjustments to estimated forfeiture rates are made when actual results are known, generally when awards are fully earned. Adjustments to estimated forfeitures for awards not fully vested occur when significant changes in turnover rates become evident.

Effective as of the date of the Acquisition on December 21, 2010, all awards that had been granted to non-executive employees and to the former ACL board members vested and were paid out consistent with certain provisions in the Plan. The payment of the intrinsic value of these awards totaling $14,284 was a part of the consideration paid for the Acquisition and included certain previously vested executive shares. This payment by the Company was recorded as an element of the intercompany receivable balance on the condensed consolidated balance sheet. Unvested awards previously granted to Company executives under the Plan were assumed by Finn. There were no changes in the terms and conditions of the awards, except for adjustment to denomination in Finn shares for all award types and conversion to time-based vesting as to the performance units. At September 30, 2011, 8,799 shares were available under the Plan for future awards, but there is no intention that any further awards will be granted under the Plan.

During the three and nine months ended September 30, 2011, 3,335 and 8,858 restricted stock units, held by separating Company executives, vested. Also during the nine months ended September 30, 2011, 8,277 stock options, held by separating Company executives, vested. This vesting event resulted in an increase in additional paid in capital and a tax benefit for the excess of the intrinsic value of the restricted units at the vesting date over the fair value at the date of grant of $145 for the three months and $1,405 for the nine months ended September 30, 2011.

In the three and nine months ended September 30, 2011, the Company recorded total stock-based employee compensation of $389 and $2,204. This total included $324 and $1,139 for expense related to certain executive outstanding awards which accelerated in accordance with the terms of the Plan at the date of their separation from service during the quarter. The intrinsic value of awards held by separating executives was paid by the Company to the participants upon their separation from the Company, increasing ACL I’s intercompany receivable from Finn. An income tax benefit on the compensation expense of $145 and $825 was recognized for the three months and nine months ended September 30, 2011. As of September 30, 2011, there were 3,885 options outstanding with a weighted average exercise price of $53.68 and 3,119 unvested restricted stock units outstanding.

After the payouts to the executives, during the three months ended March 31, 2011, ACL I declared and paid dividends to Finn in an amount equal to the gross payments. Finn, in turn, used the proceeds to reimburse ACL I for payments made on its behalf to separating executives and to holders of vested restricted units under the Plan.

In March 2011, after the issuance of $250,000 of unsecured PIK Notes by ACL I (See Note 2), Finn declared a dividend of $258.50 per share for each outstanding share. The dividend was paid to Finn shareholders during the first quarter. This reduced Finn’s initial capitalization from $460,000 to $201,500.

Per the terms of the Plan, in the event of such dividend, holders of outstanding share-based equity awards were entitled to receive either dividend rights, participation in the dividend or adjustment of awards to maintain the then-current intrinsic value of the existing awards. Finn elected to pay the dividend per share to holders of vested restricted stock units and performance units and to adjust the strike prices and number of options issued to maintain the intrinsic value at date of dividend, or some combination of such actions. The dividend resulted in payments of $3,659 to Company executives at the date of the dividend, with all remaining share-based awards’ new intrinsic

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value based on shares of Finn valued at $201.50 per share. The $3,659 payment was made by the Company and increased the Company’s related receivable from Finn.

Note 11.    Acquisitions, Dispositions and Impairment

Acquisition of ACL by Finn Holding Corporation (owned primarily by certain affiliates of Platinum Equity, LLC)

On December 21, 2010, Finn, through the merger of Finn Merger , a wholly-owned subsidiary of Finn Intermediate Holding Corporation, subsequently renamed ACL I Corporation, (both of whom had no other business activity at the Acquisition date outside the acquisition) completed the acquisition of all of the outstanding equity of ACL, which had its common shares publicly traded since October 7, 2005. The purchase price has been preliminarily (pending finalization of valuation of certain acquired tangible and intangible assets and liabilities assessment) allocated and pushed down to CBL. The periods after the Acquisition have been, where appropriate designated in these condensed consolidated financial statements by the heading “Successor Company.”

The funding of the purchase was made by cash of $460,000 invested in ACL I. $418,277 in aggregate was paid to acquire all of the outstanding shares on the Acquisition date. As further discussed in Note 6, certain participants in the share-based compensation plans of ACL (specifically all non-executive participants, including former board members and certain payments to executives for vested share-based holdings) were paid a total of $14,284 representing the intrinsic value of their vested and unvested shares at the acquisition date computed by multiplying the number of restricted stock units and performance restricted stock units by $33.00 per unit, with “in the money” non-qualified stock options valued by $33.00 minus the strike prices of the underlying options. This payment was funded by CBL and represents a component of the intercompany receivable from Finn on CBL’s statement of financial position. This payment brought the total cash consideration paid to $432,561. In addition the Company assumed the concurrently funded obligations under the Credit Facility in the amount of $169,204 including obligation for the payment of $15,170 in debt costs which were paid out of the initial draw down on the Existing Credit Facility. These debt costs were capitalized and will be amortized to interest expense on the effective interest method over the expected life of the Credit Facility. All expenses associated with the transaction were expensed. As further discussed in Note 2, CBL had previously issued $200,000 in 2017 maturity, 12.5% face rate senior notes which remain in place. At the acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000 on the acquisition date, an additional element of the purchase consideration. The summation of the consideration paid is in the following table.

Paid to former largest shareholder	$101,077
Paid to remaining shareholders	317,200
Payments to Share-based compensation holders	14,284
Assumed Credit Facility	169,204
Fair value of the 2017 Senior Notes	235,000

Purchase price	$836,765

Allocation of the Purchase Price The purchase price has been preliminarily (pending finalization of valuation of certain acquired tangible and intangible assets and liabilities assessment) allocated as indicated in the following table based primarily on third party appraisal of the major assets and liabilities. These adjustments to fair value are based on Level 3 inputs as defined in FASB guidance on fair value. The amounts allocated to goodwill consist primarily of the value of CBL’s assembled workforces in its transportation and manufacturing segments, but has not yet been allocated to those segments at September 30, 2011. The amount of goodwill is not tax deductible.

ACL I CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents	$22,468
Trade receivables acquired at fair value	90,693
Other working capital, net	(29,958)
Land	20,002
Buildings/Land Improvements	42,187
Boats	294,534
Barges	543,403
Construction-in-progress	13,110
Other long-lived tangible assets	67,780
Favorable charter contracts	25,761
Other long term assets	23,841
Equity Investments	5,725
Jeffboat tradename and intangibles	4,500
Unfavorable contracts	(61,300)
Multi-employer pension liability	(3,497)
Pension and post retirement	(35,102)
Net deferred tax	(207,852)
Goodwill	20,470

Total	$836,765

Dispositions and Impairments —

Three boats were placed into held for sale in the three months ended June 30, 2010. One has been returned to active service. At the date returned to service, depreciation expense was recorded for the period of its classification as held for sale. One of the other two boats was sold in the three months ended September 30, 2011 and the third boat is still being actively marketed.

Report of Independent Registered Public Accounting Firm

The Board of Directors Commercial Barge Line Company

We have audited the accompanying consolidated balance sheets of Commercial Barge Line Company (the Company) as of December 31, 2010 (Successor Company) and 2009 (Predecessor Company), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the periods January 1, 2010 through December 21, 2010 (Predecessor Company) and December 22, 2010 through December 31, 2010 (Successor Company) and the years ended December 31, 2009 and 2008 (Predecessor Company). Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Barge Line Company at December 31, 2010 (Successor Company) and 2009 (Predecessor Company), and the consolidated results of their operations and their cash flows for the periods January 1, 2010 through December 21, 2010 (Predecessor Company) and December 22, 2010 through December 31, 2010 (Successor Company) and the years ended December 31, 2009 and 2008 (Predecessor Company), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

/s/ Ernst & Young LLP

Louisville, Kentucky

March 31, 2011

COMMERCIAL BARGE LINE COMPANY*

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor Company December 22 to	Predecessor Company January 1 to	Predecessor Company Years Ended December 31,
	December 31, 2010	December 21, 2010	2009	2008
	(In thousands)		(In thousands)
Revenues
Transportation and Services	$19,779	$620,753	$630,481	$905,126
Manufacturing	4,986	85,054	215,546	254,794

Revenues	24,765	705,807	846,027	1,159,920

Cost of Sales
Transportation and Services	16,921	520,128	532,224	737,665
Manufacturing	4,838	82,504	189,565	242,309

Cost of Sales	21,759	602,632	721,789	979,974

Gross Profit	3,006	103,175	124,238	179,946
Selling, General and Administrative Expenses	8,227	47,874	70,082	77,536
Goodwill Impairment	—	—	—	855

Operating Income (Loss)	(5,221)	55,301	54,156	101,555

Other Expense (Income)
Interest Expense	805	37,923	40,932	26,829
Debt Retirement Expenses	—	8,701	17,659	2,379
Other, Net	(19)	(313)	(1,259)	(2,279)

Other Expenses	786	46,311	57,332	26,929

Income (Loss) from Continuing Operations
Before Taxes	(6,007)	8,990	(3,176)	74,626
Income Taxes (Benefit)	628	5,540	(1,148)	27,243

Income (Loss) from Continuing Operations	(6,635)	3,450	(2,028)	47,383
Discontinued Operations, Net of Tax	—	300	(10,030)	628

Net Income (Loss)	$(6,635)	$3,750	$(12,058)	$48,011

The accompanying notes are an integral part of the consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONSOLIDATED BALANCE SHEETS

	Successor Company December 31, 2010	Predecessor Company December 31, 2009
	(In thousands)
ASSETS
Current Assets
Cash and Cash Equivalents	$3,707	$1,198
Accounts Receivable, Net	97,802	93,295
Inventory	50,834	39,070
Deferred Tax Asset	10,072	3,791
Assets Held for Sale	2,133	3,531
Prepaid and Other Current Assets	32,075	23,879

Total Current Assets	196,623	164,764
Properties, Net	979,655	521,068
Investment in Equity Investees	5,743	4,522
Accounts Receivable, Intercompany	3,116	37,351
Other Assets	53,665	27,539
Goodwill	20,470	5,997

Total Assets	$1,259,272	$761,241

LIABILITIES
Current Liabilities
Accounts Payable	$44,782	$34,163
Accrued Payroll and Fringe Benefits	27,992	18,283
Deferred Revenue	14,132	13,928
Accrued Claims and Insurance Premiums	12,114	16,947
Accrued Interest	11,667	13,098
Current Portion of Long Term Debt	—	114
Customer Deposits	500	1,309
Other Liabilities	25,810	31,825

Total Current Liabilities	136,997	129,667
Long Term Debt	385,152	345,419
Pension and Post Retirement Liabilities	38,615	31,514
Deferred Tax Liability	208,651	40,133
Other Long Term Liabilities	60,901	6,567

Total Liabilities	830,316	553,300

SHAREHOLDER’S EQUITY
Other Capital	435,487	23,668
Retained Earnings (Deficit)	(6,635)	183,862
Accumulated Other Comprehensive Income	104	411

Total Shareholder’s Equity	428,956	207,941

Total Liabilities and Shareholder’s Equity	$1,259,272	$761,241

The accompanying notes are an integral part of the consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

	Other Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Total
	(In thousands)
Predecessor
Balance at December 31, 2007	$17,192	$148,426	$6,590	$172,208
Excess Tax Benefit	3,455	—	—	3,455
Comprehensive Income:
Net Income	—	48,011	—	48,011
Pension year end date change (Net of Tax Benefit)	—	(517)	—	(517)
Net Loss on Fuel Swaps Designated as Cash Flow Hedging Instruments	—	—	(7,496)	(7,496)
Pension Liability (Net of Tax Benefit)	—	—	(17,070)	(17,070)

Total Comprehensive Income (Loss)	$—	$47,494	$(24,566)	$22,928

Balance at December 31, 2008	$20,647	$195,920	$(17,976)	$198,591

Excess Tax Benefit	(2,170)	—	—	(2,170)
Additional Investment in Summit	5,191	—	—	5,191
Comprehensive Income:
Net Loss	—	(12,058)	—	(12,058)
Net Gain on Fuel Swaps Designated as Cash Flow Hedging Instruments	—	—	9,774	9,774
Pension Liability (Net of Tax Expense)	—	—	8,613	8,613

Total Comprehensive Income (Loss)	$—	$(12,058)	$18,387	$6,329

Balance at December 31, 2009	$23,668	$183,862	$411	$207,941

Excess Tax Benefit	(15)	—	—	(15)
Comprehensive Income:
Net Income	—	3,750	—	3,750
Net Loss on Fuel Swaps Designated as Cash Flow Hedging Instruments	—	—	(949)	(949)
Pension Liability (Net of Tax Expense)	—	—	(1,368)	(1,368)

Total Comprehensive Income (Loss)	$—	$3,750	$(2,317)	$1,432

Balance at December 21, 2010	$23,653	$187,612	$(1,906)	$209,358

Successor
Balance at December 22,2010	$432,561	$—	$—	$432,561
Excess Tax Benefit of Sharebased Compensation	2,926	—	—	2,926
Comprehensive Income:
Net Loss	—	(6,635)	—	(6,635)
Net Gain on Fuel Swaps Designated as Cash Flow Hedging Instruments	—	—	104	104

Total Comprehensive Income (Loss)	$—	$(6,635)	$104	$(6,531)

Balance at December 31, 2010	$435,487	$(6,635)	$104	$428,956

The accompanying notes are an integral part of the consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor Company December 22 to	Predecessor Company January 1 to	Predecessor Company Years Ended December 31,
	December 31, 2010	December 21, 2010	2009	2008
	(In thousands)		(In thousands)
OPERATING ACTIVITIES
Net Income(Loss)	$(6,635)	$3,750	$(12,058)	$48,011
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and Amortization	2,860	45,253	53,838	51,876
Debt Retirement Costs	—	8,701	17,659	2,379
Debt Issuance Cost Amortization	(76)	5,162	7,145	2,625
Deferred Taxes	(1,600)	27,644	(2,184)	19,337
Impairment and Loss on Sale of Summit Contracting	—	—	11,853	—
Gain on Property Dispositions	—	(9,019)	(20,264)	(641)
Share-Based Compensation	41	7,423	8,164	9,284
Other Operating Activities	59	7,168	3,885	2,158
Changes in Operating Assets and Liabilities:
Accounts Receivable	1,661	(8,896)	34,001	(18,320)
Inventory	1,802	(9,850)	31,854	4,013
Other Current Assets	5,070	(20,267)	18,025	(16,165)
Accounts Payable	2,593	10,759	(19,890)	3,001
Accrued Interest	881	(2,246)	11,860	(461)
Other Current Liabilities	1,376	(2,457)	(15,036)	13,383
Net Cash Provided by Operating Activities	8,032	63,125	128,852	120,480

INVESTING ACTIVITIES
Property Additions	—	(57,798)	(33,226)	(97,892)
Proceeds from Sale of Summit Contracting	—	—	2,750	—
Investment in Summit Contracting	—	—	—	(8,462)
Proceeds from government Grants	—	2,552	—	—
Proceeds from Property Dispositions	—	7,337	28,384	4,031
Other Investing Activities	(1,735)	961	(4,445)	(1,884)

Net Cash Used in Investing Activities	(1,735)	(46,948)	(6,537)	(104,207)

FINANCING ACTIVITIES
Revolving Credit Facility Borrowings	—	169,204	154,518	—
Revolving Credit Facility Repayments	(18,894)	(154,518)	(418,550)	(20,450)
2017 Senior Note Borrowings	—	—	200,000	—
Discount on 2017 Senior Notes	—	—	(9,638)	—
Bank Overdrafts on Operating Accounts	(9,090)	6,356	(6,479)	1,806
Debt Issuance/Refinancing Costs	—	(15,402)	(40,547)	(4,888)
Tax (Expense) Benefit of Share Based Compensation	2,926	(15)	(2,170)	3,455
Other Financing Activities	—	(532)	532	—

Net Cash Provided by (Used in) Financing Activities	(25,058)	5,093	(122,334)	(20,077)

Net Increase (Decrease) in Cash and Cash Equivalents	(18,761)	21,270	(19)	(3,804)
Cash and Cash Equivalents at Beginning of Period	22,468	1,198	1,217	5,021

Cash and Cash Equivalents at End of Period	$3,707	$22,468	$1,198	$1,217

Supplemental Cash Flow Information:
Interest Paid	$—	$32,852	$21,155	$24,162
Tax (Refunds Received) Paid — Net	—	(4,859)	(1,689)	3,933

The accompanying notes are an integral part of the consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 1.     ACCOUNTING POLICIES

REPORTING ENTITY

Commercial Barge Line Company (“CBL”) is a Delaware corporation. In these financial statements, unless the context indicates otherwise, the “Company” refers to CBL and its subsidiaries on a consolidated basis.

The operations of the Company include barge transportation together with related port services along the Inland Waterways and marine equipment manufacturing. Barge transportation accounts for the majority of the Company’s revenues and includes the movement of bulk products, grain, coal, steel and liquids in the United States. The Company has long term contracts with many of its customers. Manufacturing of marine equipment is provided to customers in marine transportation and other related industries in the United States. The Company also has an operation engaged in naval architecture and engineering. This operation is significantly smaller than either the transportation or manufacturing segments. During 2009 the Company sold its interests in Summit Contracting Inc. (“Summit”) which had been a consolidated subsidiary since April 1, 2008. The results of operations of Summit have been reclassified into discontinued operations for all periods presented.

The assets of CBL consist primarily of its ownership of all of the equity interests in American Commercial Lines LLC, ACL Transportation Services LLC, and Jeffboat LLC, Delaware limited liability companies, and their subsidiaries. Additionally, CBL owns ACL Professional Services, Inc., a Delaware corporation. CBL is responsible for corporate income taxes. CBL does not conduct any operations independent of their ownership interests in the consolidated subsidiaries.

CBL is a wholly-owned subsidiary of American Commercial Lines Inc. (“ACL”). ACL is a wholly-owned subsidiary of ACL I Corporation (“ACL I”). ACL I is a wholly owned subsidiary of Finn Holding Corporation (“Finn”). Finn is primarily owned by certain affiliates of Platinum Equity, LLC (“Platinum”). On December 21, 2010, ACL announced the consummation of the previously announced acquisition of ACL by Platinum (the “Acquisition”, in all instances of usage. See Note 14 for further information). The Acquisition was accomplished through the merger of Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of ACL I, a Delaware corporation, with and into American Commercial Lines Inc. The assets of ACL consist principally of its ownership of all of the stock of CBL. In connection with the Acquisition the purchase price has been preliminarily allocated in these statements as of the Acquisition date and results of operations for the 10 days from December 22, 2010 to December 31, 2010 have been separately stated herein (See Note 14). All amounts in these financial statements designated “Predecessor Company” refer to periods prior to the Acquisition and all amounts designated “Successor Company” refer to periods after the Acquisition.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements reflect the results of operations, cash flows and financial position of CBL and its majority-owned subsidiaries. All significant intercompany accounts and transactions with subsidiaries have been eliminated. Net amounts receivable are reflected on the statement of financial position in accounts receivable intercompany.

Investments in companies that are not majority-owned are accounted for under the equity method or at cost, depending on the extent of control during the period presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the significant estimates underlying these financial statements include amounts recorded as reserves for doubtful accounts, reserves for obsolete and slow moving inventories, pension and post-retirement liabilities, incurred but not reported medical and prescription drug claims, insurance claims and related insurance receivables, deferred tax liabilities, assets held for sale, revenues and expenses on special vessels using the percentage-of-completion method, environmental liabilities, valuation allowances related to deferred tax assets, expected forfeitures of share-based compensation, liabilities for unbilled barge and boat maintenance, liabilities for unbilled harbor and towing services, estimated future cash flows of its reporting entities, recoverability of acquisition goodwill and depreciable lives of long-lived assets.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short term investments with a maturity of less than three months when purchased. CBL has, from time to time, cash in banks in excess of federally insured limits.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following.

	December 31, 2010	December 31, 2009

Accounts Receivable	$97,802	$98,477
Allowance for Doubtful Accounts	—	(5,182)

	$97,802	$93,295

CBL maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. Subsequent to the Acquisition accounts receivable were recorded at estimated fair value which resulted in a reserve amount of zero at December 31, 2010. Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The Company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. An allowance against the trade receivables is established based either on the Company’s specific knowledge of a customer’s financial condition or a percentage of past due accounts. Accounts are charged to the allowance when management determines that the accounts are unlikely to be collected. Recoveries of trade receivables previously reserved in the allowance are added back to the allowance when recovered.

INVENTORY

Inventory is carried at the lower of cost (based on a weighted average cost method) or market and consists of the following:

	December 31, 2010	December 31, 2009

Raw Materials	$19,255	$5,142
Work in Process	5,844	12,230
Parts and Supplies (1)	25,735	21,698

	$50,834	$39,070

(1)	Net of reserves for obsolete and slow moving inventories of $0 and $656 at December 31, 2010 and 2009, respectively.

Subsequent to the Acquisition our fuel and steel inventories were written up to fair value. Fuel increased $0.16 per gallon for a total write-up of $853 which will be absorbed in future earnings as the fuel inventory is used. Steel costs increased our work in process and raw materials inventories by $842 and $2,353 respectively. These higher costs will be absorbed as the steel is used in barge construction.

PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets include estimated claims receivable from insurance carriers of $10,193 at December 31, 2010, and $9,505 at December 31, 2009, and fuel hedge receivables of $2,919 and $4,779 at December 31, 2010 and 2009, respectively. The remainder of current assets primarily relate to prepaid rent, insurance and other contracts.

ASSETS AND ASSET CAPITALIZATION POLICIES

Asset capitalization policies have been established by management to conform to generally accepted accounting principles. All expenditures for property, buildings or equipment with economic lives greater than one year are recorded as assets and amortized over the estimated economic useful life of the individual asset. Generally, individual expenditures less than one thousand dollars are not capitalized. An exception is made for program expenditures, such as personal computers, that involve multiple individual expenditures with economic lives greater than one year. The costs of purchasing or developing software are capitalized and amortized over the estimated economic life of the software.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New barges built for the transportation segment by the manufacturing segment are capitalized at cost. Repairs that extend the original economic life of an asset or that enhance the original functionality of an asset are capitalized and amortized over the asset’s estimated economic life. Capitalized expenditures include major steel re-plating of barges that extends the total economic life of the barges, repainting the entire sides or bottoms of barges which also extends their economic life or rebuilding boat engines, which enhances the fuel efficiency or power production of the boats.

Routine engine overhauls that occur on a one to three year cycle are expensed when they are incurred. Routine maintenance of boat hulls and superstructures as well as propellers, shafts and rudders are also expensed as incurred. Routine repairs to barges, such as steel patching for minor hull damage, pump and hose replacements on tank barges or hull reinforcements, are also expensed as incurred.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated, the assets are evaluated and their carrying amount is reduced to fair value of the underlying assets limited by the discounted net cash flows or other estimates of fair value of the group.

Losses on assets held for sale of $(4), $3,214 and $430 were recorded in 2010, 2009 and 2008, respectively. (No Successor Company expense.) These amounts are included in cost of sales — transportation and services in the consolidated statement of operations. See Note 17.

The recoverability of indefinite-lived intangible assets (e.g. goodwill) is evaluated annually, or more frequently if impairment indicators exist, on a reporting unit basis by comparing the estimated fair value to its carrying value.

Goodwill and intangible asset impairment losses of $4,400 and $1,124 were recorded in 2009 and 2008, respectively. There were no comparable charges in 2010. $855 of the 2008 amount of impairment expenses is reported as an operating expense in the consolidated statement of operations. The amount was incurred primarily due to increases in the Company’s cost of capital during 2008, which lowered the discounted cash flow calculated in the Company’s valuation model, resulting in an excess of carrying values over the estimated fair value of the entity. Underlying expected cash flows did not change significantly from the acquisition date expectations during 2008.

The entire 2009 charge of $4,400 and the $269 balance of the 2008 charge are included in Discontinued Operations, net of tax in the consolidated statement of operations as they relate to Summit which was sold in 2009. See Note 13.

Losses of $133 and $3,655 were also recorded in 2010 and 2009, respectively, for the closure of the Houston office. (No Successor Company expense.) These losses are reported as selling, general and administrative costs in the consolidated statement of operations. Approximately one-half of the 2009 loss represents impairment of the long-lived assets in that office and the remainder of the expected net lease exposure. The 2010 amount relates to additional exposure on final settlement of the lease which was terminated in 2010.

PROPERTIES, DEPRECIATION AND AMORTIZATION

At the Acquisition date the long-lived assets of the Company have been revalued at estimated fair value. Depreciation expense in the 10 day period ended December 31, 2010 was $2,879 which included $1,710 higher depreciation as a result of the Acquisition revaluation.

Property additions subsequent to the Acquisition are stated at cost less accumulated depreciation. Provisions for depreciation of properties are based on the estimated useful service lives computed on the straight-line method. Buildings and improvements are depreciated from 15 to 45 years. Improvements to leased property are amortized over the shorter of their economic life or the respective lease term. Equipment is depreciated from 5 to 42 years.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Properties consist of the following:

	December 31, 2010	December 31, 2009

Land	$20,002	$10,855
Buildings and Improvements	55,058	51,315
Equipment	907,091	672,314

	982,151	734,484
Less Accumulated Depreciation	2,496	213,416

	$979,655	$521,068

INTANGIBLE ASSETS

Intangible assets are included in other assets in the consolidated balance sheets and consist of the following.

	December 31,	Purchase		December 31,
	2009	Accounting	Amortization	2010
Covenant Not to Compete — EBDG	$137	$—	$137	$—
Customer Backlog — Jeffboat	—	200	6	194
Tradenames — Jeffboat	—	4,300	119	4,181
Favorable Leases — ACLLC	—	25,761	188	25,573

Total Intangibles other than goodwill	$137	$30,261	$450	$29,948

Goodwill — McKinney	$2,100	$(2,100)	$—	$—
Goodwill — EBDG	3,898	(3,898)	—	—
Goodwill — Purchase Accounting	—	20,470	—	20,470

Total Goodwill	$5,998	$14,472	$—	$20,470

Total Intangibles and Goodwill	$6,135	$44,733	$450	$50,418

Future intangible amortization expense is estimated to be as follows:

2011	$7,250
2012	5,927
2013	5,566
2014	4,896
2015	2,738

CBL also has capitalized software of $7,430 at December 31, 2010 and $8,970 at December 31, 2009 which is included in Other Assets. Software amortization expense was $2,282, $2,281 and $2,144 for the fiscal years 2010, 2009 and 2008, respectively. (Successor Company expense $67.)

INVESTMENTS IN EQUITY INVESTEES

The Investment in Equity Investees balance at December 31, 2010, consists of small individual equity investments in four domestic ventures: BargeLink LLC, Bolivar Terminal LLC, TTBarge Services Mile 237 LLC and MarineNet LLC. The Company holds 50% or less of the equity interest in each investee and does not exercise control over any entity. Earnings related to CBL’s equity method investees in aggregate were $495, $982 and $1,064 for fiscal years 2010, 2009 and 2008, respectively. (Successor Company earnings $19.) These earnings are included in other income in the consolidated statements of operations. As of the Acquisition these investments were recorded at their fair value. See Note 14. The difference between the fair value and our interest in the underlying net assets will be amortized over a period of five years from the date of the Acquisition.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DEBT COST AMORTIZATION

CBL amortizes debt issuance costs and fees over the term of the debt on the effective interest method. Amortization of debt issuance costs was $12,712, $24,265 and $5,005 for the fiscal years 2010, 2009 and 2008, respectively, and is included in interest expense (scheduled amortization) and debt retirement expenses (write-offs) in the consolidated statement of operations. Amortization of debt issuance cost for 2010, 2009 and 2008 includes $8,701, $17,659 and $2,379, respectively, from the early retirement of debt (see Note 3). (Successor Company amortization of debt issuance cost $82 and no debt retirement costs were incurred.) Subsequent to the Acquisition the unamortized debt cost related to the issuance of the senior notes of $4,830 were eliminated in the purchase accounting. The unamortized balance of $15,170 of debt issuance costs which relates to the Company’s Existing Credit Facility (See Note 2) is recorded in other assets in the consolidated balance sheet at December 31, 2010.

DEBT PREMIUM/DISCOUNT

On July 7, 2009, CBL issued $200,000 of senior notes (the “Notes”). Subsequent to the Acquisition these Notes are recorded at their fair value at the Acquisition date. See Note 14. In periods prior to the Acquisition, the difference between the stated principal amount of the Notes and the fair value at inception (discount) was amortized using the interest method over the life of the Notes. The amortization of the discount was $1,150 and $539 in fiscal years 2010 and 2009, respectively and is included in interest expense in the consolidated statements of operations. Subsequent to the Acquisition the unamortized original issue discount of $7,948 was written off as part of the purchase price allocation. The unamortized discount of $9,099 at December 31, 2009 is shown as a discount from the face amount of the Notes at that date. Also subsequent to the Acquisition the Notes were revalued to fair value representing a premium of $35,000, which will amortize as a reduction of interest expense over the remaining life of the Notes on the interest method. Amortization of the premium in the 10 day period ended December 31, 2010 was $158.

DERIVATIVE INSTRUMENTS

Derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedges are adjusted through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in its fair value that are considered to be effective, as defined, either offset the change in fair value of the hedged assets, liabilities, or firm commitments through income, or are recorded in Other Comprehensive Income until the hedged item is recorded in income. Any portion of a change in a derivative’s fair value that is considered to be ineffective, or is excluded from the measurement of effectiveness, is recorded immediately in income. The fair value of financial instruments is generally determined based on quoted market prices.

REVENUE RECOGNITION

The primary source of the Company’s revenue, freight transportation by barge, is recognized based on voyage percentage-of-completion. The proportion of freight transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles from the loading point to the barge destination as specified in the customer’s freight contract. The position of the barge at accounting period end is determined by locating the position of the boat with the barge in tow through use of a global positioning system. The recognition of revenue based upon the percentage of voyage completion results in a better matching of revenue and expenses. The deferred revenue balance in current liabilities represents the uncompleted portion of in-process contracts.

The recognition of revenue generated from contract rate adjustments occurs based on the percentage of voyage completion method. The rate adjustment occurrences are defined by contract terms. They typically occur monthly or quarterly, are based on recent historical inflation measures, including fuel, labor and/or general inflation, and are invoiced at the adjusted rate levels in the normal billing process.

The recognition of revenue due to shortfalls on take or pay contracts occurs at the end of each declaration period. A declaration period is defined as the time period in which the contract volume obligation was to be met. If the volume was not met during that time period, then the amount of billable revenue resulting from the failure to perform will be calculated and recognized as it is billed.

Day rate plus towing contracts have a twofold revenue stream. The day rate, a daily charter rate for the equipment, is recognized for the amount of time the equipment is under charter during the period. The towing portion of the rate is recognized once the equipment has been placed on our boat to be moved for the customer.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from unit tow equipment day rate contracts is recognized based on the number of days services are performed during the period.

Marine manufacturing revenue is recognized based on the completed contract or the percentage-of-completion method depending on the length of the construction period. Ocean going vessels are significantly more expensive and take substantially longer to construct than typical barges for use on the Inland Waterways. CBL uses the percentage-of-completion method of recognizing revenue and expenses related to the construction of these longer-term production vessels based on labor hours incurred as a percent of estimated total hours for each vessel.

CBL uses the completed contract method for barges built for Inland Waterways use which typically have construction periods of 90 days or less. Contracts are considered complete when title has passed, the customer has accepted the vessel and there is no substantial continuing involvement by the Company with the vessel. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Harbor services, terminal, repair and other revenue are recognized as services are provided.

Revenue from the Company’s professional service company is recorded primarily on the percentage-of-completion method wherein the direct costs incurred to date over the estimated total direct costs of a contract times the total revenues under the contract determines revenues to be recorded for any contract.

EXPENSE ESTIMATES FOR HARBOR AND TOWING SERVICE CHARGES

Harbor and towing service charges are estimated and recognized as services are received. Estimates are based upon recent historical charges by specific vendor for the type of service charge incurred and upon published vendor rates. Service events are recorded by vendor and location in our barge tracking system. Vendor charges can vary based upon the number of boat hours required to complete the service, the grouping of barges in vendor tows and the quantity of man hours and materials required.

EXPENSE ESTIMATES FOR UNBILLED BOAT AND BARGE MAINTENANCE CHARGES

Many boat and barge maintenance activities are necessarily performed as needed to maximize the in-service potential of our fleets. Many of these services are provided by long time partners located along the entire length of the Inland Waterways. Estimates are therefore required for unbilled services at any period end in order to record services as they are received. Estimates are based upon historical trends and recent charges.

INSURANCE CLAIM LOSS DEDUCTIBLES AND SELF INSURANCE

Liabilities for insurance claim loss deductibles include accruals of personal injury, property damage, cargo damage and accident claims. These accruals are estimated based upon historical experience with similar claims. The estimates are recorded upon the first report of a claim and are updated as new information is obtained. The amount of the liability is based on the type and severity of the claim and an estimate of future claim development based on current trends and historical data.

EMPLOYEE BENEFIT PLANS

Assets and liabilities of our defined benefit plans are determined on an actuarial basis and are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized, impacting our results of operations. The Company is self-insured up to $250 per individual for medical benefits for current employees, per policy year. The liability for post-retirement medical benefits is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs.

On December 31, 2009, due to a change in the Company’s vacation policy regarding accrued benefits payable at any point in time, the Company recorded a non-comparable reversal of $1,209 in accrued vacation liability through selling, general and administrative expenses and $419 through cost of goods sold.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustment in certain circumstances. For the Company these items primarily include all assets and liabilities of the Company at the December 21, 2010 Acquisition date. From time to time the Company also evaluates long-lived assets, goodwill and intangible assets for which fair value is determined as part of the related impairment tests. Other than the purchase accounting adjustments described in Note 14 there were no significant adjustments to fair value or fair value measurements required for non-financial assets or liabilities.

Fair value is defined by accounting standards as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (the exit price). The fair value should be based on assumptions that market participants would use when pricing the asset or liability. This accounting standard establishes a fair value hierarchy known as “the valuation hierarchy” that prioritizes the information used in measuring fair value as follows:

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance now contained in Accounting Standards Codification (“ASC”) Section 715, “Compensation — Retirement Benefits”. The standard requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated balance sheet, and provide additional disclosures. Most of the provisions of the revised standard were previously adopted in 2006 with the impacts as disclosed in previous filings. The standard also required, beginning in 2008, a change in the measurement date of its postretirement benefit plans to December 31 versus the September 30 measurement date used previously. This provision was adopted as of January 1, 2008, and resulted in a charge of $828 ($518 after-tax). This amount was recorded as an adjustment to retained earnings in January 2008.

Subsequent to July 2009 the FASB has issued additional Accounting Standards Updates. Several were technical corrections to the codification. ASU’s considered to have a potential impact on the Company where the impact is not yet determined are discussed as follows.

In January 2010, the FASB issued new guidelines and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures for purchases, sales, issuances, and settlements on a gross basis for Level 3 fair value measurements. We do not anticipate the adoption of this guidance to materially impact the Company. These new disclosures are effective for interim and annual reporting periods beginning after December 15, 2010.

NOTE 2.     DEBT

	Successor	Predecessor
	Company	Company
	December 31,	December 31,
	2010	2009
Revolving Credit Facility	$150,310	$154,518
2017 Senior Notes	200,000	200,000
Less Original Issue Discount	—	(9,099)
Plus Purchase Premium	34,842
EBDG Note	—	114

Total Debt	385,152	345,533
Less Current Portion of Long Term Debt	—	114

Long Term Debt	$385,152	$345,419

Subsequent to the Acquisition, on December 21, 2010, the Company entered into a new the credit agreement, consisting of a senior secured asset-based revolving credit facility (“Existing Credit Facility”) in an aggregate principal amount of $475,000 with a final maturity date of December 21, 2015. Proceeds of the Existing Credit Facility are available for use by the Company and, subject to certain limitations, their subsidiaries for working capital and general corporate purposes, including funding of certain amounts paid by the Company in connection with the Acquisition. At the Acquisition, proceeds of the Existing Credit Facility were used, in part, to fund the liquidation of the Company’s previous facility and certain expenses associated with the Acquisition.

The Borrowers may use the Existing Credit Facility in connection with the issuance of letters of credit up to $50,000. Availability under the Existing Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of the Borrowers’ vessels, inventory and receivables and subject to certain blocks and reserves, all as further set forth in the Existing Credit Agreement. The Company is currently prohibited from incurring more than $390,000 of indebtedness under the Existing Credit Facility regardless of the size of the borrowing base until (a) all of the obligations (other than unasserted contingent obligations) under the indenture governing the 2017 Notes are repaid, defeased, discharged or otherwise satisfied or (b) the indenture governing the 2017 Notes is replaced or amended or otherwise modified in a manner such that such additional borrowings would be permitted. At the Borrowers’ option, the Existing Credit Facility may be increased by $75,000, subject to certain requirements set forth in the Credit Agreement.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with the Security Agreement, the Borrowers’ obligations under the Credit Agreement are secured by, among other things, a lien on substantially all of their tangible and intangible personal property (including but not limited to vessels, accounts receivable, inventory, equipment, general intangibles, investment property, deposit and securities accounts, certain owned real property and intellectual property), a pledge of the capital stock of each of ACL’s wholly owned restricted domestic subsidiaries, subject to certain exceptions and thresholds.

Borrowings under the Credit Agreement bear interest, at the Borrowers’ option, at either (i) an alternate base rate or an adjusted LIBOR rate plus, in each case, an applicable margin. Such applicable margin will, depending on average availability under the Existing Credit Facility, range from 2.00% to 2.50% in the case of base rate loans and 2.75% to 3.25% in the case of LIBOR rate loans. Interest is payable (a) in the case of base rate loans, monthly in arrears, and (b) in the case of LIBOR rate loans, at the end of each interest period, but in no event less often than every three months. A commitment fee is payable monthly in arrears at a rate per annum equal to 0.50% of the daily unused amount of the commitments in respect of the Existing Credit Facility. The Borrowers, at their option, may prepay borrowings under the Existing Credit Facility and re-borrow such amounts, at any time (subject to applicable borrowing conditions) without penalty, in whole or in part, in minimum amounts and subject to other conditions set forth in the Existing Credit Facility. For any period that availability is less than a certain defined level set forth in the Credit Agreement and until no longer less than such level for a 30-day period, the Credit Agreement imposes several financial covenants on CBL and its subsidiaries, including (a) a minimum fixed charge coverage ratio (as defined in the Credit Agreement) of at least 1.1 to 1; and (b) a maximum first lien leverage ratio of 4.25 to 1.0. The Credit Agreement requires that CBL and its subsidiaries comply with covenants relating to customary matters (in addition to those financial covenants described above), including with respect to incurring indebtedness and liens, using the proceeds received under the Credit Agreement, transactions with affiliates, making investments and acquisitions, effecting mergers and asset sales, prepaying indebtedness, and paying dividends.

On February 20, 2009, ACL signed an amendment (“Amendment No. 6”) to the then-existing credit facility extending the maturity to March 31, 2011. The Company was a guarantor of Amendment No. 6. The extended facility initially provided a total of $475,000 in credit availability. The facility was set to reduce credit availability to $450,000 on December 31, 2009, and to $400,000 on December 31, 2010. Fees for Amendment No. 6 totaled approximately $21,200. These fees were initially capitalized and were included in Other Assets at the date of the transaction in the consolidated balance sheet and were being amortized over the life of the amended facility. Amendment No. 6 contained more stringent covenants as to fixed charge coverage and consolidated leverage ratio and placed limitations on annual capital expenditures. The facility initially bore interest at a LIBOR floor of 3% plus a 550 basis point spread. Per the agreement the spread rate was set to increase by 50 basis points every six months during the term of the agreement.

On July 7, 2009, CBL issued $200,000 aggregate principal amount of senior secured second lien 12.5% notes due July 15, 2017 (the “Notes”). The issue price was 95.181% of the principal amount of the Notes ($9,638 discount at issuance date), resulting in an effective interest rate of approximately 13.1%. The Notes are guaranteed by ACL and by all material existing and future domestic subsidiaries of CBL. Simultaneously with CBL’s issuance of the notes, ACL closed a new four year $390,000 senior secured first lien asset-based revolving credit facility (the “Credit Facility”) also guaranteed by CBL, ACL and certain other direct wholly owned subsidiaries of CBL. Proceeds from the Notes, together with borrowings under the Credit Facility, were used to repay ACL’s existing credit facility, to pay certain related transaction costs and expenses and for general corporate purposes.

The Notes and Existing Credit Facility have no maintenance covenants unless borrowing availability is generally less than $59,375. This is $180,315 less than the availability at December 31, 2010. Should the springing covenants be triggered in the Notes and Credit Facility the leverage calculation includes only first lien senior debt, excluding debt under the Notes. The Notes and Credit Facility also provide flexibility to execute sale leasebacks, sell assets, and issue additional debt to raise additional funds. In addition the Notes and Credit Facility place no restrictions on capital spending, but do limit the payment of dividends.

The Notes were offered in accordance with Rule 144A under the Securities Act of 1933, as amended, to purchasers in the United States and in accordance with Regulation S under the Securities Act to purchasers outside of the United States. The Notes were subsequently registered under the Securities Act. In October 2009 CBL completed the filing of a Registration Statement on Form S-4 to meet the registration rights requirements it assumed under the Rule 144A private placement of Notes completed on July 7, 2009. In December 2009 an amended registration statement became effective and the contemplated exchange offer was completed on January 22, 2010.

In the partial year ended December 21, 2010 the Company wrote off $8,701 representing the unamortized balance of debt issuance costs related to its immediately then-existing July 2009 credit agreement which was replaced by the Existing Credit Facility.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the third quarter of 2009, the Company wrote-off $17,659 representing the unamortized balance of debt issuance costs related to a prior revolving credit facility.

During all periods presented the Company has been in compliance with the respective covenants contained in its credit agreements.

The principal payments of long-term debt outstanding as of December 31, 2010, over the next five years and thereafter are as follows.

2011	$—
2012	—
2013	150,310
2014	—
2015	—
Thereafter	200,000

350,310
Unamortized debt premium	34,842

$385,152

NOTE 3. INCOME TAXES

CBL’s operating entities are primarily single member limited liability companies that are owned by a corporate parent, and are subject to U.S. federal and state income taxes on a combined basis. Currently tax years 2007 to 2010 have not been examined by tax authorities.

The components of income tax expense, exclusive of income tax expense associated with discontinued operations, follow.

	Successor Company	Predecessor Company
	2010	2009	2008
Income taxes currently payable
Federal	$(15,104)	$(4,269)	$9,842
State	(811)	181	934

	(15,915)	(4,088)	10,776

Deferred income tax expense (benefit)
Federal	20,106	2,478	14,804
State	1,977	462	1,663

	22,083	2,940	16,467

Total income taxes	$6,168	$(1,148)	$27,243

Income tax attributable to other comprehensive income (loss):	$(1,517)	$11,928	$(15,205)

Income tax computed at federal statutory rates reconciled to income tax expense exclusive of income tax expense associated with discontinued operations as follows.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor Company	Predecessor Company
	December 22 to	January 1 to	Successor Company
	December 31, 2010	December 21, 2010	2009	2008
Tax at federal statutory rate	$(2,103)	$3,146	$(6,583)	$26,203
State income taxes, net	41	(188)	(316)	1,701
Other:
Prior year taxes	—	1,346	224	(673)
Acquisition Costs	2,690	1,104	—	—
Other miscellaneous items	—	132	(254)	109

Total income tax expense	$628	$5,540	$(6,929)	$27,340

The components of deferred income taxes included on the balance sheet are as follows.

	December 31,	December 31,
	2010	2009
DEFERRED TAX ASSETS:
Reserve for bad debts	$1,940	$1,942
Inventory adjustments	365	(153)
Employee benefits and compensation	7,550	772
Loss on Houston Office Closure	—	1,370
Other accruals	(131)	(283)
Warranty accruals	348	143

CURRENT DEFERRED TAX ASSET	$10,072	$3,791

Net Operating Loss Carryback	$12,289	$20,439
Accrued claims	720	2,789
Accrued pension - ACL plan long-term	11,793	9,804
Deferred gains	1,413	2,444
Accrued post-retirement medical	1,366	2,004
Stock compensation	723	4,327
Temporary differences due to income recognition timing	221	81
Sale of Summit	125	260
Charitable contribution carryforward	122	—
AMT credit	1,594	2,472

TOTAL DEFERRED TAX ASSETS	$40,438	$48,411

DEFERRED TAX LIABILITIES
Domestic property	$(93,802)	$(80,587)
Equity investments in domestic partnerships and limited liability companies	(223)	(267)
Long term leases	(1,245)	(887)
Prepaid insurance	(287)	(294)
Software	(1,167)	(1,026)
Gain on Fuel Futures	(1,094)	(1,791)
Goodwill	(72)	99
Purchase Accounting	(141,127)	—

TOTAL DEFERRED TAX LIABILITIES	$(239,017)	$(84,753)

NET DEFERRED TAX LIABILITY	$(198,579)	$(36,342)

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4.    EMPLOYEE BENEFIT PLANS

CBL sponsors or participates in defined benefit plans covering most salaried and hourly employees. Effective February 1, 2007, for non-represented salaried and hourly employees, and February 19, 2007, for represented employees, the defined benefit plan was closed to new employees. The plans provide for eligible employees to receive benefits based on years of service and either compensation rates or at a predetermined multiplier factor. Contributions to the plans are sufficient to meet the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Plan assets consist primarily of common stocks, corporate bonds, and cash and cash equivalents.

In addition to the defined benefit pension and related plans, CBL has a defined benefit post-retirement healthcare plan covering certain full-time employees. The plan provides medical benefits and is contributory. Retiree contributions are adjusted annually. The plan also contains other cost-sharing features such as deductibles and coinsurance. The accounting for the healthcare plan anticipates future cost-sharing changes to the written plan that are consistent with CBL’s expressed intent to increase the retiree contribution rate annually. In 2003 CBL modified the post-retirement healthcare plan by discontinuing coverage to new hires and current employees who had not reached age 50 by July 1, 2003, and by terminating the prescription drug benefit for all retirees as of January 1, 2004.

CBL also sponsors a contributory defined contribution plan (“401k”) covering eligible employee groups. Contributions to such plans are based upon a percentage of employee contributions and were $3,506, $3,924 and $4,046 in 2010, 2009 and 2008, respectively, representing a match of up to 4% of the employee’s contribution. (Successor Company expense $80.)

Certain employees are covered by a union-sponsored, collectively-bargained, multi-employer defined benefit pension plan. Contributions to the plan, which are based upon a union contract, were approximately $253, $291 and $251 in 2010, 2009 and 2008, respectively. (Successor Company expense $7.) In addition there was an accrual of $2,130 made in 2007 to buy out the remaining obligations of a union pension program which was reversed in 2008 as a result of a 2008 settlement with the represented employees. Subsequent to the Acquisition as part of the purchase price allocation a liability of $3,497 was established for the estimated present value of our obligations to the plan. On March 18, 2011 ACL Transportation Services LLC filed a declaratory judgment action seeking a declaration that ACL be allowed to withdraw from the plan and be assessed withdrawal liability. The estimate established in purchase accounting is the estimate of the withdrawal liability.

See “Recently Issued Accounting Standards” in Note 1 for a discussion of a provision contained in ASC Section 715, “Compensation — Retirement Benefits,” which was adopted in 2008.

A summary of the pension and post-retirement plan components follows.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Plan
	Successor Company December 31, 2010	Predecessor Company December 31, 2009
Accumulated Benefit Obligation, End of Year	$185,552	$166,548

CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation, beginning of period	$171,002	$167,440
Service cost	4,487	5,366
Interest cost	10,424	9,945
Actuarial (gain) loss	11,399	(3,428)
Benefits paid	(7,620)	(8,321)

Projected benefit obligation, end of period	$189,692	$171,002

CHANGE IN PLAN ASSETS:
Fair value of plan assets, beginning of period	$144,837	$130,997
Actual return on plan assets	21,002	20,651
Company contributions	—	1,510
Benefits paid	(7,619)	(8,321)

Fair value of plan assets, end of period	$158,220	$144,837

Funded status	$(31,472)	$(26,165)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Noncurrent assets	$—	$—
Current liabilities	—	—
Noncurrent liabilities	(31,472)	(26,165)

Net amounts recognized	$(31,472)	$(26,165)

AMOUNTS RECOGNIZED IN CONSOLIDATED OTHER COMPREHENSIVE INCOME:
Net actuarial (gain) loss	$—	$7,179
Prior service cost	—	416

Total	$—	$7,595

Measurement date	December 31, 2010	December 31, 2009

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Post-Retirement Plan
	Successor Company December 31, 2010	Predecessor Company December 31, 2009
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation, beginning of period	$5,931	$8,477
Service cost	12	22
Interest cost	278	414
Plan participants’ contributions	337	397
Actuarial gain	(1,996)	(2,756)
Benefits paid	(440)	(623)

Benefit obligation, end of period	$4,122	$5,931

CHANGE IN PLAN ASSETS:
Fair value of plan assets, beginning of period	$—	$—
Employer contributions	103	226
Plan participants’ contributions	337	397
Benefits paid	(440)	(623)

Fair value of plan assets, end of period	$—	$—

FUNDED STATUS:

Funded status	$(4,122)	$(5,931)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Noncurrent assets	$—	$—
Current liabilities	(476)	(582)
Noncurrent liabilities	(3,646)	(5,349)

Net amounts recognized	$(4,122)	$(5,931)

AMOUNTS RECOGNIZED IN CONSOLIDATED OTHER COMPREHENSIVE INCOME:
Net actuarial gain	$—	$(4,654)
Measurement date	December 31, 2010	December 31, 2009

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income:

	2010	2009	2008
Pension:
Service cost	$4,487	$5,366	$5,320
Interest cost	10,424	9,945	9,520
Expected return on plan assets	(12,519)	(12,381)	(12,187)
Amortization of prior service cost	56	56	57

Net periodic benefit cost	$2,448	$2,986	$2,710

Additional 4th quarter 2007 accrual of expense for measurement date change	$—	$—	$726
Acquisition accounting adjustment	$(10,454)	$—	$—

Net (gain) loss	$2,915	$(11,698)	$28,537
Prior service cost	(10,095)	—	—
Recognized prior service cost	(415)	(56)	(56)

Total recognized in other comprehensive income (before tax effects)	$(7,595)	$(11,754)	$28,481

Total recognized in net benefit cost and other comprehensive income (before tax effects)	$(5,147)	$(8,768)	$31,917

Amounts expected to be recognized in net periodic cost in the coming year:
Prior service cost recognition	$—	$56	$56

Post-retirement:
Service cost	$12	$22	$45
Interest cost	278	414	501
Amortization of net actuarial gain	(1,325)	(735)	(421)
Adjustment for prior benefit payment overstatement	—	109	—

Net periodic benefit cost	$(1,035)	$(190)	$125

Additional 4th quarter 2007 accrual of expense for measurement date change	$—	$—	$102
Acquisition accounting adjustment	$5,324	$—	$—

Net gain	$(1,996)	$(2,756)	$(811)
Recognized prior service cost	6,649	735	421

Total recognized in other comprehensive income (before tax effects)	$4,653	$(2,021)	$(390)

Total recognized in net benefit cost and other comprehensive income (before tax effects)	$3,618	$(2,211)	$(163)

Amounts expected to be recognized in net periodic cost in the coming year:
Gain recognition	$—	$(1,041)	$(385)

Note:	The 2010 year for purposes of this table has not been bifurcated due to the insignificance of separate Successor Company amounts to the 2010 year.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequent to the Acquisition the amounts that had previously been recorded in other comprehensive income until their recognition were part of the fair value recognition in the push-down of the purchase price allocation.

Weighted-average assumptions

	2010	2009
Pension:
Discount rate - benefit cost	6.175%	6.10%
Discount rate - benefit obligation	5.705%	6.175%
Expected return on plan assets	8.25%	8.25%
Rate of compensation increase	4% for 2011	2% for 2010
	3% thereafter	4% thereafter

The following table presents the fair value of plan assets by asset category. All fair values are based on quoted prices in active markets for identical assets (Level 1).

	Fair Value at	Fair Value at
	December 31, 2010	December 31, 2009
Equity securities - large cap fund	$—	$36,063
Equity securities - S&P 500 index fund	42,793	—
Equity securities - small/mid cap fund	11,082	11,412
Equity securities - world fund	15,477	18,039
Debt securities - high yield bond fund	12,468	9,280
Debt securities - long duration bond fund	30,912	51,103
Debt securities - core fixed income fund	29,050	—
Debt securities - emerging markets debt fund	5,925	8,717
Other assets - opportunity collective fund	10,513	—
Cash	—	10,223

Total	$158,220	$144,837

CBL employs a historical market and peer review approach in determining the long term rate of return for plan assets. Historical markets are studied and long term historical relationships between equities and fixed income are preserved consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long term capital market assumptions are determined. The long term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

	2010	2009
Post-retirement:
Discount rate - benefit cost	6.175%	6.10%
Discount rate - benefit obligation	5.705%	6.175%

The net post-retirement benefit obligation was determined using the assumption that the health care cost trend rate for retirees was 10.0% for the current year, decreasing gradually to a 5.0% trend rate by 2016 and remaining at that level thereafter. A 1% decrease in the discount rate would have increased the net periodic benefit cost for 2010 by $1,000 and increased the year-end accumulated postretirement benefit obligation by $3,000.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investment Policies and Strategies

CBL employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value and small, mid and large capitalizations. During normal market environments target allocations are maintained through monthly rebalancing procedures but may be altered due to existing market conditions or opportunities. Derivatives may be used to gain market exposure in an efficient and timely manner. To the extent that the non-derivative component of a portfolio is exposed to clearly defined risks, and derivative contracts exist which can be used to reduce those risks, the investment managers are permitted to use such derivatives for hedging purposes. For example, derivatives can be used to extend the duration of the portfolio via interest rate swaps. Investment risk is measured and monitored on an ongoing basis through daily, monthly and annual asset/liability analysis, periodic asset/liability studies and timely investment portfolio reviews.

Contributions and Payments

The post-retirement medical benefit plan is unfunded. CBL expects to pay approximately $489 in medical benefits under the plan in 2011, net of retiree contributions. The pension plan is funded and held in trust. CBL expects to contribute $4,750 to the pension plan in 2011. The expected payments to plan participants are as follows.

		Post-Retirement
	Pension Plan	Medical Plan
2011	$7,442	$489
2012	8,210	513
2013	8,954	532
2014	9,892	534
2015	10,613	503
Next 5 years	62,852	1,860

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5.    LEASE OBLIGATIONS

CBL leases operating equipment, buildings and data processing hardware under various operating leases and charter agreements, which expire from 2011 to 2075 and which generally have renewal options at similar terms. Certain vessel leases also contain purchase options at prices approximating fair value of the leased vessels. Rental expense under continuing obligations was $21,619, $23,518 and $25,811 for fiscal years 2010, 2009 and 2008, respectively. (Successor Company expense $612.)

At December 31, 2010, obligations under CBL’s operating leases with initial or remaining non-cancellable lease terms longer than one year and capital leases were as follows.

						2016 and
	2011	2012	2013	2014	2015	after
Operating Lease Obligations	$23,370	$17,976	$14,773	$12,668	$9,673	$52,915

CBL incurred interest expense related to capital leases of $22, $65 and $0 for fiscal years 2010, 2009 and 2008, respectively. (No Successor Company expense.)

NOTE 6.    RELATED PARTY TRANSACTIONS

There were no related party freight revenues in the three year period ended December 31, 2010 and there were no related party receivables included in accounts receivable on the consolidated balance sheets at December 31, 2010 or 2009 except contained in the caption Accounts Receivable Intercompany, related to the receivable from Finn Holding Company related to the Acquisition. The $14,284 portion of the funding of the Acquisition purchase price represented the intrinsic value of the share-based compensation for certain non-executive level employees. Per the share-based compensation plan, which was assumed by Finn (See Note 12), on a change of control, as defined in the American Commercial Lines 2008 Omnibus Incentive Plan, outstanding awards either vested and paid or had to be rolled over to equity of the acquirer. The payout of the non-executive level employees was paid with proceeds of an advance on the Company’s credit facility. The amount of the advance is shown as a receivable from Finn.

NOTE 7.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts and fair values of CBL’s financial instruments are as follows:

	Successor Company December 31, 2010		Predecessor Company December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Fuel Hedge Swap Receivables	$166	$166	$4,779	$4,779
Liabilities:
Revolving Credit Facility	150,310	150,310	154,518	154,518
2017 Senior Notes	234,842	235,000	200,000	208,000
EBDG Note	—	—	114	114

The fuel hedge swaps are valued at quoted market rates for identical instruments, or Level 1 inputs as to fair value. The carrying value of the revolving credit facility bears interest at floating rates and therefore approximates its fair value. The 2017 Senior Notes are based on quoted market rates at December 31, 2010.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short term maturity of these instruments.

Fuel Price Risk Management

CBL has price risk for fuel not covered by contract escalation clauses and in time periods from the date of price changes until the next monthly or quarterly contract reset. From time to time CBL has utilized derivative instruments to manage volatility in addition to contracted rate adjustment clauses. Beginning in December 2007 the Company began entering into fuel price swaps with commercial banks. In 2010 settlements occurred on contracts for 20,527,000 gallons and a net gain of $3,389 (no gain for Successor Company in 2010) which was recorded as a decrease to fuel expense, a component of cost of sales, as the fuel was used. In 2009 settlements occurred on contracts for 17,432,000 gallons and a net loss of $11,792 which was recorded as an increase to fuel expense, a component of cost of sales, as the fuel was used. In 2008 settlements occurred on 9,515,000 gallons at a net loss of $867 was recorded to increase cost of sales as the fuel was used. The fair value of unsettled fuel price swaps is listed in the following table. These derivative instruments have been designated and accounted for as cash flow hedges, and to the extent of their effectiveness, changes in fair value of the hedged instrument will be accounted for through other comprehensive income until the fuel hedged is used, at which time the gain or loss on the hedge instruments will be recorded as fuel expense (cost of sales). The amounts in other comprehensive income are expected to be recorded in income in 2011 as the underlying gallons are used. Hedge ineffectiveness is recorded in income as incurred.

Description	12/31/2010	Fair Value of Measurements at Reporting Date Using Markets for Identical Assets (Level 1)
Fuel Price Swaps	$166	$166

At December 31, 2010, the increase in the fair value of the financial instruments is recorded as a net receivable of $166 in the consolidated balance sheet. and $104 as a net of tax deferred gain in other comprehensive income in the consolidated balance sheet less hedge ineffectiveness. Hedge ineffectiveness resulted in no change to fuel expense in the fourth quarter of 2010, in a reduction of fuel expense of $738 in the fourth quarter 2009 and $1,518 for the year 2009. The fair value of the fuel price swaps is based on quoted market prices. 7,638,000 gallons were hedged under open fuel swap contracts which be settled between January 2011 and December 2011. The Company may increase the quantity hedged or add additional months based upon active monitoring of fuel pricing outlooks by the management team.

	Gallons	Dollars
Fuel Price Swaps at December 31, 2009	17,928	$4,779
1st Quarter 2010 Fuel Hedge Expense	(5,302)	(981)
1st Quarter 2010 Changes	3,001	546
2nd Quarter 2010 Fuel Hedge Expense	(3,881)	(814)
2nd Quarter 2010 Changes	3,087	(2,397)
3rd Quarter 2010 Fuel Hedge Expense	(4,547)	(205)
3rd Quarter 2010 Changes	3,550	1,687
4th Quarter 2010 Fuel Hedge Expense	(6,797)	(1,388)
4th Quarter 2010 Changes	599	1,692
4th Quarter 2010 Purchase Accounting	—	(2,753)

Fuel Price Swaps at December 31, 2010	7,638	$166

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8.    CONTINGENCIES

A number of legal actions are pending against CBL in which claims are made in substantial amounts. While the ultimate results of pending litigation cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on CBL’s consolidated statements of operations, balance sheets and cash flows.

Stockholder litigation. On October 22, 2010, a putative class action lawsuit was commenced against ACL, the direct parent of the Company, ACL’s directors, Platinum Equity LLC (“Platinum Equity”), Finn and Merger Sub in the Court of Chancery of the State of Delaware. The lawsuit is captioned Leonard Becker v. American Commercial Lines Inc., et al, Civil Action No. 5919-VCL. Plaintiff amended his complaint on November 5, 2010, prior to a formal response from any defendant. On November 9, 2010, a second putative class action lawsuit was commenced against us, our directors, Platinum Equity, Finn and Merger Sub in the Superior/Circuit Court for Clark County in the State of Indiana. The lawsuit is captioned Michael Eakman v. American Commercial Lines Inc., et al., Case No. 1002-1011-CT-1344. In both actions, plaintiffs allege generally that our directors breached their fiduciary duties in connection with the Transaction by, among other things, carrying out a process that they allege did not ensure adequate and fair consideration to our stockholders. They also allege that various disclosures concerning the Transaction included in the Definitive Proxy Statement are inadequate. They further allege that Platinum Equity aided and abetted the alleged breaches of duties. Plaintiffs purport to bring the lawsuits on behalf of the public stockholders of the Company and seek equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages, and attorneys’ fees and costs, among other relief. The Company believes the lawsuits are without merit. On December 3, 2010, counsel for the parties in the Delaware action entered into a Memorandum of Understanding (“MOU”) in which they agreed on the terms of a settlement of the Delaware litigation, which includes the supplementation of the Definitive Proxy Statement and the dismissal with prejudice of all claims against all of the defendants in both the Delaware and Indiana actions. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement and final approval of the proposed settlement by the Delaware Court of Chancery. Counsel for the named plaintiffs in both actions agreed to stay the actions pending consideration of final approval of the settlement in the Delaware Court of Chancery. Assuming such approval, the named plaintiffs in both actions would dismiss their respective lawsuits with prejudice against all defendants. In connection with the settlement agreed upon in the MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorneys’ fees and expenses as part of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Court of Chancery will approve the settlement as stipulated by the parties. In such event, the proposed settlement as contemplated by the MOU may be terminated.

We have been involved in the following environmental matters relating to the investigation or remediation of locations where hazardous materials have or might have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be a potentially responsible party (“PRP”) under applicable federal and state laws.

Collision Incident, Mile Marker 97 of the Mississippi River. ACL and American Commercial Lines LLC, a wholly-owned subsidiary of CBL, (“ACLLLC”), have been named as defendants in the following putative class action lawsuits, filed in the United States District Court for the Eastern District of Louisiana (collectively the “Class Action Lawsuits”): Austin Sicard et al on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4012, filed on July 24, 2008; Stephen Marshall Gabarick and Bernard Attridge, on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4007, filed on July 24, 2008; and Alvin McBride, on behalf of himself and all others similarly situated v. Laurin Maritime (America) Inc.; Whitefin Shipping Co. Ltd.; D.R.D. Towing Co. LLC; American Commercial Lines Inc.; The New Orleans-Baton Rouge Steamship Pilots Association, Case No. 09-cv-04494 B, filed on July 24, 2009. The McBride v. Laurin Maritime, et al. action has been dismissed with prejudice because it was not filed prior to the deadline set by the Court. The claims in the Class Action Lawsuits stem from the incident on July 23, 2008, involving one of ACLLLC’s tank barges that was being towed by DRD Towing Company L.L.C. (“DRD”), an independent towing contractor. The tank barge was involved in a collision with the motor vessel Tintomara, operated by Laurin Maritime, at Mile Marker 97 of the Mississippi River in the New Orleans area. The tank barge was carrying approximately 9,900 barrels of #6 oil, of which approximately two-thirds was released. The tank barge was damaged in the collision and partially sunk. There was no damage to the towboat. The Tintomara incurred minor damage. The Class Action Lawsuits include various allegations of adverse health and psychological damages, disruption of business operations, destruction and loss of use of natural resources, and seek unspecified economic, compensatory and punitive damages for claims of negligence, trespass and nuisance. The Class Action Lawsuits were stayed pending the outcome of the two actions filed in the United States District Court for the Eastern District of Louisiana seeking exoneration from, or limitation of, liability related to the incident as discussed in more detail below. All claims in the class actions have been settled with payment to be made from funds on deposit with the court in the IINA interpleader, mentioned below. IINA is

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DRD’s primary insurer. The settlement is agreed to by all parties and we are awaiting final approval from the court and a dismissal of all lawsuits against all parties, including our company, with prejudice. Claims under OPA 90 were dismissed without prejudice. There is a separate administrative process for making a claim under OPA 90 that must be followed prior to litigation. We are processing OPA 90 claims properly presented, documented and recoverable. We have also received numerous claims for personal injury, property damage and various economic damages, including notification by the National Pollution Funds Center of claims it has received. Additional lawsuits may be filed and claims submitted. The claims that remain for personal injury are by the three DRD crewmen on the vessel at the time of the incident. Two crew members have agreed to a settlement of their claims to be paid from the funds on deposit in the interpleader action mentioned below. We are in early discussions with the Natural Resource Damage Assessment Group, consisting of various State and Federal agencies, regarding the scope of environmental damage that may have been caused by the incident. Recently Buras Marina filed suit in the Eastern District of Louisiana in Case No. 09-4464 against the Company seeking payment for “rental cost” of its marina for cleanup operations. ACL and ACLLLC have also been named as defendants in the following interpleader action brought by DRD’s primary insurer IINA seeking court approval as to the disbursement of the funds: Indemnity Insurance Company of North America v. DRD Towing Company, LLC; DRD Towing Group, LLC; American Commercial Lines, LLC; American Commercial Lines, Inc.; Waits Emmet & Popp, LLC, Daigle, Fisse & Kessenich; Stephen Marshall Gabarick; Bernard Attridge; Austin Sicard; Lamont L. Murphy, individually and on behalf of Murphy Dredging; Deep Delta Distributors, Inc.; David Cvitanovich; Kelly Clark; Timothy Clark, individually and on behalf of Taylor Clark, Bradley Barrosse; Tricia Barrosse; Lynn M. Alfonso, Sr.; George C. McGee; Sherral Irvin; Jefferson Magee; and Acy J. Cooper, Jr., United States District Court, Eastern District of Louisiana, Civil Action 08-4156, Section “I-5,” filed on August 11, 2008. DRD’s excess insurers, IINA and Houston Casualty Company intervened into this action and deposited $9,000 into the Court’s registry. ACLLLC has filed two actions in the United States District Court for the Eastern District of Louisiana seeking exoneration from or limitation of liability relating to the foregoing incident as provided for in Rule F of the Supplemental Rules for Certain Admiralty and Maritime Claims and in 46 U.S.C. sections 30501, 30505 and 30511. We have also filed a declaratory judgment action against DRD seeking to have the contracts between them declared “void ab initio”. Trial has been set for August of 2011 and discovery has begun. We participated in the U.S. Coast Guard investigation of the matter and participated in the hearings which have concluded. A finding has not yet been announced. We have also made demand on DRD (including its insurers as an additional insured) and Laurin Maritime for reimbursement of cleanup costs, defense and indemnification. However, there is no assurance that any other party that may be found responsible for the accident will have the insurance or financial resources available to provide such defense and indemnification. We have various insurance policies covering pollution, property, marine and general liability. While the cost of cleanup operations and other potential liabilities are significant, we believe our company has satisfactory insurance coverage and other legal remedies to cover substantially all of the cost.

At December 31, 2010, approximately 625 employees of the Company’s manufacturing segment were represented by a labor union under a contract that expires in April 2013.

At December 31, 2010, approximately 20 positions at ACL Transportation Services LLC’s terminal operations in St. Louis, Missouri, are represented by the International Union of United Mine Workers of America, District 12-Local 2452 (“UMW”), under a collective bargaining agreement that expired March 14, 2011, after a short extension for negotiations. We have unilaterally implemented new contract terms, mostly terms agreed with the UMW, and the employees continue to work without interruption.

Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure that we will be able to reach agreement on renewal terms of these contracts or that we will not be subject to work stoppages, other labor disruption or that we will be able to pass on increased costs to our customers in the future.

NOTE 9.    BUSINESS SEGMENTS

CBL has two significant reportable business segments: transportation and manufacturing. The caption “All other segments” currently consists of our services company, which is much smaller than either the transportation or manufacturing segment. ACL’s transportation segment includes barge transportation operations and fleeting facilities that provide fleeting, shifting, cleaning and repair services at various locations along the Inland Waterways. The manufacturing segment constructs marine equipment for external customers as well as for CBL’s transportation segment. All of the Company’s international operations, civil construction and environmental consulting services are excluded from segment disclosures due to the reclassification of those operations to discontinued operations (see Note 13).

Management evaluates performance based on segment earnings, which is defined as operating income. The accounting policies of the reportable segments are consistent with those described in the summary of significant accounting policies. Intercompany sales are transferred at the lower of cost or fair market value and intersegment profit is eliminated upon consolidation.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reportable segments are business units that offer different products or services. The reportable segments are managed separately because they provide distinct products and services to internal and external customers.

	Reportable Segments		All Other	Intersegment
	Transportation	Manufacturing	Segments(1)	Eliminations	Total
Predecessor Companys
January 1, 2010 to December 21, 2010
Total revenue	$613,939	$117,641	$7,688	$(33,461)	$705,807
Intersegment revenues	874	32,587	—	(33,461)	—

Revenue from external customers	613,065	85,054	7,688	—	705,807
Operating expense
Materials, supplies and other	212,567	—	—	—	212,567
Rent	20,222	—	—	—	20,222
Labor and fringe benefits	122,462	—	—	—	122,462
Fuel	117,372	—	—	—	117,372
Depreciation and amortization	41,737	—	—	—	41,737
Taxes, other than income taxes	11,741	—	—	—	11,741
Gain on Disposition of Equipment	(9,021)	—	—	—	(9,021)
Cost of goods sold	—	82,504	3,048	—	85,552

Total cost of sales	517,080	82,504	3,048	—	602,632
Selling, general & administrative	40,882	2,667	4,325	—	47,874

Total operating expenses	557,962	85,171	7,373	—	650,506

Operating income	$55,103	$(117)	$315	$—	$55,301

Property additions	$56,276	$1,486	$36	$—	$57,798

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Reportable Segments		All Other	Intersegment
	Transportation	Manufacturing	Segments(1)	Eliminations	Total
Successor Company
December 22, 2010 to December 31, 2010
Total revenue	$19,652	$4,986	$177	$(50)	$24,765
Intersegment revenues	50	—	—	(50)	—

Revenue from external customers	19,602	4,986	177	—	24,765
Operating expense
Materials, supplies and other	6,311	—	—	—	6,311
Rent	570	—	—	—	570
Labor and fringe benefits	3,102	—	—	—	3,102
Fuel	3,986	—	—	—	3,986
Depreciation and amortization	2,532	—	—	—	2,532
Taxes, other than income taxes	330	—	—	—	330
Gain on Disposition of Equipment	—	—	—	—	—
Cost of goods sold	—	4,838	90	—	4,928

Total cost of sales	16,831	4,838	90	—	21,759
Selling, general & administrative	8,029	65	133	—	8,227

Total operating expenses	24,860	4,903	223	—	29,986

Operating income	$(5,258)	$83	$(46)	$—	$(5,221)

Segment assets	$1,159,011	$87,707	$12,553	$—	$1,259,271
Goodwill	$20,470	$—	$—	$—	$20,470
Property additions	$—	$—	$—	$—	$—

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Reportable Segments		All Other	Intersegment
	Transportation	Manufacturing	Segments(1)	Eliminations	Total
Predecessor Company
Year ended December 31, 2009
Total revenue	$621,611	$239,885	$9,715	$(25,184)	$846,027
Intersegment revenues	751	24,339	94	(25,184)	—

Revenue from external customers	620,860	215,546	9,621	—	846,027
Operating expense
Materials, supplies and other	225,647	—	—	—	225,647
Rent	21,715	—	—	—	21,715
Labor and fringe benefits	115,998	—	—	—	115,998
Fuel	122,752	—	—	—	122,752
Depreciation and amortization	48,615	—	—	—	48,615
Taxes, other than income taxes	14,072	—	—	—	14,072
Gain on Disposition of Equipment	(20,282)	—	—	—	(20,282)
Cost of goods sold	—	189,565	3,707	—	193,272

Total cost of sales	528,517	189,565	3,707	—	721,789
Selling, general & administrative	60,740	4,579	4,763	—	70,082
Goodwill Impairment	—	—	—	—	—

Total operating expenses	589,257	194,144	8,470	—	791,871

Operating income	$31,603	$21,402	$1,151	$—	$54,156

Segment assets	$652,831	$67,129	$13,029	$—	$732,989
Goodwill	$2,100	$—	$3,898	$—	$5,998
Property additions	$26,968	$6,141	$117	$—	$33,226

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Reportable Segments		All Other	Intersegment
	Transportation	Manufacturing	Segments(1)	Eliminations	Total
Predecessor Company
Year ended December 31, 2008
Total revenue	$897,272	$284,274	$8,617	$(30,243)	$1,159,920
Intersegment revenues	—	29,480	763	(30,243)	—

Revenue from external customers	897,272	254,794	7,854	—	1,159,920
Operating expense
Materials, supplies and other	304,858	—	—	—	304,858
Rent	23,345	—	—	—	23,345
Labor and fringe benefits	118,737	—	—	—	118,737
Fuel	227,489	—	—	—	227,489
Depreciation and amortization	47,255	—	—	—	47,255
Taxes, other than income taxes	14,855	—	—	—	14,855
Gain on Disposition of Equipment	(954)	—	—	—	(954)
Cost of goods sold	—	242,309	2,080	—	244,389

Total cost of sales	735,585	242,309	2,080	—	979,974
Selling, general & administrative	69,493	2,798	5,245	—	77,536
Goodwill Impairment	—	—	855		855

Total operating expenses	805,078	245,107	8,180	—	1,058,365

Operating income	$92,194	$9,687	$(326)	$—	$101,555

Segment assets	$700,174	$101,877	$37,200	$—	$839,251
Goodwill	$2,100	$—	$3,897	$—	$5,997
Property additions	$89,938	$7,441	$513	$—	$97,892

(1)	Financial data for segments below the reporting thresholds is attributable to a segment that provides architectural design services that was acquired in the fourth quarter 2007.

NOTE 10.    QUARTERLY DATA (UNAUDITED)

All data in the following table reflects the reclassification of Summit to discontinued operations. See Note 13.

	2010
	Predecessor Company				Successor Company
				Oct. 1 -	Dec. 22 -
	1st	2nd	3rd	Dec. 21	Dec. 31	Total
Operating Revenue	$148,296	$164,301	$207,286	$185,924	$24,765	$730,572
Gross Profit	14,712	17,593	32,271	38,598	3,007	106,181
Operating Income	3,092	7,029	20,282	24,898	(5,221)	50,080
Discontinued Operations	—	(2)	—	302	—	300
(Loss) Income From Continuing Operations	(3,480)	(1,363)	5,065	3,228	(6,635)	(3,185)

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor Company 2009
	1st	2nd	3rd	4th	Total
Operating Revenue	$192,705	$218,523	$207,888	$226,911	$846,027
Gross Profit	22,203	23,315	32,357	46,363	124,238
Operating Income	890	7,336	14,057	31,873	54,156
Discontinued Operations	(984)	(831)	(3,404)	(4,811)	(10,030)
(Loss) Income from Continuing Operations	(4,474)	(2,937)	(8,768)	14,151	(2,028)

CBL’s business is seasonal, and its quarterly revenues and profits historically are lower during the first and second fiscal quarters of the year (January through June) and higher during the third and fourth fiscal quarters (July through December) due to the North American grain harvest and seasonal weather patterns.

NOTE 11.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of December 31, 2010, and December 31, 2009, consists of the following:

	2010	2009
Minimum pension liability, net of tax provision (benefit) of $0 and ($2,847), respectively	$—	$(4,748)
Minimum post retirement liability, net of tax provision of $0 and $1,745, respectively	—	2,909
Gain on fuel hedge, net of tax provision of $64 and $2,529, respectively	104	2,250

	$104	$411

NOTE 12.    SHARE-BASED COMPENSATION

Since January 2005 share-based compensation has been granted to the Company’s employees and, formerly, to the directors of the Company’s parent, ACL, from time to time. The Company had no surviving, outstanding share-based compensation agreements with employees or directors prior to that date. Prior to 2009 share-based awards were made to essentially all employees. Since 2009 the Company has restructured its compensation plans and share-based awards have been granted to a significantly smaller group of salaried employees. ACL had reserved 750,000 ACLI shares (equivalent to approximately 54,000 shares of Finn Holding) for grants to employees and directors under the American Commercial Lines Inc. 2008 Omnibus Incentive Plan (“the Plan”) which in 2008 replaced the American Commercial Lines Inc. Equity Award Plan for Employees, Officers and Directors and the ACL 2005 Stock Incentive Plan. According to the terms of the Plan, forfeited share awards and expired stock options become available for future grants.

For all share-based compensation, as employees and directors render service over the vesting periods, expense is recorded to the same line items used for cash compensation. Generally, this expense is for the straight-line amortization of the grant date fair market value adjusted for expected forfeitures. Other capital is correspondingly increased as the compensation is recorded. Grant date fair market value for all non-option share-based compensation is the closing market value on the date of grant. Adjustments to estimated forfeiture rates are made when actual results are known, generally when awards are fully earned. Adjustments to estimated forfeitures for awards not fully vested occur when significant changes in turnover rates become evident.

Effective as of the date of the Acquisition on December 21, 2010, all awards that had been granted to non-executive employees and to the former ACL board members vested and were paid out consistent with certain provisions in the Plans. The payment of the intrinsic value of these awards totaling $14,284 was a part of the consideration paid for the Acquisition and included certain previously vested executive shares. The remaining fair market value at the date of grant for these awards totaling $3,179 was expensed immediately prior to the Acquisition date. Awards previously granted to Company executives under the Plan were assumed by Finn and remained outstanding through December 31, 2010 with no changes in the terms and conditions, except for adjustment to denomination in Finn shares and conversion to time-based vesting as to the performance restricted units. At December 31, 2010, 8,799 shares were available under the Plan for future awards.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2010, no share-based compensation awards were made after March 31, 2010. During the quarter ended March 31, 2010 the following share-based awards were issued to directors and employees under the ACL’s 2008 Omnibus Stock Incentive Plan (“Stock Incentive Plan”): stock options for 110,451 ACL shares (approximately 7,924 Finn Holding shares) with an average strike price of $22.01 ($306.81 per option post-conversion), 121,476 restricted stock units (approximately 8,715 post-conversion shares) and 28,413 performance shares (approximately 2,038 post-conversion shares). The terms of all of the awards were essentially the same as prior grants under the Stock Incentive Plan and the American Commercial Lines Equity Award Plan for Employees, Officers and Directors. The fair value of the restricted stock units and performance shares was $22.01 ($306.81 adjusted for the conversion), the closing price on the date of grant. Stock option grant date fair values are determined at the dates of grant using a Black-Scholes option pricing model, a closed-form fair value model, based on market prices at the date of grant. The dividend yield, weighted average risk-free interest rate, expected term and volatility were respectively 0.0%, 2.7%, 6 years and 175.7% for the majority of the issued options. Certain options issued to the Board of Directors had a slightly shorter expected term. Options granted had a computed average fair value of $14.15 per option ($197.24 post conversion).

The Company recorded total stock-based employee compensation of $7,464 (including the acceleration of expense for non-executive outstanding awards discussed above), $8,165 for 2009 and $9,284 for 2008. The total income tax benefit recognized was $2,817, $2,952 and $3,376 for 2010, 2009 and 2008, respectively.

The following table contains information as to the number and related expense and tax benefit associated with remaining share-based compensation at December 31, 2010.

	Non-qualified stock options	Restricted stock units	Performance restricted stock units
Number outstanding	14,074.5	6,167.0	5,811.0
Weighted average exercise price	$213.03
Previously recognized compensation cost	$755	$688	$641
Income tax benefit	$283	$258	$240
Unrecognized compensation cost	$1,170	$669	$648
Weighted average remaining life for compensation	1.6 years	1.5 years	1.5 years

The Company has no vested options at December 31, 2010. The weighted average grant date fair value of the 14,074.5 outstanding unvested options at December 31, 2010 was $9.81 ($136.81 adjusted for the conversion). Remaining compensation to be expensed related to these options was $1,170 at December 31, 2010. The weighted average strike price of unvested options was $15.28 ($213.03 adjusted for the conversion). The weighted average remaining life for unvested compensation is slightly less than two years.

The general characteristics of issued types of share-based awards granted under the Plans through December 31, 2010, are as follows.

Stock Options—Stock options granted to management employees generally vest over three years in equal annual installments. Stock options granted to board members generally cliff vested in six months. All options issued through December 31, 2010, generally expire ten years from the date of grant. Stock option grant date fair values are determined at the date of grant using a Black-Scholes option pricing model, a closed-form fair value model, based on market prices at the date of grant. Options outstanding at December 31, 2010, had a remaining weighted average contractual life of approximately 8.6 years.

Restricted Stock Units — Restricted stock units granted to non-officers generally vest over three years in equal annual installments, while a less significant amount of the grants cliff vest twelve months from date of grant. Restricted stock units granted to officers cliff vest thirty-six months from the date of issuance.

Performance Share Units — Each year since 2006 performance share units have been awarded to certain senior management personnel. Each grant of units contains specific cumulative three-year-term performance-based criteria which must be met as a condition of award vesting. At the end of each period for which these awards represent potentially dilutive securities, the cumulative performance against the criteria of each outstanding award is separately evaluated based on cumulative performance applicable to

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each award. The probability of each award’s vesting then is used to determine if the grant should be included in the computation of diluted earnings per share. Awards prior to 2009 were either fully vested or fully forfeited based on achievement of that award’s cumulative target. Prior to the 2009 awards the Compensation Committee of the Board of Directors revised the conditions for vesting, allowing for graded vesting of grants for 2009 and beyond. The new conditions of vesting provide that if performance against the established three-year target is below an 80% achievement level none of the units vest, with 50% vesting at 80% achievement, 75% vesting at 100% achievement and 100% vesting at 120% achievement of the three-year performance criteria. The 2006 awards were forfeited at the conclusion of the performance period in 2009. As of the Acquisition date, performance share units were converted to restricted stock units with the original vesting dates.

NOTE 13.    DISCONTINUED OPERATIONS

During the third quarter of 2009 an impairment charge of $4,400 related to certain intangible assets of Summit was recorded and is included in cost of sales in the table below. On November 30, 2009, CBL sold its investment in Summit for $2,750 cash, a $250 note receivable and certain other receivables. The sale of Summit and the operating results of Summit have been reported as Discontinued Operations net of applicable taxes for all periods presented.

During 2006, in separate transactions, the Company sold its Venezuelan operations and the operating assets of its operations in the Dominican Republic. These transactions resulted in cessation of all international operations of the Company. For all periods presented, any continuing charges or credits related to the international operations have been reported as Discontinued Operations net of applicable taxes.

The impact of discontinued operations on earnings per share in all periods presented is disclosed on the consolidated statements of operations. Discontinued Operations, net of tax consist of the following. (No activity occurred in the ten days ended December 31, 2010.)

	2010	2009	2008
Revenue	$—	$23,647	$37,521
Cost of Sales	—	27,816	32,672
Selling, General and Administrative	(287)	3,986	4,371
Goodwill Impairment	—	—	269
Other (Income) Expense	(13)	33	(807)
Loss on Sale of Summit	—	7,453	—

Income (Loss) from Discontinued Operations Before Income Tax	300	(15,641)	1,016
Income Tax (Benefit)	—	(5,611)	388

Income (Loss) from Discontinued Operations	$300	$(10,030)	$628

Note: No Predecessor/Successor breakdown provided for this table due to insignificance.

NOTE 14.    ACQUISITIONS, DISPOSITIONS AND IMPAIRMENT

Finn Holding Corporation (owned primarily by certain affiliates of Platinum Equity, LLC) Acquisition of ACL

On December 21, 2010, Finn Holding Corporation through the merger of Finn Merger Corporation, a wholly-owned subsidiary of Finn Intermediate Holding Corporation, subsequently renamed ACL I Corporation, (both of whom had no other business activity outside the acquisition) with ACL, completed the acquisition of all of the outstanding equity of ACL, which had its common shares publicly traded since October 7, 2005. ACL is the direct parent of the Company. The purchase price has been preliminarily (pending finalization of valuation of certain acquired tangible and intangible assets and liabilities assessment) allocated and pushed down to the Company. The impacts of the purchase accounting fair valuations are reflected in earnings for the ten-day period ended December 31, 2010. The ten-day period after the Acquisition has been bifurcated in these financial statements and indicated by the heading “Successor Company.”

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The funding of the purchase was made by cash of $460,000 invested in ACL I. $317,200 was paid to the transfer agent to purchase all outstanding shares of the Company not held by affiliates of Sam Zell, the largest ACL shareholder. The purchase price was $33.00 per share for the 9,612,110 outstanding shares. $101,077 was also paid to the Zell affiliates for their 3,234,474 shares bringing the total cash invested to $418,277. As further discussed in Note 12 certain participants in the share-based compensation plans of ACL (specifically all non-executive participants, including former board members) were paid a total of $14,284 representing the intrinsic value of their vested and unvested shares at the acquisition date computed by multiplying the number of restricted stock units and performance restricted stock units by $33.00 per unit, with “in the money” non-qualified stock options valued by $33.00 minus the strike prices of the underlying options. This payment was funded by the Company and represents a receivable from Finn on the Company balance sheet at the acquisition date. This brought the total consideration paid to $432,561. In addition ACL I assumed the concurrently funded obligations under the Company’s Existing Credit Facility in the amount of $169,204 including obligation for the payment of $15,170 in debt costs which were paid out of the initial draw down on the Existing Credit Facility. These debt costs were capitalized and will be amortized to interest expense on the effective interest method over the expected life of the Existing Credit Facility. All expenses associated with the transaction ($6,331 in the predecessor period and $7,688 in the successor period in selling, general and administrative expenses) have been expensed by the parties who incurred the expenses. As further discussed in Note 2, the Company had previously issued $200,000 in 2017 maturity, 12.5% face rate senior notes which remain in place. At the acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000 on the acquisition date.

The summation of the consideration paid is in the following table.

Paid to Zell affilitates	$101,077
Paid to remaining shareholders	317,200
Payments to Share-based comp holders	14,284
Assumed Credit Facility	169,204
Fair value of the 2017 Senior Notes	235,000

Purchase price	$836,765

Allocation of the Purchase Price

The purchase price has been preliminarily allocated as indicated in the following table based primarily on third party appraisal of the major assets and liabilities. These adjustments to fair value are based on Level 3 inputs as to their fair values. The amounts allocated to goodwill consist primarily of the value of the Company’s assembled workforces in its transportation and manufacturing segments, but has not yet been allocated to those segments at December 31, 2010. The amount of goodwill is not tax deductible.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents	$22,468
Trade receivables acquired at fair value	90,693
Other working capital, net	(29,958)
Land	20,002
Buildings/Land Improvements	42,187
Boats	294,534
Barges	543,403
Construction-in-progress	13,110
Other long-lived tangible assets	67,780
Favorable charter contracts	25,761
Other long term assets	23,841
Equity Investments	5,725
Jeffboat tradename and intangibles	4,500
Unfavorable contracts	(61,300)
Multi-employer pension liability	(3,497)
Pension and post retirement	(35,102)
Net deferred tax liability	(207,852)
Goodwill	20,470

Total	$836,765

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dispositions and Impairments —

In November 2009 the Company disposed of its interest in Summit. Due to the sale all results of operations are reflected in discontinued operations. See Note 1 and Note 13. Summit provided environmental and civil construction services.

During the second quarter 2008, seven boats were identified as held for sale. Based on market conditions at that time five of the seven boats had a current market value less than their respective carrying value and an impairment charge of $430 was recorded in transportation segment cost of sales in the second quarter 2008 to reflect the reduction of their carrying value to estimated fair value. During the third quarter of 2008, five of the boats were sold at a gain of $782 which was included in the transportation segment cost of sales. Nine additional boats were identified as held for sale in the fourth quarter 2008 and resulted in two sales at a net gain of $2,112 in the first quarter of 2009. In the second quarter 2009 one boat was returned to active service. During the third quarter of 2009, the Company continued to assess its ongoing boat power needs and as a result returned four of nine boats previously classified as held for sale to active service, placed ten additional boats into held for sale status and sold three boats which had not previously been held for sale. The sale of the three boats, impairment charges related to ten boats which were moved to held for sale status and other asset disposal activity resulted in a net gain of $15,276 which has been reflected in transportation cost of sales in the consolidated statement of operations. During the fourth quarter 2009, four of the boats held for sale were sold at a small gain. Also during the quarter two additional boats were identified as surplus and placed in held for sale status, bringing to thirteen the number of boats which were being actively marketed. In the first quarter 2010 twelve boats were sold and one returned to service. Three boats were placed into held for sale in the second quarter 2010, which are currently being actively marketed.

		Number of
	Amount	Boats
Balance at January 1, 2009	$4,577	12
1st Quarter 2009 Sales	(908)	(2)
2nd Quarter 2009 Returned to Service	(325)	(1)
3rd Quarter 2009 Additions to Held for Sale	752	10
3rd Quarter 2009 Returned to Service	(1,874)	(4)
4th Quarter 2009 Additions to Held for Sale	1,726	2
4th Quarter 2009 Sales	(417)	(4)

Balance at December 31, 2009	3,531	13
1st Quarter 2010 Returned to Service	(693)	(1)
1st Quarter 2010 Sales	(2,838)	(12)
2nd Quarter 2010 Additions to Held for Sale	1,703	3
4th Quarter 2010 Purchase Accounting	430	—

Balance at December 31, 2010	$2,133	3

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated the assets are evaluated for sale or other disposition, and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value. The recoverability of indefinite-lived intangible assets (i.e. goodwill) is evaluated annually, or more frequently if impairment indicators exist, on a reporting unit basis by comparing the estimated fair value to its carrying value.

Due primarily to the economic recession’s negative impact on the operating results and cash flows of the Company’s EBDG and Summit reporting units, the Company completed an evaluation of remaining indefinite lived intangible assets and of the long lived assets of these reporting units during the fourth quarter 2008 and third quarter 2009. Goodwill impairment losses of $1,124 were due primarily to increases in the Company’s cost of capital which lowered the discounted cash flow models, resulting in an excess of carrying values over the estimated fair value of the entities at December 31, 2008. The losses were recorded in the fourth quarter 2008 in the amount of $269 related to Summit and $855 related to EBDG. Underlying expected cash flows of the entities had not changed significantly from the acquisition date expectations. As a result of the third quarter 2009 evaluation, all remaining indefinite

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lived intangibles totaling $1,980 on the Summit reporting unit were written off. Additionally, due to a shortfall of the estimated undiscounted cash flows to the recorded asset values, an impairment charge of $2,420 was recorded against certain long lived intangible assets. These two impairment charges, which represented the full remaining value of the Summit indefinite lived intangible and the majority of other intangible assets, totaled $4,400 in the third quarter 2009. This amount and the 2008 Summit goodwill impairment amount are reflected in Discontinued Operations as a result of the subsequent sale of Summit in November 2009. The assets of EBDG were not deemed to be impaired based on the valuation performed in the fourth quarter of 2010.

NOTE 15.    EXIT ACTIVITIES

Since 2008 CBL has executed several cost reduction initiatives. Through reduction in force actions and non-replacement of terminating employees, the Company’s land-based salaried headcount was reduced by more than 23% during 2009. Charges of $3,194 and $1,935 were recorded as a component of selling, general and administrative expense in 2009 and 2008, respectively, related to these actions. Affected employees received their separation pay in equal bi-weekly installments. The number of weeks paid to each employee was determined based on tenure with the Company. At December 31, 2009, the remaining liability was insignificant. During 2010 the Company continued to selectively consolidate and eliminate positions resulting in $467 in current year severance expenses.

In March 2009 the Company consolidated the majority of the activities that had been performed at the ACL sales office in Houston, Texas to the Jeffersonville, Indiana headquarters office. The consolidation resulted in a charge of $3,655 representing the expected non-cash write-off of leasehold improvements and the estimated net lease exposure related to the former facility. These charges are recorded in the transportation segment’s selling, general and administrative expense in the consolidated statements of operations for the year ended December 31, 2009.

	Date	Amount
Houston rent accrual at March 31, 2009		$976
Initial office closure estimate	1Q 2009	2,130
Additional Houston office closure accrual	2Q 2009	175
Additional Houston office closure accrual	3Q 2009	350
Additional Houston office closure accrual	4Q 2009	1,000
Rent payments (April — December 2009)		(522)

Balance at December 31, 2009		4,109
Additional Houston office closure accrual	2Q 2010	133
Write-off Houston fixed assets and moving expenses	2Q 2010	(2,044)
Houston office lease termination costs	3Q 2010	(1,624)
Asset sales	3Q 2010	55
Rent payments (January — October 2010)		(629)

Balance at December 31, 2010		$—

NOTE 16.    SUBSEQUENT EVENTS

On February 15, 2011 ACL’s parent corporation, ACL I, completed a private placement of $250,000 in aggregate principal amount of 10.625%/11.375% Senior Payment in Kind (“PIK”) Toggle Notes due 2016. Interest on the Senior PIK Toggle Notes the “PIK Notes”) will accrue at a rate of 10.625% with respect to interest paid in cash and a rate of 11.375% with respect to interest paid by issuing additional Notes. Selection of the interest payment method is solely a decision of ACL I. The net of original issue discount proceeds of the PIK Notes offering were used primarily to pay a special dividend to the Company’s stockholder to redeem equity advanced in connection with the acquisition of the Company by certain affiliates of Platinum Equity, LLC and to pay certain costs and expenses related to the Notes Offering. Neither ACL nor ACL I conducts activities outside the Company. These notes are unsecured and not guaranteed by the Company.

The PIK Notes are not registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes were sold only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (Dollars in thousands)

	Balance at	Charges	Additions to/	Balance
	Beginning	To	(Deductions) from	at End
	of Period	Expense	Revenue (a)	of Period
December 31, 2010:	$6,183	$—	$(6,183)	$—
Allowance for uncollectible accounts

December 21, 2010:	$5,182	$1,351	$(350)	$6,183
Allowance for uncollectible accounts

December 31, 2009:	$1,150	$4,427	$(395)	$5,182
Allowance for uncollectible accounts

December 31, 2008:	$1,218	$700	$(768)	$1,150
Allowance for uncollectible accounts

(a)	Write-off of uncollectible accounts receivable and a $6,183 purchase accounting adjustment in 2010.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — In thousands)

	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Revenues
Transportation and Services	$197,884	$165,762	$525,567	$455,038
Manufacturing	35,086	41,524	87,640	64,845

Revenues	232,970	207,286	613,207	519,883

Cost of Sales
Transportation and Services	172,932	133,529	500,000	391,826
Manufacturing	34,932	41,486	86,377	63,480

Cost of Sales	207,864	175,015	586,377	455,306

Gross Profit	25,106	32,271	26,830	64,577
Selling, General and Administrative Expenses	13,164	11,989	45,929	34,174

Operating Income (Loss)	11,942	20,282	(19,099)	30,403

Other Expense (Income)
Interest Expense	7,553	9,815	22,645	29,434
Other, Net	(188)	(181)	(532)	(342)

Other Expense	7,365	9,634	22,113	29,092

Income (Loss) from Continuing Operations Before Income Taxes	4,577	10,648	(41,212)	1,311
Income Tax (Benefit) Expense	(486)	5,583	(16,784)	1,089

Income (Loss) from Continuing Operations	5,063	5,065	(24,428)	222
Discontinued Operations, Net of Tax	(1)	—	9	(2)

Net Income (Loss)	$5,062	$5,065	$(24,419)	$220

Dividends declared and paid	$—	$—	$6,531	$—

The accompanying notes are an integral part of the condensed consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
Current Assets
Cash and Cash Equivalents	$1,911	$3,707
Accounts Receivable, Net of Allowance of $798 and $0	86,822	83,518
Inventory	75,456	50,834
Deferred Tax Asset	2,494	10,072
Assets Held for Sale	873	2,133
Prepaid and Other Current Assets	23,976	32,075

Total Current Assets	191,532	182,339
Properties, Net	938,142	979,655
Investment in Equity Investees	5,897	5,743
Accounts Receivable, Affiliates	13,639	17,400
Other Assets	48,235	53,665
Goodwill	20,470	20,470

Total Assets	$1,217,915	$1,259,272

LIABILITIES
Current Liabilities
Accounts Payable	$38,487	$44,782
Accrued Payroll and Fringe Benefits	15,158	27,992
Deferred Revenue	19,717	14,132
Accrued Claims and Insurance Premiums	12,453	12,114
Accrued Interest	5,585	11,667
Customer Deposits	—	500
Other Liabilities	31,357	25,810

Total Current Liabilities	122,757	136,997
Long Term Debt	435,910	385,152
Pension and Post Retirement Liabilities	32,651	38,615
Deferred Tax Liabilities	183,018	208,651
Other Long Term Liabilities	49,976	60,901

Total Liabilities	824,312	830,316

SHAREHOLDER’S EQUITY
Other Capital	426,243	435,487
Retained Deficit	(31,054)	(6,635)
Accumulated Other Comprehensive (Loss) Income	(1,586)	104

Total Shareholder’s Equity	393,603	428,956

Total Liabilities and Shareholder’s Equity	$1,217,915	$1,259,272

The accompanying notes are an integral part of the condensed consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited — In thousands)

	Successor Company	Predecessor Company
	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
OPERATING ACTIVITIES
Net (Loss) Income	$(24,419)	$220
Adjustments to Reconcile Net (Loss) Income to Net Cash (Used in) Provided by Operating Activities:
Depreciation and Amortization	82,081	35,118
Debt Issuance Cost (Debt Premium) Amortization	(1,988)	3,978
Deferred Taxes	(24,668)	19,936
Gain on Property Dispositions	(1,294)	(7,357)
Contributions to Defined Benefit Plan	(7,458)	—
Share-Based Compensation	2,204	3,094
Other Operating Activities	(2,269)	5,735
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,748)	12,547
Inventory	(24,622)	(7,645)
Other Current Assets	15,676	(10,376)
Accounts Payable	(8,270)	2,400
Accrued Interest	(6,082)	(7,103)
Other Current Liabilities	(4,167)	(8,106)

Net Cash (Used in) Provided by Operating Activities	(7,024)	42,441

INVESTING ACTIVITIES
Property Additions	(42,894)	(37,577)
Proceeds from Property Dispositions	3,383	7,337
Proceeds from Government Grant	—	2,302
Other Investing Activities	(5,823)	1,167

Net Cash Used in Investing Activities	(45,334)	(26,771)

FINANCING ACTIVITIES
Revolving Credit Facility Borrowings (Repayments)	55,042	(1,518)
Bank Overdrafts on Operating Accounts	1,975	(2,905)
Debt Issuance/Refinancing Costs	(137)	(153)
Dividends Paid	(6,531)	—
Tax Benefit (Expense) of Share-Based Compensation	—	(1,208)
Exercise of Stock Options	—	510
Acquisition of Treasury Stock	—	(721)
Other Financing Activities	213	(532)

Net Cash Provided by (Used in) Financing Activities	50,562	(6,527)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,796)	9,143
Cash and Cash Equivalents at Beginning of Period	3,707	1,198

Cash and Cash Equivalents at End of Period	$1,911	$10,341

The accompanying notes are an integral part of the condensed consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

(Unaudited — In thousands)

	Other Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2010	$435,487	$(6,635)	$104	$428,956
Cash Dividends	(6,531)	—	—	(6,531)
Other	(2,713)	—	—	(2,713)
Comprehensive Loss:
Net Loss	—	(24,419)	—	(24,419)
Net Loss on Fuel Swaps Designated as Cash Flow Hedging Instrument, Net of Tax	—	—	(1,690)	(1,690)

Total Comprehensive Loss				$(26,109)

Balance at September 30, 2011	$426,243	$(31,054)	$(1,586)	$393,603

The accompanying notes are an integral part of the condensed consolidated financial statements.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — Dollars in thousands unless otherwise indicated)

Note 1.    Reporting Entity and Accounting Policies

Commercial Barge Line Company (“CBL”) is a Delaware corporation. In these financial statements, unless the context indicates otherwise, the “Company” refers to CBL and its subsidiaries on a consolidated basis. CBL is a wholly-owned subsidiary of American Commercial Lines Inc. (“ACL”). CBL does not conduct any operations independent of its ownership interests in the consolidated subsidiaries. ACL is a wholly-owned subsidiary of ACL I Corporation (“ACL I”). ACL I is a wholly owned subsidiary of Finn Holding Corporation (“Finn”). Finn is primarily owned by certain affiliates of Platinum Equity, LLC (the certain affiliates of Platinum Equity, LLC referred to as “Platinum”). On December 21, 2010, Platinum acquired ACL. This acquisition is referred to herein as the “Acquisition”, in all instances of usage. See Note 11 for further information. The Acquisition was accomplished through the merger of Finn Merger Corporation (“Finn Merger”), a Delaware corporation and a wholly owned subsidiary of ACL I, a Delaware corporation, with and into ACL. The assets of ACL consist principally of its ownership of all of the stock of CBL. In connection with the Acquisition, the purchase price has been preliminarily allocated in these statements as of the Acquisition date. CBL does not conduct any operations independent of its ownership of all of the equity interests in American Commercial Lines LLC (“ACL LLC”, ACL Transportation Services LLC (“ACLTS”) and Jeffboat LLC (“Jeffboat”), Delaware limited liability companies, and ACL Professional Services, Inc., a Delaware corporation and their subsidiaries. Financial information through but not including the Acquisition date is referred to as “Predecessor” company information, which has been prepared using CBL’s previous basis of accounting. The financial information in periods beginning after December 21, 2010, is referred to as “Successor” company information and reflects the financial statement effects of recording fair value adjustments and the capital structure resulting from the Acquisition. Since the financial statements of the Predecessor and Successor are not comparable as a result of the application of acquisition accounting and CBL’s capital structure resulting from the Acquisition, they have been separately designated, as appropriate, in these condensed consolidated financial statements. Prior to 2010, CBL was responsible for corporate income taxes. Following the Acquisition, CBL files as part of the consolidated federal tax return of its indirect parent Finn. In these financial statements, unless the context indicates otherwise, the “Company” refers to CBL and its subsidiaries on a consolidated basis.

The operations of CBL include barge transportation together with related port services along the United States Inland Waterways consisting of the Mississippi River System, its connecting waterways and the Gulf Intracoastal Waterway (the “Inland Waterways”) and marine equipment manufacturing. Barge transportation accounts for the majority of CBL’s revenues and includes the movement of bulk products, grain, coal, steel and liquids in the United States. CBL has long-term contracts with many of its customers. In addition, CBL manufactures marine equipment for customers in marine transportation and other related industries in the United States. CBL also has an operation engaged in naval architecture and engineering. This operation is significantly smaller than either the transportation or manufacturing segments. In all periods presented, discontinued operations consists of the results of operations related to Summit Contracting Inc. (“Summit”) which was sold in 2009 and CBL’s former international operations which were sold in 2006.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. As such, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The condensed consolidated balance sheet as of December 31, 2010 has been derived from the audited consolidated balance sheet at that date. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting period. Actual results could differ from those estimates. Some of the significant estimates underlying these financial statements include reserves for doubtful accounts, reserves for obsolete and slow moving inventories, pension and post-retirement liabilities, incurred but not reported medical claims, insurance claims and related receivable amounts, deferred tax liabilities, assets held for sale, environmental liabilities, environmental liabilities, valuation allowances related to deferred tax assets, expected forfeitures of share-based compensation, estimates of future cash flows used in impairment evaluations, liabilities for unbilled barge and boat maintenance, liabilities for unbilled harbor and towing services, estimated sub-lease recoveries and depreciable lives of long-lived assets.

In the opinion of management, for all periods presented, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods presented herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. Our quarterly revenues and profits historically have been lower during the first six months of the year and higher in the last six months of the year due primarily to the timing of the North American grain harvest and seasonal weather patterns. This recurring phenomenon was exacerbated by the record flooding in the second quarter of 2011 which disrupted normal operations and increased costs throughout that quarter.

Periodically the Financial Accounting Standards Board (“FASB”) issues additional Accounting Standards Updates (“ASUs”). ASUs considered to have a potential impact on CBL where the impact is not yet determined are discussed as follows.

ASU Number 2011-5 was issued in June 2011, amending Topic 220 — Comprehensive Income. The ASU modifies alternative presentation standards, eliminating the option for disclosure of the elements of other comprehensive income within the statement of stockholder’s equity. Adoption of this ASU by CBL will change our existing presentation, but will not impact the components of other comprehensive income. The ASU is effective for fiscal periods beginning after December 15, 2011.

ASU Number 2011-8 was issued in September 2011, amending Topic 350 Intangibles — Goodwill and Other. The ASU allows entities to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, whereas previous guidance required as the first step in an at least annual evaluation a computation of the fair value of a reporting entity. The ASU is effective for fiscal periods beginning after December 15, 2011, however early adoption is permitted. The Company has not yet determined whether it will early adopt.

ASU Number 2011-9 was issued in September 2011, amending Subtopic 715-80 Compensation-Retirement Benefits-Multiemployer Plans. The ASU requires expanded disclosures about an employer’s participation in multiemployer plans, including the plan name, identifying number, the level of an employer’s participation, information about funding status of the plan and the nature of the commitments to the plans. The ASU does not modify current accounting for such plans and therefore will not have an effect on the Company’s financial position, operations or cash flow. The ASU is effective for fiscal periods beginning after December 15, 2011.

For further information, refer to the consolidated financial statements and footnotes thereto, included in CBL’s annual filing on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2010.

Certain prior year amounts have been reclassified in these financial statements to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.    Debt

	September 30, 2011	December 31, 2010
Revolving Credit Facility	$205,352	$150,310
2017 Senior Notes	200,000	200,000
Plus Purchase Premium	30,558	34,842

Total Long Term Debt	$435,910	$385,152

Concurrent with the Acquisition, on December 21, 2010, ACL, CBL, ACL LLC, ACLTS and Jeffboat (the “Borrowers”) entered into a new senior secured asset-based revolving credit facility (“Credit Facility”) which provides for borrowing capacity of up to an aggregate principal amount of $475,000 with a final maturity date of December 21, 2015. Proceeds of the Credit Facility are available for use by the Borrowers and, subject to certain limitations, their subsidiaries for working capital and general corporate purposes, including funding of certain amounts paid by the ACL in connection with the Acquisition. At the Acquisition, proceeds of the Credit Facility were used, in part, to fund the liquidation of ACL’s previous facility and certain expenses associated with the Acquisition.

The Borrowers may also use the Credit Facility to issue letters of credit up to a total of $50,000. Availability under the Credit Facility is capped at a borrowing base, calculated based on certain percentages of the value of the Company’s vessels, inventory and receivables and subject to certain blocks and reserves, all as further set forth in the Credit Facility agreement. The Borrowers are currently prohibited from incurring more than $390,000 of indebtedness under the Credit Facility regardless of the size of the borrowing base until (a) all of the obligations (other than unasserted contingent obligations) under the indenture governing the 2017 Notes (defined below) are repaid, defeased, discharged or otherwise satisfied or (b) the indenture governing the 2017 Notes is replaced or amended or otherwise modified in a manner such that additional borrowings would be permitted. At the Borrowers’ option, the Credit Facility may be increased by $75,000, subject to certain requirements set forth in the credit agreement.

In accordance with the credit agreement, the Borrowers’ obligations under the Credit Facility are secured by, among other things, a lien on substantially all of their tangible and intangible personal property (including but not limited to vessels, accounts receivable, inventory, equipment, general intangibles, investment property, deposit and securities accounts, certain owned real property and intellectual property) and a pledge of the capital stock of each of ACL’s wholly-owned restricted domestic subsidiaries, subject to certain exceptions and thresholds.

Borrowings under the Credit Facility bear interest, at the Borrowers’ option, at either (i) an alternate base rate or an adjusted LIBOR rate plus, in each case, an applicable margin. Such applicable margin will, depending on average availability under the Credit Facility, range from 2.00% to 2.50% in the case of base rate loans and 2.75% to 3.25% in the case of LIBOR rate loans. Interest is payable (a) in the case of base rate loans, monthly in arrears, and (b) in the case of LIBOR rate loans, at the end of each interest period, but in no event less often than every three months. A commitment fee is payable monthly in arrears at a rate per annum equal to 0.50% of the daily unused amount of the commitments in respect of the Credit Facility. The Borrowers, at their option, may prepay borrowings under the Credit Facility and re-borrow such amounts, at any time (subject to applicable borrowing conditions) without penalty, in whole or in part, in minimum amounts and subject to other conditions set forth in the Credit Facility.

On July 7, 2009, CBL issued $200,000 aggregate principal amount of senior secured second lien 12.5% notes due July 15, 2017 (the “2017 Notes”). At the Acquisition date these publicly traded senior notes

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were trading at 117.5, yielding a fair market value of $235,000. The 2017 Notes are guaranteed by ACL and by all material existing and future domestic subsidiaries of CBL.

The Credit Facility has no financial covenants unless borrowing availability is generally less than a certain defined level set forth in the credit agreement. Availability at September 30, 2011, exceeds the specified level by approximately $133,962. Should the springing covenants be triggered, the leverage calculation would include only first lien senior debt, excluding debt under the 2017 Notes. The 2017 Notes and Credit Facility also provide flexibility to execute sale leasebacks, sell assets and issue additional debt to raise additional funds. In addition, the Credit Facility places no direct restrictions on capital spending, but, subject to certain exceptions for redeemable capital interests, management benefit plans and stock dividends, as well as a $20,000 allowance for such payments, does limit the payment of cash dividends to a level equal to half of cumulative consolidated net income since July 1, 2009 plus the aggregate amount of any new capital contributions or equity offering proceeds. Outstanding redeemable capital interests and management benefit plans totaled less than $5,000 at September 30, 2011, and, since July 1, 2009, there has been no available cumulative consolidated net income through September 30, 2011. No new capital contributions or equity offerings were made in fiscal 2011.

The 2017 Notes were offered in accordance with Rule 144A under the Securities Act of 1933, as amended, to purchasers in the United States and in accordance with Regulation S under the Securities Act to purchasers outside of the United States.

During all periods presented the Company has been in compliance with the respective covenants contained in the Credit Facility.

Note 3.    Inventory

Inventory is carried at the lower of cost (based on a weighted average method) or market and consists of the following.

	September 30, 2011	December 31, 2010

Raw Materials	$34,829	$19,255
Work in Process	12,876	5,844
Parts and Supplies	27,751	25,735

	$75,456	$50,834

Note 4.    Income Taxes

CBL’s operating entities are primarily single member limited liability companies that are owned by a corporate parent, and are subject to U.S. federal and state income taxes on a combined basis. Following the Acquisition, CBL files as part of Finn’s U.S. and certain state consolidated returns.

The effective tax rates were (10.6)% and 40.7% in the respective three and nine months ended September 30, 2011 and 52.4% and 83.1% in the respective three and nine months ended September 30, 2010. The effective tax rates in the respective three and nine months ended September 30, 2011 and 2010, were distorted by the discrete tax item for a change in IRS Administrative Procedures related to an IRS Revenue Procedure regarding transaction success fees which increased the benefit in the third quarter of 2011 by $1.9 million and a discrete tax item which increased the provision in the third quarter of the prior year by $0.5 related to the reduction of the state tax benefit for the 2009 operating loss. Remaining benefit/provision represents the application of statutory rates to taxable income impacted by consistent levels of permanent book tax differences on differing expected full year income in 2011 compared to 2010.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.     Employee Benefit Plans

A summary of the components of CBL’s pension and post-retirement plans expenses follows.

	Three Months Ended September 30,		Nine Months Ended September 30,
	Successor 2011	Predecessor 2010	Successor 2011	Predecessor 2010

Pension Components:
Service cost	$1,120	$1,122	$3,360	$3,366
Interest cost	2,634	2,606	7,902	7,818
Expected return on plan assets	(3,250)	(3,130)	(9,750)	(9,390)
Amortization of unrecognized losses	—	14	—	42

Net periodic benefit cost	$504	$612	$1,512	$1,836

Post-retirement Components:
Service cost	$3	$3	$9	$9
Interest cost	55	69	165	207
Amortization of net gain	—	(331)	—	(993)

Net periodic benefit cost	$58	($259)	$174	($777)

Note 6.     Related Party Transactions

There were no related party freight revenues in the three and nine month periods ended September 30, 2011 and 2010, and there were no related party receivables included in accounts receivable on the consolidated balance sheets at September 30, 2011 or December 31, 2010, except as contained in the caption Accounts Receivable, Affiliates. Amounts included in that caption relate primarily to the receivable from Finn for a $14,284 portion of the funding of the Acquisition purchase price which represented the intrinsic value of the share-based compensation for certain non-executive level employees which was paid by CBL, net of other intercompany transactions. Per the American Commercial Lines 2008 Omnibus Incentive Plan, which was assumed by Finn (See Note 10), on a change of control, outstanding awards either vested or had to be rolled over to equity of Finn. The payout of all of the interests of non-executive level employees and certain vested executive interests were paid with proceeds of an advance on CBL’s credit facility. The amount of the advance is shown as a receivable from Finn and is partially offset by other normal intercompany transactions between CBL and its direct and indirect parents.

Additionally, during the second quarter of 2011 some of the remaining executive share-based compensation restricted stock units vested and were purchased from each executive by Finn. These purchases were paid by CBL with the aggregate amount recorded as a receivable from Finn. CBL subsequently declared and paid dividends equal to the aggregate amount of these payments and was reimbursed by Finn for these expenditures. See Note 10.

On February 15, 2011, ACL’s parent corporation, ACL I, completed a private placement of $250,000 in aggregate principal amount of 10.625%/11.375% Senior Payment in Kind (“PIK”) Toggle Notes due 2016. Interest on the Senior PIK Toggle Notes (the “PIK Notes”) will accrue at a rate of 10.625% with respect to interest paid in cash and a rate of 11.375% with respect to interest paid by issuing additional Notes. Selection of the interest payment method is solely a decision of ACL I made at the start of each interest period. ACL I selected the PIK rate of 11.375% in the initial period. The proceeds of the PIK Notes offering, net of original issue discount, were used primarily to pay a special dividend to Finn’s shareholders to redeem equity advanced in

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

connection with the acquisition of CBL by certain affiliates of Platinum and to pay certain costs and expenses related to the notes offering. Other than the PIK Notes, neither ACL nor ACL I conducts activities outside CBL. These notes are unsecured and not guaranteed by CBL.

The PIK Notes are not registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Note 7.    Business Segments

The Company has two significant reportable business segments: transportation and manufacturing. The caption “All other segments” currently consists of our services company, which is much smaller than either the transportation or manufacturing segment. ACL’s transportation segment includes barge transportation operations and facilities that provide fleeting, shifting, cleaning and repair services at various locations along the Inland Waterways. The manufacturing segment constructs marine equipment for external customers as well as for the Company’s transportation segment. All of CBL’s international operations, civil construction and environmental consulting services are excluded from segment disclosures due to the reclassification of those operations to discontinued operations.

Management evaluates performance based on segment earnings, which is defined as operating income. The accounting policies of the reportable segments are consistent with those described in the summary of significant accounting policies described in CBL’s filing on Form 10-K for the year ended December 31, 2010.

Intercompany sales are transferred at the lower of cost or fair market value and intersegment profit is eliminated upon consolidation.

Reportable segments are business units that offer different products or services. The reportable segments are managed separately because they provide distinct products and services to internal and external customers.

Successor	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
	Transportation	Manufacturing
Three Months ended September 30, 2011
Total revenue	$196,694	$56,907	$1,582	$(22,213)	$232,970
Intersegment revenues	344	21,821	48	(22,213)	—

Revenue from external customers	196,350	35,086	1,534	—	232,970
Operating expense
Materials, supplies and other	63,391	—	—	—	63,391
Rent	6,960	—	—	—	6,960
Labor and fringe benefits	28,875	—	—	—	28,875
Fuel	45,347	—	—	—	45,347
Depreciation and amortization	24,645	—	—	—	24,645
Taxes, other than income taxes	3,094	—	—	—	3,094
Loss on disposition of equipment	60	—	—	—	60
Cost of goods sold	—	34,932	560	—	35,492

Total cost of sales	172,372	34,932	560	—	207,864
Selling, general & administrative	11,823	453	888	—	13,164

Total operating expenses	184,195	35,385	1,448	—	221,028

Operating income (loss)	$12,155	$(299)	$86	$—	$11,942

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
Predecessor	Transportation	Manufacturing
Three Months ended September 30, 2010
Total revenue	$163,868	$41,617	$2,076	$(275)	$207,286
Intersegment revenues	182	93	—	(275)	—

Revenue from external customers	163,686	41,524	2,076	—	207,286
Operating expense
Materials, supplies and other	57,229	—	—	—	57,229
Rent	5,182	—	—	—	5,182
Labor and fringe benefits	31,430	—	—	—	31,430
Fuel	29,726	—	—	—	29,726
Depreciation and amortization	10,294	—	—	—	10,294
Taxes, other than income taxes	2,612	—	—	—	2,612
Gain on disposition of equipment	(3,764)	—	—	—	(3,764)
Cost of goods sold	—	41,486	820	—	42,306

Total cost of sales	132,709	41,486	820	—	175,015
Selling, general & administrative	10,232	635	1,122	—	11,989

Total operating expenses	142,941	42,121	1,942	—	187,004

Operating income (loss)	$20,745	$(597)	$134	$—	$20,282

	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
Successor	Transportation	Manufacturing
Nine Months ended September 30, 2011
Total revenue	$521,674	$121,488	$4,879	$(34,834)	$613,207
Intersegment revenues	881	33,848	105	(34,834)	—

Revenue from external customers	520,793	87,640	4,774	—	613,207
Operating expense
Materials, supplies and other	181,647	—	—	—	181,647
Rent	20,924	—	—	—	20,924
Labor and fringe benefits	84,801	—	—	—	84,801
Fuel	126,919	—	—	—	126,919
Depreciation and amortization	76,072	—	—	—	76,072
Taxes, other than income taxes	9,207	—	—	—	9,207
Gain on disposition of equipment	(1,268)	—	—	—	(1,268)
Cost of goods sold	—	86,377	1,698	—	88,075

Total cost of sales	498,302	86,377	1,698	—	586,377
Selling, general & administrative	41,503	1,461	2,965	—	45,929

Total operating expenses	539,805	87,838	4,663	—	632,306

Operating (loss) income	$(19,012)	$(198)	$111	$—	$(19,099)

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Reportable Segments		All Other Segments(1)	Intersegment Eliminations	Total
Predecessor	Transportation	Manufacturing
Nine Months ended September 30, 2010
Total revenue	$449,510	$86,117	$6,032	$(21,776)	$519,883
Intersegment revenues	504	21,272	—	(21,776)	—

Revenue from external customers	449,006	64,845	6,032	—	519,883
Operating expense
Materials, supplies and other	159,652	—	—	—	159,652
Rent	15,571	—	—	—	15,571
Labor and fringe benefits	91,507	—	—	—	91,507
Fuel	88,735	—	—	—	88,735
Depreciation and amortization	32,368	—	—	—	32,368
Taxes, other than income taxes	8,946	—	—	—	8,946
Gain on disposition of equipment	(7,357)	—	—	—	(7,357)
Cost of goods sold	—	63,480	2,404	—	65,884

Total cost of sales	389,422	63,480	2,404	—	455,306
Selling, general & administrative	28,873	1,924	3,377	—	34,174

Total operating expenses	418,295	65,404	5,781	—	489,480

Operating income (loss)	$30,711	$(559)	$251	$—	$30,403

(1)	Financial data for a segment below the reporting threshold is attributable to a segment that provides naval architectural design services.

Note 8.     Financial Instruments, Risk Management and Comprehensive Income (Loss)

The Company has price risk for fuel not covered by contract escalation clauses and in time periods from the date of price changes until the next monthly or quarterly contract reset. From time to time the Company has utilized derivative instruments to manage volatility in addition to contracted rate adjustment clauses. For several years the Company has been entering into fuel price swaps with commercial banks. The number of gallons settled and related net gains, as well as additional gallons hedged and unrealized changes in market value are contained in the following table by quarter for the nine months ended September 30, 2011. As hedged fuel is used, any gains or losses incurred are recorded as a decrease or increase to fuel expense, a component of cost of sales.

The fair value of unsettled fuel price swaps is listed in the following table. These derivative instruments have been designated and accounted for as cash flow hedges. To the extent of their effectiveness, changes in fair value of the hedged instrument will be accounted for through other comprehensive income until the hedged fuel is used, at which time the gain or loss on the hedge instruments will be recorded as fuel expense (cost of sales). Other comprehensive loss at September 30, 2011 of ($1,586) and other comprehensive income at December 31, 2010 of $104 consisted of gains (losses) on fuel hedging, net of the related tax provisions (benefits) of ($972) and $62, respectively. Hedge ineffectiveness is recorded in income as a component of fuel expense as incurred.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying amounts and fair values of CBL’s financial instruments, which are recorded in Accrued Liabilities, are as follows:

Description	9/30/2011	Fair Value of Measurements at Reporting Date Using Markets for Identical Assets (Level 1)
Fuel Price Swaps	($1,832)	($1,832)

The amounts in other comprehensive income are expected to be recorded in income as the underlying gallons are used.

For the three and nine months ended September 30, 2011 and 2010 the Company’s change in other comprehensive income (expense) and total comprehensive income are contained in the following table. The changes in other comprehensive income in all periods was driven by changes in the values of open fuel hedges in each period, net of related ineffectiveness and income taxes.

Comprehensive Income (Loss)

	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	Three Months Ended Sept. 30, 2011	Three Months Ended Sept. 30, 2010	Nine Months Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2010
Net Income (Loss)	$5,062	$5,065	$(24,419)	$220
Other Comprehensive (Loss) Income	(4,546)	727	(1,690)	(1,035)

Total Comprehensive Income (Loss)	$516	$5,792	$(26,109)	$(815)

At September 30, 2011, the fair value of the financial instruments is recorded as a net liability of $1,832 in the consolidated balance sheet and as a net-of-tax deferred gain, less hedge ineffectiveness, in other comprehensive income in the consolidated balance sheet. Hedge ineffectiveness resulted in an increase to fuel expense of $307 and $35 in the third quarter and first nine months of 2011 respectively. The fair value of the fuel price swaps is based on quoted market prices for identical instruments, or Level 1 inputs as to fair value. The maturity of the fuel price swap contracts extends through July 2012. The Company may increase the quantity hedged or add additional months based upon active monitoring of fuel pricing outlooks by the management team.

	Gallons	Dollars
Fuel Price Swaps at December 31, 2010	7,638	$2,919
1st Quarter 2011 Fuel Hedge (Income) Expense	(5,501)	(2,055)
1st Quarter 2011 Changes	24,900	13,181
2nd Quarter 2011 Fuel Hedge (Income) Expense	(7,813)	(4,158)
2nd Quarter 2011 Changes	9,501	(3,524)
3rd Quarter 2011 Fuel Hedge (Income) Expense	(6,812)	(2,708)
3rd Quarter 2011 Changes	—	(5,487)

Fuel Price Swaps at September 30, 2011	21,913	$(1,832)

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.     Contingencies

A number of legal actions are pending against the Company in which claims are made in substantial amounts. While the ultimate results of pending litigation cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on the Company’s consolidated statements of operations, balance sheets and cash flows.

Stockholder litigation. On October 22, 2010, a putative class action lawsuit was commenced against ACL, ACL’s directors, Platinum, Finn and Finn Merger in the Court of Chancery of the State of Delaware. The lawsuit is captioned Leonard Becker v. American Commercial Lines Inc. et al, Civil Action No. 5919-VCL. Plaintiff amended his complaint on November 5, 2010, prior to a formal response from any defendant. On November 9, 2010, a second putative class action lawsuit was commenced against ACL, ACL’s directors, Platinum, Finn and Finn Merger in the Superior/Circuit Court for Clark County in the State of Indiana. The lawsuit is captioned Michael Eakman v. American Commercial Lines Inc., et al., Case No. 1002-1011-CT-1344. In both actions, plaintiffs allege generally that the directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a process that they allege did not ensure adequate and fair consideration to the stockholders. They also allege that various disclosures concerning the Transaction included in the Definitive Proxy Statement are inadequate. They further allege that Platinum aided and abetted the alleged breaches of duties. Plaintiffs purport to bring the lawsuits on behalf of the public stockholders of the Company and seek equitable relief to enjoin consummation of the merger, rescission of the merger and/or rescissory damages, and attorneys’ fees and costs, among other relief. ACL entered into a Stipulation and Agreement of Compromise and Settlement, dated as of June 18, 2011, which sets forth the terms and conditions of a proposed settlement of the Delaware and Indiana actions, including the dismissal with prejudice and on the merits of all claims against all of the defendants in both the Delaware and Indiana actions in consideration for the supplementation of the Definitive Proxy Statement and payment of $200 of plaintiffs’ attorney fees. The Settlement was approved by the Court and the actions have been dismissed.

Shareholder Appraisal Action. On April 12, 2011, IQ Holdings, Inc. filed a Verified Petition for Appraisal of Stock against ACL in the Court of Chancery in the State of Delaware. Among other things, the appraisal petition seeks a judicial determination of the fair value of their 250,000 shares of common stock pursuant to 8 Del. C. § 262, and order by the Delaware Court directing ACL to pay the petitioner fair value for any shares entitled to statutory appraisal, together with interest from the effective date of the Merger, taxes, attorney’s fees, and costs. ACL has begun producing documents to Petitioners and the parties are currently negotiating the terms of limited further production. While it is not possible at this time to determine the potential outcome of this action, we do not believe the action will result in a payment by ACL that would materially affect the financial condition, operations or cash flows of the Company.

We have been involved in the following environmental matters relating to the investigation or remediation of locations where hazardous materials have or might have been released or where we or our vendors have arranged for the disposal of wastes. These matters include situations in which we have been named or are believed to be a potentially responsible party (“PRP”) under applicable federal and state laws.

Collision Incident, Mile Marker 97 of the Mississippi River. ACL and American Commercial Lines LLC, a wholly-owned subsidiary of CBL, (“ACLLLC”), have been named as defendants in the following putative class action lawsuits, filed in the United States District Court for the Eastern District of Louisiana (collectively the “Class Action Lawsuits”): Austin Sicard et al on behalf of themselves and others similarly situated vs. Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company, LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4012, filed on July 24, 2008; Stephen Marshall Gabarick and Bernard Attridge, on behalf of themselves and others similarly situated vs Laurin Maritime (America) Inc., Whitefin Shipping Co. Limited, D.R.D. Towing Company,

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LLC, American Commercial Lines, Inc. and the New Orleans-Baton Rouge Steamship Pilots Association, Case No. 08-4007, filed on July 24, 2008; and Alvin McBride, on behalf of himself and all others similarly situated v. Laurin Maritime (America) Inc.; Whitefin Shipping Co. Ltd.; D.R.D. Towing Co. LLC; American Commercial Lines Inc.; The New Orleans-Baton Rouge Steamship Pilots Association, Case No. 09-cv-04494 B, filed on July 24, 2009. The McBride v. Laurin Maritime, et al. action has been dismissed with prejudice because it was not filed prior to the deadline set by the Court. The claims in the Class Action Lawsuits stem from the incident on July 23, 2008, involving one of ACLLLC’s tank barges that was being towed by DRD Towing Company L.L.C. (“DRD”), an independent towing contractor. The tank barge was involved in a collision with the motor vessel Tintomara, operated by Laurin Maritime, at Mile Marker 97 of the Mississippi River in the New Orleans area. The tank barge was carrying approximately 9,900 barrels of #6 oil, of which approximately two-thirds was released. The tank barge was damaged in the collision and partially sunk. There was no damage to the towboat. The Tintomara incurred minor damage. The Class Action Lawsuits include various allegations of adverse health and psychological damages, disruption of business operations, destruction and loss of use of natural resources, and seek unspecified economic, compensatory and punitive damages for claims of negligence, trespass and nuisance. The Class Action Lawsuits were stayed pending the outcome of the two actions filed in the United States District Court for the Eastern District of Louisiana seeking exoneration from, or limitation of, liability related to the incident as discussed in more detail below. All claims in the class actions have been settled with payment to be made from funds on deposit with the court in the IINA and IINA and Houston Casualty Company interpleader, mentioned below. IINA is DRD’s primary insurer and IINA and Houston Casualty Company are DRD’s excess insurers. The settlement has final approval from the court. Settlement funds were provided to claimants’ counsel and we expect final dismissal of all lawsuits against all parties will be entered, including the Company, with prejudice. Claims under the Oil Pollution Act (“OPA 90”) were dismissed without prejudice. There is a separate administrative process for making a claim under OPA 90 that must be followed prior to litigation. We are processing OPA 90 claims properly presented, documented and recoverable. We have also received numerous claims for personal injury, property damage and various economic damages loss related to the oil spill, including notification by the National Pollution Funds Center of claims it has received. Additional lawsuits may be filed and claims submitted. The claims by two of the three DRD crewmen on the vessel at the time of the incident have been settled with funds paid from the funds on deposit in the interpleader action mentioned below and a final dismissal with prejudice has been entered. The third crew member was the operator of the vessel at the time of the incident and is also a defendant. His claim remains unsettled. We are in early discussions with the Natural Resource Damage Assessment Group, consisting of various State and Federal agencies, regarding the scope of environmental damage that may have been caused by the incident. Recently Buras Marina filed suit in the Eastern District of Louisiana in Case No. 09-4464 against the Company seeking payment for “rental cost” of its marina for cleanup operations. ACL and ACLLLC have also been named as defendants in the following interpleader action brought by DRD’s primary insurer IINA seeking court approval as to the disbursement of the funds: Indemnity Insurance Company of North America v. DRD Towing Company, LLC; DRD Towing Group, LLC; American Commercial Lines, LLC; American Commercial Lines, Inc.; Waits Emmet & Popp, LLC, Daigle, Fisse & Kessenich; Stephen Marshall Gabarick; Bernard Attridge; Austin Sicard; Lamont L. Murphy, individually and on behalf of Murphy Dredging; Deep Delta Distributors, Inc.; David Cvitanovich; Kelly Clark; Timothy Clark, individually and on behalf of Taylor Clark, Bradley Barrosse; Tricia Barrosse; Lynn M. Alfonso, Sr.; George C. McGee; Sherral Irvin; Jefferson Magee; and Acy J. Cooper, Jr., United States District Court, Eastern District of Louisiana, Civil Action 08-4156, Section “I-5,” filed on August 11, 2008. DRD’s excess insurers, IINA and Houston Casualty Company intervened into this action and deposited $9,000 into the Court’s registry. ACLLLC has filed two actions in the United States District Court for the Eastern District of Louisiana seeking exoneration from or limitation of liability relating to the foregoing incident as provided for in Rule F of the Supplemental Rules for Certain Admiralty and Maritime Claims and in 46 U.S.C. sections 30501, 30505 and 30511. We have also filed a declaratory judgment action against DRD seeking to have the contracts between them declared “void ab initio”. This action has been consolidated with the

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limitation actions and stayed pending the outcome of the limitation actions. Trial has concluded and post trial briefs have been submitted. Closing arguments are scheduled for December 2011. On August 22, 2011 an action was filed in the U.S. District Court for the Eastern District of Louisiana captioned United States of America v. American Commercial Lines LLC and D.R.D. Towing, LLC, Civil Action No. 2:11-cv-2076. The action seeks damages of approximately $25 million, including certain repayment to the Oil Spill Liability Trust Fund for sums it paid related to the cleanup of the oil spill, a civil penalty under the Clean Water Act in an amount to be determined at trial as well as a claim for natural resources. On July 25, 2011 an action was filed in the 25th Judicial District for the Parish of Plaquemines State of Louisiana captioned Chuc Nguyen, et al. v. American Commercial Lines, Inc. and its Insurers, ABC Insurance Company and Indemnity Insurance Company of North America, No. 58936. The action seeks damages for real or personal property, loss of subsistence use of natural resources associated with loss of profits or impairment of earning capacity. We participated in the U.S. Coast Guard investigation of the matter and participated in the hearings which have concluded. A finding has not yet been announced. We have also made demand on DRD (including its insurers) and Laurin Maritime for reimbursement of cleanup costs, indemnification and other damages sustained by our Company. However, there is no assurance that any other party that may be found responsible for the accident will have the insurance or financial resources available to provide such defense and indemnification. We have various insurance policies covering pollution, property, marine and general liability. While the cost of cleanup operations and other potential liabilities are significant, we believe our company has satisfactory insurance coverage and other legal remedies to cover substantially all of the cost.

At September 30, 2011, approximately 700 employees of CBL’s manufacturing segment were represented by a labor union under a contract that expires in April 2013.

At September 30, 2011, approximately 20 positions at ACL Transportation Services LLC’s terminal operations in St. Louis, Missouri, are represented by the International Union of United Mine Workers of America, District 12-Local 2452 (“UMW”), under a collective bargaining agreement that expired March 14, 2011, after a short extension for negotiations. We have unilaterally implemented new contract terms, mostly terms agreed with the UMW, and the employees continue to work without interruption.

Although we believe that our relations with our employees and with the recognized labor unions are generally good, we cannot assure that we will be able to reach agreement on renewal terms of these contracts or that we will not be subject to work stoppages, other labor disruption or that we will be able to pass on increased costs to our customers in the future.

Note 10.    Share-Based Compensation

On April 12, 2011, Finn, the indirect parent of CBL, adopted the Finn Holding Corporation 2011 Participation Plan (the “Participation Plan”) to provide incentive to key employees of Finn and its subsidiaries by granting performance units to key stakeholders, including CBL’s named executive officers, to maximize Finn’s performance and to provide maximum returns to Finn’s stockholders. The Participation Plan may be altered, amended or terminated by Finn at any time.

Under the Participation Plan, the value of the performance units is related to the appreciation in the value of Finn from and after the date of grant. The performance units vest over a period specified in the applicable award agreements. Participants in the Participation Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with CBL. These qualifying events are described below. The Compensation Committee for the Participation Plan (the “Committee”) determines who is eligible to receive an award, the size and timing of the award and the value of the award at the time of grant. The performance units generally mature according to the terms approved by the

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Committee and set forth in a grant agreement. Payment on the performance units is contingent upon the occurrence of either (i) a sale of some or all of Finn common stock by its stockholders, or (ii) Finn’s payment of a cash dividend. The Participation Plan will expire April 1, 2016 and all performance units will terminate upon the expiration of the Participation Plan, unless sooner terminated pursuant to the terms of the Participation Plan.

The maximum number of performance units that may be awarded under the Participation Plan is 36,800,000. During the three months ended June 30, 2011, 35,305,000 performance units were granted. During the quarter ended September 30, 2011, 17,480,000 performance units were forfeited by terminating executives and 12,075,000 performance units were granted to new executives. The fair value of the performance units on their grant date was zero.

Upon the occurrence of a qualifying event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Participation Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock exceed values pre-determined by the Participation Plan. CBL accounts for grants made pursuant to this Participation Plan in accordance with FASB ASC 718, “Compensation — Stock Compensation” (“ASC 718”). It is anticipated that since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense will be recognized until the qualifying event(s) becomes probable and can be estimated.

Prior to the Acquisition, ACL had reserved the equivalent of approximately 54,000 shares of Finn Holding for grants to employees and directors under the American Commercial Lines Inc. 2008 Omnibus Incentive Plan (“the Plan”). According to the terms of the Plan, forfeited share awards and expired stock options become available for future grants.

Prior to 2009, share-based awards were made to essentially all employees. Since 2009 CBL has restructured its compensation plans and share-based awards have been granted to a significantly smaller group of salaried employees. This change reduced the amount of share-based compensation in the quarters and nine months ended September 30, 2011 and 2010. No share-based awards were granted under this Plan in the nine months ended September 30, 2011.

For all share-based compensation under the Plan, as participants render service over the vesting periods, expense is recorded to the same line items used for cash compensation. Generally, this expense is for the straight-line amortization of the grant date fair market value adjusted for expected forfeitures. Other capital is correspondingly increased as the compensation is recorded. Grant date fair market value for all non-option share-based compensation is the closing market value on the date of grant. Adjustments to estimated forfeiture rates are made when actual results are known, generally when awards are fully earned. Adjustments to estimated forfeitures for awards not fully vested occur when significant changes in turnover rates become evident.

Effective as of the date of the Acquisition on December 21, 2010, all awards that had been granted to non-executive employees and to the former ACL board members vested and were paid out consistent with certain provisions in the Plan. The payment of the intrinsic value of these awards totaling $14,284 was a part of the consideration paid for the Acquisition and included certain previously vested executive shares. This payment by CBL was recorded as an element of the intercompany receivable balance on the condensed consolidated balance sheet. Unvested awards previously granted to Company executives under the Plan were assumed by Finn. There were no changes in the terms and conditions of the awards, except for adjustment to denomination in Finn shares for all award types and conversion to time-based vesting as to the performance units. At September 30, 2011, 8,799 shares were available under the Plan for future awards, but there is no intention that any further awards will be granted under the Plan.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the three and nine months ended September 30, 2011, 3,335 and 8,858 restricted stock units and 2,300 and 11,750 stock options vested according to the terms of the Plan. During the three and nine months ended September 30, 2011, tax benefits for the excess of the intrinsic value of underlying shares vested or exercised over the fair value at the date of grant of $145 and $1,405 were generated. These tax benefits will be recognized through paid in capital as it becomes more likely than not that the tax benefit will be realized. The intrinsic value of awards held by separating executives was paid by CBL to the participants upon their separation from CBL, increasing CBL’s intercompany receivable from Finn.

In the three and nine months ended September 30, 2011, CBL recorded total stock-based employee compensation of $389 and $2,204. An income tax benefit on the compensation expense of $145 and $825 was recognized for the three months and nine months ended September 30, 2011. As of September 30, 2011, there were 3,885 options outstanding with a weighted average exercise price of $53.68 and 3,119 unvested restricted stock units outstanding.

After the payouts to the executives, during the three months ended March 31, 2011, CBL declared and paid dividends to Finn in an amount equal to the gross payments. Finn, in turn, used the proceeds to reimburse CBL for payments made on its behalf to separating executives and to holders of vested restricted units under the Plan.

During the three months ended March 31, 2011, after the issuance of $250,000 of unsecured PIK Notes by ACL I, ACL’s parent company (See Notes 2 and 6), Finn declared a dividend of $258.50 per share for each outstanding share. The dividend was paid to Finn shareholders during the first three months. This reduced Finn’s initial capitalization from $460,000 to $201,500.

Per the terms of the Plan, in the event of such dividend, holders of outstanding share-based equity awards were entitled to receive either dividend rights, participation in the dividend or adjustment of awards to maintain the then-current intrinsic value of the existing awards. Finn elected to pay the dividend per share to holders of vested restricted stock units and performance units and to adjust the strike prices and number of options issued to maintain the intrinsic value at date of dividend, or some combination of such actions. The dividend resulted in payments of $3,659 to Company executives at the date of the dividend, with all remaining share-based awards’ new intrinsic value based on shares of Finn valued at $201.50 per share. The $3,659 payment was made by CBL and increased CBL’s related receivable from Finn.

Note 11.    Acquisitions, Dispositions and Impairment

Acquisition of ACL by Finn Holding Corporation (owned primarily by certain affiliates of Platinum Equity, LLC)

On December 21, 2010, Finn through the merger of Finn Merger, a wholly-owned subsidiary of Finn Intermediate Holding Corporation, subsequently renamed ACL I Corporation, (both of whom had no other business activity at the Acquisition date outside the acquisition), completed the acquisition of all of the outstanding equity of ACL, which had its common shares publicly traded since October 7, 2005. The purchase price has been preliminarily (pending finalization of valuation of certain acquired tangible and intangible assets and liabilities assessment) allocated and pushed down to CBL. The periods after the Acquisition have been, where appropriate, designated in these condensed consolidated financial statements by the heading “Successor Company.”

The funding of the purchase was made by cash of $460,000 invested in ACL I. $418,277 in aggregate was paid to acquire all of the outstanding shares on the Acquisition date. Certain participants in the share-based compensation plans of ACL (specifically all non-executive participants, including former board members and certain payments to executives for vested share-based holdings) were paid a total of $14,284 representing the

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intrinsic value of their vested and unvested shares at the Acquisition date computed by multiplying the number of restricted stock units and performance restricted stock units by $33.00 per unit, with “in the money” non-qualified stock options valued at $33.00 minus the strike prices of the underlying options. This payment was funded by the Company and represents a component of the intercompany receivable from Finn on CBL’s statement of financial position. This payment brought the total cash consideration paid to $432,561. In addition the Company assumed the concurrently funded obligations under the Credit Facility in the amount of $169,204 including obligation for the payment of $15,170 in debt costs which were paid out of the initial draw down on the Credit Facility. These debt costs were capitalized and will be amortized to interest expense on the effective interest method over the expected life of the Credit Facility. All expenses associated with the transaction were expensed. As further discussed in Note 2, CBL had previously issued $200,000 in 12.5% face rate senior notes maturing in 2017 which remain in place. At the acquisition date these publicly traded senior notes were trading at 117.5, yielding a fair market value of $235,000 on the acquisition date, an additional element of the purchase consideration. The summation of the consideration paid is in the following table.

Paid to former largest shareholder	$101,077
Paid to remaining shareholders	317,200
Payments to Share-based compensation holders	14,284
Assumed Credit Facility	169,204
Fair value of the 2017 Senior Notes	235,000

Purchase price	$836,765

Allocation of the Purchase Price The purchase price has been preliminarily (pending finalization of valuation of certain acquired tangible and intangible assets and liabilities assessment) allocated as indicated in the following table based primarily on third party appraisal of the major assets and liabilities. These adjustments to fair value are based on Level 3 inputs as defined in ASC 805 and ASC 820 regarding fair value. The amounts allocated to goodwill consist primarily of the value of CBL’s assembled workforces in its transportation and manufacturing segments, but has not yet been allocated to those segments at September 30, 2011. The amount of goodwill is not tax deductible.

Cash and cash equivalents	$22,468
Trade receivables acquired at fair value	90,693
Other working capital, net	(29,958)
Land	20,002
Buildings/Land Improvements	42,187
Boats	294,534
Barges	543,403
Construction-in-progress	13,110
Other long-lived tangible assets	67,780
Favorable charter contracts	25,761
Other long term assets	23,841
Equity Investments	5,725
Jeffboat tradename and intangibles	4,500
Unfavorable contracts	(61,300)
Multi-employer pension liability	(3,497)
Pension and post retirement	(35,102)
Net deferred tax	(207,852)
Goodwill	20,470

Total	$836,765

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

COMMERCIAL BARGE LINE COMPANY*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dispositions and Impairments —

Three boats were placed into held for sale in the three months ended June 30, 2010. One has been returned to active service. At the date returned to service, depreciation expense was recorded for the period of its classification as held for sale. One of the other two boats was sold in the three months ended September 30, 2011 and the third boat is still being actively marketed.

*	References in these financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer, in each case, to Commercial Barge Line Company. See page F-1 of this prospectus for additional details.

ACL I Corporation

Exchange Offer for

10.625% / 11.375% Senior PIK Toggle Notes due 2016

No dealer, sales representative or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by ACL I Corporation. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to sell or the solicitation of an offer to buy such securities, in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of ACL I Corporation since the date hereof or that information contained in this prospectus is correct as of any time subsequent to its date.

Dealer Prospectus Delivery Obligation

Until                    , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

ACL I Corporation is incorporated under the laws of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation to indemnify each person who was or is a party or is threatened to be made a party to any suit (other than a suit by or in the right of the corporation) by reason of the fact that the person is or was the corporation’s director or officer, or is or was serving at the corporation’s request as a director or officer of another entity, against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by the person in connection with any such suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal actions, had no reasonable cause to believe the person’s conduct was unlawful. Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation. Section 145 provides further that if a current or former director or officer is successful on the merits or otherwise in defense of any such suit, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Section 145 also permits a corporation to pay expenses (including attorneys’ fees) incurred by an officer or director in any suit in advance of the final disposition of such suit upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Such expenses (including attorneys’ fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Our Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Our bylaws provide that we shall indemnify our officers, directors, employees and agents to the fullest extent permitted by the DGCL and other applicable law.

We carry directors’ and officers’ insurance, which covers our directors and officers against certain liabilities they may incur when acting in their capacity as directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

(a)	See Exhibit Index immediately following the signature pages.

Item 22. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants under the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jeffersonville, State of Indiana, on January 31, 2012.

ACL I CORPORATION

By:	/s/ Dawn R. Landry
	Name:	Dawn R. Landry
	Title:	Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mark K. Knoy	President and Chief Executive Officer (Principal Executive Officer)	January 31, 2012

* David J. Huls	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 31, 2012

* Eva M. Kalawski	Director	January 31, 2012

* Mary Ann Sigler	Director	January 31, 2012

*By:	/s/ Dawn R. Landry
Dawn R. Landry Attorney-in-fact

INDEX TO EXHIBITS

.
Exhibit

3.1	Amended and Restated Certificate of Incorporation of Finn Intermediate Holding Corporation.

3.2	Finn Intermediate Holding Corporation Bylaws.

4.1	Indenture, dated as of February 15, 2011, by and between ACL I Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 10.625% / 11.375% Senior PIK Toggle Notes due 2016.

4.2	Registration Rights Agreement, dated February 15, 2011, by and between ACL I Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

4.3	Form of 10.625% / 11.375% Senior PIK Toggle Notes due 2016 (included as Exhibit A to 4.1).

5.1	Opinion of Latham & Watkins LLP regarding validity of the exchange notes.

10.1	Employment Letter Agreement, dated as of April 25, 2008, by and between American Commercial Lines LLC and Dawn Landry (Incorporated by reference to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on August 7, 2008).

10.2	Employment Letter Agreement, dated July 20, 2011, by and between American Commercial Lines Inc. and Mark Klee Knoy (Incorporated by reference to Exhibit 10.2 to CBLC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.3	Employment Letter Agreement, dated July 19, 2011, by and between American Commercial Lines Inc. and David Huls (Incorporated by reference to Exhibit 10.3 to CBLC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).

10.4	Employment Letter Agreement, dated September 1, 2011, by and between American Commercial Lines Inc. and Robert Blocker (Incorporated by reference to Exhibit 10.1 to CBLC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

10.5	Addendum to Employment Letter Agreement, dated September 7, 2011, by and between American Commercial Lines Inc. and Robert Blocker (Incorporated by reference to Exhibit 10.2 to CBLC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

10.6	Employment Letter Agreement, dated October 3, 2011, by and between American Commercial Lines Inc. and Paul Tobin (Incorporated by reference to Exhibit 10.3 to CBLC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

10.7	Indenture, dated as of July 7, 2009, by and among CBLC, the guarantors named therein (which include American Commercial Lines Inc.), and The Bank of New York Mellon Trust Company, N.A., as trustee with respect to senior secured debt securities (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of CBLC and American Commercial Lines Inc., filed on October 2, 2009).

10.8	Form of Notes representing $200,000,000 principal amount of 12 1/2% Senior Secured Notes due 2017, dated July 7, 2009. (Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of CBLC and American Commercial Lines Inc., filed on October 2, 2009).

10.9	Intercreditor Agreement, dated as of July 7, 2009 among Bank of America, N.A. as administrative agent, collateral agent and security trustee, The Bank of New York Mellon Trust Company, N.A., CBLC, American Commercial Lines LLC, ACL Transportation Services and Jeffboat LLC. (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 of CBLC and American Commercial Lines Inc., filed on October 2, 2009).

10.10	Credit Agreement dated as of December 21, 2010, by and among American Commercial Lines, Inc., CBLC, American Commercial Lines LLC, ACL Transportation Services LLC and Jeffboat LLC, as borrowers, Wells Fargo Capital Finance, LLC, as agent, and the lenders from time to time party thereto. (Incorporated by reference to Exhibit 10.1 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on December 23, 2010).

10.11	First Amendment to Credit Agreement dated as of February 7, 2011 by and among American Commercial Lines, Inc., CBLC, American Commercial Lines LLC, ACL Transportation Services LLC and Jeffboat LLC, as borrowers, Wells Fargo Capital Finance, LLC, as agent, and the lenders from time to time party thereto (Incorporated by reference to Exhibit 10.3 to CBLC’s Annual Report on Form 10-K for the year ended December 31, 2010).

10.12	Second Amendment to Credit Agreement dated as of February 25, 2011 by and among American Commercial Lines, Inc., CBLC, American Commercial Lines LLC, ACL Transportation Services LLC and Jeffboat LLC, as borrowers, Wells Fargo Capital Finance, LLC, as agent, and the lenders from time to time party thereto (Incorporated by reference to Exhibit 10.4 to CBLC’s Annual Report on Form 10-K for the year ended December 31, 2010).

10.13	Security Agreement, dated as of December 21, 2010, by and among American Commercial Lines, Inc., CBLC, American Commercial Lines, LLC, ACL Transportation Services LLC and Jeffboat LLC, as grantors, and Wells Fargo Capital Finance, LLC, as agent (Incorporated by reference to Exhibit 10.2 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on December 23, 2010).

10.14	Supplement to Intercreditor Agreement, dated as of December 21, 2010 among Wells Fargo Capital Finance, LLC as administrative agent, collateral agent and security trustee, The Bank of New York Mellon Trust Company, N.A., CBLC, American Commercial Liens LLC, ACL Transportation Services and Jeffboat LLC (Incorporated by reference to Exhibit 10.3 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on December 23, 2010).

10.15	General Continuing Guaranty, dated as of December 21, 2010 by Finn Intermediate Holding Corporation and American Commercial Lines Inc., as guarantors, in favor of Wells Fargo Capital Finance, LLC, as agent. (Incorporated by reference to Exhibit 10.4 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on December 23, 2010).

10.16	CBLC 2011 Annual Incentive Plan Corporate Employees (Incorporated by reference to Exhibit 10.1 to CBLC’s Current Report on Form 8-K, filed on July 19, 2011).

10.17	2008 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on May 19, 2008).

10.18	Form of Non-Qualified Stock Option Agreement for Executives (Incorporated by reference to Exhibit 10.2 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on May 19, 2008).

10.19	Form of Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.3 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on April 3, 2009).

10.20	Form of Performance Based Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.4 to American Commercial Lines Inc.’s Current Report on Form 8-K, filed on April 3, 2009).

10.21	Stockholders Agreement of Finn Holding Corporation dated as of December 21, 2010 (Incorporated by reference to Exhibit 10.22 to CBLC’s Annual Report on Form 10-K for the year ended December 31, 2010).

10.22	Form of Corporate Advisory Services Agreement by and between Finn Holding Corporation and Platinum Equity Advisors, LLC (included as an exhibit to Exhibit 10.21).

10.23	Finn Holding Corporation 2011 Participation Plan (Incorporated by reference to Exhibit 10.1 to CBLC’s Current Report on Form 8-K, filed on April 18, 2011).

10.24	Severance Commitment Letter, dated January 14, 2012, by and between American Commercial Lines Inc. and Dawn R. Landry.*

12.1	Statement regarding computation of ratio of earnings to fixed charges.

21.1	List of subsidiaries of ACL I Corporation.*

23.1	Consent of Independent Registered Public Accounting Firm.*

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (see signature pages).

25.1	Statement of Eligibility of The Bank of New York to act as Trustee under the indenture dated as of February 15, 2011 under the Trust Indenture Act of 1939.

99.1	Form of Letter of Transmittal with respect to the Exchange Offer.

99.2	Form of Notice of Guaranteed Delivery with respect to the Exchange Offer.

99.3	Form of Letter to the Depositary Trust Company Participants regarding the Exchange Offer.

99.4	Form of Letter to Beneficial Owners regarding the Exchange Offer.

*	Filed herewith.